Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

CAUTIONARY NOTE TO US READERS

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this document regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

 In particular, this document uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document also uses the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NI 43-101 Technical Report
Mineral Resource Estimation
Joanna Gold Project
Rouyn –Noranda, Quebec
Aurizon Mines Ltd.
September 2011 Update

SGS Canada Inc.

Respectfully submitted to: Aurizon Mines Ltd. Effective Date: December 31st, 2011

Prepared By:
Maxime Dupéré, P.Geo
Geologist – SGS Canada Inc. (Geostat)
Patrice Live Eng.
Manager –  BBA Inc.
Enzo Palumbo Eng.
Metallurgist –  BBA Inc.
Angelo Grandillo Eng.
Project Manager – BBA Inc.
Martin Magnan Eng.
Project Manager–  Roche Inc.

SGS Canada Inc.	Mineral Services 10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada, J7C 3V5 SGS Canada Inc. t (450) 433 1050 f (450) 433 1048 www.geostat.com www.sgs.com
Member of SGS Group (SGS SA)

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page ii

Table of Contents

Table of Contents	ii

List of Tables	ix

List of Figures	xi

1- Summary	1

2- Introduction	8

2.1 General	8
2.2 Terms of Reference	9
2.3 Units and Currency	9
2.4 Disclaimer	10
2.5 Cautionary Note regarding the Pre-Feasibility Study	10

3- Reliance on Other Experts	12

4- Property Description and Location	13

4.1 Location	13
4.2 Property Description, Ownership and Agreements	15
4.3 Royalties Obligations	19
4.4 Permits and Environmental Liabilities	19

5- Accessibility, Climate, Local Resources, Infrastructure and Physiography	20

5.1 Physiography	20
5.2 Accessibility	20
5.3 Climate	20
5.4 Local Resources and Infrastructures	21

6- History	22

6.1 Hosco	22
6.2 Heva	24
6.3 Alexandria	26
6.4 Henriksen	27
6.5 Bousquet	28

7- Geological Setting and Mineralization	30

7.1 Geological Setting	30
7.1.1 Regional Geology	30
7.1.2 Property Geology	31
7.2 Mineralization	32
7.2.1 Hosco	33
7.2.2 Heva	42
7.2.2.1 Heva East	43
7.2.2.2 Heva West	43

8- Deposit Types	47

9- Exploration	51

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10- Drilling	53

10.1 Drilling Methodologies	53
10.2 Historical Drilling	53
10.3 Recent Drilling	54
10.4 Drill Program 2011 Summary of best intercepts	57
10.5 Drill core Sampling Methodologies	61

11- Sample Preparation, Analyses and Security	63

11.1 Sample Preparation and Analyses	63
11.2 Quality Assurance and Quality Control Procedure	63
11.2.1 Analytical Standards	64
11.2.2 Analytical Blanks	72
11.2.3 Core Duplicates	73
11.2.4 Reject and Pulp Duplicates	75
11.2.5 QA/QC Conclusion	78
11.3 Specific Gravity	78
11.3.1 ALS Chemex S.G. Data Verification	79
11.3.2 SGS Geostat S.G. Data Verification	81
11.3.3 New S.G. Average Value for Hosco Deposit	83
11.4 Conclusions	84

12- Data Verification	85

13- Mineral Processing and Metallurgical Testing	88

13.1 Pre-Feasibility Study	88
13.1.1 Mineralogy (gold grain deportment)	90
13.1.2 Summary of Testwork	90
13.1.3 Grinding Testwork	90
13.1.4 Gravity Testwork	91
13.1.5 Flotation Testwork	92
13.1.6 Cleaner Impact	93
13.1.7 Albion and CIL Testwork	93
13.1.8 Difference between Albion and POX	94

14- Mineral Resource Estimates	95

14.1 Introduction	95
14.2 Hosco Deposit Resource Estimate	95
14.2.1 Exploratory Data Analysis	97
14.2.1.1 Analytical Data	97
14.2.1.2 Composite Data	98
14.2.1.3 Specific Gravity	101
14.2.2 Geological Interpretation	101
14.2.3 Spatial Analysis	104
14.2.4 Resource Block Modeling	106
14.2.5 Grade Interpolation Methodology	107
14.2.6 Mineral Resource Classification	110
14.2.7 Mineral Resource Estimation	113
14.2.8 Sensitivity Analysis	115
14.2.9 Mineral Resource Validation	116

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14.3 Alexandria Deposit Resource Estimate	116
14.4 Heva Deposit Resource Estimate	118
14.5 Total Mineral Resource Estimate for the Joanna Property	119
14.6 Comments about the Mineral Resource Estimates	119

15- Mineral Reserve Estimates	121

16- Mining Methods	122

16.1 Mining	122
16.1.1 General Description	122
16.1.2 Pit Optimization	122
16.1.2.1 Pit Optimization Criteria and Parameters	122
16.1.2.2 Cut-Off Grade Calculation	123
16.1.2.3 Theoretical Pit Shells	123
16.1.3 Pit Design and Dressing	126
16.1.3.1 Pit Design Parameters	126
16.1.3.2 Detailed Pit Design	127
16.1.4 In-Pit Mine Reserves	130
16.1.4.1 Density	130
16.1.4.2 Dilution and Mine Recovery	130
16.1.4.3 Reserves	132
16.1.5 Mine Planning	133
16.1.6 Waste Rock, Overburden and Low Grade Material	141
16.1.6.1 Waste Rocks and Low Grade Material Management	141
16.1.6.2 Overburden Material Management	142
16.1.6.3 Waste Rock Stockpile Area	143
16.1.6.4 Low Grade Stockpile Area	144
16.1.6.5 Overburden Stockpile Area	144
16.1.7 Water Management	144
16.1.7.1 Mine Water	144
16.1.7.2 Drainage Water from the Waste Rock Piles	145
16.1.7.3 Water from the Tailings Pond	146
16.1.7.4 Environmental Discharge Objectives	146
16.1.8 Mining Operations	146
16.1.8.1 Drilling	147
16.1.8.2 Blasting	147
16.1.8.3 Loading and Hauling	148
16.1.8.4 Net Productive Time	148
16.1.8.5 Loading Parameters	149
16.1.8.6 Hauling Parameters	149
16.1.8.7 Equipment Availability	150
16.1.8.8 Mine Support Equipment	151
16.1.8.9 Mine Equipment Annual Fleet Requirements	151
16.1.8.10 Mining Services	153
16.1.8.10.1 Dewatering	153
16.1.8.10.2 Aggregate Requirement	153
16.1.8.10.3 Contract Mining	153
16.1.8.10.4 Purchase of Used Equipment	153

17- Recovery Methods	155

17.1 Flowsheet Development and Equipment Description	155
17.2 Offsite Milling Option Review	155
17.3 Grinding, Gravity and Flotation at Joanna	156
17.3.1 Crushing	156
17.4 Ore Handling and Conveying	156
17.5 Grinding	157
17.6 Cyclones	157

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17.6.1 Gravity Circuit	157
17.6.1.1 Flotation	158
17.7 Thickeners - Joanna Site	158
17.7 Albion, CIP, Treatment at Casa Berardi	158
17.7.1 Albion Circuit	159
17.8 Thickeners – Casa Berardi Site	160
17.8.1 Cyanide Leaching and CIP Circuit	160
17.8.2 Carbon Stripping and Gold Room	160
17.8.3 Overall Water Balance	160
17.8.4 Water Balance at the Joanna Site	161
17.8.5 Water Balance at the Casa Berardi Site	161
17.9 Other Oxidation Process Not Retained	162
17.10 Process Design	162

18- Project Infrastructure	165

18.1 Site Infrastructure	165
18.1.1 General Joanna and Casa Berardi Site Plot Plans	165
18.1.2 Main Buildings and Surface Works at the Joanna Site	165
18.1.3 Ancillary Buildings and Surface Structures at the Joanna Site	165
18.1.4 Services and Distribution Networks at the Joanna Site	166
18.1.5 Main Site Stockpiling and Disposal Areas at the Joanna Site	166
18.1.6 Off-Site Albion Concentrate Processing at Casa Berardi	166
18.2 Energy Consumption	167
18.2.1 Electrical Energy	167
18.2.2 Natural Gas	168
18.2.3 Diesel	168

19- Market Studies and Contracts	170

20- Environmental Studies, Permitting and Social or Community Impact	171

20.1 Environment	171
20.1.1 Federal Procedure	171
20.1.2 Provincial Procedure	172
20.1.2.1 Cost Evaluation to Obtain Authorizations and Permits	173
20.1.3 Impact on Biodiversity	175
20.1.3.1 Wetlands Management	175
20.1.3.2 Impact on Streams and Fish Habitat	176
20.1.3.3 Impact on Hunting Areas	176
20.1.3.4 Impact on Special Status Species	178
20.1.4 Waste Rocks and Ore Characterization	178
20.1.4.1 Ore Characterization	178
20.1.4.2 Waste Rocks Characterization	178
20.1.4.3 Impact of Cyanide	179
20.1.5 Tailings Management	179
20.1.5.1 Considerations for Tailings Management	179
20.1.5.2 Impact on the Tailings Pond at the Casa-Berardi Mine	183
20.1.6 Considerations for Transportation of the Concentrate	184
20.1.7 Noise Impact	186
20.1.8 Impact of Vibrations	186
20.1.9 Impact of Dust	186
20.1.10 Visual Impact	186
20.1.11 Impact of Loose Rocks	187

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20.1.12 Climate Impact – Greenhouse Gases	187
20.1.13 Surveillance Program during Construction and Operation Phases	187
20.1.14 Environmental Monitoring Committee	188
20.2 Stakeholders Participation and Survey Considerations	188
20.2.1 Stakeholders Engagement Approach	188
20.2.1.1 Community Participation – Listen, Understand and Integrate	188
20.2.1.2 Information Meetings and Invitation to Participate to Identified Stakeholders	189
20.2.1.3 Public Meeting	189
20.2.1.4 Dialog Workshops	190
20.2.1.5 Development of Recommendations and Plenary Session	190
20.2.2 Stakeholders Recommendations	191
20.2.2.1 Local and Global Environmental Issues	191
20.2.2.2 Groundwater Resource Protection	191
20.2.2.3 Operations that Reflect Tomorrow’s Values	191
20.2.2.4 Optimization of Restoration Scenarios	191
20.2.2.5 Resource Management that is Responsive to Community Needs	191
20.3 Site Restoration Plan	192
20.3.1 Mine and Facilities Closure Plan	192
20.3.2 Restoration and Remediation	194
20.3.2.1 Buildings and Infrastructures	194
20.3.2.2 Zones Disrupted by Mining Activities	194
20.3.2.3 Characterization Study	194
20.3.2.4 Open-Pit	194
20.3.2.5 Overburden	195
20.3.2.6 Waste Rock Piles	195
20.3.2.7 Flotation Pond (Joanna)	196
20.3.2.8 Albion Pond (Casa Berardi)	196
20.3.2.9 Environmental Monitoring	196
20.3.2.10 Financial Guarantee	197

21- Capital and Operating Costs	198

21.1 Capital Cost Estimation	198
21.1.1 Basis of Estimate and Assumptions	198
21.1.1.1 Quantity Estimate methodology	199
21.1.1.2 Infrastructure	201
21.1.1.3 Labour and Installation Estimates	202
21.1.1.4 Indirect Cost Estimates	202
21.1.1.5 Contingency	202
21.1.2 Mine Capital Cost Estimate	203
21.1.2.1 Mining Equipment	203
21.1.2.12 Mine Pre-Production Cost	203
21.1.3 Processing Plant Capital Cost Estimate	203
21.1.3.1 Joanna Site Processing Plant Capital Cost Estimate	204
21.1.3.2 Casa Berardi Site Processing Plant Capital Cost Estimate	205
21.1.3.3 Joanna Site Infrastructure Capital Cost Estimate	206
21.1.4 Environmental Capital Cost Estimate	206
21.1.4.1 Tailings Disposal Capital Cost Estimate	206
21.1.4.2 Stockpile Management Capital Cost Estimate	206
21.1.4.3 Restoration Cost	206
21.2 Operating Cost Estimation	207
21.2.1 Mining Operating Costs	207
21.2.1.1 Low Grade Material Transportation Cost	207
21.2.2 General and Administration Operating Costs	208
21.2.3 Processing Operating Costs	208
21.2.3.1 Labour Cost	209
21.2.3.2 Electric Power Cost	209
21.2.3.3 Consumables and Reagents	209
21.2.3.4 Oxygen Plant	210

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21.2.3.5 Natural Gas	210
21.2.3.6 Albion License Fee	210
21.2.3.7 Concentrate Transportation Costs	210
21.2.4 Refining	211

22- Economic Analysis	212

22.1 Basis of Analysis and Assumptions	212
22.1.1 Project Timing	212
22.1.2 Project Financing	212
22.1.3 Income Tax	212
22.1.4 Depreciation	212
22.1.5 Escalation and Inflation	213
22.1.6 Sales Revenue	213
22.2 Results of Economic Evaluation	213
22.2.1 Results for the Base Case Economic Analysis (new equipment)	213
22.2.2 Results for the Optimized Scenario Economic Analysis (used equipment)	213
22.3 Sensitivity Analysis on the Optimized Scenario	214

23- Adjacent Properties	216

24- Other Relevant Data and Information	217

24.1 Block Modeling of Arsenic Analytical Data	217
24.2 Geotechnical and Geomechanical Studies	221
24.2.1 General Description	222
24.2.1.1 Soil Characterization	222
24.2.1.2 Overburden Characterization	222
24.2.1.3 Overburden Sensitivity	223
24.2.1.4 Contact between Overburden and Rock	223
24.2.1.5 Main Geological Features	223
24.2.2 Geotechnical Study	223
24.2.2.1 Overburden Slope Configuration	223
24.2.2.2 Recommendation Concerning Overburden Slope Stability	224
24.2.3 Geomechanical Study	225
24.2.3.1 Rock Slope Configuration	225
24.2.3.2 Recommendation Concerning Rock Slope Stability	227
24.2.3.3 Opportunity on Benching Arrangement	227
24.3 Hydrology (Water Study)	227
24.3.1 Mine Dewatering	228
24.3.2 Impact of Operations on Residential Water Wells	228
24.3.3 Impact of Operations on the Esker	228
24.4 Labour Force	230
24.4.1 Organizational Structure	230
24.4.2 Mine Hourly Staff Headcount	230
24.4.3 Mine Salaried Staff Headcount	232
24.4.4 Processing Plant Employees Headcount	232
24.5 Site Security, Health and Safety	233
24.5.1 Employee Health and Safety	233
24.5.2 Quality of Life	234
24.5.3 Mine Safety and Mine Rescue	234
24.5.4 Fire Brigade	235
24.5.5 Secure Access to Site	235
24.5.6 Gold Room and Gold Handling Security	235

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24.5.7 Environmental Emergency Plan	236
24.5.8 Environmental Management System	237

25- Interpretation and Conclusions	238

25.1 SGS Geostat Interpretations and Conclusions	238
25.2 PFS Interpretations and Conclusions	242
25.2.1 Risks and Opportunities	242

26- Recommendations and Project Update	244

26.1 PFS Recommendations	244
26.2 Project Update:	246
26.3 Drilling Recommendations	246

27- References	248

27.1 History	248
27.2 Geological Setting and Mineralization	248
27.3 Deposit Type	249
27.4 Mineral Resource and Mineral Reserve Estimates	249
27.5 Advanced Property Sections 13, 15-22, 24 and Other Relevant Data and Information	249

28- Date and Signature	250

29- Certificate of Qualified Person	251

29.1 Certificate of Maxime Dupéré	251
29.2 Certificate of Patrice Live	252
29.3 Certificate of Enzo Palumbo	253
29.4 Certificate of Angelo Grandillo	254
29.5 Certificate of Martin Magnan	255

Appendix A: List of Claims	256

Appendix B: ALS Minerals (Chemex) Analytical Protocols	262

Appendix C: General arrangement plot plan of the Joanna Site	267

Appendix D: Stakeholders Participation to the Possible Development of the Joanna Project	269

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List of Tables
Table 1.1: Updated mineral resources for the Hosco Deposit (in-pit)	4
Table 1.2: Updated mineral resources for the Hosco Deposit (underground)	4
Table 1.3: Mineral resources comparison of the Joanna Project - Hosco Deposit	4
Table 1.4: Final updated mineral resources for the Joanna Property (0.5 g/t Au cut-off)	6

Table 2.1: List of abbreviations	10

Table 4.1: Details of Aurizon's interests and commitments	18

Table 10.1: Summary of historical drilling development work and production on the Heva and Hosco sectors	54
Table 10.2: Drilling done by Aurizon on the Property since 2007	55
Table 10.3: Significant intercepts of the 2011 drill program	59

Table 11.1: Summary of the statistical analysis for different reference materials	65
Table 11.2: Summary of analytical results for core duplicates	74
Table 11.3: Summary of analytical results for reject duplicates	76
Table 11.4: Summary of analytical results for pulp duplicates.	78
Table 11.5: Summary of 2007 S.G. measurements on mineralised core samples	79
Table 11.6: Summary of ALS Chemex S.G. measurements versus Technominex results	80
Table 11.7: Summary of ALS Chemex S.G. measurements versus Lab Expert results.	81
Table 11.8: Summary results from SGS Geostat S.G. data verification program.	82
Table 11.9: Summary of S.G. results from Technominex 2010	84

Table 12.1: Summary of analytical results for independent check samples	86
Table 12.2: Summary of the final drill hole Hosco database as of August 26th, 2011.	87

Table 13.1: Expected Gold Recovery Section	89
Table 13.2: Bond Ball Mill Grindability Testwork Results	90
Table 13.3: SAG Mill Comminution Testwork Results	91
Table 13.4: Gravity Separation Results	92
Table 13.5: Locked Cycle Test Results	92
Table 13.6: Leaching of Albion Residue Results	93

Table 14.1: Summary statistics for Au assay data from the Hosco database.	97
Table 14.2: Summary statistics for capped Au composites	99
Table 14.3: June 2011 experimental variogram model for high grade 2m composites.	105
Table 14.4: September 2011 experimental variogram model for high grade Au 2m composites	106
Table 14.5: Resource block model parameters	107
Table 14.6: Parameters used for the Whittle open pit optimisation	114
Table 14.7: Updated mineral resources for the Hosco Deposit (in-pit)	115
Table 14.8: Updated mineral resources for the Hosco Deposit (underground)	115
Table 14.9: June 2011 sensitivity analysis of the high grade block model using a cut-off grade of 0.33 g/t Au	116
Table 14.10: Mineral resources for the Alexandria Deposit	117
Table 14.11: Mineral resources for the Heva Deposit	119
Table 14.12: Updated mineral resources for the Joanna Property	119

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Table 14.12: Updated mineral resources for the Joanna Property	119

Table 15.1: Mineral Reserve Estimate (Cut-off 0.5 g/t Au)	121

Table 16.1 : Pit Optimization Parameters for LG 3D	123
Table 16.2 Undiluted Resources within LG 3D Pit Shell (CoG 0.5 g/t Au)	126
Table 16.3 : Estimation of In-pit Dilution and Mine Recovery	131
Table 16.4: In-pit Material Inventory (Cut-off 0.5g/t Au)	132
Table 16.5: In-pit Reserves (Cut-off 0.5g/t Au)	133
Table 16. 6: 8,500 tpd Production Schedule (CoG at 0.5g/t Au) With Dilution and Mine Recovery	136
Table 16.7: Net Productive Time: Drilling	147
Table 16.8: Net Productive Time: Loading and Hauling	148
Table 16.9: Loading Parameters	149
Table 16.10: Average Cycle Time	150
Table 16.11: Mine Equipment List for 8,500 tpd	152
Table 16.12: Mine Equipment List for 8,500 tpd – With Used Equipment	154

Table 17. 1: Grinding Circuit Equipment	157
Table 17.2: Flotation Circuit Equipment	158
Table 17.3: Alternative Oxidation Process Comparison	162

Table 18.1 : Summary Table of Installed and Operating Power	167
Table 18.2 : Summary Table of Electric Power Consumption	168
Table18. 3: Diesel Fuel Consumption for Mine Equipment	169

Table 20.1: Cost of Studies*	176
Table 20.2: MDDEP Measures for Projects in Wetlands	177

Table 21.1: Commodity Estimation	199
Table 21.2: Joanna Site Plant Capital Costs	204
Table 21.3: Casa Berardi Site Plant Capital Costs	205
Table 21.4: Joanna Site Infrastructure Capital Cost Estimate	206
Table 21.5 : Summary of Processing Operating Costs	208

Table 24.1: Summary statistics for arsenic analytical data	217
Table 24.2: Mine Hourly Labour	231
Table 24.3 : Mine Salaried Staff	232
Table 24.4 : Processing Plant Salaried and Hourly Staff Deployment	233

Table 25.1: September 2011 updated mineral resources for the Hosco Deposit (in-pit)	239
Table 25.2: September 2011 updated mineral resources for the Hosco Deposit (underground)	239
Table 25.3: Hosco Deposit mineral resources comparison (in-pit)	240
Table 25.4: Hosco Deposit mineral resources comparison (underground)	240
Table 25.5: Final updated mineral resources for the Joanna Property	241
Table 25.6: Risks and Opportunities of the Joanna Gold Project	243

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List of Figures

Figure 4.1: General property location map	14
Figure 4.2: General claims location map.	16
Figure 4.3: Joannes and Bousquet Township claims map.	17

Figure 7.1: Surface geology map displaying the Joanna property boundaries	32
Figure 7.2: Sulphide distribution across a conceptual profile of the Hosco mineralized zone (taken from Renou, 2009)	34
Figure 7.3: Mineralization in the North Zone (hole JA-08-200 -- section 8650mE)	34
Figure 7.4: Mineralization in the South Zone 1 (hole JA-08-200 -- section 8650mE).	35
Figure 7.5: Mineralization in the South Zone 2 (hole JA-08-200 -- section 8650mE).	35
Figure 7.6: Visible gold in the South Zone 3 (hole JA-07-72 -- section 8975mE)	36
Figure 7.7: Mineralization in the South Zone 4 (hole JA-08-270 -- section 9150mE).	36
Figure 7.8: Mineralized zones at Hosco on section 7350 mE	38
Figure 7.9: Mineralized zones at Hosco on section 7950 mE	39
Figure 7.10: Mineralized zones at Hosco on section 8500mE	40
Figure 7.11: Mineralized zones at Hosco on section 9650mE	41
Figure 7.12: Mineralized zones at Hosco on surface	42
Figure 7.13: Mineralization in the Heva Main lens, Zone P (hole JA-11-888 - section 5550 mE)	43
Figure 7.14: Mineralization at Heva East, (hole JA-11-920 -- section 6250 mE)	43
Figure 7.15: Mineralized intervals of Heva section 5350E	44
Figure 7.16: Mineralized intervals of Heva section 5450E	45
Figure 7.17: Mineralized intervals of Heva section 6250E	46

Figure 8.1: A western plunge of 15° in the Hosco area.	48
Figure 8.2: Alteration minerals distribution across a conceptual profile of the Hosco mineralized zone (taken from Renou, 2009)	49
Figure 8.3: Two geochemical profiles of the Hosco Deposit	50

Figure 10.1: Outline of the Joanna Property displaying all drill holes to date	56
Figure 10.2: Plan view of historical and Aurizon drill holes in the Hosco sector	58

Figure 11.1: Variation of reported values with time for analytical standard OREAS 10Pb.	66
Figure 11.2: Variation of reported values with time for analytical standard OREAS 15Pa	67
Figure 11.3: Variation of reported values with time for analytical standard OREAS 12Pb.	67
Figure 11.4: Variation of reported values with time for analytical standard OREAS 6Pa	68
Figure 11.5: Variation of reported values with time for analytical standard OREAS 6Pc	68
Figure 11.6: Variation of reported values with time for analytical standard OREAS 6Pc	68
Figure 11.7: Variation of reported values with time for analytical standard OREAS 61Pa	69
Figure 11.8: Variation of reported values with time for analytical standard OREAS 61Pb	69
Figure 11.9: Variation of reported values with time for analytical standard OREAS 62Pa	69
Figure 11.10: Variation of reported values with time for analytical standard OREAS 62Pb	70
Figure 11.11: Variation of reported values with time for analytical standard OREAS 62c	70
Figure 11.12: Variation of reported values with time for analytical standard OREAS 65a	71
Figure 11.13: Variation of reported values with time for analytical standard OREAS 66a	71
Figure 11.14: Variation of reported values with time for analytical standard JA-1	72

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Figure 11.15: Variation of reported values with time for analytical standard JA-2	72
Figure 11.16: Plot of analytical results for blank reference material over time	73
Figure 11.17: Correlation plot of analytical results for core duplicates	74
Figure 11.18: Correlation plot of analytical results for reject duplicates	76
Figure 11.19: Correlation plot of analytical results for pulp duplicates.	77
Figure 11.20: Comparative chart showing Technominex and ALS Chemex S.G. results	80
Figure 11.21: Comparative chart showing Lab Expert and ALS Chemex S.G. results	81
Figure 11.22: Charts comparing Lab Expert and Technominex versus SGS Geostat SG values.	83

Figure 12.1: Correlation plot for independent check samples.	86

Figure 13.1: Expected Gold Deportment	89

Figure 14.1: Histogram of Au analytical data from the Hosco database	98
Figure 14.2: Histograms of High grade and low grade Au composites	100
Figure 14.3: Cumulative frequency plot of high grade Au composites	100
Figure 14.4: Plan view showing the spatial distribution of high grade Au composites	101
Figure 14.5: Plan view showing the spatial distribution of high grade Au composites (looking north).	101
Figure 14.6: Sections with mineralized intervals and high grade Au solids (looking west)	103
Figure 14.7: Level views showing mineralized intervals and high grade Au solids	104
Figure 14.8: September 2011 correlogram of 2m capped high grade Au composite data. *Graphs shown are actually 1 correlogram so as to resemble variograms	106
Figure 14.9: Different search ellipsoids used for the interpolation process	108
Figure 14.10: Sections showing Au block model interpolation results (looking west)	109
Figure 14.11: Level views showing Au block model interpolation results.	110
Figure 14.12: Sections showing final resource classification (looking west).	112
Figure 14.13: Plan level views showing final resource classification	113
Figure 16.1: LG 3D Optimized Pit Shell	125
Figure 16.2: Detailed Open-Pit Design	128
Figure 16.3: Cross Section East 8450 (Looking West)	129
Figure 16.4: Cross Section East 8650 (Looking West)	129
Figure 16.5: Cross Section East 8800 (Looking West)	130
Figure 16.6: Estimation of In-pit Dilution and Mine Recovery on Bench 4882	131
Figure 16.7: Pit Phases	132
Figure 16.8: Year-End Plan – Pre-Production Year	137
Figure 16.9: Year-End Plan – Year 1	137
Figure 16.10: Year-End Plan – Year 2	138
Figure 16.11: Year-End Plan – Year 3	138
Figure 16.12: Year-End Plan – Year 4	139
Figure 16.13: Year-End Plan – Year 5	139
Figure 16.14: Year-End Plan – Year 6	140
Figure 16.15: Year-End Plan – Year 7	140
Figure 16.16: Year-End Plan – Year 8	141
Figure 16.17: Equipment Mechanical Availability over Mine Life	151

Figure 17.1: Flowsheet of Joanna’s Installation	156
Figure 17.2: Flowsheet of Casa Berardi’s Installation	159

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page xiii

Figure 17.3: Water Balance for Joanna Site and Casa Berardi Sites	161
Figure 17.4: Overall Estimated Recovery Based on Head Grade and Assumptions	164

Figure 20.1: Steps in the Environmental Impact Assessment Procedure	174
Figure 20.2: Criteria for Determining Leak-Proofing Measures to be Applied to Tailings
Accumulation Areas	181
Figure 20.3: Capacity of the Tailings Pond According to Dike Elevation	183

Figure 22.1: Sensitivity Analysis (Before Tax) - IRR– Optimized Scenario	215
Figure 22.2: Sensitivity Analysis (Before Tax) – NPV @ 5% Discount Rate– Optimized Scenario	215

Figure 23.1: Adjacent Properties	216

Figure 24.1: Histogram of 2m arsenic composites	218
Figure 24.2: Correlation chart between arsenic and gold for 2m composite data	218
Figure 24.3: Correlograms of the 2m arsenic composite data	219
Figure 24.4: Sections showing arsenic block model interpolation results.	220
Figure 24.5: Level views showing arsenic block model interpolation results.	221
Figure 24.6: Proposed Overburden Slope Configurations	224
Figure 24.7: Achievable Rock Slopes	226

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 1

1- Summary

SGS Canada Inc. - Geostat (“SGS Geostat”) was commissioned by Aurizon Mines Ltd (“Aurizon”) to prepare an updated mineral resource estimate of the Joanna Gold Property. In this technical report, the mineral resources have been updated for the Hosco sector only based on data available from drill holes completed by previous operators and 2007 to 2011 exploration programs by Aurizon. The updated mineral resources were done in accordance with National Instrument 43-101 Standards and Disclosure for Mineral Projects. The cut-off date for data used in the resource estimation of Hosco deposit is August 18, 2011 and the mineral resources were updated September 22, 2011. The total  mineral resources reported for the Property include mineral resources for the Heva and Alexandria sectors completed by SGS Geostat in November 2009 as restated as announced by the Company on June 13, 2011 (date of restatement:  May 31, 2011). SGS Geostat considers the Joanna property current mineral resources reported herein to follow the industry best practices and to be compliant as outlined in the National Instrument 43-101.

This report includes a summary of the Technical Report NI 43-101– Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project by BBA Inc., dated December 2009 (the “Pre-Feasibility Study” or “PFS”).  The Pre-Feasibility Study was based on the previous Mineral Resources Estimate by SGS Geostat, dated November 2009.  The results and recommendations of the PFS continue to be relevant and are valid for the resource estimate on which the PFS is based, but cannot necessarily be extrapolated for the entire mineral resource estimated and reported on in this report. The Pre-Feasibility Study  results included or incorporated by reference herein were not updated using the updated mineral resource estimate as presented in this report but rather taken from the Technical Report – Pre-Feasibility Study for the Hosco Deposit by BBA, dated December 2009. Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

As announced in Company’s news releases including news releases dated November 11, 2009, July 5, 2010, September 14, 2010, and August 11, 2011 Aurizon has mandated BBA to undertake a feasibility study on the Hosco deposit of the Joanna property, which will incorporate the increased mineral resource estimate of 57.8 million tonnes at an average grade of 1.26 grams of gold per tonne or 2,344,000 ounces of gold, together with results of metallurgical pilot tests, geotechnical and optimization plan.

The Joanna property is situated 20 km east of Rouyn-Noranda, Province of Quebec. The Property is accessible via a gravel road connecting to the highway 117 which is the main road between Rouyn-Noranda and Val d’Or.  The nearest city, Rouyn-Noranda, with more than 40,000 citizens, is a regional center with significant mining history possessing infrastructures and workforce to support a mining operation.

The Joanna property consists of three separate blocks without inclusions located in the Joannes and Bousquet townships totalling 156 claims covering 4,294 ha. The project area extends east-west for more than 12 km and reaches 3 km in the north-south direction. The Joannes Township claim block comprises a total of 118 claims composed of the original 67 claims acquired in 2006, 25 claims acquired in 2007, 19 claims optioned in 2008, 6 claims acquired in 2009, and another claim acquired in March 2010.The claim blocks located in the Bousquet Township comprise 30 claims for the West Block and 8 claims for the East Block all acquired by staking in 2009.The Joanna property is subject to four separate royalties.

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 2

Aurizon is conducting exploration and development work under valid intervention permits delivered by Ministère des Ressources Naturelles et Faune by the Ministère du Développement Durable, de l’Environnement et des Parcs du Québec. There are no environmental liabilities related to the historical mining operations at Hosco and Heva.

The Joanna property is situated on the famous Cadillac structural break. The structure generally strikes east-west and dips northward. It is characterized by a layer of schistose, chloritic rocks cross cutting a uniform package of metamorphosed, fine-grain sediments. Gold mineralization is composed of disseminated sulphides (pyrite, arsenopyrite and pyrrhotite) in deformed and biotite-rich zones along the Cadillac fault. Small quartz veins ranging from a few centimetres to a metre wide are encountered in these zones. The Au disseminated mineralization is found in strongly altered and deformed corridors with an azimuth of N260° dipping 55° to the north-west. These mineralized corridors average a horizontal width of 20 metres and extend along strike over 3,000 metres, reaching a depth of 400 m.

The Joanna property has been explored throughout the last seventy-five years by various owners and optionees. Aurizon optioned the property in 2006 and initiated an extensive exploration program in 2007. The 2007 program involved systematically re-sampling 118 historical holes and drilling62 holes totalling 20,647m. Following this, the first NI 43-101 compliant resources estimate was completed by SGS Geostat. In 2008, Aurizon drilled 354 holes totalling 86,320m and completed a preliminary assessment study for an open-pit operation conducted by consultants of BBA. In 2009, 47 exploration and infill holes were drilled totalling 7,564m. SGS Geostat then completed the updated NI 43-101 compliant resource estimate. BBA consultants completed a positive prefeasibility study for an open pit operation in the Hosco sector. Aurizon drilled 394 exploration and infill holes totalling 71,902.48m in 2010. In 2011, Aurizon drilled 120 exploration and infill holes on the property totalling 26,224.15 m.

As part of the independent verification program SGS Geostat validated Aurizon’s exploration methodology including core sampling, analytical procedures, and their QA/QC protocol. The QA/QC practice implemented by Aurizon consists of the insertion of reference material in the sample stream (certified and composite analytical standards and blanks).  The author considers the samples representative and of good quality and is confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

Mr. Maxime Dupéré P. Geo, visited the project site from August 24-26, 2011 and took independent samples of mineralized core from recent Aurizon drill programs. SGS Geostat also completed a verification of the project’s drill hole database as part of the independent verification program. The author and SGS Geostat are of the opinion that the data quality is acceptable and that the final drill hole database is adequate to support a mineral resource estimate.

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 3

The updated mineral resources for the Hosco sector were estimated from a high grade gold block model and a low grade gold block model. The high grade block model was interpolated from 2m interval composite data constrained within 3D wireframe solids defined from the channels and drill hole mineralized intercepts. The low grade block model was estimated from composite data of similar length located outside the defined high grade wireframe solids. Both block models are defined by a block size of 8 m (E-W) by 5 m (N-S) by 8 m (vertical) and cover an area located within sections 7050mE to 9700mE of the project to a maximum depth of more than 980m below surface. The interpolation of the block grade was completed using Ordinary Kriging methodologies consisting of multiple passes using search ellipsoids increasing in size from one interpolation pass to another. The final updated mineral resources corresponds to the estimated blocks from both block models located below the bedrock-overburden interface and outside known barren late intrusive units observed in the deposit area. The updated mineral resources were finally classified into measured, indicated and inferred categories using an automated classification process followed by a manual smoothing to produce coherent mineral resource categories. A bulk density of 2.75t/m3 was used to calculate the final tonnage of the mineral resources based on the volumetric estimates of the block models.

The mineral resources of the Hosco deposit are defined using two distinct mining scenarios: open-pit and underground mining perspectives. The open pit mineral resources are reported within a Whittle pit shell optimised using the measured, indicated and inferred categories of the estimated global block model. The pit optimisation parameters, supplied by Aurizon and validated by SGS Geostat, are based on the parameters used in the Pre-Feasibility Study (see sub section 14.2.7 Mineral Resource Estimation). The base case cut-off grade for the in-pit mineral resources using a gold price of US$1,000 per oz Au is 0.33g/t Au. The base case cut-off grade for the underground (“U/G”) mineral resources at Hosco has been set at 2.0 g/t Au and is based on a conceptual U/G mining model completed by SGS Geostat. The reported U/G mineral resources are exclusive of the in-pit mineral resources. SGS Geostat considers that mineral resources defined at Hosco meet the requirement of a reasonable prospect for economic extraction.

The final updated mineral resources for the Hosco Deposit using a 0.33 g/t Au cut-off (Base Case) now total 57,840,000 tonnes grading 1.26 g/t Au for 2,344,000 oz of gold in the measured and indicated categories with an additional 7,050,000 tonnes grading 1.18 g/t Au for 267,000 oz gold in the inferred resource category.

The Table 1.1 and Table 1.2 detail the final updated mineral resources for the Hosco sector using different gold cut-off grades (in-pit and underground).

When compared to the mineral resources of the Joanna deposit previously disclosed in the June 13, 2011 press release, the updated mineral resources for the Hosco sector represent a 4% increase in ounces for the measured and indicated resource categories and a 6%decrease in ounces for the inferred category using a similar base case cut-off grade of 0.33g/t Au (Table 1.3).The press release information is available on the Aurizon web site.

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 4

Table 1.1: Updated mineral resources for the Hosco Deposit (in-pit)
		Tonnage*	Grade	Au metal**
Grade Cut-off (Au g/ t)	Category	(t)	(g/ t)	(oz)
	Measured (M)	30,690,000	1.33	1,311,000
0.33 (Base Case)	Indicated (I)	27,150,000	1.18	1,033,000
	Total (M+I)	57,840,000	1.26	2,344,000
	Inferred	7,050,000	1.18	267,000
	Measured (M)	29,460,000	1.37	1,295,000
0.5	Indicated (I)	26,410,000	1.21	1,024,000
	Total (M+I)	55,870,000	1.29	2,319,000
	Inferred	6,950,000	1.19	266,000
	Measured (M)	20,370,000	1.62	1,058,000
1.0	Indicated (I)	15,130,000	1.51	736,000
	Total (M+I)	35,500,000	1.57	1,794,000
	Inferred	4,520,000	1.39	201,000

Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty
Historical production of 9,704 oz has not been removed from mineral resources

Table 1.2: Updated mineral resources for the Hosco Deposit (underground)
		Tonnage (t)	Grade	AuMetal**
Grade Cut-off	Category	(t)	(g/ t)	(oz)
2.0	Indicated (I)	50,000	2.65	5,000
(Base Case)	Inferred	590,000	2.54	48,000
2.5	Indicated (I)	20,000	3.33	2,000
	Inferred	180,000	3.39	19,000
3.0	Indicated (I)	10,000	3.90	1,000
	Inferred	100,000	4.00	12,000
Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 5

Table 1.3: Mineral resources comparison of the Joanna Project - Hosco Deposit

Joanna Project -  Hosco Deposit  - Mineral Resources Comparaison

		June 2011			Septembre 2011
Grade Cut-off	Category	Tonnage*	Grade	Au metal**	Tonnage*	Grade	Au metal**
(Au g/ t)		(t)	(g/ t)	(oz)	(t)	(g/ t)	(oz)
	Measured (M)	29,490,000	1.35	1,283,000	30,690,000	1.33	1,311,000
0.33	Indicated (I)	25,840,000	1.18	977,000	27,150,000	1.18	1,033,000
(Base Case)	M + I	55,330,000	1.27	2,260,000	57,840,000	1.26	2,344,000
	Inferred	7,730,000	1.15	285,000	7,050,000	1.18	267,000
	Measured (M)	28,840,000	1.37	1,275,000	29,460,000	1.37	1,295,000
	Indicated (I)	25,300,000	1.19	970,000	26,410,000	1.21	1,024,000
0.5
	M + I	54,140,000	1.29	2,245,000	55,870,000	1.29	2,319,000
	Inferred	7,670,000	1.15	284,000	6,950,000	1.19	266,000
	Measured (M)	20,460,000	1.60	1,054,000	20,370,000	1.62	1,058,000
	Indicated (I)	14,710,000	1.47	697,000	15,130,000	1.51	736,000
1.0
	M + I	35,170,000	1.55	1,750,000	35,500,000	1.57	1,794,000
	Inferred	4,910,000	1.33	210,000	4,520,000	1.39	201,000
updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

Joanna Project -  Hosco Deposit  - Mineral Resources Comparaison
		June 2011			Septembre 2011
Grade Cut-off	Category	Tonnage*	Grade	Au metal**	Tonnage*	Grade	Au metal**
(Au g/ t)		(t)	(g/ t)	(oz)	(t)	(g/ t)	(oz)
	Indicated (I)	60,000	2.52	5,000	50,000	2.65	5,000
2.0
	Inferred	350,000	2.26	25,000	590,000	2.54	48,000
	Indicated (I)	20,000	3.48	2,000	20,000	3.33	2,000
2.5
	Inferred	50,000	2.78	5,000	180,000	3.39	19,000
	Indicated (I)	10,000	3.92	1,000	10,000	3.90	1,000
3.0
	Inferred	10,000	3.34	1,000	100,000	4.00	12,000
Updated:  September 22, 2011- *Rounded to nearest 1k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

The new NI 43-101 compliant mineral resources for the Joanna Gold Property, which include the updated mineral resources estimated for the Hosco sector and the 2009 mineral resources for the adjacent Heva and Alexandria sectors (as restated as disclosed in the Company’s June 13, 2011 news release), are summarised in Table 1.4 below.

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 6

Table 1.4: Final updated mineral resources for the Joanna Property (0.5 g/t Au cut-off)

			Cut-off Grade	Tonnage*	Au Grade	Au Metal**
Sector	Resource Depth	Resource Category	(g/ t)	(t)	(g/ t)	(oz)
Hosco	In-pit	Measured	0.33	30,690,000	1.3	1,311,000
Hosco	In-pit	Indicated	0.33	27,150,000	1.2	1,033,000
Heva	Above 4,700m Elev.	Indicated	0.5	4,410,000	1.9	270,000
Joanna	In-pit/ Above 4,700m Elev.	Total M + I		62,250,000	1.3	2,614,000
Hosco	In-pit	Inferred	0.33	7,050,000	1.2	267,000
Heva	Above 4,700m Elev.	Inferred	0.5	7,680,000	1.7	421,000
Alexandria	Above 4,700m Elev.	Inferred	0.5	980,000	1.2	37,000
Joanna	In-pit/ Above 4,700m Elev.	Total Inferred		15,710,000	1.4	725,000
Hosco	U/G	Indicated	2.0	50,000	2.6	5,000
Joanna	U/ G - Below 4,700 m Elev.	Total Indicated		50,000	2.6	5,000
Hosco	U/G	Inferred	2.0	590,000	2.5	48,000
Heva	Below 4,700 m Elev.	Inferred	2.0	650,000	2.8	59,000
Joanna	U/ G - Below 4,700 m Elev.	Total Inferred		1,240,000	2.7	107,000

*Rounded to nearest 10k - **Rounded to nearest 1k Updated: September 22, 2011 CIM definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viability
Historical production of 9,704 oz (Hosco) and 10,700 oz (Heva) has not been removed from mineral resources
BBA completed in December 2009 an NI 43-101 compliant Pre-Feasibility Study based on the previous Mineral Resources Estimate by SGS Geostat, dated November 2009. The results of the PFS were positive and hold the following highlights:

1.	The mineral reserves, after dilution and mine recovery, are estimated at 23.6 million tonnes of ore in the proven and probable categories, using a cut-off grade of 0.50 g/t Au;
2.	With a production rate of 8,500 tpd, the pit life is expected to last 7.6 years. When the pit is depleted, an additional 0.7 years is anticipated to process 2.4 million tonnes of low grade material;
3.
The estimated initial capital cost amounts to $192.5 M and an internal rate of return of 14.37% is expected. According to the economical evaluation of the project, the Net Present Value using a discount rate of 5% amounts to $74 M and the payback period after the start of commercial production is 3.9 years, before taxes. The level of accuracy of the capital and operating costs is +/- 25%

The results of the Pre-Feasibility Study may not necessarily be extrapolated to the increased resource estimates reported in the measured and indicated categories in this report and cannot be extrapolated to resources in the inferred category.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report

The drilling programs completed by Aurizon since the last reported mineral resource estimate successfully outlined additional resources in the measured and indicated categories mostly located below the open pit shell defined in the prefeasibility study but including a new small mineral resources core located near surface between sections 7225 mE and 7425 mE. Based on the updated mineral resources for the Hosco sector and discussions with Aurizon personnel, SGS Geostat recommends the following exploration work in the Hosco and the other sectors of the Property:

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 7

1) Delineation drilling – Hosco West sector:
-	Increase the inferred resources (50m X 50m drill pattern) from surface to 200m below surface between sections 7000mE and 7800mE.
-	Complete the conversion of inferred resources into measured and indicated resources (25m X 25m drilling pattern) to 200m below surface around significant results.
-	Delineation drilling: 15,000m (2.1M$ budget).

2) Exploration and delineation drilling – Heva sector:
-	Increase inferred resources (100m X 100m drill pattern) from surface to a depth of 200m below surface between sections 4200mE and 5000mE and between sections 5500mE and 7000mE; 14,000m of drilling.
-
Complete the conversion of inferred resources into indicated resources around significant results (50m X 50m drill pattern) from surface to a depth of 200m below surface between sections 4200mE and 7000mE; 30,000m of drilling.

-	Exploration and delineation drilling: 44,000m (6.2M$ budget).

3) Exploration drilling – Hosco sector:
-
Build a comprehensive structural model of the higher grade mineralization identified by South and North Zones to help the planning of deeper drilling with the objective of defining potential underground mineral resources.

-	Increase inferred resources (100m X 100m drill pattern) between 300m to 600m below the surface to test higher grade for potential underground mineral resources.
-	Exploration drilling: 12,000m (1.7M$ budget).

4) Exploration drilling – Alexandria sector:
-	Investigating the continuity at depth and in the extension of showings discovered in 2009-2010 during prospection and drilling program.
-	Compilation of historical works (drilling, geophysics survey, and mapping) with the objective to generate new targets overall the Alexandria sector.
-	Exploration drilling: 10,000m (1.4M$ budget).

5) Exploration drilling and field works – Henriksen:
-	Investigating the continuity in the extension of significant results from 2008 drilling program.
-	Increase understanding of gravimetric survey (2010) in order to generate new drilling targets.
-	Surface mapping and sampling in “oreille ouest” sector to understand structural and mineralization controls of the area.
-	Exploration drilling (5000m) and field works (0.8M$ budget).

A Feasibility Study is currently under preparation by BBA that will contain the following updates:
•	Mineral Reserves Estimates based on the updated Mineral Resources Estimate reported in this report;
•	Optimization Mine Plan based on ore being processed on site at the Joanna property;
•	Metallurgical pilots tests based on POX technology and Process flowsheet;
•	Complete Environmental Review

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 8

2- Introduction

2.1 General

This technical report was prepared by SGS Canada Inc. – Geostat (“SGS Geostat”) for Aurizon Mines Ltd (“Aurizon” or “Company”) to support the disclosure of updated mineral resources for the Joanna Gold Project (“Project” or “Property”). The mineral resource estimate was updated for the Hosco sector only; the mineral resources for the Heva and Alexandria sectors have not been updated as part of this report. The current NI 43-101 mineral resources for the Heva and Alexandria sectors stated in this report have been taken from the SGS Geostat report “Technical Report – Mineral Resource Estimation, Joanna Gold Deposit, Aurizon Mines Ltd” dated November 9, 2009 as restated as disclosed in the Company’s June 13, 2011 news release.

The results of the PFS re-stated in this report are based on the previous Mineral Resources Estimate by SGS Geostat, dated November 2009.  The results and recommendations of the PFS continue to be current and relevant and are valid for the resource estimate on which the PFS was based.  However, the results of the PFS have not been updated using the updated Mineral Resource Estimate presented in this report, may not necessarily be extrapolated to the increased resource estimates reported in the measured and indicated categories in this report and cannot be extrapolated to resources in the inferred category.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report

As announced in Company’s news releases including news releases dated November 11, 2009, July 5, 2010, September 14, 2010 and August 11, 2011, Aurizon has mandated BBA to undertake a feasibility study on the Hosco deposit of the Joanna property, which will incorporate the updated Mineral Resources Estimate reported herein, together with results of metallurgical pilot tests, geotechnical and optimization plan.  The feasibility study will contain the following updates:
•	Mineral Reserves Estimates based on the updated Mineral Resources Estimate reported in this report;
•	Optimization Mine Plan based on ore being processed on site at the Joanna property;
•	Metallurgical pilots tests based on POX technology and Process flowsheet;
•	Complete Environmental Review

This report describes the basis and methodology used for modeling and estimation of the mineral resources for the Hosco sector from historical underground channel and drilling data and new surface drilling data collected by Aurizon. This report also presents a full review of the history, geology, sample preparation and analysis, data verification, mining and metallurgical testing of the Hosco sector and provides recommendations for future work.

SGS Geostat was commissioned by Aurizon on November 8, 2011 to prepare an independent estimate of the updated mineral resources of the Hosco sector from a large volume low grade perspective. Aurizon supplied electronic format data from which SGS Geostat generated and validated a final updated database.

SGS Canada Inc.

Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property	Page 9

2.2 Terms of Reference

This report on the Joanna property mineral resource estimate was prepared by Maxime Dupéré P.Geo (with assistance from Michel Dagbert Eng.). Maxime Dupéré P.Geo is responsible for sections 1 to 12, 14, 23, 24, 25.1, 26.2, 26.3, 27and 28 of the report: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011. The co-author, Patrice Live, Eng, from BBA is responsible for sections: 2.5, 15, 16, 18.2, 19, 21.1.2, 21.2.1, 21.2.2, 22, 24.2, 24.3, and 24.4 of this report. The co-author, Enzo Palumbo, Eng, metallurgist, from BBA is responsible for sections 13, 17, 18.1, 18.2, 22, and 24.4 of this report. The co-author, Angelo Grandillo, Eng, from BBA is responsible for sections 20.2, 21.1.1, 21.1.3, 21.2.3, 21.2.4, 24.5, 25.2, 26.1, and 26.2 of this report. The co-author, Martin Magnan, Eng, from Roche Ltée Groupe Conseil is responsible sections 16.1.6.1, 16.1.6.2, 16.1.7, 20.1, 20.3 and 21.1.4 of this report.

This technical report was prepared according to the guidelines set under “Form 43-101F1 Technical Report” of National Instrument 43-101 Standards and Disclosure for Mineral Projects. The certificates of qualification of the Qualified Persons responsible for this technical report can be found in section 29- Certificate of Qualified Person.

Mr. Maxime Dupéré visited the Property on August 24-26, 2011 for a review of exploration methodology, sampling procedures, quality control procedures and to conduct an independent check sampling of mineralized drill core intervals selected from recent drill holes from the Hosco sector.

Information in this report updates the contents of previous SGS Geostat reports on the same property, dated October 26, 2007, April 7, 2009, November 9, 2009, and August 17, 2010 respectively, copies of which can be downloaded from the SEDAR website. As in those four previous reports, information is based on a critical review of the documents and information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., General Manager Technical Services of Aurizon. The author and assistant Lyne Maître communicated on a regular basis with Aurizon management and geologists.  A complete list of the reports available to the authors is found in the References section of this report.

2.3 Units and Currency

The imperial system was used in the past at the old Hosco mines but all historical data has been converted to Système International d’Unités (SI) metric units and into the same coordinate system by the technical personnel of Aurizon under the supervision of Mr. Fournier.  However, some reference to past document information may appear in the original imperial mine system.  Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes), grams per tonnes (g/t) and troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (C$) except when specified in United States dollars (US$). Abbreviations used in this report are listed in Table 2.1.

SGS Canada Inc.

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Table 2.1: List of abbreviations.

tonnes or t	Metric tonnes
tpd	Tonnes per day
Ton corr	Tonnage corrected according to the zone dip
st, ton	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
oz/t	Troy ounce per short ton
g/t	Grams/tonne or ppm
NSR	Net Smelter Return
ppm, ppb	Parts per million, parts per billion
ha	Hectares
ft	Feet
In	Inches
m	Metres
km	Kilometres
m³	Cubic metres
NTS	National Topographic System
kV	Kilovolt

2.4 Disclaimer

It should be understood that the mineral resources which are not mineral reserves do not have demonstrated economic viability. The mineral resources presented in this Technical Report are estimates based on available sampling and on assumptions and parameters available to the author. The comments in this Technical Report reflect the author’s and SGS Canada Inc. – Geostat’s best judgement in light of the information available.

During the mineral resource estimation process, different assumptions were made. These assumptions were used in order to calculate modelling cut-off grades and resources cut-off grades following the “reasonable prospect for economic extraction” stated by the NI 43-101 regulation. A Whittle optimised shell was done using Aurizon’s economic parameters. The term in-pit refers to the resources within the optimised shell according to the different cut-off grades. The term underground (U/G), refers to a conceptual U/G mining model completed in-house by SGS Geostat. The terms in-pit and Underground (U/G) do not imply that any pit design and underground mining scenarios were made by SGS Geostat. Furthermore, it should not imply that the updated resources stated in this report have demonstrated economic viability. See 2.5 Cautionary Note regarding the Pre-Feasibility Study of this report.

2.5 Cautionary Note regarding the Pre-Feasibility Study

This report includes the results of the Technical Report NI 43-101– Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project by BBA Inc., dated December 2009 (the “Pre-Feasibility Study” or “PFS”).  The information contained in sections, 15 – 22, 24.2 - 24.5, 25.2 and 26.1 of this report was derived from the PFS.

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The Pre-Feasibility Study was based on the previous Mineral Resources Estimate by SGS Geostat, dated November 2009.  The results of the PFS continue to be relevant and are valid for the resource estimate on which the PFS was based. However, the results of the PFS have not been updated using the updated mineral resource estimate presented in this report, may not necessarily be extrapolated to the increased resource estimates reported in the measured and indicated categories in this report and cannot be extrapolated to resources in the inferred category.

SGS Canada Inc.

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3- Reliance on Other Experts

The authors of this Technical Report are not qualified to comment on issues related to legal agreements, royalties, permitting, and environmental matters. The authors have relied upon the representations and documentations supplied by the Company’s management. Mr. Maxime Dupéré, P. Geo.  has reviewed the mining titles, their status, the legal agreement and technical data supplied by Aurizon, and any public sources of relevant technical information.

Mr. Maxime Dupéré, P. Geo relies on the expertise of Mr. Michel Dagbert Eng., Senior Geostatistician at SGS Geostat and Qualified Person as defined by National Instrument 43-101 for the mineral resource estimates of the Heva and Alexandria sectors of the Joanna Gold Property disclosed in sections: 14- Mineral Resource Estimates and 25.1 SGS Geostat Interpretations and Conclusions of this technical report.

SGS Canada Inc.

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4- Property Description and Location

4.1 Location

The Joanna property is situated in the Joannes Township, Province of Québec, 20 km east of Rouyn-Noranda and five kilometres northeast of the airport, proximal to Highway 117 between Rouyn-Noranda and Val d’Or (Figure 4.1). The Property is accessible via a gravel road to the shaft collar of the old Hosco mine.  Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west. The railway line does not pass over any previously identified gold mineralization. The Project is located on the NTS sheet 32D02.

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CASA BERARDI
REX SOUTH
(joint venture)
QUEBEC
ONTARIO
QUEBEC
La Sarre
DUVERNY
FAYOLLE
(joint venture)
Amos
Rouyn-Noranda
JOANNA
Val-d'Or
Belleterre
Ville-Marie
KIPAWA
Témiscaming
North Bay
0
30km
AURIZON
Project
Location Map

Figure 4.1: General property location map.

SGS Canada Inc.

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4.2 Property Description, Ownership and Agreements

As of July 2010, the Property consists of three separate blocks without inclusions totalling 156 claims covering 4,294 ha. The main claim block, which hosts the Hosco, Heva, and Alexandria deposits, is located in the Joannes Township. The two other claim blocks are situated in the Bousquet Township, east of the main block, in the so-called Bousquet sector (Figure 4.2 and Figure 4.3). The project area extends east-west for more than 12 km and reaches 3 km in the north-south direction.

The Joannes Township claim block comprises a total of 118 claims covering 3,690 ha. The claim block is composed as follows: The original 67 claims (with the old Hosco mine and parts of the old Heva mine) were optioned in 2006; 3 claims from a private owner, the 20 Henriksen claims, the 2 Vantex claims (with the rest of the old Heva mine) acquired in 2007; and the 19 Alexandria claims optioned in 2008. In May 2009, Aurizon acquired another 6 claims from a private owner. Finally, one claim was acquired from a private owner in March 2010.

The claim blocks located in the Bousquet Township are composed of 30 claims covering 480 ha for the West Block and 8 claims covering 124 ha for the East Block. The Bousquet Township claims were acquired by staking in May 2009.

The Property is adjacent to a biodiversity reserve located just south of the Joannes Township claim block, which has been excluded for exploration and mining activities. Gescad Inc. manages the mining titles for Aurizon and generates an update on the titles each month.  All statutory work and tax payments are in good standing. A detailed listing of the Joanna property claims is included in Appendix A.

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Alexis Minerals
163142 Canada
Golden Valley
Alexis Minerals
Bull's eye
Alexis Minerals
Breakwater (40%) Atlanta Gold (60%)
Globex
Ress. Cartier
RG.10
32D07
Investissement Gema
RG.09
Mines Agnico-Eagle
IamGold
Alexis Minerals
Alexis Minerals
RG.08
Newbaska
Atlanta Gold
Bousquet
Bousquet
RG.07
Globex
Atlanta Gold
Aurizon
Alexis Minerals
Mines Agnico-Eagle
Breakwater (40%) Atlanta Gold (60%)
Hosco Area
RG.06
IamGold
Alexandria
IamGold
Fieldex
Alexandria
RG.05
Vandal Majestic
JOANNES Township
Perron Carlos
RG.04
Fieldex
9248-7792 Qc Inc.
BOUSQUET Township
Gold Bullion Development
RG.03
Vaudray & Joannes Lakes Biodiversity Reserve
Rousseau René
Services Miniers Meconex
32D02
AURIZON
Joanna Project
Claims Owners

Figure 4.2: General claims location map.

SGS Canada Inc.

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R. 8
R. 7
R. 6
R. 7
R. 6
Feuillet 32D07
JOANNES
BOUSQUET
MINES AURIZON LTÉE
PROPRIÉTÉ JOANNA
Carte de claims
Feuillet 32D02
Canton Joannes
GESTAD inc.

Figure 4.3: Joannes and Bousquet Township claims map.

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Aurizon owns all the claims composing the Property. Details of Aurizon's interests and commitments are summarised in Table 4.1.

Table 4.1: Details of Aurizon's interests and commitments.

			Remaining	Remaining
			Payments to	Work
Claims	Ownership/Title	Royalties	Exercise	Commitments

Original Joanna	100%	2% NSR(2)	__	__
(67 Claims) (1)

Private Owner	100%	__	__	__
(10 claims)

Henriksen	100%	2% NSR	--	__
(20 Claims)

Vantex (Heva)	100%	2.5% NSR(3)	__	__
(2 Claims)

Alexandria	100%	2% NSR(4)		--
(19 claims)

Bousquet	100%	__	__	__
(38 claims)

Notes:
(1)	Forty-two (42) of these claims comprise the Hosco block and twenty five (25) of these claims form part of the Heva block.
(2)	An advance royalty of $500,000 is payable upon completion of the final feasibility study.
(3)
Aurizon has an option to purchase 0.75% of NSR for $500,000. Advance royalties of $0.7 million are payable upon completion of a final feasibility study and $0.8 million upon achieving commercial production.

(4)	Also a 2% gross overriding receipts royalty on diamonds. Aurizon has an option to purchase 1% of the NSR for $2 million.

Details of the legal agreements are available upon request at Aurizon Mines office. As per conversation with management, all payments and obligations of Aurizon to third parties are in good standing.

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4.3 Royalties Obligations

As described in section 4.2, the Property is subject to four separate royalties. The first concerns the 67 original Joanna claims where a 2% NSR is retained by 90569 Canada inc. for 1.5% and 0.5% to Iamgold Corporation. The second royalty related to the 20 Henriksen claims where Crus Tal Exploration has rights to 2% NSR. The third royalty is a 2.5% NSR retained by Resources Vantex for 1.5% and private owners for 1% on the 2 Vantex claims where 0.75% of the Vantex Royalty can be repurchased by Aurizon for $500,000. The last royalty concerns the 19 Alexandria claims where private owners have rights to 2% NSR in addition to a 2% gross overriding receipts royalty on diamonds (on 13 claims). Aurizon has an option to buy back 1% of the NSR for $2 million.

4.4 Permits and Environmental Liabilities

Aurizon is conducting exploration work under valid intervention permits delivered by Ministère des Ressources Naturelles et Faune (“MRNF”) which are renewed by the MRNF before each exploration campaign. Aurizon received a Certificate of Authorization from the Ministère du Développement Durable, de l’Environnement et des Parcs du Québec (“MDDEP”) for the construction of access roads in poorly drained areas which represent 75% of the property surface.
According to MRNF, there are no environmental liabilities related to the historical mining operations at Hosco and Heva due to the fact that there was no mineral processing and/or waste disposal facilities at the Property. There are no other environmental liabilities pertaining to the Property according to Aurizon management.

SGS Canada Inc.

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5- Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Physiography

The topography of the area is generally flat with a gentle slope dipping toward the north. The land drainage patterns flow westward by small creeks. Outcrops occur north and mainly south of the main mineralization corridor observed on the Property. The overburden consists of glacial-fluvial till and lacustrine deposits and is generally less than 15m thick. Elevation in the area averages 310 m above sea level.

Vegetation of the surrounding area is characterized by grassy swamps in topographic lows, mainly to the north and trembling aspens and balsam poplars in forested areas. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are also present on the Property. Most of the mineralized zones do not outcrop and are situated under swampy terrain.

5.2 Accessibility

The Joanna project is located in the Joannes and Bousquet Townships in the Province of Québec. It is situated 20 km east of the city of Rouyn-Noranda, just north of Highway 117.  In the Joannes Township, the property is accessible via a gravel road to the old shaft collar of the Hosco mine. In the Bousquet Township the side road to St Norbert du Mont-Brun and the Doyon mine crosses the Property. The Property is well located regarding access (air, road, and train), electricity, water and manpower.

5.3 Climate

The climatic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. Exploration work in the area can typically be carried out year-round but soft ground in the areas covered by wetlands creates difficult working conditions from late spring until early winter.

In the Val-d’Or region, the average daily temperature is slightly above the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.
Precipitation averages 928mm of water annually in the area. Average monthly precipitation ranges from 48mm in February to 103mm in September. Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26mm using a snow to water conversion factor. The pH of the precipitations measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June.

The anemometric data collected in Val d’Or between 1961 and 1991 indicates that from June to January the southwest winds are dominant whereas from February to May the northwest winds are more frequent. In this sector, the winds have an average velocity varying between 11 and 14 km/h.

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5.4 Local Resources and Infrastructures

The regional resources regarding labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The city of Rouyn-Noranda, with more than 40 000 citizens, is a regional center for the Western Abitibi region and has the necessary infrastructures and workforce to support a mining operation.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favourable in that regard.  The area is traditionally a mining area with several operating mines and active exploration companies. All major services are available in Rouyn-Noranda and Val d’Or.

The existing infrastructures on the Joanna property consist mainly in an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine. Some concrete slabs remain as witness of the past mining operations. The existing inclined shaft and ramp could be used to perform underground exploration activity although there is no indication at this stage that their integrity would allow it. The north-south gravel road crosses an east-west railway which is not located on the identified gold mineralization. A recently refurbished local electrical distribution is available at the former Hosco shaft from the power line on the nearby Highway 117. A 120 kV power line passes 2.7 km north of the Hosco deposit.

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6- History

Reference to the mineral resource and mineral reserves reported in this section is provided only to comply with the requirement in NI 43-101 to provide such historical information on the property and such estimates should not be relied upon.  Readers are cautioned that these estimates pre-date NI 43-101 and are not comparable to estimates prepared in accordance with the mineral resource and mineral reserves categories required by NI 43-101.  Neither Aurizon nor the authors of this report have verified any of the data upon which such estimates were based. Original numbers stated in imperial units have been converted to the metric system for comparative purpose.

6.1 Hosco

The following is a summary of the exploration work history compiled for the Hosco sector of the Property.

The principal source of the historical information for the Hosco sector is Descarreaux (1985). The Hosco sector of the Property has been explored over the last sixty years by various owners and optionees. A summary of the historical exploration work is as follows:

1944-1945:	Hosco Gold Mines did a magnetic survey and 81 diamond drill holes totalling around 20,000 m.

1946:	Sinking of an inclined shaft (55°) to a vertical depth of 131 m. Three underground levels opened, i.e. 40 m, 80 m and 120 m.

1946-1947:	Drifting and crosscutting on the three levels, i.e. 95 m on level 40, 1042 m on level 80 and 1262 m on level 120 for a total of 2399 m.

1948-1949:
Production at a rate of 100 tpd. A total of 45,872 t grading 6.58 g/t Au was extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd. Mill head grade was 4.90 g/t Au.

1949:	Production stopped. Remaining proven ore reserves of 75,344 t grading 9.60 g/t Au.

1972:	The property was staked by Yvon and Gaston Vezina.

1973:
Ore reserves calculations by Derry, Michener and Booth: probable and possible reserves amount to 954,556 t grading 5.14 g/t Au.SGS Geostat and Maxime Dupéré P. Geo., qualified person have not done sufficient work to classify these historical estimates as current mineral resources or mineral reserves and do not consider, and Aurizon is not treating, this historical estimate as current mineral resources or mineral reserves. The above historical estimates should be considered for reference purposes only.

1979-1983:	Soquem acquired the mining rights. The surface geology was mapped and the base line re-surveyed. 7 holes totalling 1,128 m were drilled.

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1983:	The property is transferred to Cambior.

1984:	SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totalling 2,988 m. New ore reserves calculations by Louvicourt Mining Management Company Ltd.

1985:	Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:
Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107 m, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t Au of mineralization stockpiled on surface. This stockpile remains in place on surface. Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte-Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process on the Hosco gold mineralization.

1997:	The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:
1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004). 1149127 Ontario Inc. property transferred to 90569 Canada Inc. in a name change.

2006:
Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc. A 2% net smelter royalty is held by 90569 Canada Inc. and Iamgold-Qc (formerly Cambior). Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid.

2007:
Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes over wide interval in order to define the extension of the mineralized system according to sulphides dissemination. Aurizon drilled 62 holes (20,647 m). Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resources estimates by SGS Geostat.

2008:	Aurizon drilled 354 holes (86,320 m). A magnetic survey totalling 27.1 linear km was done by the company. A preliminary geometrical, structural and depositional model based on field observations plus Leapfrog modelling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase 1 environmental characterization of the property. Consultant BBA completed a preliminary assessment study for an open-pit operation.

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2009:
Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by SGS Geostat. Aurizon drilled 32 holes to test exploration and infill targets for a total of 8,555 m. Also, the company did several field programs which include induced polarization survey, MMI soil sampling, hammer prospection and mechanical stripping. The SGS Lakefield laboratory received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation. Mineralogical and micro-analytical studies are conducted to explain gold recovery. A positive prefeasibility study was completed by the consultant BBA, for an open pit operation.

2010:
Update, validation with diamond drilling, and completion of the NI 43-101 compliant resource estimates by Geostat. Aurizon drilled 71,902.48 m on the Property. From this total; 236 drill holes were drilled on the Hosco sector totalling 52,081.4 m, and 43 holes totalling 6,573.5 m on the north and north eastern part of the Joanna property. Consultant BBA initiated a feasibility study. A pilot test with the Albion process was complete in July. A pilot test with an autoclave process is initiated with 40 tons of bulk samples from core and reverse circulation drilling (grinding, gravity and flotation by Inspectorate).

2011
52 holes totalling 13,049.65 m were completed on the Hosco sector (included 21 holes totalling 5,252 metres drilled on the Hosco West sector for the objective of increasing the open pit indicated resources). 1.5 tonnes of concentrate produced at Inspectorate was sent to Sherrit Technologies for an oxidation and cyanidation pilot plant. A study was initiated to measure the variability of the deposit to the gravity & flotation process with SGS.

6.2 Heva

The following is a summary of the exploration history compiled for the Heva sector of the Property. The principal source of the following historical information is Mr. Chris Davis M.Sc., P.Geo report of August 15th 2004 "Review and Assessment of the Hosco-Heva Gold Property". The Heva sector has been explored over the last sixty years by various owners and optionees. A summary of the historical exploration work is as follows:

1944-1945:
Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totalling 9,960 m. A-50 degrees N inclined three compartment shaft was excavated to a vertical depth of 122 m. Underground work consisted of drifting and crosscutting on 84 m and 122 m levels.

1946:	Company name change to Heva Gold Mines Ltd.

1947:	The shaft was deepened to a vertical depth of 177 m and the 160 m level was excavated.

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1948:
Mines and Resources Canada completed an investigation of the Heva gold mineralization. The report indicated that the 99% of the gold could be recovered by direct cyanidation. Seven underground drill holes were completed from the 122 m level. Nine surface drill holes were completed. Operations are suspended and the mine is allowed to fill with water.

1951-1953:
The mine is dewatered and underground operations are resumed. A total of 47,475tonnes of ore grading 6.86 g/tonne Au was produced before the operations are stopped due to a shortage of mine labour. A total of 960 m of drifting and crosscutting was completed from 1946 to 1953.

1975:	Yvon and Gaston Vezina acquire the mining rights.

1978-1983:
SOQUEM Exploration options the property. The surface geology is mapped and the base line resurveyed. A total of 6,920 m of surface diamond drilling, detailed mineralogical study and humus geochemical survey are completed.

1984:	SASU Investments Inc. acquires an option to the property

1985:	New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block. Norgold Management Ltd. agent for New Goldcore Ventures and AmberquestResources Ltd hired Ovaltex Inc. to complete 28 surface diamond drill holes totalling 7,967 m.

1986-July 1987:	Louvicourt Mining Management, agent for Eastern Mines Ltd. And Silver
Sceptre Resources Ltd. completed 11,126 m of surface diamond drilling and installation of the following surface infrastructure; access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program. The program was suspended on July 28th, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

August 1987-1988:
Starting on August 1, 1987 Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. And Silver Sceptre Resources Ltd. completed a revised advanced exploration program. It consisted of 7,614 m of surface diamond drilling, and an evaluation of the 2-15 cave in area, sinking of vertical three compartment 7 m by 3 m shaft to a depth of 227 m, 260 m of cross cutting, 122 m of drifting on the new 200 m level and 148 m of underground bazooka drilling. The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis. Shaft stations were excavated to correspond to the same levels within the old workings and a 40 m pillar was established above the new 200 m level. A loading pocket was established on the 200 m level. A total of 1,386 tonnes of mineralization was extracted and piled on surface.

1999:	T. P. O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township

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1998-2004:	1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior (Vallée 2004).

2004:	Minerals right are transferred to Vantex Resources Limited from O’Connor and Gauthier.

2005:	Stellar Pacific Ventures signs an agreement to carry out exploration work and acquire 25% of the property.

2007:
Aurizon acquired an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims. Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid. Aurizon drilled 42 holes (JA-07-26 to JA-07-67) for a total of 26269 m. Completion of the first NI 43-101 compliant resources estimates by Geostat.

2008:	Aurizon drilled five holes, for a total of 1254 m.

2009:	Aurizon drilled 6 holes totalling 1185 m to test the Joanna North mineralized trend about 1km north of the Cadillac fault. Completion of a NI-43-101 compliant resources estimate.

2010:	Aurizon drilled 14 holes totalling 3,492 m.

2011:	Aurizon drilled 61 holes totalling 16,591.8 m m.

6.3 Alexandria

1935:	James Thompson and Associates carried out stripping and trenching on silicified mineralization in greywacke.

1937:	Clericy Consolidated Mines Limited prospected range VI, lots 52-62 + range VII, lots 56-62. Five (5) diamond drill holes were drilled for a total of 448.7 m.

1940-1943:	Belleterre Quebec Mining Limited drilled two diamond drill holes on range VI, lots 42, 43.

1944-1946:	Hosco Gold Mines Limited drilled thirty eight (38) holes for a total of 6,094.73 metres.

1945-1946:	Bouzan Gold Mines Limited drilled 18 diamond drill hole (B1 to B20) for a total of 2,884.93 metres.

1946:	Belleterre Quebec Mines Limited drilled four (4) diamond drill holes.

1966-1969:	W.L. Landgridge Jr. completed some trenching, pit digging and sampling on range VI and VII, lots 42-55.

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1974-1979:	Darius Gold Mines Limited dug nine (9) trenches and drilled one hold and conducted geological geophysical and geochemistry surveys on Range VI, N1/2 of lots 42-47.

1981:	J. Beaulieu drilled a 225 ft vertical hole.

1981-1983:	Sulpetro Minerals Limited carried-out line-cutting, geophysical survey and geological work.

2003:	Alexandria Minerals Corporation signed an option with Coyle and Tremblay for a 100% interest on 13 claims directly east of the Hosco sector

2004:	Alexandria Minerals Corporation signed an option with Salmasi and Greisbach for a 100% interest on 6 claims directly east of 13 above.

2007:	Alexandria Minerals Corporation drilled three holes to test the Cadillac Break and Sheean shear, for a total of 634 metres.

2008:	Aurizon signs an option to acquire 100% of the Alexandria property.

2009:
Aurizon drilled 15 holes totalling 3415 m along the Cadillac fault to test the eastern extension of the Hosco mineralization in the Alexandria sector as well as a new mineralized trend (“Joanna South”) about 300m south of the Cadillac fault.

2010:	Aurizon exercises its option and acquires 100% interest in the Alexandria property. 56 holes totalling 8769.58 m were drilled on the Alexandria sector.

2011:	Aurizon drilled 2 holes totalling 414 m along the Cadillac fault to test the eastern extension of the Hosco mineralization in the Alexandria sector.

6.4 Henriksen

The history of the Henriksen Sector was taken translated and summarised from rapport Sommaire des travaux d’exploration 2007-2009 and from the 2010 Annual information form (AIF) (see references).

1924-1937:	Some geological surveys including mapping, trenching and pitting by different operators. 11 exploration holes drilled during 1937 by Joannes-Davidson M.L.

1938-1952:	Teck Exploration Co. Ltd. acquired rights on the property, drilled 8 holes (1200 m). A shaft was sunk on a gold bearing structure east of the Davidson Creek Fault.

1952-1974:	Joannes-Davidson acquired 100% of property rights. One hole was drilled. Geological Mapping and geophysical surveys were conducted.

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1977-1990:	Gold Fields Inc./Darius Gold Mine Inc. conduct a geophysical survey and 5 holes were drilled.

1992-1996:	Agnico Eagle staked the northern part of the property and drilled one hole. Geological and geophysical surveys were done including mapping, IP and magnetic surveys.

1998-2007:	Current claims block is staked by Gordon Henriksen. Geological and geophysical Surveys were done including ground magnetic IP and VLF surveys. Ressources minières Coleraine drilled 3 holes for 423m.

2007:
Aurizon signed an option with Gordon Henriksen to acquire 100% of the claims group. The property has been covered with a systematic prospection program that generates an exploration approach combining base metals and gold-arsenic targets.

2008:	Geophysics survey limited to the western part of the property hosted by volcanic led to 3 holes drilling program of 561 metres.

2009:	Aurizon drilled 2 holes totalling 381 m.

6.5 Bousquet

The Claims acquired by Aurizon in the Bousquet sector (formerly La Pause sector) of the Bousquet Township have been explored over the last sixty years by various owners and optionees. Information regarding the history of operations on the Bousquet sector was taken and translated from internal report: Rapport de travaux statutaires 2009-2010 and from Boudreault (2009) (see references).

1947:	Geological survey by The Consolidated Mining and Smelting Company of Canada.

1964:	Geophysical and geological work on the NE block by East Sullivan Mines Ltd.

1966:
Falconbridge Nickel Mines Ltd. performed a magnetometer survey covering the southern part of the property. It is likely that mapping and sampling occurred, however no information regarding this can be found.

1971:	Ministry of Natural Resources of Quebec performs an aerial survey of the Malartic area.

1986:	La Pause Resources Inc. completed a VLF electromagnetic survey and a magnetic survey measuring the total field and the vertical gradient on 4 claims close to highway 117.

1986-1987:	Relevés Géophysiques Inc. processed the geophysical data from 1986.

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1988:
IP and EM surveys were completed on the property now belonging to Ecudor Mining Society Inc. Geological surveying and sampling was completed by Platinor Mining Resources Inc. The study area covered most of the East Block.

1989:	Mr. Chouinard owns the western half of the property and produced a VLF EM and magnetic survey. Glenn Griesbach was hired to perform mapping, trenching, sampling, and compiling a report.

1989:
Ecudor Mining Society Inc. appointed Dominique Beaudry to evaluate the gold potential of the Bousquet property. The exploration program consisted of sampling mineralized areas and lithological studies.

1995:	Platinor Mining Resources Inc. completed an IP survey on what is now the East Block.

1998:	Randon Ferderber carried out a Beep Mat survey and mapping on a section of the Labour property (West Block).

2003:	The Department of Natural Resources, Wildlife and Parks produced geological maps based on more recent surveys.

From what precedes, it looks like no drilling has ever taken place on the Aurizon claims Bousquet sector in the Bousquet Township. From 1978 to 1989, Long Lac Exploration conducted some geological, geophysical and geochemical work and did some drilling on a property to the north with a south extremity crossing the Bousquet sector claims. Only some line cutting as well as a magnetometric survey was done on the southern extremity crossing the Bousquet sector claims.

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7- Geological Setting and Mineralization

7.1 Geological Setting

The following information is based on observations by Aurizon geologists and contract geologists involved in field work and petrographic studies, which were supervised by Martin Demers P.Geo, Exploration Manager of Aurizon and Qualified Person on the project.

7.1.1 Regional Geology

The Joanna property (formerly Hosco-Heva-Alexandria) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes. A wide variety of syn-volcanic to late tectonic intrusive rocks of intermediate to felsic composition occur throughout the region, forming large batholiths or minor intrusions controlled by regional faults.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulphides deposits associated with the Blake River Group but several gold-only deposits in the immediate vicinity of the Cadillac Break have been defined over the years. Thick sequences of Archean lavas of the Blake River Group yield ages between 2703 and 2696 Ma (Mortensen, 1993; Lafrance et al., 2005). The recent isotopic data coupled with stratigraphic relationships suggest that the various formations composing the Blake River Group do not represent a simple stratigraphic pile, but rather different geographically isolated, synchronous volcanic complexes (Lafrance et al., 2005). Volcanism in this area tends to be bimodal, demonstrated by successions of mafic and felsic lavas with affinities varying between tholeiitic and calcalkaline. Pyroclastic equivalents of mafic to felsic lavas occur intercalated with massive flows.

Younger flysh-type sediments, such as the Cadillac and Kewagama group, are about 10 million years younger than the youngest volcanic units (Gouthier. 2007). They sit on top of volcanic units and form continuous units, generally in an East-West direction. Locally, younger fluviatile sedimentary sequences dated between 2679 and 2673 Ma, such as the Temiskaming group, are developed within basins closely associated to the regional faults (Mueller et al, 1996).

Volcanic and sedimentary assemblages are tightly folded and cut by major E-W and NW-SE faults developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip. Regional deformation is generally expressed by an east-west, steeply dipping schistosity, sub-parallel to the main folds axial plan. On a regional scale, fold axis tend to be sub-horizontal but can also be more vertical within the major fault corridors (Daigneault et al, 2002).

The main structural feature of the region is the Cadillac or Cadillac-Larder Break. It is a large-scale, regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec bordering the Abitibi Greenstone Beltto the south. The structure is divided in different branches forming a succession of a few metres to a few hundred metres wide heterogeneous, ductile deformation zones dipping northward with main decollement following volcanic-sediments and ultramafic units contacts inside various stratigraphic units. A strong carbonate and micas alteration track the deformation intensity. Late brittle-ductile expression of the fault corresponds to talc, chlorite-carbonate schist, or tectonic breccias.

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Metamorphism varies from sub-greenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately south of the Cadillac Break in the Pontiac Sub-Province.

A number of gold showings occur in the region typically associated with the Cadillac Break. The previously mined McWatters Mine and O’Brien Mine located respectively 10 km west and 50 km east of the Joanna property are previously known as the most significant deposits of the area with past production of approximately 1 million ounces of gold. These mineralized occurrences which are classified as orogenic, are characterized by narrow, discontinuous, syn-tectonic quartz veins mostly conformable with structural grain. Gold bearing alteration halos are prominent with strong replacement by biotite, albite and locally tourmaline.  Disseminated arsenopyrite is the main gold carrier in this environment.

7.1.2 Property Geology

The east-west striking zone favourable for gold mineralization is closely related to the Cadillac fault, which dips 55o to the north in this area.  According to traditional nomenclature it is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups.

The complete sedimentary sequence cut by exploration works is composed of poorly graded greywacke interbedded with a main matrix-supported polymict conglomerate unit historically related to the Temiskaming Group depositional environment.

The east-west striking zone favourable for gold mineralization is closely related to the Cadillac Fault, which dips 55 degrees to the north in this area. The main 10 to 20 metres-wide brittle structure, composed essentially of chloritic schist, is included in a much broader ductile deformation zone that goes from about 100 metres north of the fault to more than 500 metres south of it. In general, the principal foliation is conformable to the fault zone and bedding.  A tight asymmetric folding pattern with fold hinges gently plunging toward the west is developed in conglomerate units south of the fault.Deformation within the sediments can be difficult to evaluate as a result of re-crystallization of some minerals at superior greenschist to amphibolite facies metamorphism.  Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

The Cadillac Group, as described in literature by a facies succession of greywacke with mud rock and iron formation units (reef), has yet to be interpreted on the property and its limit is suspected to be located farther north toward the Blake River Group limit. A few diabase dykes also cut the host sedimentary rocks with a kilometric spacing. Figure 7.1 shows the geology in the immediate Property area(taken from Aurizon Mines Ltd., Annual Information Report 2010, see References).

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QUEBEC
Mouska
Doyon
Cadillac Break
Alexandria
Rouyn 15km
117
CN
0
2km
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Joanna Property
Mineral Resources
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

Figure 7.1: Surface geology map displaying the Joanna property boundaries.

7.2 Mineralization

Gold mineralization of the Hosco-Heva area is distributed in multiple lenses on both sides of the Cadillac Fault, making each one a few metres to a few tens-of-metres thick. To date, mineralization has only been identified in the Fault zone. The more continuous and gold-rich zones seem to be associated with a silica-biotite, albite and tourmaline alteration.  Mineral assemblage also includes variable concentrations of white mica, chlorite carbonate, garnet and possibly other alumino-silicates.  Amphibole and tourmaline rich replacement zones have been locally identified. In the Heva zone, gold mineralization contoured this type of alteration zone. Mineralized lenses are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne.

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate slightly by the content in quartz veins (millimetric to centimetric), arsenopyrite, pyrrhotite, and pyrite but currently they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected on the Heva side and immediately south of the Hosco Zone.

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Gold is concentrated in different locations closely related to sulphides grains and is mostly fine grain (<20 micro metres). According to different petrographic and micro-analytical studies performed on rock samples and on a sulphide concentrate sample, the majority of gold weight is under the form of free or attached particles to the surface of sulphides grains. A fraction of gold including sub-microns particles and ionic gold is concentrated in some types of arsenopyrite grains (taken from Aurizon Mines Ltd., Annual Information Report 2010, see References).

7.2.1 Hosco

Gold in the Hosco deposit is closely associated to sulphides and alteration mineral distribution indicating at first view the prime of hydrothermal reaction with hosted sediments. The microscopic in-situ observation of gold particles or concentrations in many alteration contexts and gold enrichment levels suggested that the sulphidation process was the main process involved in the gold precipitation process.

Gold in the deposit is mostly microscopic with a few occurrences of coarser, sub-millimetric particles. Thin section and sulphide concentrates microscopic observation returned a majority of very fine grain particle (average of 8 µm in the concentrate) and about 30% of gold weight is evaluated to be under a colloidal or solution state in sulphides grains. In-situ measurement of gold concentration in individual sulphide grains by SIMS (Secondary Ion Mass Spectrometry) returned gold concentrations at different levels in all groups of sulphides. The maximum average gold grade was obtained in coarse arsenopyrite with 80 g/t. On the other hand, pyrite and pyrrhotite contain about 1 g/t gold (SGS Lakefield 2008).

Apparent zoning of sulphide assemblages across the deposit seems to be related to the fault position. Pyrrhotite, which covers the whole deposit, is mostly concentrated at both edges of the mineralized system with a strong concentration inside the ductile portion of the fault zone. The main concentration of arsenopyrite is located inside a few ten to hundred meters south of the fault where the most consistent grades are found. Pyrite, usually unnoticeable, is restricted to a narrow portion of the mineralized system immediately south of the fault. According to micro-textures, all sulphides are contemporaneous.

Many factors had probably interacted to explain zoning and gold location from a late tectonic and syn-metamorphic peek metallogeny. For example, alteration, deformation and vein density will influence the porosity and volume of potentially mineralized fluid in circulation.  Location of high grade intersections in strongly altered and laminated host sections support this assertion. Also, chemical gradients such as pH, sulphur and arsenic availability in the mineralized environment possibly influenced gold expulsion from sulphide structures and prevented a more complete absorption of gold by the arsenopyrite crystalline structure. Figure 7.2 shows the sulphide distribution across a conceptual profile of the Hosco mineralized zone (Renou, 2009).

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Figure 7.2: Sulphide distribution across a conceptual profile of the Hosco mineralized zone (taken from Renou, 2009).

Historical work focused on separating and labelling the narrow but high grade lenses developed immediately south of the fault. These high grade zones are found within the new zones defined by the 2007-2009 Aurizon drilling campaign. The latter was executed with the objective of defining larger mineralized zones and evaluating the open pit potential of lower grade and higher tonnage material. The mineralized corridor extends along a 2,450 m east-west trend and can be followed down to a depth of 400 m. Mineralized zones within that corridor dip by 50° to 65° to the north with a western plunge. They can be discriminated in 5 types following a combination of features:

1.
The North Zone (NZ), a mylonitic unit, occurs just north of the Cadillac fault and is restricted to the western half of the deposit (Hosco block). It is generally represented by a tourmaline-biotite-silica and locally albite-sericite altered greywacke, foliated and injected by up to 20% thin quartz ribbons concordant to tight folding (Figure 7.3). Pyrrhotite is the main sulphide phase with variable arsenopyrite as an accessory; both can represent up to 10% of the material. The zone is often moulded to the north by an amphibolised unit. Occasional porphyroblastic amphiboles can also be seen within the North Zone.

Figure 7.3: Mineralization in the North Zone (hole JA-08-200 -- section 8650mE).

2.
The South Zone 1 (SZ1) is a minor type of mineralization found just south of the fault and is defined by a high level of deformation (Figure 7.4). It is characterized by thin, grey quartz veins crosscutting thin, competent, tourmaline- rich zones. 5-10% of arsenopyrite can sometimes be observed in semi-massive stringers associated with quartz. Even if some high grade values are associated with this zone, it remains a marginal contributor to the resources of the deposit.

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Figure 7.4: Mineralization in the South Zone 1 (hole JA-08-200 -- section 8650mE).

3.
South Zone 2 (SZ2) represents the most important gold bearing mineralization.  This mineralization can be identified by lower deformation intensity and by its concordant banded aspect caused by the succession of 5-10% of generally sub parallel, millimetric quartz stringers and silica-albite-biotite altered host rock (Figure 7.5). Alteration is also characterised by the presence of sericite, chlorite and carbonate in variable amounts. The colors of these altered bands vary from brown-yellowish to light green. Sulphide content is usually around 5-10% with an assemblage of pyrrhotite-pyrite and arsenopyrite. Arsenopyrite crystals from the SZ2 zone often exhibit a needle shape.

Figure 7.5: Mineralization in the South Zone 2 (hole JA-08-200 -- section 8650mE).

4.
The South zone 3 (SZ3) resembles the SZ2 in terms of quartz veining density, level of deformation, alteration, and sulphide content. However, no sericite is present in this zone. Vein contacts are occasionally very diffuse. Even if it remains generally concordant to the deformation zone, veins in SZ3 are often more discordant than those of SZ2. Both zones show a close spatial association and transitional zones between both are often observed. Figure 7.6 shows visible gold in a quartz vein.

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Figure 7.6: Visible gold in the South Zone 3 (hole JA-07-72 -- section 8975mE).

5.
The South Zone 4 (SZ4) is represented by thicker and often more discordant veins composed of white, occasionally smoky, quartz (Figure 7.7). Coarse arsenopyrite in amounts of up to 20% is sometimes associated with these veins. The veining density is highly variable and occasionally takes on a breccia aspect. Some veins sections can reach a metric size. They occur more to the south, isolated from the other zones and in less deformed rocks. They seem to mark the end of the mineralized system in the investigated area. High grade gold samples have been found within this zone but contribution to the bulk of the resources seems marginal.

Figure 7.7: Mineralization in the South Zone 4 (hole JA-08-270 -- section 9150mE).

The different zones do not always respect a distinct, parallel conformable order, and in some sections SZ2 and SZ3 merge to create a complex series of braid-like lenses parallel to the Cadillac fault, with variable width and dip extension (please see the following 4 Hosco figures) general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lenses on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness of up to 50 m. The large envelopes are often interpreted to separate into several thinner branches that can pinch and swell. The largest part of the branches south of the fault form westward plunging ore shoots. The observation on some section of a folded conglomerate layer on both sides of the South Zone may suggest that the distance between mineralized lenses is dependent on a fold opening. Mapping and sampling in the underground openings of the high grade quartz vein zones within the low grade corridors show that those partially mined zones are continuous but with some pinch and swell.

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To our knowledge, there is no other significant mineralization on the property which merits modeling and estimation of mineral resources aside from gold. A metal scan on selected control samples from the 2007 data verification program has been done by SGS Geostat to verify the presence of other commodities. Silver values are reported as not significant.

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5000m
4900m
4800m
1200 N
1300 N
1400 N
Geological Legend
North Zone
South Zone 1
South Zone 2
South Zone 3
South Zone 4
Fault
Conglomerate
Felsic Intrusive
Quartz Carbonate Vein
Wacke
Histogram Legend
0.5 à 1 g/t
1 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
Resources Legend
Inferred
Indicated
Measured
Pit outline
Inferred+indicated +measured
Indicated +measured
AURIZON
Joanna Project
Section 7350E

Figure 7.8: Mineralized zones at Hosco on section 7350 mE.

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Figure 7.9: Mineralized zones at Hosco on section 7950 mE.

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Figure 7.10: Mineralized zones at Hosco on section 8500mE.

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Figure 7.11: Mineralized zones at Hosco on section 9650mE.

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Figure 7.12: Mineralized zones at Hosco on surface.

7.2.2 Heva

Gold is located in several lenses in the south side of the Cadillac Break dipping approximately 60 degrees to the north and forming an envelope of thickness between 30 and 60 metres. In the Heva area, main lenses (Zone P) are located on the footwall contact of the Cadillac Fault up to 30 metres from this fault. Mineralization takes the form of a swarm of centimetric to metric grey/white quartz veins within biotite-tourmaline altered wacke and argilite. Pyrrhotite is the main sulphide. Locally, gold is remobilized inside the chlorite schist of the Cadillac Fault (Zone F). Others lenses (Zone S) are developed in amphibolitized conglomerate between 70 to 110 metres from the fault zone footwall. See next five Heva figures for sections of mineralized intervals.

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7.2.2.1 Heva East

Approximately 1 kilometre east of the Heva sector, mineralization has been intersected between 10 to 60 metres from the Cadillac Fault footwall. Gold is associated with strong concentrations (up to 20%) of pyrrhotite inside amphibolitized rocks of unknown origin. Heva East is a new mineralized area, intersected to date along a 200 metre strike and with a possible extension open in all directions.

7.2.2.2 Heva West
High grades have been intersected in this area. Arsenopyrite is mainly associated with quartz/tourmaline veins in silicified, sericitized and biotized rock. These zones are located at least 125 metres from the footwall contact of the Cadillac Fault. Mineralized zones in this area are usually narrower than main lenses (Zone P) located on the footwall contact of Cadillac Fault.

Figure 7.13: Mineralization in the Heva Main lens, Zone P (hole JA-11-888 - section 5550 mE).

Figure 7.14: Mineralization at Heva East, (hole JA-11-920 -- section 6250 mE).

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5000m
4900m
4800m
4700m
1100 N
1200 N
1300 N
1400 N
Geological Legend
Histogram Legend
Resources Legend
AURIZON
Joanna Project
Section 5350E ±12.5m

Figure 7.15: Mineralized intervals of Heva section 5350E.

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5000m
4900m
4800m
4700m
1100N
1200N
1300N
1400N
Geological Legend
Histogram legend
0,5 à 1 g/t
1 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
Resources Legend
Inferred
Indicated
Measured
Pit outline
Inferred+Indicated +measured
Indicated +measured
AURIZON
Joanna Project
Section 5450E ±12.5m

Figure 7.16: Mineralized intervals of Heva section 5450E.

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Figure 7.17: Mineralized intervals of Heva section 6250E.

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8- Deposit Types

The following description of the deposit model and associated mineralization is based on information from different technical reports listed in the References section, site visit observations of core, and information provided by Aurizon geologists.

The Joanna gold deposits may be described as sediment hosted orogenic gold deposits related to the structural control of the Cadillac fault. Mineralization is mainly developed in the form of finely disseminated sulphide envelopes (pseudo-lenses) with minor quartz veining in sediments of the Pontiac Group (Consorem, 2010) on both sides of a strong 10 to 100 meter wide ductile to ductile-brittle deformation zone identified as the Cadillac Fault. The ductile-brittle fault is materialized by chlorite-carbonate schist.

The mineralized corridor of the Hosco deposit is described along a 3,000 m east-west trend and can be followed down to a depth of 400 m in the central part of the deposit. The mineralized corridor can be followed in the Alexandria Sector. The Heva, Hosco and Alexandria deposits (related to the structural control of the Cadillac fault) are following the same trend. The east-West extensions of the gold deposits remain open. They will probably be all connected with additional drilling. Mineralized zones within that corridor dip by 50° to 65° to the north with a western plunge. They are usually narrower and less continuous in the Heva sector and wider and more continuous in the Hosco sector. The description of the Heva deposit in this report is not as detailed as for the Hosco sectors of the property. This is because the focus of the exploration and concurrent feasibility study is on the Hosco deposit.

The genesis of the Hosco deposit has not been studied in detail but intensive descriptions of hand specimens and thin sections combined with field investigation of accessible outcrops around the deposits help to develop a robust field model of the deposit that can be outlined by the following points:
-	Mineralization is developed in uniform, medium-grained wacke affiliated with the Pontiac Group using Pearce Zr/TiO2 and Al2O3/TiO2 ratios.
-
The gold enrichment corresponds visually to a continuous biotite alteration zone forming an association with fine pyrrhotite, which is Ni bearing. Outside the fault area the ductile deformation is weak; detrital quartz grains are only slightly dislocated and biotite is moderately oriented (Renou, 2009).

-
Quartz veining is common south of the Cadillac Fault and defines probably a sub regional feature recognized more or less continuously along a 7 km strike. As observed near the deposit, increasing vein density may correspond to local folding and decollement following a 15° westerly plunge (Figure 8.1). Increasing deformation is directly related to the development of mica-rich alteration halos. The plunging effect is also materialized by gold grade 3D modeling.

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Figure 8.1: A western plunge of 15° in the Hosco area.

-	Gold bearing quartz veins are mainly conformable to bedding and are contemporaneous to gold bearing alteration halos. Quart micro-textures indicate a late-tectonic emplacement (Renou, 2009).
-
Various gold bearing alteration halos are observed across the deposit. North of the fault, wacke are completely replaced by fine grains and a laminated biotite-tourmaline assemblage. Carbonate activity is restricted to the fault area with a weak interaction southward for a few tens of metres. South of the fault in the biotite halos, a strong albite-quartz flooding is observed around mineralized veins. White mica is sporadically observed in the mineralized system and strongly correlates to localized slight increases in deformation.

-
A geochemical profile across the deposit using a mass balance approach shows an alternate gain in Na and K while Ca and Mg remain unaffected indicating the low circulation level of CO2. Figure 8.2 shows the alteration minerals distribution across a conceptual profile of the Hosco mineralized zone.

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Figure 8.2: Alteration minerals distribution across a conceptual profile of the Hosco mineralized zone (taken from Renou, 2009).

-
Lack of observed chlorite aside from its crystallization as a fringe around biotite flakes may indicate mineralized conditions equilibrate at upper greenschist facies. Syn to late kinematic garnet porphyroblasts support this assessment (Renou, 2009).

-
A late, apparently post-kinematic and post-mineralization amphibolitisation event affected host rock on both side of the fault. The tremolite-rich assemblage selectively replaces up to 100% of the host rock.

Figure 8.3 shows geochemical profiles (As, Au, Ca, Cr, Mg, Ni, Sb and W) across the Hosco deposit in two holes, JA-08-379 (section 8400mE) and JA-08-427 (section 8900mE).

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JA-08-379
(Section 8400E)

Geology
WACKE
NZ
FAULT
WACKE
SZ3
WACKE
depth (m)
As ppm
Ca %
Cr ppm
Mg %
Ni ppm
Sb ppm
W ppm

JA-08-427
(Section 8900E)

NS : North Zone
SZ2 : South Zone 2
SZ3 : South Zone 3
SZ4 : South Zone 4
AM : Amphibolitized zone

Geology
WACKE
FAULT
WACKE
AM
FAULT
WACKE
SZ3
WACKE
SZ3
WACKE
CONGLO
depth (m)
As ppm
Ca %
Cr ppm
Mg %
Ni ppm
Sb ppm
W ppm

Figure 8.3: Two geochemical profiles of the Hosco Deposit.

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9- Exploration

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid (GML grid) has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes.  For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the GML grid.  Easily computerized and reliable underground data was also included in the new database.

In 2007, Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes over wide intervals in order to define the extension of the mineralized system according to sulphide disseminations. A magnetic and EM survey has been completed in north of Hosco and Heva sectors. Please see section 10- Drilling. The first NI 43-101 compliant resources estimate by SGS Geostat was also completed.

In the late summer/fall of 2007 a mapping and sampling campaign was conducted on the Henriksen claims located north east of the Joanna property. Please see section 04- Property Description and Location for more information on the location of the Henriksen claims. Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property led to the trenching and channel sampling (300 samples) of 6 selected areas. Results in the range of 200 to 1000 ppm for Zn and 100 to 400 ppm for Cu were obtained in the western part of the block located in the Blake river volcanic group. Another signature with gold between 0.002 to 0.01 ppm and arsenic between 0.2 to 1 ppm resulted in the eastern part of the block with a similar gold context as results of the Hosco sector.

In 2008, Aurizon conducted a magnetic survey on lines totalling 27.1 km. A preliminary geometrical, structural, and depositional model based on field observations including Leapfrog modelling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. An IP survey totalling 25.4 km was conducted in the region of the Joanna North sector adjacent to the eastern boundary of the Henriksen sector. An infiniTEM survey (11.0km) was conducted too in Henriksen sector. Consultant Roche presented a phase 1 environmental characterization of the property. Consultants BBA completed a preliminary assessment study for an open-pit operation of the Hosco sector.

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In 2009, in addition to the drilling (see section 10- Drilling) and the completion of the NI 43-101 compliant resource estimates by SGS Geostat, Aurizon completed several field programs. Work included an induced polarization (IP) survey, MMI soil sampling, hammer prospection and mechanical stripping. The results of the IP survey were used to map the properties of resistivity and chargeability of geological formations on the property. In the Bousquet sector, Daniel Gauthier Exploration carried out line cutting work during June 2009 for a total of 31 lines at 200 m spacing. A rock sampling/mapping program was then conducted in the Bousquet sector between September 21, 2009 and October 28, 2009. The team consisted of a consulting geologist (Michael Lacey), a geological engineer, and three technicians from Technominex Services Inc. During this period a 2.35 km line was covered on the eastern portion of the Bousquet sector. A total of 56 lithological samples were taken. Lakefield Research received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation. Mineralogical and micro-analytical studies were conducted to explain gold recovery.

In 2010, the mapping and sampling program resumed with two geologists and a Technominex technician. 28 km and 5.25 km of line were surveyed on the west and east blocks respectively from May 16 to July 19th, 2010. A total of 286 samples were taken on the Bousquet sector and analyzed by ALS Laboratory Group of Val d’Or. Electromagnetic surveys were conducted using Beep Mat in an effort to explain certain anomalies of high intensity and considerable lateral extent. A gravimetric survey was conducted on the Henriksen sector in an effort to distinguish amphibolites, wackes, and mineralized conglomerate.

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10- Drilling

10.1 Drilling Methodologies

This section is based on information provided by Aurizon and observations made during the independent verification program conducted at the project work sites by SGS Geostat on August 24-26, 2011.

Drill holes are planned by a geologist on printed sections showing all geological and grade information from surrounding holes. Corrections to the hole theoretical traces are made using a determined deviation rate. The planning information is then transmitted to the technical team responsible for checking physical access and conformity to forestry and environmental permits. Holes are physically implemented on surveyed grids attached to the NTS grid. The process has been supervised and certified by Sylvestre, Julien, Leclerc Land Surveyor (“SJL Surveyor”). Drill rig alignment, horizontality and dip, are checked with levels and sticks by the contracted exploration services firm Services Technominex Inc. (“Technominex”). Once holes have been drilled, they are surveyed by SJL Surveyor.

Drill hole deviation (dip and azimuth) is measured by either a Reflex or a Flexit tool. Measurements are made at every 30 m during the drilling operation and at the end of each hole. A continuous survey is also done during the rod pulling operation. An error of 4% is attached to each measurement according to tool technical specifications. Completed holes are secured with a cement plug and closed by a steel cover. The position and orientation of the drill hole casing is surveyed and the survey values are recorded as the final coordinates and hole orientation in the database.

The exploration drills use NQ-diameter metric coring equipment. During drilling operations, operators place the continuous cored rock in wooden trays and indicate the depth on a wooden block following every 3 m interval drilled. Ground material intervals or missed core is indicated by a specific block. Closed core boxes filled and tagged by the drilling company at the drill rig are carried by truck to the Rouyn-Noranda core shack facility by Services Technominex personal. The same firm handles all the rock material from length measurement to shipping in an indoor and access restrained area.

10.2 Historical Drilling

Before Aurizon, different companies have explored, developed and produced on the Property over time. Table 10.1 summarises the past exploration and development work conducted on the Property.

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Table 10.1: Summary of historical drilling development work and production on the Heva and Hosco sectors.

Historical Exploration and Development Work - Joanna Property
	Surface	Underground	Sinking of	Ramp	Lateral development
Date	drilling (m)	drilling (m)	shaft (m)	development (m)	(m)
1944-1945	20 000	3 000	160		2 400
1980-1981	1 128
1984	2 988
1986-1989	9 768			484	630
Total	33 884	3 000	160	484	3 030
Historical Production - Joanna Property
Date	Ore (tonnes)		Grade (Au g/t)	Processed grade	Recovery (%)
				(Au g/t)
1948-1949	45 872		6.58	4.9	74.5
1986-1989	21 555		2.65	Stockpile on site	-

SGS Geostat and Maxime Dupéré P.Geo., qualified person have not completed sufficient work to verify this information. The historical tonnage and grade extracted should be considered for reference purposes only.

10.3 Recent Drilling

In 2007, Aurizon drilled 62 surface core holes on the Hosco Sector  (JA-07-01 to 25 and 68 to 104) totalling 20,647 m. 42 holes (JA-07-26 to 67) totalling 26,269m on the Heva sector for a total of 104 holes totalling 46,916m.

In 2008, 354 holes were drilled (JA-08-105 to164, 166 to 170, 172 to 175, 177 to 182, 184 to 189 and 191 to 463) totalling 86,320 m in the Hosco sector. 5 holes were drilled (JA-08-165, 171, 176,183 and 190) totalling 1,254 m on the Heva sector and 3 holes (JA-08-464 to 466) totalling 561 m on the Henriksen sector for a total of 362 holes totalling 88,135 m drilled on the Property. Most of the holes were in-fill drilling on a 25 m grid mainly located in the potential open pit modeled in the 2008 preliminary economic assessment study done by BBA.

In 2009, Aurizon drilled 55 holes on the property totalling 13,536 m. 32 holes were drilled on the Hosco sector (JA-09-467, 472 to 474, and 494 to 499 plus deepening of 22 previous holes) totalling 8,555 m. 15 holes (JA-09-468 to 471 and 483 to 493) totalling 3,415 m were completed along the Cadillac fault to test the eastern extension of the Hosco mineralization in the Alexandria sector as well as a new mineralized trend (“Joanna South”) about 300m south of the Cadillac fault. 6 holes (JA-09- 475 to 480) totalling 1,185 m to test the mineralized trend (“Joanna North”) on the Heva sector about 1km north of the Cadillac fault. 2 holes (JA-09-481 to 482) totalling 381 m were also drilled on the Henriksen sector to test the same mineralized trend (“Joanna North”) about 1km north of the Cadillac fault.

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In 2010, Aurizon drilled a total of 349 holes on the Joanna property including the different sectors, deepened previous holes, exploration and condemnation holes totalling 70,916.5 m. From this total; 56 holes totalling 8,769.6 m were done on the Alexandria sector, 14 holes totalling 3,492 m were drilled on the Heva sector, 236 drill holes were drilled on the Hosco sector totalling 52,081.4 m, and 43 holes totalling 6,573.5 m on the north and north eastern part of the Joanna property.

The Figure 10.1 displays all drill holes on the Joanna property to date. Since 2007, Aurizon has drilled 985 holes totalling 249,559 metres on the Joanna property. The Table 10.2 summarises the drilling done on the property by Aurizon since 2007.

Table 10.2: Drilling done by Aurizon on the Property since 2007

Aurizon Drilling on the Joanna Property
Year	Surface drilling (m)	Number of holes	Description
2007	46,916	104	JA-07-01 to 104

2008	88,135	362	JA-08-105 to 466

2009	13,536	55	JA-09-467 to 499 and 22 deepening holes

			JA-10-500 to 710, JA-10-718 to 829, JA-10-831 to 841, JA-10-847, JA-10-
2010	70,917	349	848, JA-10-851 to 855, JA-10-860, JA-10-861, JA-10-880 and 5 deepening
			holes
			JA-11-830, JA-11-842 to 846, JA-11-849, JA-11-850, JA-11-856 to 859, JA-
2011	30,056	115
			11-862 to 879, JA-11-881 to 965

The 2011 drilling on the Property is summarised in the following sub section.

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Figure 10.1: Outline of the Joanna Property displaying all drill holes to date

SGS Canada Inc.

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10.4 Drill Program 2011 Summary of best intercepts

The original objective of the 2011 drill campaign was to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources. However, some drill rigs were diverted to the Hosco sector in order to increase and improve resources. The location of the drill holes including the 2011 recent drilling is displayed in the Figure 10.1.

In 2011, Aurizon drilled a total of one hundred and fifteen (115) holes on the Joanna property including the different sectors, depended previous holes, exploration and condemnation holes totalling 30,055.5 m.

From this a total of sixty-one (61) drill holes totalling 16,591.8m were done on the Heva sector for resources increase purposes. The area tested covers 1.5 km along strike with targets between 0 and 200 metres below the surface. All the new drill holes confirm the results from previous holes and the extension of the mineralized zones. The best results were 2.0 grams of gold per tonne over 30.7 metres (true width) in hole JA-11-845 and 2.5 grams of gold per tonne over 24.9 metres (true width) from hole JA-11-887. Heva East is a new mineralized area, intersected to date along a 200 metre strike with the possibility of extension in all directions.

Twenty (20) holes totalling 5,798.3 metres were drilled at 750 to 1,000 metres east of the former Heva workings. In this area, only scattered assays from historical holes indicated the presence of a consistent gold bearing mineralized system. In this area, only scattered assays from historical holes indicated the presence of a consistent gold bearing mineralized system. The best result was 2.2 grams of gold per tonne over 25.6 metres (true width) from hole JA-11-921.

Fifty-two (52) holes totalling 13,049.7 m were completed on the Hosco sector in order to increase the open pit indicated resources. The best results were 2.8 grams of gold per tonne over 32.2 metres (true width) in hole JA-11-917 and 2.7 grams of gold per tonne over 33.1 metres (true width) from hole JA-11-930. These mineralized intervals have been intersected at 35 and 20 metres respectively at the western limit of the indicated resource at a depth of 100 metres below surface.

Two (2) additional drill holes (414 m) were done on the Alexandria sector corresponding to the eastern limit of the Hosco sector.

Results listed in Table 10.3 have a metal factor of at least 5 (calculated as the true width in metres x the gold grade grams per tonne). The majority of mineralized intervals have a grade between 1.0 and 3.0 grams of gold per tonne with a true width of between 5 to 20 metres.

As of December 31st, 2011, the results from fourteen (14) exploration drill holes on the Property were pending. The best mineralized intercepts from the following list are not included in this report: JA-11-937 to JA-11-939, JA-11-947 to JA-11-949, JA-11-955 to JA-11-959 and JA-11-963 to JA-11-965.

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Figure 10.2: Plan view of historical and Aurizon drill holes in the Hosco sector.

SGS Canada Inc.

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Table 10.3: Significant intercepts of the 2011 drill program

Hosco (western limit of pit shell)

Hole	E (m)	From (m)	To(m)	LC (m)	True width (m)	Grade (g/t)	Zone
JA-11-868	7450	36.0	41.1	5.1	5.0	1.3	S
JA-11-869	7425	175.0	188.0	13.0	12.1	1.2	S
JA-11-877	7575	145.0	161.0	16.0	15.2	0.8	S
JA-11-878	7450	210.0	211.5	1.5	1.5	13.4	S
JA-11-879	7400	185.5	193.0	7.5	7.3	1.6	S
		200.5	224.5	24.0	23.5	0.8	S
JA-11-910	7300	51.0	60.0	9.0	8.8	0.6	S
JA-11-911	7325	NIL
JA-11-912	7275	120.0	121.5	1.5	1.5	13.9	S
JA-11-913	7200	NIL
JA-11-914	7352	195.0	225.0	30.0	29.6	1.3	S
		252.0	261.0	9.0	8.9	0.7	S
JA-11-915	7200	214.5	228.0	13.5	13.2	1.3	S
		240.0	253.5	13.5	13.2	1.7	S
		282.0	291.0	9.0	8.8	2.1	S
JA-11-916	7302	208.5	214.5	6.0	5.8	0.8	S
		229.5	240.0	10.5	10.2	1.1	S
		250.0	251.0	1.0	1.0	43.3	S
JA-11-917	7200	118.5	123.6	5.1	5.0	2.2	S
		135.0	168.0	33.0	32.2	2.8	S
		156.0	166.5	10.5	10.3	6.0	incl.
JA-11-918	7201	124.5	157.5	33.0	31.0	2.1	S
		154.0	157.5	3.5	3.3	9.7	incl.
		165.0	183.0	18.0	17.0	2.5	S
		166.5	168.0	1.5	1.4	10.2	incl.
		180.0	181.5	1.5	1.4	7.5	incl.
		187.5	198.0	10.5	9.9	0.7	S
JA-11-919	7225	81.0	88.5	7.5	7.3	1.7	S
		114.0	119.1	5.1	5.0	1.4	S
JA-11-930	7225	85.5	97.5	12.0	11.2	1.5	S
		103.5	139.0	35.5	33.1	2.7	S
		126.0	130.0	4.0	3.7	9.8	incl.
		145.5	154.0	8.5	7.9	0.9	S
JA-11-931	7375	37.2	42.4	5.2	5.0	1.1	N
		154.5	156.0	1.5	1.5	7.3	S
		168.0	174.0	6.0	5.8	2.1	S
		180.0	186.0	6.0	5.8	1.7	S
		219.4	224.6	5.2	5.0	1.4	S
JA-11-932	7375	212.8	218.2	5.5	5.0	1.0	S
JA-11-933	7375	108.0	117.0	9.0	8.3	2.0	S
JA-11-934	7100	174.0	198.0	24.0	21.3	1.6	S
		228.5	229.5	1.0	0.9	10.0	S
		261.0	262.5	1.5	1.3	8.9	S
JA-11-935	7100	119.0	126.0	7.0	6.8	2.2	S

Heva mine area

Hole	E (m)	From (m)	To(m)	LC (m)	True width (m)	Grade (g/t)	Zone
JA-10-800	5301	55.5	61.0	5.5	5.2	1.8	F
		61.0	62.5	1.5	1.4	11.1	F
		67.0	72.3	5.3	5.0	4.1	P
		68.5	69.5	1.0	1.0	7.3	incl.
		71.0	72.0	1.0	1.0	9.3	incl.
		83.7	89.0	5.3	5.0	1.6	P
		133.0	141.0	8.0	7.6	2.8	S
		160.0	166.0	6.0	5.7	0.9	S
JA-10-801	5250	41.0	50.0	9.0	8.6	2.6	P
JA-10-802	5250	mined out					P
JA-10-803	5451	50.3	55.5	5.2	5.0	1.3	P

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Hole	E (m)	From (m)	To(m)	LC (m)	True width (m)	Grade (g/t)	Zone
		64.0	65.0	1.0	1.0	6.2	P
JA-10-804	5401	68.0	69.0	1.0	0.8	10.4	P
JA-10-805	5400	27.0	28.0	1.0	0.9	9.2	P
		28.0	36.0	8.0	7.4	1.1	P
		43.0	44.0	1.0	0.9	5.8	p
		216.0	217.5	1.5	1.4	6.1	S
JA-10-806	5350	46.6	60.0	13.4	13.0	1.0	F
		85.5	93.0	7.5	7.3	1.0	P
		174.0	179.1	5.1	5.0	2.7	S
JA-10-807	5300	NS
JA-10-808	5300	157.0	175.0	18.0	14.5	2.4	P
		158.0	160.0	2.0	1.6	7.6	incl.
JA-10-809	5300	225.0	231.0	6.0	5.5	2.8	P
JA-10-810	5351	232.0	233.0	1.0	1.0	5.3	P
		233.0	238.5	5.5	4.9	1.0	P
		322.5	328.5	6.0	5.4	1.1	S
JA-11-844	5451	97.0	103.5	6.5	6.2	1.0	F
		124.5	130.0	5.5	5.3	0.9	P
JA-11-845	5450	123.0	129.0	6.0	5.4	2.4	F
		139.5	174.0	34.5	30.7	2.0	P
		151.5	161.5	10.0	8.9	4.7	incl.
JA-11-846	4989	171.0	172.5	1.5	1.3	6.6	P
JA-11-850	4995	NS
JA-11-883	5450	213.0	229.0	16.0	14.7	1.1	P
JA-11-884	5450	262.0	273.0	11.0	10.2	1.1	P
JA-11-885	5401	247.5	249.0	1.5	1.4	6.2	F
		253.5	270.0	16.5	15.7	1.2	PF
JA-11-886	5500	195.0	214.5	19.5	17.8	2.0	PF
		199.0	200.0	1.0	0.9	16.3	incl.
		229.5	247.5	18.0	16.5	3.2	S
		233.0	234.0	1.0	0.9	8.3	incl.
		235.0	236.0	1.0	0.9	18.5	incl.
JA-11-887	5501	241.5	269.0	27.5	24.9	2.5	P
		243.0	243.5	0.5	0.5	9.8	incl.
		243.5	244.0	0.5	0.5	41.1	incl.
		243.0	246.5	3.5	3.2	10.0	incl.
JA-11-888	5550	204.0	222.0	18.0	17.0	3.1	P
		208.0	209.0	1.0	0.9	8.7	incl.
		211.0	212.0	1.0	0.9	7.2	incl.
		229.0	249.0	20.0	18.9	2.1	P
JA-11-889	5500	126.0	138.0	12.0	11.5	1.2	P
JA-11-900	5047	204.0	216.0	12.0	11.1	2.0	P
		227.0	235.5	8.5	7.9	0.7	P
JA-11-901	5350	283.5	291.0	7.5	6.7	3.4	P
		287.0	288.0	1.0	0.9	7.3	incl.
JA-11-902	5100	216.0	229.5	13.5	11.5	0.7	PF
JA-11-903	5103	163.2	171.0	7.8	7.1	1.8	P
JA-11-904	5051	241.5	259.0	17.5	16.4	1.2	P
		295.5	300.8	5.3	5.0	2.5	P?
JA-11-905	5000	108.8	114.0	5.2	5.0	0.9	S
JA-11-906	5000	119.0	120.0	1.0	0.9	18.7	P
JA-11-907	5050	96.0	109.5	13.5	12.8	2.6	PF
JA-11-908	5050	NS
JA-11-909	5100	22.2	27.3	5.2	5.0	1.1	N
		99.0	108.0	9.0	8.7	1.5	P
		108.0	109.5	1.5	1.5	9.7	P
JA-11-940	5500	127.5	138.0	10.5	9.8	0.8	P
JA-11-941	5500	72.0	73.5	1.5	1.4	20.7	F
		73.5	78.0	4.5	4.2	1.1	PF
		177.0	180.0	3.0	2.8	18.7	S
JA-11-942	5500	79.5	103.5	24.0	20.0	0.6	PF
JA-11-943	5400	126.0	143.0	17.0	15.3	2.1	PF
		137.0	138.0	1.0	0.9	7.2	incl.
JA-11-944	5400	187.0	200.0	13.0	12.1	2.0	P

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Hole	E (m)	From (m)	To(m)	LC (m)	True width (m)	Grade (g/t)	Zone
		187.0	188.0	1.0	0.9	9.5	incl.
JA-11-945	5550	NS
JA-11-946	5350	110.0	112.0	2.0	1.7	13.8	PF
JA-11-950	5100	102.0	104.0	2.0	1.8	20.6	P
		104.0	111.0	7.0	6.2	1.6	P
JA-11-951	5100	73.5	87.0	13.5	13.0	3.2	P
		77.5	79.0	1.5	1.4	13.3	incl.
JA-11-952	5150	166.5	177.0	10.5	10.1	0.9	PF
JA-11-953	5150	230.0	239.0	9.0	8.6	4.1	P
		234.0	235.0	1.0	1.0	11.9	incl.
		238.0	239.0	1.0	1.0	11.0	incl.
JA-11-954	5150	241.0	249.0	8.0	7.3	1.4	P
		255.0	262.0	7.0	6.4	0.8	P

Heva East

Hole	E (m)	From (m)	To(m)	LC (m)	True width (m)	Grade (g/t)	Zone
JA-11-920	6251	173.0	174.0	1.0	1.0	5.3	P
		192.0	212.0	20.0	19.1	1.5	P
JA-11-921	6350	149.5	176.5	27.0	25.6	2.2	P
		158.5	161.5	3.0	2.9	9.2	incl.
		218.5	221.5	3.0	2.9	5.7	S
JA-11-922	6400	86.5	88.0	1.5	1.4	26.2	F
		227.9	233.1	5.2	5.0	1.2	S
JA-11-923	6451	154.5	163.5	9.0	8.4	0.9	P
		240.3	245.7	5.4	5.0	1.0	S
JA-11-924	6451	NS
JA-11-925	6400	232.5	234.0	1.5	1.3	5.2	S
JA-11-926	6349	129.0	144.0	15.0	12.3	0.9	P
		154.5	165.0	10.5	8.7	1.0	P
		180.5	186.5	6.1	5.0	1.6	P
JA-11-927	6251	215.0	222.0	7.0	6.0	1.8	P
JA-11-928	6200	163.4	173.0	9.6	9.1	0.5	P
		226.5	234.0	7.5	7.1	0.9	S
JA-11-929	6400	5.6	10.9	5.3	5.0	1.3	P
		31.5	40.5	9.0	8.5	0.6	S
JA-11-936	6400	240.0	252.0	12.0	10.5	2.3	P
JA-11-960	6400	23.5	28.8	5.3	5.0	2.1	P
JA-11-961	6350	72.0	81.0	9.0	8.4	2.3	P
		94.8	100.2	5.4	5.0	1.1	P?
		120.3	125.7	5.3	5.0	1.4	S
JA-11-962	6250	NS					S

10.5 Drill core Sampling Methodologies

Drill core sampling intervals are determined by Aurizon depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous, and often discrete nature of the low grade ore, definition holes are generally completely sampled.  For the typically longer exploration holes sampling depends on the geologist’s judgment since various intervals of poorly altered and mineralized lithologies may be encountered. Density of sampling in these cases is often above 50% of the hole length. Samples prior to mid 2007 were normally 1m in length and were then changed to 1.5m, providing representative results of the generally homogenous and wide low grade ore. Particular localised geological features can be tested by shorter samples if needed.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, tagged at Technominex core logging facilities and sent to the laboratory for analysis. The other half is kept for reference. No drill core is stored at the project site. Historical and new drill core is stored in Rouyn-Noranda at Technominex core logging facilities.

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The core recovery of the observed new core is generally very good.

SGS Geostat validated the exploration methodology (including drilling methodology) and sampling procedures used by Aurizon as part of an independent verification program. The author concluded that the drill core handling, logging and sampling protocols are to conventional industry standard and conform to generally accept best practices. SGS Geostat considers that the sample quality is good and that the samples are generally representative. Finally, SGS Geostat is confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

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11- Sample Preparation, Analyses and Security

11.1 Sample Preparation and Analyses

From the beginning of exploration on the Joanna gold property (“Property” or “Project”) by Aurizon Mines Ltd (“Aurizon” or “Company”) in 2007 until early 2008 the drill core samples were sent for analysis at Laboratoire Expert Inc. (“Lab Expert”) of Rouyn-Noranda, Quebec. Since then, all drill core samples were and continue to be assayed at ALS Canada Inc. - Chemex laboratories (“ALS Chemex”) of Val d’Or, Quebec. As part of Aurizon quality assurance and quality control (“QA/QC”) protocol, approximately 10% of crushed reject and pulp duplicates were sent for re-analysis at ALS Chemex for the 2007-early 2008 period and are now sent for re-analysis at Laboratoire d’Analyse Bourlamaque Ltd (“Lab Bourlamaque”) of Val d’Or, Quebec.ALS Chemex is a fully accredited laboratory under ISO 9001 and ISO/IEC 17025 standards and Lab Bourlamaque is in the process of obtaining ISO-9001 certification. Lab Expert is not an accredited laboratory.
The handling and transportation to ALS Chemex of the drill core samples is conducted by employees or contractors of Aurizon or Services Technominex Inc. (“Technominex”), the principal consulting group managing the exploration work for the Company.

All samples received at ALS Chemex are digitally inventoried using a bar-code and then weighed. Samples having excess humidity are dried. Sample material is crushed in a jaw and/or roll crusher to 70% passing 9 mesh. The crushed material is split with a rifle splitter to obtain a 250 g sub-sample which is then pulverised to 85% passing 200 mesh using a single component (flying disk) or a two component (ring and puck) ring mill.

The analytical protocol used at ALS Chemex for gold is the trace level 30 g fire assay fusion and atomic absorption finish (code Au-AA23) with a detection limit range of 0.005-10 g/t. For samples returning initial assay value greater than 10 g/t, a re-analysis using ore grade 30 g fire assay fusion with gravimetric finish (code Au-GRA21) is completed.

Lab Bourlamaque uses similar sample preparation and analytical protocols for the reject and pulp duplicates which are 30 g fire assay fusion and atomic absorption finish (code AU020) and 30 g fire assay fusion and gravimetric finish (code AU010) respectively.

11.2 Quality Assurance and Quality Control Procedure

In addition of the standard laboratory QA/QC programs, Aurizon implements its own internal QA/QC protocol consisting of the insertion of certified and custom-made reference materials (analytical standards and blanks) and core duplicates in the Project sample series. Aurizon also sends reject and pulp duplicates for re-analysis at a second laboratory for verification representing approximately 10% of the samples assayed.

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11.2.1 Analytical Standards

Twelve certified reference materials having different representative gold grades and two composite reference materials have been used as analytical standards since the beginning of the exploration conducted by the Company on the Project. The analytical standards are inserted in the sample series at a rate of one reference material for every 25 regular samples. Aurizon has defined the tolerance of the different reference materials from their expected grade values to ±10%. When analytical values of reference materials fall outside the determined tolerance range, verification is performed at the different steps -- from sampling at the core logging facilities to the laboratory -- in order to locate and explain the potential source of any difference.

The thirteen certified reference materials OREAS 10Pb, 15Pa, 15Pb, 6Pa&Pc, 7Pb, 61Pa&Pb, 62Pa&Pb, 62c, 65a and 66a are commercial standards from Ore Research & Exploration Pty Ltd, Australia, distributed by Analytical Solutions Inc. of Toronto, Ontario, Canada. Certified set values and expected standard deviation (“Std. Dev.”) values are reported in performance gates statistics for each certified reference material. The two composite reference materials JA-1 and JA-2 are custom-made from rejects of 20 to 30 mineralised samples which are pulverised and homogenised to make 40 to 60 kg batches. The set values for the 2 composite standards are weighted average grades of the selected mineralized drill core intervals. Unfortunately, no expected Std. Dev. values are defined for the composite reference materials. The expected Std. Dev. used in the current QA/QC analysis are derived from the actual reported analytical values for each composite standard and calculated using analytical results having less than a 50% difference relative to the expected value.

Figure 11.1 to Figure 11.15 are graphs showing the variation of the reported analytical results for each certified and composite standard with time. The QA/QC data is taken from the Project database dated March 18, 2011. For each graph, the QC warning (orange) and QC failure (red) intervals are shown along with the expected mean value (green). The values for the QC warning and QC failure have been defined as 2 times and 3 times the expected Std. Dev. respectively. Table 11.1 shows the results of the statistical analysis for each reference material.

Lab Expert was the main analytical laboratory for the Project from the beginning of exploration in 2007 to April 2008; ALS Chemex was designated as the main laboratory following this. During the Lab Expert period certified standards OREAS 15Pa, 61Pa&Pb and 62 Pa&Pb were the most utilised standards. The Company started inserting the certified standards OREAS 10Pb and 7Pb at the end of 2007 and then decided to include custom-made composite reference material in March 2008 as part of the QA/QC protocol, shortly before changing the laboratory to ALS Chemex. The Company has added five more analytical standards, 6Pa&Pc, 62c, 65a and 66a, to replace depleted certified materials since then.

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Table 11.1: Summary of the statistical analysis for different reference materials.

		Period (dd/mm/yyyy)		Expected Au (g/t)			Observed Au (g/t)			QC Warning Range		QC Failure Range
Standard	Count	From	To	Mean	Std. Dev.	Mean	Std. Dev.	Min	Max	Count	%	Count	%	Mislabeled
OREAS 10Pb	900	20/12/2007	31/01/2011	7.15	0.19	7.178	0.308	5.44	8.14	753	84%	845	94%	35
OREAS 15Pa	1217	16/02/2007	01/03/2011	1.02	0.03	1.013	0.054	0.44	1.03	1047	86%	1137	93%	7
OREAS 15Pb	116	20/01/2011	21/07/2011	1.06	0.03	1.086	0.106	0.58	1.64	94	81%	105	91%	0
OREAS 6Pa	29	30/12/2009	22/03/2010	1.65	0.07	1.528	0.041	1.44	1.60	19	66%	28	97%	4
OREAS 6Pc	509	29/12/2009	21/07/2011	1.52	0.06	1.542	0.280	0.02	7.13	443	87%	473	93%	1
OREAS 7Pb	549	19/12/2007	17/12/2009	2.77	0.06	2.724	0.191	1.74	3.43	423	77%	477	87%	4
OREAS 61Pa	238	13/03/2007	03/03/2008	4.46	0.13	4.587	0.193	3.57	5.25	191	80%	226	95%	2
OREAS 61Pb	94	02/03/2007	26/06/2007	4.75	0.13	4.688	0.145	4.45	5.53	89	95%	93	99%	1
OREAS 62Pa	221	16/02/2007	04/12/2007	9.64	0.32	9.715	0.470	8.09	10.83	177	80%	194	88%	8
OREAS 62Pb	51	18/10/2007	10/12/2007	11.33	0.35	10.564	0.374	8.57	10.97	29	57%	47	92%	1
OREAS 62C	173	06/12/2010	21/07/2011	8.79	0.21	8.824	0.798	0	9.81	138	80%	160	92%	0
OREAS 65a	13	21/07/2011	21/07/2011	0.520	0.017	0.034	0.019	0.491	0.561	138	80%	160	92%	0
OREAS 66a	104	20/01/2011	09/05/2011	1.237	0.054	1.214	0.229	0	2.05	90	87%	96	92%	0
Composite JA-1*	600	04/03/2008	30/12/2009	2	0.150	2.226	0.279	1.03	3.23	421	70%	486	81%	3
Composite JA-2*	757	22/01/2009	03/01/2011	1.2	0.079	1.272	0.705	0.82	8.09	326	43%	527	70%	0

* Expected Mean value correspond to weighted average Au grade of drill core intervals composing the standard material.
* Expected Std. Dev. value calculated using actual data contained within 50% difference relative to Expected Mean value

Certified standards OREAS 61Pa&Pb and 62Pa&Pb used in the early months have set values ranging from 4.46 g/t Au to 11.33 g/t Au, which are significantly greater than the average grade of the mineralised samples for the Project (in the order of 1 to 2 g/t Au). Reported results for standard 61Pa returned an average value 2.8% higher in comparison to the expected value but with an acceptable data variance (95% of values within the QC failure range). 61Pb returned an average value 1.5% lower but also with acceptable variance (99% of values within the QC failure range). Standard 62Pa shows observed values comparable with the expected value until roughly August 2008 when they returned consistently higher by more than 8% (on average), which could be due to confusion with the higher grade 62Pb. Data variance for 62Pa is higher than the 61 series with only 88% of values within the QC failure range although definitely influenced by the higher values observed after August 2008. Standard 62Pb values returned significantly lower values (on average) when compared to the expected value by more than 6.8% but show an acceptable variance with 92% of values within QC failure range.

Certified reference materials OREAS 15Pa, 10Pb and 7Pb were the most used standards since the start of exploration in 2007 and 15Pa is still being inserted in the samples series. 7Pb and 10Pb were discontinued late in 2009 and early in 2010 respectively. Their set Au grades ranging from 1.02 g/t to 7.15 g/t Au are more in line with the Project mineralized samples. Reported values for standard 15Pa display a good correspondence with the expected value with an acceptable data variance (93% of values within the QC failure range) although the pattern of observed values prior to April 2008 show a relatively higher mean Au grade with more data scattering. The same pattern is observed for standard 10Pb prior to April 2008 where mean grade is consistently higher. After that period, reported values for 10Pb show good correspondence with expected value with an acceptable data variance (95% of values within QC failure range). Observed values for standard 7Pb returned a good correspondence with the expected value but are showing relatively more data scattering in comparison to the others standards with numerous low value outliers (overall 87% of values fall with the QC failure range).

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Certified analytical standards 6Pa, 6Pc, 62c, and 66a are relatively recent reference materials used in the Project. 6Pa was used during a short period in late 2009. 6Pc, 62c and 66a have been used continuously since late 2009, late 2010 and early 2011 respectively. 6Pa, which has a set grade of 1.65 g/t Au, returned average results significantly lower than the expected value by 7.4% with a fair data variance (97% with QC failure but only 66% with QC warning). Reported values for standard 6Pc show a good correspondence with the expected value with an acceptable data scatter (93% of values within the QC failure range). Reference materials 62c and 66a returned average results in line with expected values with acceptable data variance (92% within QC failure range each). Reported values for composite standards JA-1 and JA-2 are more strongly scattered compared to the certified standard, which is expected for custom-made reference materials. Observed results for JA-1 are consistently higher by 11.3% on average versus the expected value with a definite bias for the results prior to April 2008. Data variance is significant with only 81% of the values falling within the calculated QC failure range. Numerous outliers are observed with values 30% to 100% higher relative to the expected value. Standard JA-2, which replaced JA-1 in early 2009, also shows significant data scattering (70% of values within the defined QC failure range) but returned values on average 5% lower than the expected value. Several high value outliers are observed with some reaching more than 600% the expected value.

The QA/QC analysis outlined generally acceptable results for the analytical standards with significant improvement noticeable after April 2008 when ALS Chemex became the main laboratory. The results of the certified reference materials show relatively good consistency compared to the expected values and QC ranges. The results for the composite standards returned more scattered values which can be expected for custom-made reference materials. Since We have observed a relatively high amount of QC failure for standards 10Pb, 15Pa, 15Pb, 6Pc since October 2010 but the results for standards 62c and 66a are consistent with the expected values.  Aurizon is currently reviewing the data to see if there are any transcription errors. Also, the pulps from the Certificates containing problematic QA/QC results from this period were sent back for re-assay. The results were pending during the writing of this report.

Figure 11.1: Variation of reported values with time for analytical standard OREAS 10Pb.

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Figure 11.2: Variation of reported values with time for analytical standard OREAS 15Pa.

Figure 11.3: Variation of reported values with time for analytical standard OREAS 12Pb.

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Figure 11.4: Variation of reported values with time for analytical standard OREAS 6Pa.

Figure 11.5: Variation of reported values with time for analytical standard OREAS 6Pc.

Figure 11.6: Variation of reported values with time for analytical standard OREAS 6Pc.

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Figure 11.7: Variation of reported values with time for analytical standard OREAS 61Pa.

Figure 11.8: Variation of reported values with time for analytical standard OREAS 61Pb

Figure 11.9: Variation of reported values with time for analytical standard OREAS 62Pa.

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Figure 11.10: Variation of reported values with time for analytical standard OREAS 62Pb.

Figure 11.11: Variation of reported values with time for analytical standard OREAS 62c.

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Figure 11.12: Variation of reported values with time for analytical standard OREAS 65a.

Figure 11.13: Variation of reported values with time for analytical standard OREAS 66a.

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Figure 11.14: Variation of reported values with time for analytical standard JA-1.

Figure 11.15: Variation of reported values with time for analytical standard JA-2.

11.2.2 Analytical Blanks

Blank reference material was composed of drill core from local barren rocks until the end of April 2010. Coarse calcareous material used as decorative pebbles (¾” in size) and purchased at a nearby hardware store in Rouyn-Noranda has been used as blank material since then. The blanks are inserted in the sample series at an average rate of 1 per 20 regular samples.

A total of 1,770 blanks were analysed as part of the sample stream since March 26, 2007. From the 1,770 blanks, 95% of them returned less than 0.025 g/t Au, which is 5 times the detection limit of the most recent analytical method and 99% of the blanks reported values less than 0.1 g/t Au. From the 17 blanks with analytical value greater than 0.1 g/t, only 6 have analytical values greater than 0.5 g/t Au. Figure 11.16 shows the analytical results for blanks over time (results above 0.5 g/t Au are not shown in the graph). It is apparent from the graph that prior to the use of the decorative pebbles in April 2010, a significant number of blanks returned values above 5 times the detection limit. This can be explained by the fact that drill core samples thought to be barren were used as analytical blanks (some may not have been barren of gold).

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Figure 11.16: Plot of analytical results for blank reference material over time.

11.2.3 Core Duplicates

A total of 156 drill core duplicates were reported in the August 26, 2011 Project database provided by Aurizon. Drill core duplicates consisting of half of the remaining second half of the drill core material (quarter core) were inserted in the sample series at an average rate of 2 quarter core duplicates for every hole. The procedure of regularly inserting a drill core duplicate in the sample series was conducted for the first half of 2008 only. The statistical analysis of the Core duplicates was done only on drill holes done by Aurizon. Assay results from re-analysed older and historical core from previous owners were not included in this statistical analysis. Figure 11.17shows a correlation plot for the core duplicates and Table 11.2summarises the results of the statistical analysis.

Of the 156 core duplicates, the reproducibility of 72% of the assays returning values above 0.025 g/t Au was within ±20% and 76% of the assays returning values above 0.5 g/t was within ±20%. The sign test did not highlight any bias with 47% of the core duplicates returning a value greater than the original samples for Au grade above 0.025 g/t and 54% of the duplicates returning a value greater than the original samples for Au grade above 0.5 g/t.

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Figure 11.17: Correlation plot of analytical results for core duplicates.

Table 11.2: Summary of analytical results for core duplicates.

Criteria	Count	Original > Duplicate	Original < Duplicate
		84	72
All samples	156
		54%	46%
> 5 x d.l.		80	71
	151
(0.025 g/t		53%	47%
		55	54
> 0.5 g/t Au	108
		51%	50%
		34	47
> 1 g/t Au	81
		42%	58%

		Samples within % Relative Difference
Criteria	Count
		± 10%	± 20%	± 50%
All		69	110	144
	156
samples		44%	71%	92%
> 5 x d.l.		68	109	143
	151
(0.025 g/t		45%	72%	95%
> 0.5 g/t		56	82	103
	108
Au		52%	76%	95%
		49	66	78
> 1 g/t Au	81
		60%	81%	96%

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11.2.4 Reject and Pulp Duplicates

As part of the Company QA/QC protocol, preparation (or reject) and pulp duplicates representing approximately 10% of the total samples are sent for re-analysis at a second analytical laboratory. Since the beginning of exploration by Aurizon until April 2008, ALS Chemex served as the check laboratory. Since April 2008, ALS Chemex became the main laboratory and LAB Bourlamaque was selected for the re-analysis of the reject and pulp duplicates. All rejects are re-analysed using fire assay fusion and atomic absorption finish with lower detection limits of 0.005 g/t Au for ALS Chemex and 0.01 g/t Au for Lab Bourlamaque. All pulps are processed using fire assay fusion and gravimetric finish with lower detection limits of 0.05 g/t Au for ALS Chemex and 0.1 g/t Au for Lab Bourlamaque.

Reject Duplicates
A total of 5,810 preparation duplicates were reported in the June 1, 2010 Project database. The analysis of the QA/QC data was not conducted for the reject duplicates between June 1, 2010 and March 18, 2011.Figure 11.18 shows a correlation plot for the reject duplicates and Table 11.3 summarises the results of the statistical analysis. For the 5,810 reject duplicates, the reproducibility of 79% of the assays returning values above 0.05 g/t Au was within ±20% and 84% of assays with values above 0.5 g/t reproducing within ±20%. The sign test did not highlight any bias; 54% of the reject duplicates returned a value greater than the original samples for Au grades above 0.05 g/t and 46% of the duplicates returned a value greater than the original samples for Au grades above 0.5 g/t.

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Figure 11.18: Correlation plot of analytical results for reject duplicates.

Table 11.3: Summary of analytical results for reject duplicates.

Criteria	Count	Original>Duplicate	Original<Duplicate	Original=Duplicate
		3737	4933	252
All Samples	8922
		42%	55%	3%
>5-10xd.l.		2960	2908	69
	5937
(0.1 g/t Au)		50%	49%	1%
		1548	1296	27
>0.5 g/t Au	2871
		54%	45%	1%
		2616	2467	54
>1 g/t Au	5137
		51%	48%	1%
		Samples within % Relative Difference
Criteria	Count
		±10%	±20%	±50%
		6412	4640	2386
All Samples	8922
		72%	52%	27%
>5-10xd.l.		3825	2418	845
	5937
(0.1 g/t Au)		64%	41%	14%
		1616	913	259
>0.5 g/t Au	2871
		56%	32%	9%
		3218	1979	657
>1 g/t Au	5137
		63%	39%	13%

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Pulp Duplicates
A total of 5,645 pulp duplicates were reported in the June 1, 2010 Project database. The analysis of the QA/QC data was not conducted for the reject duplicates between June 1, 2010 and March 18, 2011.Figure 11.19 shows a correlation plot for the pulp duplicates and Table 11.4 summarises the results of the statistical analysis. For the 5,645 pulp duplicates, the reproducibility of 78% of the assays returning values above 0.1 g/t Au was within ±20% and 88% of the assays with values above 0.5 g/t reproduced within ±20%. The sign test did not outline any bias; 53% of the pulp duplicates returned a value greater than the original samples for Au grades above 0.1 g/t and 49% of the duplicates returned a value greater than the original samples for Au grades above 0.5 g/t.

Figure 11.19: Correlation plot of analytical results for pulp duplicates.

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Table 11.4: Summary of analytical results for pulp duplicates.

Criteria	Count	Original>Duplicate	Original<Duplicate	Original=Duplicate
		3854	6149	74
All Samples	10,077
		38%	61%	1%
>5-10xd.l.		2701	3135	36
	5,872
(0.1 g/t Au)		46%	53%	1%
		1847	1809	31
>0.5 g/t Au	3,687
		50%	49%	1%
		1185	1028	25
>1 g/t Au	2,238
		53%	46%	1%
		Samples within % Relative Difference
Criteria	Count
		±10%	±20%	±50%
		7534	6014	4021
All Samples	10,077
		75%	60%	40%
>5-10xd.l.		3531	2194	748
	5,872
(0.1 g/t Au)		60%	37%	13%
		1802	909	226
>0.5 g/t Au	3,687
		49%	25%	6%
		976	443	95
>1 g/t Au	2,238
		44%	20%	4%

11.2.5 QA/QC Conclusion

Since the start of the exploration work on the Project in 2007, Aurizon implemented an internal QA/QC protocol consisting of the insertion of reference materials in the sample series (certified and composite analytical standards and blanks). The QA/QC program also included the re-analysis of sample reject and pulp duplicates in a second analytical laboratory for verification. Core duplicates were taken as part of the protocol in the first half of 2008.

Reported results for the certified analytical standards since the beginning of the Company exploration programs on the Property show a relatively good correlation with expected mean values. The variance of the observed values is relatively high in comparison to the specifications of the certified standards but is considered acceptable with a QC failure rate ranging from 1% to 13%. The variance of the observed values for the custom-made composite analytical standard is significantly higher than the certified standards but this behaviour is expected for custom-made reference materials. Reported results for the blanks are acceptable. Observed results for the drill core, rejects and pulp duplicates show good correlation with the original analytical values and no biases are observed. The variance of the observed values for the duplicates is in line with similar gold projects.
It is the author and SGS Geostat’s opinion that Aurizon is operating according to industry standard QA/QC protocol for the insertion of control samples within the sample stream of the Project. The data is considered of sufficient quality to be used for mineral resource estimation.

11.3 Specific Gravity

In 2007, the Company conducted specific gravity (“S.G.”) measurements on mineralized drill core samples selected from 6 drill holes from the JA-07 series. The S.G. measurements were completed by Lab Expert laboratory using the water displacement method. A total of 1,255 S.G. measurements were conducted on drill core samples selected from 6 drill holes from the JA-07 series located in the Hosco sector, returning an average S.G. value of 2.66 t/m3. From these samples, a subset of 107 core samples having an analytical gold value above 0.5 g/t also returned an average S.G. value of 2.66 t/m3.Table 11.5 summarises the statistics of the S.G. readings on the selected mineralized drill core samples.

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Table 11.5: Summary of 2007 S.G. measurements on mineralised core samples.

Hosco Deposit - S.G. (t/ m3)
Count	1255
Mean	2.66
Std. Dev.	0.09
Minimum	2.26
Median	2.67
Maximum	3.07

A new S.G. measurement program was completed in 2010 for the Hosco deposit following indication that the average S.G. values for the mineralized rocks was significantly higher than the values reported in 2007 by Lab Expert. In reports dated October 27, 2009 and April 30, 2010, S.G. measurements conducted as part of SAG mill comminution (SMC) testworks under the supervision of SGS Canada Inc. – Mineral Services (Lakefield) (“SGS Lakefield”) returned S.G. values between 2.72 and 2.76 t/m3 with an average S.G. value of 2.74 t/m3.

In order to confirm the average S.G. value of the mineralized material from Hosco, Aurizon conducted additional S.G. measurements on selected core samples from the Hosco deposit. These additional measurements were performed by Technominex of Rouyn-Noranda, Quebec. Aurizon also conducted validation measurements on selected samples at ALS Chemex located in Val d’Or, Quebec. Aurizon mandated SGS Geostat to conduct audits of the S.G. methodologies used by Technominex and ALS Chemex.

Two data verification programs were conducted to validate the work done by Technominex with the objective of validating the work and verifying some of the S.G. values reported by Lab Expert in 2007. The first program includes the validation of S.G. values by ALS Chemex of 185 drill core samples tested by Technominex. The second verification program was conducted by SGS Geostat on 35 drill core samples tested by both Lab Expert in 2007 and Technominex in 2010.

11.3.1 ALS Chemex S.G. Data Verification

Results from ALS Chemex data verification compared to Technominex S.G. data for the same drill core samples are shown in Table 11.6 and Figure 11.20 below. The results obtained by ALS Chemex show a very strong correlation with Technominex S.G. data and no difference in the mean S.G. value.

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Table 11.6: Summary of ALS Chemex S.G. measurements versus Technominex results.

Hosco Deposit - SG from Core Samples (t/m3)
	Technominex 2010	ALS Chemex 2010
Count	185	185
Mean	2.76	2.76
Std Dev	0.05	0.05
Minimum	2.70	2.71
Median	2.75	2.75
Maximum	3.01	3.04

Figure 11.20: Comparative chart showing Technominex and ALS Chemex S.G. results.

Results from ALS Chemex data verification compared to Lab Expert 2007 S.G. data for the same drill core samples are shown in Table 11.7and Figure 11.21 below. The results obtained by ALS Chemex show a poor correlation with Lab Expert S.G. data and a significant difference in the mean S.G. value (more than 3% difference).

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Table 11.7: Summary of ALS Chemex S.G. measurements versus Lab Expert results.

Hosco Deposit - SG from Core Samples (t/m3)
	Lab Expert 2007	ALS Chemex 2010
Count	121	121
Mean	2.65	2.76
Std Dev	0.07	0.03
Minimum	2.45	2.71
Median	2.66	2.75
Maximum	2.79	2.91

Figure 11.21: Comparative chart showing Lab Expert and ALS Chemex S.G. results.

11.3.2 SGS Geostat S.G. Data Verification

SGS Geostat conducted an independent data verification program during the visit at Technominex work facilities on September  2010. The program included the verification of S.G. measurements from 35 NQ-size half-core samples selected from holes JA-07-12, JA-07-17 and JA-07-19. The samples selected are part of the samples characterised by Lab Expert in 2007 and Technominex in 2010. The methodology used by SGS Geostat is the water displacement method measured by a graduated cylinder. The method consists of weighing the dry sample using a balance with a precision of ±0.5g. Following this, the volume of water displaced by the sample is measured by submerging the sample in water in a graduated cylinder precise to ±10ml. The S.G. can then be calculated using the following formula:

 SG = weight in air (kg) / volume of water displaced (l)

SGS Canada Inc.

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Results of the SGS Geostat data verification program are summarised in Table 11.8 and Figure 11.22 below.

Table 11.8: Summary results from SGS Geostat S.G. data verification program.

SG Data Verification by SGS Geostat (t/m3)
	Lab Expert (2007)	Technominex (2010)	SGS Geostat (2010)
Hole JA-07-12
Count	10	10	10
Mean	2.76	2.76	2.74
Std. Dev.	0.05	0.03	0.03
Minimum	2.68	2.72	2.68
Median	2.77	2.75	2.74
Maximum	2.85	2.80	2.79
Hole JA-07-17
Count	11	11	11
Mean	2.61	2.75	2.73
Std. Dev.	0.12	0.02	0.03
Minimum	2.35	2.73	2.69
Median	2.6	2.75	2.73
Maximum	2.79	2.78	2.80
Hole JA-07-19
Count	14	14	14
Mean	2.62	2.75	2.71
Std. Dev.	0.05	0.01	0.03
Minimum	2.52	2.72	2.67
Median	2.63	2.75	2.71
Maximum	2.69	2.76	2.77
Overall 3 holes
Count	35	35	35
Mean	2.66	2.75	2.73
Std. Dev.	0.10	0.02	0.03
Minimum	2.35	2.72	2.67
Median	2.65	2.75	2.72
Maximum	2.85	2.80	2.80

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Figure 11.22: Charts comparing Lab Expert and Technominex versus SGS Geostat SG values.

The data verification program conducted by SGS Geostat displays similar results to the verification done by ALS Chemex. The correlation between Technominex and SGS Geostat S.G. data is generally good with a difference in the mean S.G. value of less than 1%. The correlation between Lab Expert and SGS Geostat S.G. data is significantly less defined and shows a similar pattern as with the ALS Chemex data.  The difference between the mean S.G. values is more pronounced with a mean S.G. value for Lab Expert 2.5% lower than SGS Geostat.

Based on the results of the data verification programs, we can conclude that the S.G. data collected by Technominex in 2010 correlated well with the check data returned by ALS Chemex, as well as the SGS Geostat verification program and can therefore be characterised as reliable for use in mineral resource estimation process.  The S.G. data gathered by Lab Expert in 2007 cannot be validated with the check data gathered by ALS Chemex and SGS Geostat. The Lab Expert S.G. data must be considered unreliable and should not be used to calculate the average S.G. value for the Hosco deposit. Based on these conclusions, SGS Geostat recommends defining a new average S.G. value for Hosco based on the Technominex 2010 S.G. data.

11.3.3 New S.G. Average Value for Hosco Deposit

During 2010, Technominex completed a series of new S.G. measurements on core sample from Hosco. A total of 1490 new S.G. values were collected from 16 different drill holes. Table 11.9 shows the summary statistics for all S.G. values collected by Technominex and S.G. values for samples above 0.5 g/t Au.

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Table 11.9: Summary of S.G. results from Technominex 2010.

Hosco Deposit - 2010 SG (t/m3)
	All Samples	Samples > 0.5 g/t
Count	1490	357
Mean	2.76	2.76
Std. Dev.	0.002	0.002
Minimum	0.96	2.71
Median	2.76	2.75
Maximum	3.01	2.99

Based on the S.G. work conducted by Technominex in 2010 and considering the S.G. value reported by SGS Lakefield from metallurgical testing completed on composite samples, the author suggests updating the average S.G. value for the Hosco deposit to 2.75 t/m3.

11.4 Conclusions

SGS Geostat completed a review of the sample preparation and analysis including the QA/QC analytical protocol implemented by Aurizon for the Project. The Author visited the Company core logging facilities on August 24, 2011 to review the Company sample preparation procedures. A statistical analysis of the QA/QC data for the Project did not outline any significant analytical issues.

During 2010, the Company conducted a thorough review of the average S.G. value for the Hosco deposit including 1490 new S.G. measurements conducted on core samples and data verification completed by ALS Chemex and SGS Geostat. The new measurements outlined a significantly higher average S.G. value for the Hosco deposit than previously thought. Based on the new S.G. readings, the average S.G. value for Hosco has now been set to 2.75 t/m3.

The average S.G. value for mineralized rocks of the Alexandria deposit has also been changed  to 2.75 t/m3 based on the new average value for the Hosco deposit. The average S.G. value for the Heva deposit is set to 2.81 t/m3.

The author and SGS Geostat are of the opinion that the sample preparation, analysis and QA/QC protocol used by Aurizon for the Joanna project follow generally accepted industry standards and that the Project data is of sufficient quality to be used for mineral resource estimation.

SGS Canada Inc.

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12- Data Verification

SGS Geostat completed analytical checks of drill core duplicate samples taken from selected Aurizon 2011 diamond drill holes on the Hosco sector as part of the independent data verification program. SGS Geostat also conducted verification of the laboratories analytical certificates and validation of the Hosco Sector database supplied by Aurizon for errors and discrepancies.

SGS Geostat also completed analytical checks of drill core duplicate samples taken from selected Aurizon diamond drill holes on the Heva and Alexandria sectors as part of the independent data verification program described in previous reports starting 2007. A total of 38 independent check samples (quarter core) in 2007 and an additional 147 in 2008 as part of the 2007 and 2008 were collected during the site visits done by SGS Geostat.  Despite a fairly significant scatter of original and check values, that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55g/t).  SGS Geostat considers the data verification done on the Heva and Alexandria sectors to be current and reliable for resources estimation purposes. The 2007 and 2008 data verification full description is available in the April 7th, 2009 technical report from SGS addressed to Aurizon and available on www.SEDAR.com.

During the site visit conducted from August 24 to 26, 2011 by the author, Maxime Dupéré P.Geo., a total of 38 mineralized core duplicates from the Hosco sector  were collected from holes JA-11-868, JA-11-879, JA-11-917, JA-11-918, JA-11-931 and JA-11-935 by the author and submitted for Au analysis at SGS Minerals laboratory in Toronto, Ontario, Canada. The duplicate samples were processed using fire assay with ICP-OES finish (SGS code FAI323). Two blanks were inserted respectively at the beginning and ending the sample series. One certified reference material was also inserted in the samples series (OREAS 65a). Figure 12.1 shows correlation plots for the duplicate data versus the original data. A summary of the statistical analysis conducted on the data is shown in Table 12.1.

A statistical analysis of the original and duplicate analytical values shows comparable results with 39% of the original values returning greater than the duplicate values for Au grades ranging between 0.005 g/t and 14.25 g/t.

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Figure 12.1: Correlation plot for independent check samples.

Table 12.1: Summary of analytical results for independent check samples.

criteria	Count	Original Duplicate	Original < Duplicate
All samples	35	14	21
		40%	60%
>0.15 g/t	25	11	14
		44%	56%
> 0.15 g/t & <=1.0 g/t	4	2	2
		50%	50%
> 1.0 g/t & <=5.0 g/t	15	7	8
		47%	53%
>5 g/t	6	2	4
		33%	67%
		Samples within % relative Difference
criteria	Count
		±10%	±25%	±50%
		6	19	22
All samples
	35	17%	54%	63%
		5	15	18
>0.15 g/t
	25	0.2	0.6	0.72
		0	3	3
> 0.15 g/t & <=1.0 g/t
	4	0%	75%	75%
		1	6	9
> 1.0 g/t & <=5.0 g/t
	15	7%	40%	60%
		4	6	0
>5 g/t
	6	67%	100%	0%

The digital drill hole database supplied by Aurizon has been validated for the following field: collar location, azimuth, dip, hole length, survey data and analytical values. The validation did not return any significant issues. As part of the data verification, the analytical data from the database has been validated with values reported in the laboratories analytical certificates. The total laboratory certificates verified amounts to approximately 5% of the overall laboratory certificates available for the Project. No errors or discrepancies were noted during the validation.

SGS Canada Inc.

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The final drill hole database includes historical underground channels, selected historical surface holes and all the Aurizon holes drilled in the vicinity of the Hosco deposit until hole JA-11-935. The database cut-off date is August 26, 2011. Table 12.2summarises the data contained in the final drill hole database used for the mineral resource estimate. The author and SGS Geostat are of the opinion that the final drill hole database is adequate to support a mineral resource estimate.

Table 12.2: Summary of the final drill hole Hosco database as of August 26th, 2011.

				Number of	Number of	Number of
		Number of	Metres	Survey	Lithology	Assay	% Assayed
Period	Type	Holes	Drilled	Records	Records	Records	Metres
	Surface drilling	109	15326	404	324	7724	56
Historical
	Underground drilling/ channels	3243	10293	1	23	8206	78
	2007 surface drilling	62	20480	664	521	12552	81
	2008 surface drilling	356	86706	3075	2102	47481	82
	2009 surface drilling	12	6272	221	125	2740	60
Aurizon
	2010 surface drilling	273	57611	2085	1545	39336	88
	2011 surface drilling	54	13114	789	324	5550	84
	Total Aurizon	757	184183	6834	4617	107659	83
Total Surface		866	199509	7238	4941	115383
Total Underground		3243	10293	1	23	8206
Total All		4109	209802	7239	4964	123589

SGS Canada Inc.

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13- Mineral Processing and Metallurgical Testing

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

13.1 Pre-Feasibility Study

This section summarizes the metallurgical testwork carried out by SGS Lakefield Research, the flowsheet selection, as well as, the design basis.

In May 2008, a test program was initiated based on the recommendations outlined in the Preliminary Assessment (PA) Study which was issued in May 2008. The test program consisted of characterization and metallurgical testing and was carried out at SGS. The testwork results were used to evaluate possible technologies as well as for the selection of flowsheet suited for the processing of the Hosco ore sector. Of all the options considered and evaluated, one option was retained to provide the basis for the design of the processing plant. The plant design criteria and flowsheet were then established, and they provided the basis for the Pre-Feasibility Study going forward.

As was shown in the PA, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

One of the advantages made possible by the proposed flowsheet is the production of two very different flotation products, and therefore, two different and separate final tailings.

The mill at Joanna will include crushing, grinding, gravity recovery and flotation/filtration of a sulphide concentrate for shipping. This will allow for melting of a gravity concentrate at the Joanna site without the use of cyanide. The flotation concentrate produced for shipping will represent approximately 4% of the feed tonnage. This means that close to 96% of the tonnage milled will be deposited in a low-risk tailing facility at Joanna. This tailing pond will contain low levels of sulphide and arsenic, and no cyanide, making it very stable from an environmental standpoint thus facilitating the restoration.

The concentrate representing approximately 4% of the feed will be transported to Casa Berardi by truck where it will be treated using the Albion Process. Following which, the product from the Albion will be treated in a conventional CIP circuit for gold recovery. Carbon from this circuit will be treated within the current stripping/gold room circuit at Casa Berardi. Tail from the Albion/CIP Process will pass through a cyanide destruction step and be stored within the Casa Berardi’s tailing facility which already contains sulphide and arsenic.

In this Pre-Feasibility Study, the Albion Process was selected as the preferred method to treat the Hosco’s ore body. This selection was supported by metallurgical testwork carried out at SGS Lakefield Research.

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The Albion Process constitutes a sulphide oxidation technology that uses ultrafine grinding technology (IsaMill) to render the ore amenable to sulphide oxidation at atmospheric pressure and at temperatures in the order of 85-95C. The fine grinding of the particles (<10µm) and the high amount of tension cracks create multiple sulphide surface available for the oxygen to react. This speeds up the kinetics, allowing the reaction to be self-sustaining at lower temperatures, and therefore, operates at atmospheric pressure. The major advantage of this process is that the lower temperature and pressure allow significant reductions in capital costs when compared to alternative methods such as POX.

Results from the current testwork, indicated that 26.9% (28.3% x 95.0%) of the gold will be recovered in the gravity circuit at the Joanna site and that another 59.9% will be recovered by the Albion Process at Casa Berardi for an overall recovery of 86.8%. The following table summarizes the gold recovery expected at various processing steps.

Table 13.1: Expected Gold Recovery Section

Section	Recovery
Gravity (Knelsons)	28.3%
Gravity (Cleaning table)	95.0%
Flotation circuit	88.0%
Albion/CIL	92.8%
Total recovery	86,8%

The expected gold deportment is illustrated in the next Figure.

Figure 13.1: Expected Gold Deportment

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13.1.1 Mineralogy (gold grain deportment)1

One master composite sample from the Hosco project was submitted by Aurizon Mines Ltd. for high-definition mineralogy and gold deportment studies. The objectives of this investigation were to determine the occurrence of gold in the sample, the association of gold with sulphides, and to identify and evaluate any mineralogical factors that may affect gold recoveries.

A comprehensive mineralogical and analytical approach which included semi-quantitative XRD analysis, fire assay, heavy liquid separation, superpanning, ore microscopy, electron microprobe analysis, and Secondary Ion Mass Spectroscopy (SIMS) were used to carry out this gold deportment study.

The master composite sample consists mainly of silicate minerals (quartz, plagioclase, mica, chlorite, and potassium feldspar) with minor amounts of diaspore. (It is believed by Aurizon’s exploration manager, Martin Demers, that the diaspore might be a software interpretation error). Trace amounts of sulphides, carbonates and Fe-Oxides were also identified. Pyrrhotite, arsenopyrite, and pyrite are the major sulphides, and are well liberated.

13.1.2 Summary of Testwork

The following tables will document different tests supporting the design decision taken.

13.1.3 Grinding Testwork

Each of the five (5) metallurgical composites was submitted for standard Bond ball mill grindability tests and SAG Mill Comminution (SMC) testing.

The results of the Standard Bond ball mill index tests are shown in Table 0.2. The Bond Ball Mill work index ranged between 12.2 and 14.3 kWh/mt. In the Preliminary Assessment, it was assumed that the Bond Work Index was 15.0 kWh/t.

Table 13.2: Bond Ball Mill Grindability Testwork Results

Composite	Feed, F80 (μm)	Product, P80 (μm)	Closing Screen (μm)	Bond Ball Mill Work Index (Metric)
Comp 1 (S)	2,166	114	150	12.6
Comp 2 (S)	2,271	113	150	14.3
Comp 3 (N)	2,239	112	150	12.5
Comp 4 (S)	1,998	112	150	12.2
Comp 5 (S)	2,114	111	150	12.5

____________________

1 A deportment study of gold in Master comp #1 from the Joanna project, SGS Lakefield, February 3rd 2009.

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The SMC test generates a Drop-Weight Index (DWi) for each sample tested. The DWi is a measure of the strength of the rock when broken under impact conditions. The DWis are directly related to the JK rock breakage parameters A and b, which are required for the JKSimMet comminuting modeling. The results for the five (5) metallurgical composite samples are shown in the next table.

Table 13.3: SAG Mill Comminution Testwork Results

Sample Designation	SG	SMC Test	SMC Test Derived Values
		Dwi	Mia (kWh/t)	A	b
Comp 1 (S)	2.75	8.0	21.9	73.1	0.47
Comp 2 (S)	2.73	7.9	22.1	70.1	0.49
Comp 3 (N)	2.74	7.5	20.9	73.8	0.50
Comp 4 (S)	2.72	7.0	19.9	67.2	0.58
Comp 5 (S)	2.73	7.4	20.8	66.2	0.56

Also presented in Table 13.3 is the Mia parameter developed by SMCT (Sag Mill Comminution Testwork). This parameter represents the coarse component (down to 750 µm), of the overall comminuting energy and can be used together with the MIB (obtained from the Bond Work Index testwork) to estimate the overall energy required for a comminuting circuit. Using both values, knowing the Bond Work Index from the precedent testwork and the targeted transfer size, it was estimated that the SAG mill specific energy consumption would be about 10.6 kWh/t.

The value of A*b, which is also a measure of resistance to impact breakage, was calculated and compared with accumulated values in the JKTech DW database. According to this database of 2,304 recordings, the Joanna project falls around the 28% hardest ore for SAG milling.

Using both the SAG mill and Ball mill values, the Joanna grinding circuit is designed for a 6,000 hp SAG mill and a 5,000 hp ball mill to achieve a final grind of 80% <135um at an annualized throughput of 8,500 tpd.

13.1.4 Gravity Testwork

Ten kilogram charges of each metallurgical composite were ground to 130 µm-150 µm and processed through a Knelson MD-3 concentrator. The Knelson concentrates were recovered and upgraded further by treatment on a Mozley mineral separator. Typically in an operation, the Knelson concentrator will produce a concentrate that is 0.1%-0.2% of the feed weight. With 10 -kg charges, this would not be possible to duplicate; therefore, a larger mass pull is obtained and then upgraded with a Mozley mineral separator in order to simulate an actual operation. Calculated head grade ranged from 1.4-1.7 g/t Au. The results are summarized in the following Table.

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Table 13.4: Gravity Separation Results

Composite	Feed Size, F80 (μm)	% Mass	% Au Recovery	Tailing Grade (g/t Au)	Calculated Head Grade (g/t Au)
Comp 1 (S)	141	0.110	16.7	1.33	1.59
Comp 2 (S)	119	0.122	26.2	1.01	1.36
Comp 3 (N)	139	0.124	32.9	0.99	1.47
Comp 4 (S)	135	0.119	19.7	1.18	1.47
Comp 5 (S)	157	0.081	15.9	1.42	1.69
North Zone	~100	0.172	40.2	1.03	1.71
South Zone	73	0.120	28.4	1.13	1.57

BBA assumed a 95% table recovery from the Knelson’s concentrate for the Pre-Feasibility Study.

13.1.5 Flotation Testwork

A locked-cycle flotation test comprising a cleaner and a scavenger step was performed in order to:

➢	Estimate more precisely the overall gold and sulphur recovery of an actual closed flotation circuit for the Joanna project;
➢	Determine the overall flotation weight recovery;
➢	Produce a cleaner flotation concentrate that would be representative of an actual circuit and that would be suitable for a subsequent Albion test program;
➢	Produce a flotation tailing of low enough sulphur and arsenic in order to be considered low risk.

The results are presented in the following Table.

Table 13.5: Locked Cycle Test Results

Product	Weight (%)	Assays		% Distribution
		g/t Au	S¯ (%)	Au	S¯
Gravity Concentrate	0.084			25.7
2nd Cleaner Concentrate	5.5	21.5	14.4	91.0	93.8
1st Cleaner Scavenger Tail	9.45	0.19	0.11	1.41	1.19
Rougher Tail	85.1	0.12	< 0.05	7.60	5.02
Final Tail	94.5	0.12	< 0.06	9.02	6.22
Head (calculated)	100.0	1.30	0.85	100.0	100.0

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13.1.6 Cleaner Impact

The gold overall flotation recovery with a cleaner step is higher than the one in the open circuit (91.0%vs. ≈87%) as the tails from the cleaners are re-circulated in the flotation circuit and cleaned with a scavenger step.

A similar observation can be made for the sulphur from the second cleaner concentrate, which is encouraging since the amount required for the Albion circuit has to be over 11% and the locked cycle test shows a value of 14.4%. Also, this may lead to a lower amount of sulphur reporting to the flotation tails.

Weight recovery is significantly reduced compared to the flotation test employing a rougher circuit (5.5% vs. ≈20.3%). However, the 5.5% weight recovery for the locked cycle test is higher than the previous flotation test performed with a cleaner step in open circuit (≈2.5%). Further optimization tests to reduce the weight recovery and increase sulphur content, while maintaining gold recovery, are required. Discussions between BBA and SGS indicate that the weight recovery could be decreased by optimizing the flotation circuit. For the purpose of this study, a weight recovery of 4.2% was assumed.

13.1.7 Albion and CIL Testwork

This testwork is actually two tests run consecutively. The first test verifies the ability of the Albion Process to oxide the sulphide while the second one uses the neutralized residue from the Albion to test the leaching and recovery of the gold onto activated carbon in a CIL. The combined Albion and CIL results are presented below.

The first series of Albion testwork was run on rougher concentrate material giving a gold recovery of about 83%. Two additional tests on cleaner concentrate (higher grade gold and sulphide) gave an average recovery of 92.75%.

Table 13.6: Leaching of Albion Residue Results

Comments	Feed Size P80,	% Solids	Reag. Consumption kg/t of CN Feed		% Au Extraction	CIL Residue	Head (calc),
	µm		NaCN	CaO	24h	g/t Au	g/t Au
Rougher con.	6	20	4,02	22,0	83,0	1,06	5,60
Rougher con.	6	20	3,94	18,4	82,6	1,09	5,88
Cleaner con.	8	20	19,9	59,7	90,7	2,41	30,2
Cleaner con.	8	20	36,5	18,6	94,8	1,79	27,3

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Since the lime and cyanide consumptions have not been optimized in the preliminary Albion testwork, Xstrata technology recommends that a lime consumption of 12 kg per tonne of concentrate and a cyanide consumption of 6 kg per tonne of oxidized residue be used in the Pre-Feasibility. These consumption rates are based on Xstrata testwork on similar concentrates. In order to validate reagent consumption in the Albion Process, larger scale tests will be required.

13.1.8 Difference between Albion and POX

Based on the test results, the oxygen requirement for the Albion Process would be about 65 kg per tonne of concentrate or 26 tpd oxygen. This is much lower than the oxygen requirement estimated for the POX option in the Preliminary Assessment (PA) (i.e., 190 tpd oxygen). The reason for this is that in the POX process most of the sulphur is oxidized to sulphate. The POX process is also acid generating whereas the Albion acidic leach for the Hosco ore is a net acid consumer and will consume approximately 11 tpd of sulphuric acid.

SGS Canada Inc.

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14- Mineral Resource Estimates

14.1 Introduction

This section reports the results of a mineral resource estimate for the Hosco deposit updated to September 22, 2011, which is based on new analytical data sampled from the drilling completed since the previous mineral resource estimate. The previous mineral resource estimate was completed by SGS Geostat and was disclosed in the Company news release dated June 13, 2011. The previous mineral resource estimate completed by SGS Geostat has been disclosed in the Company news release dated June 13, 2011. The new mineral resource estimate is now defined based on two distinct mining scenarios, open-pit and underground, using distinct base case gold cut-off grade.

As described in the Company’s June 13, 2011 news release, as the updated resource outline of the Hosco deposit disclosed in the news release crossed over the Alexandria claim boundary, all the resources of the Alexandria sector were restated.  However, the Alexandria resource estimate was not updated in June 2011.  The restated mineral resource estimate for the Alexandria sector disclosed by the Company on June 13, 2011 is used in this report.

Also as described in the Company’s June 13, 2011 news release, the mineral resources of the Heva deposit were not updated at that time but were restated using a modified cut-off grade for the mineral resources located below 300 m from surface. The Heva deposit mineral resources were restated as disclosed by the Company on June 13, 2011 ( date of restatement:  may 31, 2011) to better reflect the reasonable prospect of economic extraction in relation to the advanced stage of exploration of the Hosco deposit located to the east.  The restated mineral resource estimate for the Heva deposit disclosed by the Company on June 13, 2011 is used in this report.

The mineral resource has been estimated by Maxime Dupéré P.Geo., Geologist for SGS Geostat. Mr. Dupéré is a professional geologist registered with the Ordre des Géologues du Québec and has worked in exploration for gold and diamonds, silver, base metals and iron ore. The author has been involved in mineral resource estimation work over different gold deposits on a continuous basis since he joined SGS Canada Inc. in 2006, which includes the participation in mineral resource estimate for the Joanna gold project in 2011. Mr. Dupéré is an independent Qualified Person as per section 1.4 of the NI 43-101 Standards of Disclosure for Mineral Projects with respect to the owner of the mineral titles included in the Property.

14.2 Hosco Deposit Resource Estimate

SGS Geostat conducted the current mineral resource estimate for the Hosco sector using historical underground channels and drill holes, selected historical surface drill holes and updated surface drill hole data compiled from the 2007 to 2011 exploration programs conducted by Aurizon. The database used to produce the mineral resource estimate is derived from a total of 755 recent surface drill holes, 109 historical surface drill holes, and 3243 historical underground channels or drill holes and contains the collar, survey, lithology, and analytical results information. The database cut-off date is August 26, 2011. The database includes 21 additional surface drill holes from the previous resources estimation disclosure dated June 13th, 2011located in the Hosco West sector between 7000 mE and 7650 mE.  Please refer to Table 12.2 for a summary of the records contained in the final drill hole database.

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The lateral extension (east-west direction) of the Hosco block models has been modified since the last mineral resource estimation and is now defined within sections 7,000 mE and 10,000 mE of the Project. The mineral resource estimate for the Hosco deposit is derived from two distinct computerised resource block models: a constrained high grade block model and a residual low grade block model. The construction of the high grade block model begins with the modeling of 3D wireframe envelopes or solids of the mineralization based on defined mineralised intercepts from channels and drill holes. Once the modeling is complete, the analytical data contained within the wireframe solids is normalised to generate fixed length composites. Composite data capped to a defined Au grade is used to interpolate the grade of blocks regularly spaced on a defined grid that fills the 3D wireframe solids. The interpolated blocks located below the bedrock/overburden interface and outside known barren geological features comprise the high grade mineral resources. For the low grade model, the blocks are interpolated using composite data located outside the 3D wireframe solid defined for the high grade block model. Mineral resources of the low grade block model are defined using the same process as with the high grade model. The final mineral resources comprise both high and low grade block models. The blocks for both models are then classified based on confidence level using proximity to composites, composite grade variance and mineralised solids geometry. The 3D wireframe modeling, block models and mineral resource estimation were conducted by SGS Geostat based on information provided by Aurizon.

The mineral resources of the Hosco deposit have been reported with two distinct mining scenarios: open-pit and underground mining perspectives. The open pit mineral resources are reported within a Whittle pit shell optimised using the measured, indicated and inferred categories of the estimated global block model. The pit optimisation parameters have been supplied by Aurizon Mines and are based on the parameters used in the project’s pre-feasibility study. The base case cut-off grade for the in-pit mineral resources using a gold price of US$1,000 per oz Au is 0.33 g/t Au. The base case cut-off grade for the underground (“U/G”) mineral resources at Hosco has been set at 2.0 g/t Au and is based on a conceptual U/G mining model completed by SGS Geostat. The reported U/G mineral resources are exclusive of the in-pit mineral resources.

Important note: During the mineral resource estimation process, different assumptions were made. These assumptions were used in order to calculate modelling cut-off grades and resources cut-off grades following the “reasonable prospect for economic extraction” stated by the NI 43-101 regulation. A Whittle optimised shell was done with the same parameters as described in Table 14.5. The term in-pit refers to the resources within the optimised shell according to the different cut-off grades. The term underground (U/G), refers to a conceptual U/G mining model completed in-house by SGS Geostat. The terms in-pit and Underground (U/G) do not imply that any pit design and underground mining scenarios were done by SGS Geostat. Furthermore, it should not imply that the resources stated herein have demonstrated economic viability. See sub section 2.5 Cautionary Note regarding the Pre-Feasibility Study.

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14.2.1 Exploratory Data Analysis

14.2.1.1 Analytical Data

Most of the drill hole intervals defining the modelled mineralised solids have been sampled continuously. The sampling gaps where no analytical data is reported relates to early exploration holes from the historical drilling programs. The sampling gaps in the mineralised intervals were considered having zero grade for the purpose of the block model interpolation process. There are a total of 127,773 assay intervals with an assigned Au value reported in the database used for the current mineral resource estimate. The grade distribution of the Au assay data is lognormal with more than one Au grade population observed in the data. Table 14.1summarises the statistics of the Au assays reported in the drill hole database. Figure 14.1 shows the histogram of the Au assay data. Assays containing -1 and 0 grade values were not considered in this histogram.

Table 14.1: Summary statistics for Au assay data from the Hosco database.

		Au Assays (g/t)
Records	Mean	Std. Dev.	Min	Median	Max
127,772	0.491	3.77	0	0.04	1006.97

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Figure 14.1: Histogram of Au analytical data from the Hosco database.

14.2.1.2 Composite Data

Block model grade interpolation is conducted on composited assay data. A composite length of 2 m has been selected to reflect the 5 m N-S thickness of the block size defined for the resource block model. Compositing is conducted from the start of each mineralized intercept (HG mineralization) or in bedrock (LG mineralization) of drill holes or channels. The last composite kept at the end of the mineralised Intercept (HG mineralization) or the hole (LG mineralization) has a minimum length of 1 m. Composite grades were capped at 15 g/t which represent a gold loss of 5.2% from 73 composites capped. The first 1% of the highest Au grade final capped composites (190 composites) represents 8.0% of the contained metal versus 13.3% before capping.

At total of 19,214 composites were generated for the high grade block model and 84,980 composites for the low grade block model for a total of 104,194 composites. The modeled 3D wireframe envelopes of the high grade mineralization were used to constrain the high grade composites. The low grade composites are generated outside the 3D wireframe envelopes. Table 14.2 summarises the statistics of the capped high grade and low grade composite data. Figure 14.2 shows the histogram of the composites for the low grade and high grade composite. Figure 14.3 shows cumulative frequency plots of the high grade composite data with the capping level indicated. Figure 14.4 and Figure 14.5display the spatial distribution of the composites in plan and longitudinal views respectively.

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Table 14.2: Summary statistics for capped Au composites.

2m Composites (g/t)
	High Grade	Low Grade
Count	19214	84980
Mean	1.42	0.07
Std.Dev.	1.65	0.24
Min	0.00	0.00
Median	0.97	0.01
Max	15.00	15.00

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Figure 14.2: Histograms of High grade and low grade Au composites.

Figure 14.3: Cumulative frequency plot of high grade Au composites.

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Figure 14.4: Plan view showing the spatial distribution of high grade Au composites.

Figure 14.5: Plan view showing the spatial distribution of high grade Au composites (looking north).

14.2.1.3 Specific Gravity

The section 11.3 Specific Gravity summarises the S.G. determination for the Hosco deposit conducted by the Company. The results of the S.G. measurements conducted on representative mineralised intervals returned an average S.G. value of 2.75 t/m3. This value has been used for the calculation of the tonnages from the volumetric estimates of the resource block models.

14.2.2 Geological Interpretation

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SGS Geostat conducted the interpretation and modelling of the 3D wireframe envelopes of the high grade Au mineralization in collaboration with Aurizon personnel. The interpretation was first completed on sections to define mineralised prisms using Au assays and based on observed mineralised zones. A minimum Au grade of 0.5 g/t over a minimum drill hole interval length of 4 to 5 m was generally used as guideline to define the width of the mineralised prisms. The final 3D wireframe model was constructed on a bench by bench basis by connecting the defined mineralised prisms based on geological interpretation. A bench height of 8 m was used for the wireframe model which corresponds to the thickness of the blocks in the resource block models.

A bedrock-overburden interface 3D surface has been generated by triangulating the lower intercepts of the overburden-coded lithology field of the drill hole database. Finally, 3D wireframe solids of known barren late intrusive units observed crossing the deposit were modelled. Resource blocks located above the bedrock-overburden interface and falling within the wireframe solids defining the late intrusive units were removed from the final mineral resource estimate. The barren late intrusives correspond to two, 10 to 60 m wide, NNE-SSW to NE-SW diabase dykes, steeply dipping to the WNW. The easternmost dyke is encountered around 9400 mE with varying direction from NNE-SSW to NE-SW and another is encountered from around 7475 mE to 7600 mE. The westernmost dyke is cut by the regional Cadillac fault with a sinistral displacement of approximately 200 m. The trace of these dykes is shown on Figure 14.7, Figure 14.11, and Figure 14.13.

Figure 14.6 and Figure 14.7 show the contour of the final mineralized solids and the mineralized intervals used for the modelling on representative sections and plan levels (late intrusive units shown in orange).

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Figure 14.6: Sections with mineralized intervals and high grade Au solids (looking west).

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Figure 14.7: Level views showing mineralized intervals and high grade Au solids.

14.2.3 Spatial Analysis

In June 2011, the spatial continuity of the high grade Au composites was assessed by variography. Experimental correlograms, which are the calculated correlation coefficient of grade from composite pairs separated by a given distance for a given direction, have been generated for 2 m composite data. Table 14.3presents the June 2011 experimental variogram model. The spatial continuity outlined by the variography is characterised by: 1) a relative nugget effect of 40%, 2) a relatively strong anisotropy with the best continuity along the dip direction (up to 25-30 m range) corresponding to the general dipping orientation of the high grade 3D envelopes, and worst continuity in the north-south direction across deposit.

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Table 14.3: June 2011 experimental variogram model for high grade 2m composites.

Nugget effect	First Exponential Variogram Component							Second Exponential Variogram Component
	Sill (C)	Ranges (in metre)			Orientation (in degrees)			Sill (C)	Ranges (in metre)			Orientation (in degrees)
		Max	Interm.	Min	Azimuth	Dip	Spin		Max	Interm.	Min	Azimuth	Dip	Spin
0.04	0.04	3	3	1.5	350	-50	0	0.02	30	5	3	350	-50	0
(40%)	(40%)							(20%)

In September 2011, as before, correlograms were computed for the cut grade of the 19,214 of 2m composites in the high grade envelope. They are computed in all directions together (average variogram with lag of 2m) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45° to south with lag of 2m) (2) the average horizontal strike (azimuth N80° with 5m lags) (3) the average dip (dip of 50° to N350° with 5m lags) (4) the horizontal NS (azimuth N0° with lags of 5m).

Experimental curves and fitted models are shown on Figure 14.8. As expected, they closely resemble those of the previous study i.e. relative nugget effect is 40% and continuity is better along dip and strike than across. Like before, the fitted model is the sum of that nugget effect of 40% plus a short range (local) component of 40% magnitude and a long range (regional) component of 20% magnitude. Ranges of the local component are about 15m along dip, 10m along strike and 5m across dip+strike (vs. 10m, 10m and 5m in the previous model) while the ranges of the regional component are about 90m along dip, 60m along strike and 15m across dip+strike (vs. 90m, 15m and 10m in the previous model). In other words, the long distance continuity along strike is more extensive in comparison to the previous study in which correlograms were computed on the uncapped grade of composites.

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Figure 14.8: September 2011 correlogram of 2m capped high grade Au composite data. *Graphs shown are actually 1 correlogram so as to resemble variograms.

Table 14.4: September 2011 experimental variogram model for high grade Au 2m composites.

Nugget Effect	First Exponential Variogram Component							Second Exponential Variogram Component
	Sill (C)	Ranges (in metres)			Orientation (in degrees)			Sill (C)	Ranges (in metres)			Orientation (in degrees)
		Max	Interm	Min.	Azimuth	Dip	Spin		Max	Interm.	Min.	Azimuth	Dip	Spin
0.04	0.04	5	3	1.5	80	0	-50	0.02	30	20	5	350	-50	0
(40%)	(40%)							(20%)

14.2.4 Resource Block Modeling

A block size of 8 m (E-W) by 5 m (N-S) by 8 m (vertical) has been selected for the resource block models based on drill hole spacing, width and geometry of mineralization, and mining bench height defined in the pre-feasibility study. The high grade resource block model which is constrained by the 3D wireframe solids contains a total of 93,509 blocks located outside the defined intrusive units and below the bedrock-overburden surface. The maximum volume of the high grade block model totals more than 29,923,000 m3. The low grade block model defines the area located outside the high grade 3D wireframe solids, below the bedrock-overburden surface and outside the defined intrusive unit limits. The low grade block model has not been constrained by other 3D wireframe envelopes but is limited to the defined block model maximum extent limits shown in Table 14.5. The coordinates used relate to the old mine grid parameters.

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Table 14.5: Resource block model parameters.

Direction	Block Size	Number of Blocks	Coordinates (m)
			Minimum	Maximum
East-West	8 m	376	7000 mE	10,000 mE

North-South	5 m	201	1000 mN	2000 mN

Vertical (Elevation)	8 m	126	4006 mZ	5006 mZ

14.2.5 Grade Interpolation Methodology

The grade interpolation for the Project resource block models was completed using Ordinary Kriging methodology (“OK”). Anisotropic search ellipsoids were selected for the grade interpolation process based on the analysis of the spatial continuity of capped high grade Au composites using variography. Limits are set for the minimum and maximum number of composites to be used for the interpolation and restrictions are applied on the number of composites used from each drill hole.The interpolation process for the high grade block model was conducted using 3 successive passes with relaxed search conditions from one pass to the next until all blocks were interpolated. The orientation of the search ellipsoid, which is identical for each interpolation pass, is N350° azimuth, negative -55° dip and 0° spin. Figure 14.9 shows the different ellipsoids used during the interpolation process.

Figure 14.9: Different search ellipsoids used for the interpolation process.

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In the first pass, the search ellipsoid dimension was 50 m (long axis) along strike, 35 m (intermediate axis) along dip and 10 m (short axis) along the direction perpendicular to strike and dip. The shape of the ellipsoid corresponds to the anisotropy of the correlogram. Search conditions required to estimate each block were defined by a minimum of 7 composites and a maximum of 30 composites with a maximum of 3 composites selected from each hole or channel. Sixty-three percent (63%) of the blocks were estimated in the first pass.

In the second pass, the search ellipsoid dimension was increased to 100 m by 100 m by 30 m with a reduction of the anisotropy. The search conditions were the same as the first pass interpolation. The second pass resulted in the interpolation of 30% of the blocks.

The third interpolation pass estimated the remaining blocks (7% of total). The ellipsoid dimension for the last pass was increased to 200 m by 200 m by 100 m with search conditions defined as a 30 composite maximum and a 3 composite minimum with a maximum number of composites per hole set to 3.

The interpolation process for the low grade block model was limited to 2 successive passes using the same ellipsoid dimensions and search conditions as defined for the high grade block model. A total of 310,824 blocks were interpolated during the first pass and a total of 838,481 blocks were populated after the second pass. The low grade block model resulted in only 154,927 blocks having Au grades above 0.1 g/t. Figure 14.10 and Figure 14.11 show the interpolation results on representative sections and plan levels (late intrusive units shown in orange outline).

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Figure 14.10: Sections showing Au block model interpolation results (looking west).

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Figure 14.11: Level views showing Au block model interpolation results.

14.2.6 Mineral Resource Classification

The mineral resources at Hosco are classified into measured, indicated and inferred categories. The parameters used to determine the mineral resources classification follow the CIM requirements and guidelines. The mineral resources were classified in two successive stages: automated classification followed by manual editing of the final resource categories.

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The first classification stage is conducted by applying an automated classification process around each block that selects a minimum number of composites from a minimum number of holes located within a search ellipsoid of a given size and orientation. For the measured resource category, the search ellipsoid dimension is 30 m (along strike) by 30 m (dip direction) by 5 m. The search conditions for the measured category are a minimum of 7 composites located in at least 4 different drill holes or channels. For the indicated category, the ellipsoid dimension is increased to 60 m by 60 m by 10 m with ellipsoid orientation and search criteria similar to the measured category. The second classification stage involves the delineation of coherent zones for the measured and indicated resource categories based on the results of the automated classification. The objective is to homogenise or “smooth” the results of the automated process by removing the “Swiss cheese” or “spotted dog” patterns typical of the automated classification results. This stage is conducted by defining 3D envelopes on a bench by bench basis for the measured and indicated categories. Figure 14.12 and Figure 14.13 show the block model final classifications in section and plan level views respectively (Categories: measured – red, indicated – blue, and inferred – grey).

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Figure 14.12: Sections showing final resource classification (looking west).

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Figure 14.13: Plan level views showing final resource classification.

14.2.7 Mineral Resource Estimation

The mineral resources of the Hosco deposit are defined using two distinct mining scenarios: open-pit and underground mining perspectives. The open pit mineral resources are reported within a Whittle pit shell optimised using the measured, indicated and inferred categories of the estimated global block model. The pit optimisation parameters, supplied by Aurizon and validated by SGS Geostat, are based on the parameters used in the project’s pre-feasibility study. Table 14.6 summarises the optimisation parameters. The base case cut-off grade for the in-pit mineral resources using a gold price of US$1,000 per oz Au is 0.33 g/t Au. The base case cut-off grade for the underground (“U/G”) mineral resources at Hosco has been set at 2.0 g/t Au and is based on a conceptual U/G mining model completed by SGS Geostat. The reported U/G mineral resources are exclusive of the in-pit mineral resources. SGS Geostat considers that mineral resources defined at Hosco meet the requirement of a reasonable prospect for economic extraction.

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Table 14.6: Parameters used for the Whittle open pit optimisation.

Parameters	Value	Unit
Sales Revenue
Gold price	1,000	US$/oz
Exchange rate (CDN$/US$)	1
Operating Costs
Mining ore	1.75	CDN$/t
Mining waste	1.75	CDN$/t
Mining overburden	2	CDN$/t
Incremental mining cost per bench	0.01	CDN$/t
Crushing and milling	7.57	CDN$/t
Transportation	0.95	CDN$/t
General and administration	0.73	CDN$/t
Metallurgy and Refining
Metallurgical recovery	86.8%
Refining and transport charges	5	CDN$/oz
Gold payment	99.935%
Geotechnical Parameters
Pit slope (north wall)	49	degrees
Pit slope (south, east and west walls)	53	degrees
Bulk density (ore and waste)	2.75	t/m3
Bulk density (overburden)	2	t/m3

The mineral resource estimate includes the results of both high grade and low grade Au block models. The mineral resource tonnage has been calculated from the volumetric estimates of the resource block models using an average bulk density of 2.75 t/m3.

The updated mineral resources for the Hosco deposit are as follows: The in-pit mineral resources using a base case cut-off grade of 0.33 g/t Au totals 30,690,000 tonnes grading 1.33 g/t Au for 1,311,000 oz Au in the measured category, 27,150,000 tonnes grading 1.18 g/t Au for 1,033,000 oz Au in the indicated category with an additional 7,050,000 tonnes grading 1.18 g/t Au for 267,000 oz Au in the inferred resources category. The U/G mineral resources using a base case cut-off grade of 2.0 g/t Au totals 50,000 tonnes grading 2.65 g/t Au for 5,000 oz Au in the indicated category with an additional 590,000 tonnes grading 2.54 g/t Au for 48,000 oz Au in the inferred resources category. Table 14.7summarises the in-pit mineral resources for Hosco for cut-off grades of 0.33 g/t Au (base case), 0.5 g/t Au, and 1.0 g/t Au. Table 14.8reports the U/G mineral resources for Hosco for cut-off grades of 2.0 g/t Au (base case), 2.5 g/t Au, and 3.0 g/t Au.

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Table 14.7: Updated mineral resources for the Hosco Deposit (in-pit)

Grade Cut-off (Au g/ t)			Category	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)

			Measured (M)	30,690,000	1.33	1,311,000
0.33		(Base	Indicated (I)	27,150,000	1.18	1,033,000
	Case)		Total (M+I)	57,840,000	1.26	2,344,000
			Inferredar	7,050,000	1.18	267,000
			Measured (M)	29,460,000	1.37	1,295,000
			Indicated (I)	26,410,000	1.21	1,024,000
	0.5
			Total (M+I)	55,870,000	1.29	2,319,000
			Inferred	6,950,000	1.19	266,000
			Measured (M)	20,370,000	1.62	1,058,000
			Indicated (I)	15,130,000	1.51	736,000
	1.0
			Total (M+I)	35,500,000	1.57	1,794,000
			Inferred	4,520,000	1.39	201,000

Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used:2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty Historical production of 9,704 oz has not been removed from mineral resources

Table 14.8: Updated mineral resources for the Hosco Deposit (underground)

Grade Cut-off	Category	Tonnage (t) (t)	Grade (g/ t)	AuMetal** (oz)
2.0	Indicated (I)	50,000	2.65	5,000
(Base Case)
2.5	Inferred	590,000	2.54	48,000
	Indicated (I)	20,000	3.33	2,000

	Inferred	180,000	3.39	19,000
3.0	Indicated (I)	10,000	3.90	1,000
	Inferred	100,000	4.00	12,000

Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

14.2.8 Sensitivity Analysis

During March 2011, some sensitivity analysis of the high grade block model was conducted using two other interpolation methodologies from the previous resources and was updated as stated in the Company’s June 13, 2011 press release. The interpolation methods used for the analysis are inverse distance to the power square (“ID2”) and nearest neighbour (“NN”). The block model, ellipsoid and search conditions parameters are the same as with the OK interpolation methodology. Table 14.9compares the results of the sensitivity analysis to the OK mineral resource estimate for an Au cut-off grade of 0.33 g/t. Sensitivities analysis using ID2 and NN returned relative differences for Au metal of less than2% with the exception of the NN inferred resources where the relative difference for Au metal returned 9%. The results of the sensitivity analysis are typical for the data distribution of the Hosco deposit where relatively high Au grade analytical data occurs in clusters where underground channel sampling was historically conducted in the old mining levels. OK is known to have de-clustering properties which can lower the effect of the high density channel data observed on the Project.

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Table 14.9: June 2011 sensitivity analysis of the high grade block model using a cut-off grade of 0.33 g/t Au.

Interpolation Method	Resource Category	Tonnage* (t)	Grade (g/t)	Au metal** (oz)
OK	Measured	29,490,000	1.35	1,283,000
	Indicated	25,840,000	1.18	977,000
	M + I	55,330,000	1.27	2,260,000
ID2	Measured	29,770,000	1.34	1,279,000
	Indicated	26,200,000	1.16	975,000
	M + I	55,960,000	1.25	2,254,000
	Relative difference	1%	-1%	0%
NN	Measured	28,190,000	1.39	1,264,000
	Indicated	26,130,000	1.22	1,024,000

	M + I	54,320,000	1.31	2,288,000
	Relative difference	-2%	3%	1%

Interpolation Method	Resource Category	Tonnage* (t)	Grade (g/t)	Au metal** (oz)
OK	Inferred	7,730,000	1.15	285,000
ID2	Inferred	7,890,000	1.11	282,000
	Relative difference	2%	-3%	-1%
NN	Inferred	9,000,000	1.07	310,000
	Relative difference	16%	-6%	9%

* Rounded to nearest 10K - ** Rounded to nearest 1K

14.2.9 Mineral Resource Validation

A validation of the mineral resource Au grade was conducted as part of the verification process. The validation includes: 1) a visual comparison of the color-coded block values versus the composite data in the vicinity of the interpolated blocks on random sections and plan views, and 2) a validation of the blocks of the different mineralised envelopes that were used for the final block model.  The author also verified that blocks did not belong to two distinct mineralised envelopes within the final block model and that no blocks belonging to the late intrusive [dykes] were included in the final block model.

14.3 Alexandria Deposit Resource Estimate

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The mineral resources of the Alexandria deposit were restated as disclosed in the Company’s June 13, 2011 news release to reflect the modification of the limit separating the eastern end of the Hosco deposit and the western end of the Alexandria deposit. The mineral resource estimate was also restated at that time by adjusting the average bulk density of the mineralised lithologies in the area.

As described in the previous sections, the easternmost limit of the Hosco deposit has been moved from 9,700 mE to 10,000 mE, which is now selected as the limit defining Hosco versus Alexandria. Since the current mineral resources of Alexandria (November 2009) range from 9,700 mE to approximately 11,500 mE, an adjustment of the mineral resource estimates for Alexandria was necessary. The restated resources estimates for Alexandria exclude the previous mineral resources located between 9,700 mE and 10,000 mE. No additional drilling data was included in the mineral resource estimates for Alexandria and no new grade interpolation was completed. Since the mineral resources at Alexandria are all located within 175 m below surface and thus potentially mineable by open pit, the base case cut-off grade has been set at 0.5 g/t Au. This corresponds to approximately twice the cut-off grade defined for Hosco. No pit optimisation was conducted on the Alexandria mineral resources.

The mineral resources for the Alexandria deposit were estimated by QP Michel Dagbert, P.Eng. in November 2009 using analytical data from 12 recent surface drill holes and 6 historical surface drill holes. The mineral resource estimate was completed using a 2D polygonal modeling in which mineralised intervals identified along drill holes were projected onto the east-west vertical long section. The mineral resources volume is estimated using the length of each mineralised interval and limited to an area of influence of 25 m by 25 m squares. In the restatement disclosed in the Company’s June 13, 2011 news release, the average bulk density used to calculate tonnage from the volumetric estimates of the 2D polygonal model for the Alexandria deposit was changed to 2.75 t/m3. The new average bulk density is based on the average bulk density for the Hosco deposit, which is located to the west, adjacent to the Alexandria deposit.

The restated mineral resources for the Alexandria deposit use a base case cut-off grade of 0.5 g/t Au totals 980,000 tonnes grading 1.2 g/t Au for 37,000 oz Au in the inferred category. No mineral resources were defined in the measured and indicated categories. Table 14.10summarises the mineral resources for Alexandria for cut-off grades of 0.5 g/t Au (base case), 1.0 g/t Au, and 1.5 g/t Au.

Table 14.10: Mineral resources for the Alexandria Deposit.

Grade Cut-off (Au g/ t)			Category	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)
0.5		(base
	case)		Inferred	980,000	1.2	37,000
1.0			Inferred	550,000	1.4	26,000
1.5			Inferred	140,000	2.3	10,000

Dated:  May 31, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

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14.4 Heva Deposit Resource Estimate

The only modification to the reporting of the mineral resources of the Heva deposit made in the restatement disclosed by the Company on June 13, 2011 was the adjustment of the cut-off grade for the mineral resources located at depth. Based on results from the open pit optimisation for the Hosco mineral resources, it was decided that a different cut-off grade should be applied to the mineral resources located at depth versus the resources closer to surface. The elevation of 4,700 m (which corresponds to approximately 300 m below surface) was selected as the threshold between the resources having open-pit potential compared to the resources accessible only by an underground mining operation. The mineral resources for Heva were not updated using additional drilling information and the average bulk density remains the same as the previous estimate of 2.81 t/m3. No pit optimisation was conducted on the Heva mineral resources.

The mineral resources for the Heva deposit were estimated by QP Michel Dagbert, P.Eng in November 2009 using analytical data from 47 recent surface drill holes and 466 historical drill holes or channels. The analytical data was normalised to 2 m long composites and high grade values were capped at 15 g/t Au. The mineral resource estimate was completed using 3D modeling and block model interpolation methods. The interpolation was done by Ordinary Kriging. The block model covers a strike length of 2,800 m between 4,200 mE and 7,000 mE of the local grid and reaches a maximum depth of 650 m below surface. The block model were defined by block size of 8 m east-west, 5 m north-south and 5 m elevation. An average bulk density of 2.81 t/m3 was used to calculate tonnage from the volumetric estimates of the block model.

The restated mineral resources for the Heva deposit are as follow: The mineral resources located above 4,700 m elevation and using a base case cut-off grade of 0.5 g/t Au totals 4,410,000 tonnes grading 1.91 g/t Au for 270,000 oz Au in the indicated category with an additional 7,680,000 tonnes grading 1.71 g/t Au for 421,000 oz Au in the inferred resources category. The mineral resources located below 4,700 m elevation and using a base case cut-off grade of 2.0 g/t Au totals 650,000 tonnes grading 2.83 g/t Au for 59,000 oz Au in the inferred resources category. Table 14.11 summarizes the in-pit mineral resources for Heva for cut-off grades of 0.5 g/t Au (base case), 1.0 g/t Au and 1.5 g/t Au for the resources located above 4,700 m elevation, and 2.0 g/t Au (base case), 2.5 g/t Au and 3.0 g/t Au for the resources located below 4,700 m elevation.

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Table 14.11: Mineral resources for the Heva Deposit.

Resources Depth	Grade Cut-off (Au g/ t)	Category	Tonnes (t)	Au Grade (g/ t)	Au Metal (oz)
Above Elevation 4700 m (open pit)	0.5	Indicated	4,410,000	1.91	270,000
	(base case)	Inferred	7,680,000	1.71	421,000
		Indicated	3,860,000	2.06	256,000
	1.0
		Inferred	6,970,000	1.80	403,000
		Indicated	2,600,000	2.45	205,000
	1.5
		Inferred	4,700,000	2.04	308,000
Below Elevation 4700 m (underground)	2.0
		Inferred
	(base case)		650,000	2.83	59,000
	2.5	Inferred	410,000	3.19	42,000
	3.0	Inferred	250,000	3.48	28,000

Updated May 3, 2011
Bulk density used: 2.81 t/m3
*Rounded to nearest 10k - **Rounded to nearest 1k
CIM definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viability

14.5 Total Mineral Resource Estimate for the Joanna Property

The final mineral resources for the Joanna Property, which include Hosco, Heva and Alexandria deposits, are reported in Table 14.12.

Table 14.12: Updated mineral resources for the Joanna Property

Sector	Resource Depth	Resource Category	Cut-off Grade (g/ t)	Tonnage* (t)	Au Grade (g/ t)	Au Metal** (oz)
Hosco	In-pit	Measured	0.33	30,690,000	1.3	1,311,000
Hosco	In-pit	Indicated	0.33	27,150,000	1.2	1,033,000
Heva	Above 4,700m Elev.	Indicated	0.5	4,410,000	1.9	270,000
Joanna	In-pit/ Above 4,700m Elev.	Total M + I		62,250,000	1.3	2,614,000
Hosco	In-pit	Inferred	0.33	7,050,000	1.2	267,000
Heva	Above 4,700m Elev.	Inferred	0.5	7,680,000	1.7	421,000
Alexandria	Above 4,700m Elev.	Inferred	0.5	980,000	1.2	37,000
Joanna	In-pit/ Above 4,700m Elev.	Total Inferred		15,710,000	1.4	725,000
Hosco	U/G	Indicated	2.0	50,000	2.6	5,000
Joanna	U/ G - Below 4,700 m Elev.	Total Indicated		50,000	2.6	5,000
Hosco	U/G	Inferred	2.0	590,000	2.5	48,000
Heva	Below 4,700 m Elev.	Inferred	2.0	650,000	2.8	59,000
Joanna	U/ G - Below 4,700 m Elev.	Total Inferred		1,240,000	2.7	107,000

*Rounded to nearest 10k - **Rounded to nearest 1k
Updated: September 22, 2011
CIM definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viability
Historical production of 9,704 oz (Hosco) and 10,700 oz (Heva) has not been removed from mineral resources

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14.6 Comments about the Mineral Resource Estimates

There are no known factors or issues related to environment, permitting, legal, mineral title, taxation, marketing, socio-economic or political settings that could materially affect the mineral resource estimate.

Important note: During the mineral resource estimation process different assumptions were made. The assumptions were used in order to calculate modelling cut-off grades and resources cut-off grades following the “reasonable prospect for economic extraction” stated by the NI 43-101 regulation. A Whittle optimised shell was done with the same parameters as described in Table 14.6. The term in-pit refers to the resources within the optimised shell according to the different cut-off grades. The term underground (U/G), refers to a conceptual U/G mining model completed in-house by SGS Geostat. The terms in-pit and Underground (U/G) do not imply that any pit design and underground mining scenarios were done by SGS Geostat. Furthermore, it should not imply that the resources stated herein have demonstrated economic viability.

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15- Mineral Reserve Estimates

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

The reserves for the detailed pit design have been calculated in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM Standards on Mineral Resources and Reserves) in August, 2000. The mineral reserves (with dilution and ore loss) contained within the final pit design amount to 23.6 Mt of ore at an average grade of 1.31 g/t Au using a cut-off grade of 0.5 g/t Au, for a total of 996 koz of in-situ gold and 864 koz recovered gold. Total waste including inferred material, overburden, low grade material and waste rock is 90.3 Mt for a stripping ratio of 3.82. The detailed mineral reserve estimate is shown the next table.

Table 15.1: Mineral Reserve Estimate (Cut-off 0.5 g/t Au)

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

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16- Mining Methods

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

16.1 Mining

16.1.1 General Description

Mining Joanna ore will follow the standard practice of an open-pit operation with conventional drill and blast, load and haul cycle using a drill/truck/shovel mining fleet. The overburden and waste rock material will be hauled to the overburden and waste disposal areas near the pit. The run-of-mine ore will be drilled, blasted and loaded by hydraulic shovels and delivered by trucks to the primary crusher or stockpiles near the crusher.

Owner’s mining is envisaged for the development of the Joanna project as well as for the removal of overburden.

16.1.2  Pit Optimization

The objective of pit optimization and mine design is to convert the resources in the block model into mine reserves in order to serve as a basis for mine scheduling and economic analysis.

Given the operating costs, gold recovery, gold price, and other design parameters, the pit optimization is used to generate an optimal pit shell to maximize the recovery of the mineral resources in the resource model. BBA has used the MineSight Lerchs-Grossman 3D (“LG 3D”) routine – a widely accepted standard in the mining industry - to generate the pit shell for Joanna project. The LG 3D is a true pit optimizer based on dynamic programming of graph theory to generate an optimized pit shell from a 3D block model. The basic optimization principle of the algorithm operates on a net value calculation for each ore block in the model, i.e., revenue from sales less total operating cost, i.e., mining, crushing, processing, G&A, and other costs.

Based on the requirement of the Canadian NI 43-101 Standards of Disclosure for Mineral Projects only ore blocks classified in the Measured and Indicated categories are used to drive the pit optimizer, as such, the Inferred resource blocks bear no economic value and are not used in the pit optimization process.

16.1.2.1 Pit Optimization Criteria and Parameters

Operating costs and design parameters used for the LG 3D shell were developed by BBA based on information from the ‘’Updated Preliminary Assessment Report’’ on the Joanna Gold Project (November 2008), and on available results and assumptions on crushing and processing from BBA. The technical and economic parameters used to conduct the pit optimization are outlined in Table 16.1.

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Table 16.1 : Pit Optimization Parameters for LG 3D

Parameter	Value
Sales Revenue
Gold Price	750	US$/oz
Exchange Rate	1.10	C$ / US$

Operating Cost
Mining Ore	1.84	C$/t
Mining Overburden	2.00	C$/t
Mining Waste	1.84	C$/t
Crushing and Processing	8.99	$/t milled
Additional Transportation Cost	0.00	$/t milled
G/A	1.00	$/t milled
Incremental Cost per Bench	0.01	C$/t/bench

Metallurgy
Gold Recovery	86.8%
Refining and Transport	5	C$/oz
Gold Payment	99.935%

Pit Parameters
Overall Pit Slope	48°

16.1.2.2 Cut-Off Grade Calculation

The break-even cut-off grade or the milling cut-off grade (CoG) is used to classify the material inside the pit limits as ore or waste. Since the material is located inside the pit, the break-even cut-off is the grade required to cover the costs for processing, GA, and other costs related to gold refining and transport only.

Using the economic and technical parameters shown in Table 16.1, the mill cut-off was calculated at 0.50 g/t Au, including an average dilution rate of 5%.

16.1.2.3 Theoretical Pit Shells

Using the technical and economical parameters presented above, the LG 3D pit optimizer was carried out to generate an optimum pit shell having the highest undiscounted cash flow. A plan view of the LG 3D pit shell is shown in Figure 16.1.

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The theoretical pit shell resulting from the LG 3D optimization is only preliminary and does not represent a practical design for mining. This optimized pit shell will be used to serve as a guide for the detailed mine design with the required operational haulage ramp, proper pit slope, and benching arrangement as presented in the previous section.

As for configuration purposes, a new pit shell was optimised using operating costs and other data developed in the current Pre-Feasibility Study. Results obtained indicate that the difference between both pit-shells are less than 10%, suggesting that the initial pit shell is within ±15% of the accuracy of the Pre-Feasibility Study.

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Figure 16.1: LG 3D Optimized Pit Shell

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The results of the optimized pit shell are shown in Table 16.2 on an undiluted basis based on a cut-off grade of 0.5 g/t Au.

Table 16.2 Undiluted Resources within LG 3D Pit Shell (CoG 0.5 g/t Au)

Material		Material	Grade	Au oz
		(tonnes)	(g/t Au)	(in-situ)
Ore	Measured	19,266,911	1.372	849,693

	Indicated	6,140,556	1.334	263,264

	TOTAL	25,407,467	1.362	1,112,957

Waste	Inferred	73,203	1.354	3,186

	Low Grade (0.3 g/t<Grade<CoG)	3,446,509	0.347	38,431

	Waste Rock (Grade<0.3 g/t)	82,196,975

	Overburden	9,254,551

	TOTAL	94,971,238

	S/R	3.74

The total undiluted resources within the optimized pit shell amount to 25.4 Mt in the Measured and Indicated categories with an average grade of 1.36 g/t Au using a cut-off grade of 0.5 g/t Au.

16.1.3 Pit Design and Dressing

16.1.3.1 Pit Design Parameters

The pit slopes and benching arrangement in overburden and fresh rock are based on Golder’s recommendations as presented in section 24. In addition, drainage ditches should be installed along the outside perimeter of the pit in order to collect and survey surface water away from the pit slopes.

Triple benching arrangement is used to form 24 m high benches.

All in-pit ramps will be 21 m wide to accommodate the operation of 100-ton capacity off-highway class rear-dump trucks. This ramp width is sufficient to support uninterrupted 2-way haulage cycle traffic. The final ramp width also includes an external safety berm as well as an internal drainage ditch. In order to reduce the volume of waste stripping during the final phases, the ramp width is reduced to 11 m for the last 6 benches (2 triple 8 m benches) at the bottom of the pit. The ramp gradient is 10% for all mine roads. Temporary ramps will be used in the early years of mine operations to shorten haulage distances to the primary crusher or to the overburden and waste dumps.

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The final ramp and temporary ramps exits are located on the north side of the pit to minimize the haulage distances towards the primary crushing as well as the overburden and waste dumps.

16.1.3.2 Detailed Pit Design

The detailed pit design work was carried out using the LG 3D outlines described in the previous section. The ultimate pit design includes the entire practical geometry required in a mine including pit access and haulage ramp to all pit benches, pit slope design, benching configurations, smoothed pit walls, catch berms and geotechnical berms as described previously.

The design pit is approximately 1,200 m in length by 540 m wide and 240 m deep.

The detailed open-pit design is shown in

Figure 16.3 to Figure 16.7 present cross-sections of the detailed pit design with the optimized pits, as well as the mineralized blocks by coloring cut-off grades.

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Figure 16.2: Detailed Open-Pit Design

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Figure 16.3: Cross Section East 8450 (Looking West)

Figure 16.4: Cross Section East 8650 (Looking West)

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Figure 16.5: Cross Section East 8800 (Looking West)

16.1.4 In-Pit Mine Reserves

16.1.4.1 Density
Density of waste rock and ore is 2.66 t/m3 and overburden density is 2.00 t/m3.

16.1.4.2 Dilution and Mine Recovery

Using the resource block model, the dilution rate and the mining recovery were estimated for the mine. In the estimation, it was assumed that the selected mining method will be optimum, i.e., good blasting practice as well as a good practice of dilution control. Under this best case scenario, it was assumed that the main source of dilution and of ore loss will be at the contact between the ore and waste using the following parameters:

➢	The minimum mining width is 5 m (1 block);
➢	Contact dilution of 0.65 m at the ore/waste contact;
➢	The “orphan” blocks are not mined.

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The estimation of the contact dilution was carried out on 5 selected benches equally spaced and the results are presented in Table 16.3.

Table 16.3 : Estimation of In-pit Dilution and Mine Recovery

Bench	Total Ore		Mined Ore		Dilution		Dilution		Recovery
	Ore (t)	Grade (g/t Au)	Ore (t)	Grade (g/t Au)	Ore (t)	Grade (g/t Au)	Total (%)	Grade (g/t Au)	(%)
4962	1,050,228	1.301	1,022,844	1.309	58,759	0.236	5.7%	0.236	98.0%
4922	1,183,994	1.446	1,147,954	1.460	53,804	0.218	4.7%	0.218	97.9%
4882	1,137,969	1.455	1,095,324	1.473	48,970	0.234	4.5%	0.234	97.4%
4842	762,803	1.290	743,779	1.290	41,044	0.223	5.5%	0.223	97.5%
4802	274,265	1.367	255,105	1.368	16,658	0.185	6.5%	0.185	93.1%
TOTAL	4,409,259	1.382	4,265,006	1.392	219,235	0.225	5.1%	0.225	97.5%

For the purpose of this study, an average dilution factor of 5.1% at a grade of 0.23 g/t Au and a mining recovery of 97% Au are assumed for the project.

Figure 16.6 shows a typical mining cut used to estimate the dilution and the mine recovery for bench 4882.

Figure 16.6: Estimation of In-pit Dilution and Mine Recovery on Bench 4882

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16.1.4.3 Reserves

The reserves for the detailed pit design have been calculated in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM Standards on Mineral Resources and Reserves) in August, 2000. The in-pit inventory, before dilution, mine and mill recovery, using a cut-off grade of 0.5 g/t Au is presented in Table 16.4

Table 16.4: In-pit Material Inventory (Cut-off 0.5g/t Au)

Material		Material	Grade	Au oz
		(tonnes)	(g/t Au)	(in-situ)
Ore	Measured	18,713,368	1.374	826,905

	Indicated	4,483,262	1.325	190,914

	TOTAL	23,196,630	1.365	1,017,819

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	3,166,983	0.347	35,361

	Waste Rock (Grade<0.3g/t)	77,912,967

	Overburden	9,607,898

	TOTAL	90,712,720

	S/R	3.91

 Table 16.5 presents the in-pit reserves based on a cut-off grade of 0.5g/t Au after dilution of 5.1% at a grade of 0.23 g/t Au and mine and mill recoveries of 97% Au and 86.8% Au, respectively.

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Table 16.5: In-pit Reserves (Cut-off 0.5g/t Au)

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

The diluted reserves contained in the detailed pit design amount to 23.6 Mt of ore at an average grade of 1.31 g/t Au based on a cut-off grade of 0.5g/t Au. The amount of stripping is 90.3 Mt for an overall mine-life strip ratio of 3.82 tonnes of waste per tonne of ore.

The total metal recovered, using a mill process recovery of 86.8%, is 887,434 ounces of gold, including 864,168 oz from the mine reserves and 23,265 oz from the low grade stockpile.

16.1.5                      Mine Planning

In order to maximize cash flow and to minimize the stripping ratio in the initial years, the Hosco deposit will be mined by phases using push-back technique. The push-backs are designed and based on a series of nested LG 3D pit shells simulations. The Hosco final pit was divided into 3 mining phases presented in 3D view in Figure 16.7: Phase 1 (starter pit), Phase 2 and Phase 3 (final pit). All phases are designed in accordance with the design criteria as presented above. Pit phases served as a guide to develop the life-of-mine schedule.

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Figure 16.7: Pit Phases

A pre-production period of six (6) months is included in the mining schedule to provide access to ore and to provide material for the site preparation. As the orebody is near the surface, little pre-production stripping will be required in preparation for mining.

In order to increase the average grade in the early years, a cut-off grade strategy approach is used as follows:

➢	In Year 1: ore between 0.5 and 0.8 g/t Au will be stockpiled;
➢	In Year 2: ore between 0.5 and 0.7 g/t Au will be stockpiled.

Mining of ore will start in Phase 1 (starter pit) during Year 1 through the end of Year 3.

Overburden removal and pre-stripping in Phase 2 and Phase 3 will begin during the second half of Year 2. Mining of ore in Phase 2 will start during Year 3 through the end of Year 6. Mining of ore in Phase 3 will occur from Year 4 until Year 8.

The total material stockpiled during Year 1 and Year 2 amount to 434 kt at an average grade of 0.65 g/t Au and is reclaimed at the end of the open-pit life or on as needed basis.

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A total amount of 2.4 Mt of low grade ore (between 0.3 and 0.5 g/t Au) at an average grade of 0.35 g/t Au will be stockpiled and will be reclaimed in the second half of Year 8 and early Year 9.

Based on the mine phases described above, a total mine life of 8 years at a production rate of 8,500 tpd is envisaged for mining the Joanna Hosco pit. A production schedule, including 5.1% dilution at a grade of 0.23 g/t Au and 97% mining recovery is presented in Table 16.5. The table excludes the milling of low grade material occurring during Year 8 and Year 9.

Figure 16.8 and Figure 16.16 present year-end plan of the pit, from Year 0 (pre-production period) to Year 8.

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Table 16.6: 8,500 tpd Production Schedule (CoG at 0.5g/t Au) with Dilution and Mine Recovery

	Milled Ore (1)									Stripping
																					S.R.
	Measured		Indicated		Stockpile (2)		Total		Au metal		Stockpile		Inferred		Low Grade(5)		Waste	OB	Total	Total	(4)
															(0.30 g/t - 0.5
Period															g/t)					Moved
		Au		Au		Au		Au	in-situ	Rec.		Au		Au		Au
	(kt)	(g/t)	(kt)	(g/t)	(kt)	(g/t)	(kt)	(g/t)	(koz)	(3)	(kt)	(g/t)	(kt)	(g/t)	(kt)	(g/t)	(kt)	(kt)	(kt)	(kt)	(t/t)
Pre-
Prod																	971	4 087	5 058	5 058	-
0-3	393	1.18	381	1.40			774	1.29	32	28	161	0.66			146	0.37	2524	156	2 826	3 600	3.65
3-6	638	1.25	146	1.67			783	1.33	33	29	118	0.66			128	0.34	3211	92	3 431	4 214	4.38
6-9	683	1.27	98	1.78			781	1.34	34	29	90	0.68			116	0.34	2869	6	2 991	3 772	3.83
9-12	654	1.28	108	1.72			762	1.34	33	29	29	0.60			85	0.34	2129	0	2 214	2 976	2.91
12-15	767	1.37	24	1.49			792	1.37	35	30	14	0.61			61	0.33	1372	0	1 433	2 225	1.81
15-18	750	1.44	16	1.38			766	1.44	35	31	9	0.60			64	0.33	1120	0	1 184	1 950	1.55
18-21	769	1.60	61	1.59			830	1.60	43	37	14	0.62	3	1.44	59	0.34	2324	1 793	4 179	5 009	5.03
21-24	724	1.66	22	0.94			746	1.64	39	34					30	0.37	1463	1 031	2 525	3 271	3.38
24-30	1 421	1.66	70	0.94			1 492	1.63	78	68					71	0.37	3406	2 406	5 883	7 375	3.94
30-36	1 020	1.31	534	1.08			1 554	1.23	61	53			8	1.24	234	0.35	10003	36	10 281	11 835	6.62
36-42	1 427	1.32	217	1.03			1 643	1.28	68	59					158	0.35	8061	0	8 220	9 863	5.00
42-48	1 384	1.42	9	0.86			1 393	1.42	63	55					92	0.35	6562	0	6 654	8 047	4.78
48-60	2 865	1.30	279	0.89			3 144	1.26	127	111					426	0.35	11443	0	11 869	15 013	3.78
60-72	2 472	1.13	809	1.24			3 280	1.16	122	106			2	1.26	397	0.34	13672	0	14 072	17 352	4.29
72-84	2 592	1.23	548	1.24			3 140	1.23	124	108			9	1.32	282	0.34	5199	0	5 489	8 630	1.75
84-96	79	1.22	1 249	1.35	434	0.65	1 763	1.17	67	58			3	1.31	52	0.35	1756	0	1 810	3 573	1.03
Total	18 638	1.33	4 571	1.27	434	0.65	23 642	1.31	995	864	434	0.65	25	1.30	2 401	0.347	78 087	9 608	90 120	113 762	3.81

(1) Mine recovery 97%
(2) Stockpile: Year 1:  0.50g/t - 0.80g/t, Year 2: 0.50g/t - 0.70g/t.
(3) Mill recovery 86.8%.
(4) Stripping ratio: excluding stockpile
(5) Low grade material will be milled at the end of the life of mine.

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Figure 16.8: Year-End Plan – Pre-Production Year

Figure 16.9: Year-End Plan – Year 1

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Figure 16.10: Year-End Plan – Year 2

Figure 16.11: Year-End Plan – Year 3

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Figure 16.12: Year-End Plan – Year 4

Figure 16.13: Year-End Plan – Year 5

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Figure 16.14: Year-End Plan – Year 6

Figure 16.15: Year-End Plan – Year 7

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Figure 16.16: Year-End Plan – Year 8

16.1.6 Waste Rock, Overburden and Low Grade Material

16.1.6.1 Waste Rocks and Low Grade Material Management

Mineralization is associated with arsenopyrite so the rock content of sulphur and arsenic is generally related to its gold content. Thus, the furthest waste rocks from the mineralized zone, or the majority, given the type of operation (open-pit), generally contain lower levels of sulphur and arsenic, while those surrounding the mineralized zone contain more.

The mine plan will segregate waste rocks according to sulphur and arsenic levels and dispose them separately to protect the environment. For the purpose of this analysis, over 80% of waste rocks will contain little sulphur and arsenic and present no particular risk to the environment.

It is estimated that the remaining waste rocks (20%) will consist of waste rocks from the mineralized envelope and could leach arsenic and require environmental protection measures. These waste rocks will be stored in a separate area.

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In addition to the two waste rock piles, there will be a pile of low grade material. This material will be processed at the concentrator at the end of the mining operation phase. Low grade material can also leach arsenic.

Directive 019 specifies storage conditions for acid-generating and leachable waste rocks:

"Where it can be converted, an accumulation area for acidic or leachable waste rocks must be designed to include measures to prevent the transport of contaminants into groundwater. A system to collect percolating water, including drainage ditches around the waste rock piles, must be installed to channel water collected to appropriate treatment installations."

Thus, piles used to store low grade material and waste rocks from the mineralized zone will be encircled by drainage ditches in order to collect run-off water and have it flow into a basin where it will be pumped and adequately treated before being released into the environment.

A drainage ditch will also be implemented around the low-sulphur-and-arsenic-content waste rock pile in order to monitor the quality of run-off water and confirm that those waste rocks do not represent an environmental risk. Moreover, because of the gentle slope, parts of the deposits excavated nearby the pit will be placed on the pile site (average thickness of about 0.5 m) to form a donkey-back and facilitate waste rock drainage to surrounding ditches. Given the nature of the deposits in the area (clay), no additional waterproofing measures are planned. Furthermore, as the airport is close by, there may be restrictions on the maximum height of the waste rock piles. This will be validated during the Feasibility Study.

Under the Mining Act, any new accumulation area should be fully re-vegetated (top, slopes and steps). The waste rock piles should thus be designed with slopes so they can be planted over. The restoration of waste rock piles should be done gradually, level by level.

16.1.6.2 Overburden Material Management

Digging the pit will require the removal of a quantity of overburden estimated at about 9.6 Mt, mainly made up of clay. Because of its water content, the overburden cannot be used directly as building material for the various facilities. It will be stored on a pile located near the pit and will be used later as building material for the gradual restoration of waste rock piles or restoration work once mining will have ceased.

The stored material must be protected against wind erosion and water to prevent material dispersion into the environment. Although natural vegetation will spread quickly because of the nature of the material, it is recommended to sow overburden with a mixture of seeds (grasses and legumes) adapted to local conditions to accelerate the process. The seeds which will be used will have to have been already used as commercial species in agriculture. Grasses will quickly cover the overburden pile, thus limiting erosion risks. Grasses being however annual, will quite rapidly be replaced by leguminous plants which are less attractive for birds.

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As mentioned previously, part of the overburden will be placed nearby low grade material and waste rock piles to raise the land slightly and promote drainage towards the nearest ditch.

16.1.6.3 Waste Rock Stockpile Area

Waste rock material represents the material containing 0.3 g/t Au or less. As previously mentioned, the preliminary arsenic test concluded that approximately 20% (16 Mt) of waste rock could potentially have an arsenic content. The two portions of waste material will be managed separately to reduce restoration cost. The larger portion of the waste material (80%), which is not considered problematic, will be stockpiled on the main waste dump. The major portion of the remaining waste material (20%), which is considered problematic, will be stockpiled on the secondary waste dump and the remaining portion corresponding to 2.5 Mt will be dumped in the pit during the last two or three years.

The waste dumps have been designed according to the waste requirements of the pit and are located around the periphery of the mine to minimize the haulage distance and to reduce costs.  The main waste dump and secondary waste dump, located north of the pit, on the north side of the Stitchman Creek will have a total capacity of 30.5 million m3 (62 million tonnes) and 6.8 million m3 (14 million tonnes), respectively. See Appendix General arrangement plot plan of the Joanna Site

The capacities of the dumps have been estimated using a swell factor of 30%. The design parameters are as follow:

➢	Face angle: 35°;
➢	Bench height: 15 m;
➢	Berm width: 10 m;
➢	Number of bench: 4 (main waste dump), 3 (secondary waste dump);
➢	Minimum distance from Stitchman Creek = 100 m.

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16.1.6.4 Low Grade Stockpile Area

The material from grade 0.3 g/t Au to 0.5 g/t Au will be stockpiled near the entrance of the proposed pit, on the south side of the Stitchman Creek. The total amount of low grade ore is 1.5 million m3 (2.4 Mt) at an average grade of 0.35 g/t Au. This low grade material will be reclaimed at the end of the life-of-mine. (Appendix C: General arrangement plot plan of the Joanna Site)

The capacity of the low grade disposal has been estimated using a swell factor of 30%. The design parameters are as follows:

➢	Face angle: 35°;
➢	Bench height: 10 m;
➢	Berm width: 10 m;
➢	Number of bench: 2;
➢	Minimum distance from Stitchman Creek = 100 m.

16.1.6.5 Overburden Stockpile Area

Overburden material will be removed from Year 0 to Year 3. The overburden dump, located north-west of the pit, will have a capacity of 4.7 million m3 (9.6 million tonnes) (see Appendix C – General Arrangement Plot Plan of the Joanna Site). The overburden dump design parameters are as follows:

➢	Face angle: 35°;
➢	Bench height: 10 m;
➢	Berm width: 10 m;
➢	Number of bench: 3;
➢	Minimum distance from Stitchman Creek = 100 m.

16.1.7 Water Management

16.1.7.1 Mine Water

As part of the Joanna Hosco project, it is anticipated that dry conditions will be maintained by drying wells laid out around the pit. The results of tests on residential wells along McWatters Road (117) on the Joanna property sector show that water generally complies with drinking water standards for metal content. For most of the wells sampled, the arsenic levels were below the detection limit of analytical equipment. Consequently, the water pumped from drying wells may be returned to the environment without further action. Water pumped from the drying wells may also be used as fresh processing water.

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Furthermore, a hydrogeological study conducted by SNC-Lavalin (2009) shows that the drawdown cone caused by keeping the pit dry does not extend to the esker area. On the other hand, the residential area near Highway 117 in the McWatters area could be affected by a significant groundwater drawdown. A more exhaustive study will be conducted as part of the Feasibility Study to identify the scale of this drawdown more clearly. Monitoring of groundwater level will be performed during mine operation and if necessary, mitigation measures will be implemented before the drawdown occurs and reduces water supply to residents of this area. Potential measures include deepening wells and re-injecting mine water into the bedrock. Most of the precipitations falling nearby the pit should get lost within cracks created by the dynamiting activities. Water surplus will be collected through a sump located at the bottom of the pit. Water will be pumped to the surface in the mine water basin to be treated.

16.1.7.2 Drainage Water from the Waste Rock Piles

As mentioned previously there will be two waste rock piles on the site, and one low grade material pile. These piles will be encircled by ditches to collect the water percolating through waste rocks and low grade material and redirect them towards the basins before being released into the environment. The water quality of these ponds will be regularly checked. Based on the results of the test platform, the water that flows from the low-levels-of-sulphur-and-arsenic waste rock pile (80%) may be returned directly to the environment.

Regarding the other waste rock pile (20%), treatment may be necessary. When needed, treatment could be applied directly in the basins. Water could also be pumped to the concentrator to be used in the process or redirected into the tailings pond. It is important to note that due to the very flat topography of the area, a double network of ditches will not be required. Indeed, the material excavated to build the ditches will be used to raise the outer side of the ditch in order to divert run-off water.

The required length of ditches is estimated at 4,000 m for the low-levels-of-sulphur-and-arsenic waste rock pile, at 1,700 m for the leachable waste rock pile and at 600 m for the low grade material pile. Considering a depth of 1 meter in the ditch, a width of 2 meters and slopes of 3H: 1V, this represents a respective volume of 20,000, 8,500 and 3,000 m³.

The areas occupied by the waste rock piles are 1,000,000 m² (low-levels-of-sulphur-and-arsenic), 200,000 m² (leachable) and 21,000 m2 (low grade material). Considering a maximum precipitation of 67.8 mm in 24 hours, the maximum hourly flow of water running off these piles will be about 3,000 m³/h, 560 m³/h and 60 m³/h over 24 hours respectively for waste rocks with low levels of sulphur and arsenic, the leachable waste rock pile and the low grade material. Basin capacity will correspond to those maximum hourly flows (respectively 3,000, 360 and 30 m3). It has been considered that basins will be built by excavating 50% of their volume and by using the excavated material as filling material for the other half of the required volume. Considered volumes will therefore be 1,500, 280 and 30 m3.

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16.1.7.3 Water from the Tailings Pond

Water from the tailings pond will be discharged into a basin located immediately south of the tailings pond. It will be used as a recirculation basin to return water to the concentrator and as a polishing pond to settle suspended solids before releasing surplus water into the environment.

The flotation tailings have a low sulphur and arsenic content and hence do not represent a particular risk to the environment. Consequently, no effluent treatment is planned after the transition in the re-circulating basin. The basin effluent will be the final effluent and must be equipped with a system for continuous recording of pH and flow rate and be subject to monitoring under Directive 019.

Pond characteristics are:

Table 16.6: N8,500 tpd Production Schedule (CoG at 0.5 g/t Au) With Dilution and Mine Recovery
Capacity	1.6 Mm³ (10% of tailings pond capacity)
Surface area	490,000 m²
Maximal dike height	6 m
Length of dike	2,050 m
Slope of dike	1V:2.5 H
Volume of dikes to be built	186,000 m³
Crest width of dikes	6 m
Freeboard	1.0 m

16.1.7.4 Environmental Discharge Objectives

The final effluent discharge criteria prescribed in Directive 019 consists of maximum limit values. The environmental discharge objectives (EDO) to be imposed by the MDDEP may well be far more stringent than those specified under Directive 019 and the MMER. The EDOs will be based on water volumes discharged as well as water quality, the minimum annual flow, and usages of the receiving stream. The Stitchman Creek has low flow because of its small watershed. Even if the Stitchman Creek offers low dilution, the tailings pond effluent should be directed there without further action since the tailings are low risk and thus the metal content of the effluent should be very low.

16.1.8 Mining Operations

The Joanna Hosco ore deposit will be mined using conventional open-pit mining methods based on a truck/shovel operation. All equipment will be diesel powered.

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The production plan presented in Table 16. 6  was used as the basis in determining the fleet requirements. All equipment is assumed to be owned by Aurizon Mines Ltd. and operated by Aurizon Mines Ltd. personnel. The mine will operate on 2 x 12-hour shifts per day, 7 days per week and 365 days per year with 2 crews rotating on a 1-week in, 1-week out schedule. The selection of the primary mining fleet is based on cycle time estimations, mechanical availability and utility factors, as well as average yearly haulage profiles.

16.1.8.1 Drilling

Blast holes will be carried out by diesel-powered down-the-hole drills with the following parameters:

a.	Diameter blast hole: 6.25 inches;
b.	Drilling pattern: 5.2 m by 5.2 m pattern in ore and on a 6 m by 6 m pattern in waste;
c.	Sub drill: 0.8 m;
d.	Re-drill: 10%;
e.	Penetration rate: 25 m/hr.

The net productive time for drilling is based on a 12-hour shift with a total of 75 minutes of scheduled delays. The operator efficiency for the drilling operation has been established at 45 minutes per hour (75%) to account for the time required for the drill to move between holes. Thus the remaining available productive time is estimated at 484 minutes (8.1 hours) per 12-hour shift.  The operating parameters for drilling are summarized in Table 16.7.

Table 16.7: Net Productive Time: Drilling

Category	Time/Shift
(minutes)
Scheduled time per shift (12 hrs)	720

Scheduled non-productive time
Startup	15
Shut down	15
Coffee break	15
Lunch	30
Net scheduled time	645

Job efficiency (75% or 45 min-hr)	161

Operating minutes per shift	484

Operating Hours per Shift	8.1

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16.1.8.2 Blasting

Blasting will be executed under the contract with an explosives company that will supply the blasting materials and technology, portable storage facility with silo and equipment to deliver explosives products. The explosives supplier will also be responsible for providing a down-the-hole service. Blasting will be conducted using an emulsion type explosive with an average density (in the hole) of 1.15 kg/m3. Based on the drilling pattern of 5.2 m x 5.2 m in ore and 6 m x 6 m in waste, the design powder factors are 0.237 kg and 0.178 kg of explosives per tonne of rock for ore and waste material, respectively. After mining commences, fragmentations will be evaluated and the drill and blast parameters may be further refined to optimize results.

16.1.8.3 Loading and Hauling

Loading and hauling will be conducted using a fleet of 100-ton capacity trucks (for both ore and waste) in combination with a 10 m3 capacity hydraulic front shovel in ore and waste. This combination will allow 5-pass loading of trucks. The truck loading time has been estimated at 2.1 minutes for ore and waste. The maximum shovel productivity per shift has been estimated at 23,639 tonnes of ore or waste per shift and 17,996 tonnes of overburden per shift. A 10 m3 capacity wheel loader will also be used to complement the hydraulic shovels in an effort to maximize the flexibility and blending capacity of the operation. The wheel loader will be used in Year 8 and Year 9 to load haul trucks with ore reclaimed from the low grade stockpile.

16.1.8.4 Net Productive Time

Productivity parameters have been established based on a net productive time of 9.3 hours per 12-hour shift. This time incorporates a total scheduled non-productive time of 75 minutes per shift to account for shift change, routine inspection and lubrication, coffee and lunch breaks as summarized in Table 16.8.

Table 16.8: Net Productive Time: Loading and Hauling

Category	Time/Shift
(minutes)
Scheduled time per shift (12 hrs)	720

Scheduled delays
Shift change	15
Inspection	15
Coffee break	15
Lunch	30
Net scheduled time	645

Job efficiency (87% or 52 min-hr)	86

Operating minutes per shift	559

Operating Hours per Shift	9.3

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16.1.8.5 Loading Parameters

The in-situ material densities average 2.66 tonnes/m3 of ore and waste over the mine life. Blasting will result in a swell factor of approximately 30% which will yield a loose density of 2.05 tonnes/m3 in both ore and waste. It is anticipated that the use of the high precision detonators for blasting initiation will yield good fragmentation, resulting in an overall bucket fill factor of 93%.  Based on these parameters and the annual mine plan, the yearly shovel/loader requirements were calculated.  The loading parameters are summarized in
Table 16.9.

Table 16.9: Loading Parameters

Parameter	Ore	OB	Waste
Bucket size (m3)	10	10	10
Fill factor (%)	93%	93%	93%
In-situ bulk density (t/m3)	2.66	2	2.66
Swell factor (%)	30%	30%	30%
Loose density (t/m3)	2.05	1.54	2.05
Tonne per bucket (t)	19.03	14.31	19.03
Truck capacity (t)	91	91	91
Time/pass (min)	0.42	0.42	0.42
Pass/truck (pass)	4.78	6.36	4.78
Rounded (pass)	5.00	6.00	5.00
Loading time (min)	2.08	2.50	2.08
Truck spot time (min)	0.17	0.17	0.17
Total time/truck (min)	2.25	2.67	2.25
Truck loads/shift	248	210	248
Tonnes per trip	95.1	85.8	95.1
Shift Production Capacity (t/shift)	23,639	17,996	23,639

16.1.8.6 Hauling Parameters

Average annual haul profiles were created based on the annual mine plan. Haul routes were traced in MineSight software according to the mining centroid for each year, and for each respective haul route (i.e., ore, waste, low grade and overburden). Haul truck travel speeds were based on internal database and compared to manufacture rimpull charts and were used to determine the average annual cycle times, including an allowance factor of approximately 10% to account for additional cycle delays, e.g., queuing, waiting. These cycle times were then used to determine the annual haulage fleet size.  A summary of the annual average cycle time for ore, waste, low grade material, and overburden can be found in Table 16.10.

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Table 16.10: Average Cycle Time

Year	Cycle Time (min.)*
	Ore	Waste	Low Grade	Overburden
Pre-Production	0.00	8.68	0.00	7.10
Year 1	5.73	9.97	8.38	7.36
Year 2	8.97	11.30	10.27	7.41
Year 3	6.70	10.74	7.78	7.64
Year 4	10.11	12.92	11.18	0.00
Year 5	10.37	15.37	12.12	0.00
Year 6	12.93	15.74	14.67	0.00
Year 7	12.53	18.32	14.27	0.00
Year 8	16.55	23.20	18.30	0.00
* excluding loading and dumping time

16.1.8.7 Equipment Availability

Equipment availability was estimated based on the following assumptions:

➢	Constant utilization availability of 95% for trucks and shovel over the mine life;
➢
Availability profiles for shovels and trucks based on general manufacturer’s benchmarks and an age-based maintenance plan. Newer units can expect highest availabilities due to the age of fleet and potential manufacturer’s guaranteed rates. A minimum availability of 85% was assumed as the fleet ages.

The annual truck and shovel fleet availability chart is presented in Figure 16.17.

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Figure 16.17: Equipment Mechanical Availability over Mine Life

16.1.8.8 Mine Support Equipment

The following service equipment was selected to carry out the routine road maintenance and other miscellaneous work within and around the mining areas:

➢	Track-dozers: two (2) track-dozer 410 hp are used to maintain waste dumps as well as to perform general work within the mine;
➢	Grader: One (1) motor grader 265 hp is used for road maintenance;
➢
Water truck: One (1) water truck of 20,000 liter space capacity with interchangeable boxes depending on the season: a box to hold crushed stone for icy road conditions in winter, and one box to carry water for dust abatement in the summer;

➢	Wheel-dozer: One (1) wheel-dozer 354 hp is used for road maintenance, blast hole stemming and snow removal;
➢	Small excavator: One (1) backhoe excavator 188 hp is used to excavate and maintain ditches around the pits;
➢	Other service equipment: One (1) crane, one (1) fuel truck, one (1) service truck, one (1) tire handler and a few pick-up trucks.

16.1.8.9 Mine Equipment Annual Fleet Requirements

Table 16.11 provides a list of the mine equipment requirements during the life of the mine.

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Table 16.11: Mine Equipment List for 8,500 tpd

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16.1.8.10 Mining Services

16.1.8.10.1 Dewatering

It is recommended to construct a drainage ditch around the perimeter of the pit to collect run off water. In addition, a suitable pumping system will be included in the design for the dewatering of the pit.

16.1.8.10.2 Aggregate Requirement

Considering the size of the mine and the availability of aggregate in the vicinity of the mine, there will be no aggregate plant at the Joanna mine site.

16.1.8.10.3 Contract Mining

The Pre-Feasibility Study assumes that mining would be carried out using owner’s equipment and personnel. However, contract mining submissions should be requested from mining contractors to provide a comparison for owner’s mining scenario.

16.1.8.10.4 Purchase of Used Equipment

For the mine production and service equipment procurement, two (2) different scenarios were analyzed. The first scenario consists of purchasing new mobile equipment, as presented in the section above. The second scenario envisages the purchase of used mobile equipment. In the latter scenario, the following assumptions were made:

➢	All mobile equipment including support equipment are considered;
➢	Mechanical availability of equipment has been adjusted to a constant 78% over the life of the mine;
➢	Equipment operating cost has been increased from 10%.

The mine mobile equipment list associated with the scenario of purchasing used equipment is presented in Table 16.12.

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Table 16.12: Mine Equipment List for 8,500 tpd – With Used Equipment

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17- Recovery Methods

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

17.1 Flowsheet Development and Equipment Description

In the Preliminary Assessment (PA) Study report issued in May 2008 and updated in November 2008, two conceptual flowsheet options were presented. One flowsheet option included pressure oxidation before cyanidation of flotation concentrate while the other consisted of conventional cyanidation of flotation concentrate in a CIP circuit. The Preliminary Assessment (PA) Study was developed considering the base case flowsheet based on conventional cyanidation of flotation concentrate, i.e., no oxidation of the concentrate prior to cyanidation. Capital and Operating costs, to an accuracy of +/-35% were developed only for the base case scenario. In developing the flowsheet options, certain design criteria and assumptions were made that were largely based on previous testwork results available.

With the more recent test results further confirming that conventional cyanide leaching of a flotation concentrate is not an economically viable processing option for the Hosco ore, an evaluation comparing Conventional Pressure Oxidation (POX) and sulphide oxidation at atmospheric pressure (Albion) led to the selection of the Albion Process as the chosen method of oxidation for the Hosco’s ore. A preliminary flowsheet and mass balance were developed for each process, and order of magnitude Capital and Operating costs were also developed based on the most recent test data available.

17.2 Offsite Milling Option Review

As part of the ongoing Pre-Feasibility Study for the Joanna gold project, BBA has evaluated various options for processing, either all the ore or the flotation concentrate at various third party off-site facilities. This exercise was performed on a purely hypothetical basis since no discussions with any of the sites considered were entertained. The objective of this study was to determine if nearby third party facilities would have the processing capacity and/or the tailings disposal facilities that could have a positive impact on the development costs of the Joanna project. The impacts of potential synergies were evaluated on an economic, social, and environmental basis.

The option of processing Joanna flotation concentrate at Casa Berardi was retained for the Pre-Feasibility Study. Transportation costs of the concentrate are in part mitigated by the synergy provided by a corporate tailings management strategy whereby high sulphide and arsenic tailings are disposed of in one common tailings disposal facility at Casa Berardi.

While this is the direction retained for the Pre-Feasibility Study, multiple discussions with the environmental, governmental, and local stakeholders are bringing to the forefront the need to further review the onsite option for the Feasibility Study. A more thorough study of local (onsite contaminated tailing) vs. global impacts (transportation risk and impacts) will therefore be addressed during the next stage of the study.

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17.3 Grinding, Gravity and Flotation at Joanna

The following flowsheet presents the various processing steps at the Joanna site.

Figure 17.1: Flowsheet of Joanna’s Installation

17.3.1 Crushing

The crusher was selected and sized to produce a P80 of 110,000 μm based on a daily throughput of 8,500 tonnes of ore, 65% availability and a particle size of F80 ≈ 600,000 μm. The Crusher Work Index (CWi) was assumed based on a similar type of ore. According to BBA calculations, a 43’’ x 55’’, 250 hp, Jaw Crusher will be required.

17.4 Ore Handling and Conveying

Crushed ore will be conveyed into and stored in a 6,500 tonnes gross capacity (3,000 m3) silo. Ore will be transferred from the silo to the SAG mill by means of a conveyor. BBA also analyzed the possibility of using a stockpile covered by a dome structure, but preliminary indications were that such a system would be much more expensive than the proposed silo.

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17.5 Grinding

The grinding circuit was sized based on:

➢	A daily throughput of 8,500 tonnes of ore;
➢	An availability of 93%;
➢	BWI obtained from the Bond Ball Mill Grindability test;
➢	A particle reduction from a F80 of 110,000 μm to a P80 of 2,000 μm for the SAG and a F80 of 1,000 μm to a P80 of 135 μm for the Ball mill;
➢	SAG mill specific energy consumption estimated from data obtained from the SMC and Bond Ball Mill Grindability test.

The general specifications for the equipment required are listed in Table 17. 1 Aurizon Mines Ltd. has opportunities to secure used equipment for this project. The specifications of the used equipment are compatible with the operating parameters for the Joanna project. For the purpose of this study, it is assumed that Aurizon Mines Ltd. will be acquiring used equipment. Optimization of this equipment for the overall grinding circuit will be done at the next engineering phase.

Table 17. 1: Grinding Circuit Equipment

	Number	Size	Installed hp	Drive	Trommel
New SAG Mill	1	8.5 m x 3.7 m (28’ x 12’)	6,000	Variable Speed	Yes
New Ball Mill	1	5.0 m x 9.1 m (16 ½’ x 30’)	5,000	Fixed Speed	Yes

17.6 Cyclones

The hydrocyclones are sized in order to produce a P80 of 135 μm. To ensure an accurate separation, three (3) 660 mm diameter cyclones will be required and two (2) additional ones will be installed for maintenance purposes.

17.6.1 Gravity Circuit

According to the testwork performed by SGS on the Joanna Project, Hosco sector ore, gold is amenable to be recovered by gravity. Three Knelson KC-XD30VG gravity concentrators have been selected. Further work is required to determine the accurate separation as well as the particle size to be sent to the gravity concentrator.

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The gravity concentrator will produce an estimated 7.68 tonnes of concentrate per day which will then be cleaned in a cleaning circuit which consists of three shaking tables in order to produce a final gravity concentrate that can be directly melted. Shaking table tailings are sent to the concentrate dewatering thickener for subsequent Albion treatment. The cleaned gravity gold recovered at Joanna will be melted on site.

17.6.1.1 Flotation

The flotation circuit was designed based on testwork performed by SGS. Laboratory tests indicated that with no optimization and a lab retention time of 20 minutes, an Au recovery of over 92% was achievable at a F80 of 135 μm at the roughers. Higher gold recovery can be achieved at finer particle sizes; however, this results in significantly higher grinding capital and operating costs. To achieve the same gold recovery, longer flotation residence times were favored over finer grind. The selected flotation equipment is listed in the following table.

Table 17.2: Flotation Circuit Equipment

	Number	Cell	Flotation Time (minutes)
Rougher	8	130 m3 tank cell	48
Cleaner	1	3.2 m DIA X 13 m H	21
Cleaner-Scavenger	1	2.0 m DIA X 7.6 m H	6

17.7 Thickeners - Joanna Site

Two thickeners will be installed at the Joanna site. These thickeners will be required for dewatering flotation tailings and concentrate. It is to be noted that further testwork is required for final sizing of the thickeners and also to validate flocculant consumption.

17.7 Albion, CIP, Treatment at Casa Berardi

The current design for the Casa Berardi’s portion of the treatment is based upon the assumption that the Casa Berardi mine will be in operation for at least the same time duration as the Joanna project.

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Figure 17.2: Flowsheet of Casa Berardi’s Installation

17.7.1 Albion Circuit

Ultra-fine grinding in the Albion circuit is achieved with an IsaMill designed to grind the flotation concentrate to P80 = 9 μm. The IsaMill is sized according to throughput and the average specific energy of the ore (55 kWh/t for this type of ore). Based on laboratory test results, Xstrata recommends a model M3000 IsaMill with installed power of 1,500 kW.

IsaMill ancillary equipment, as well as the IsaMill flowsheet, was proposed by Xstrata. Storage tanks have been designed and sized to provide residence times required for uniform, uninterrupted operations. The ungrounded storage tank capacity is 89 m3 (retention time of 4 hours). The ground storage capacity is 174 m3 (retention time of 8 hours) and will allow feeding of the oxidative leach section during short IsaMill maintenance periods.

The oxidative leach circuit consists of five 426.5 m3 tanks supplying 30 hours retention time. The retention time was determined based on the testwork and experience of Xstrata Technology experts.

The neutralization circuit consists of three 113.5 m3 tanks supplying 10 hours retention time. The retention time was determined based on the experience of Xstrata Technology experts.

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17.8 Thickeners – Casa Berardi Site

One new thickener will be installed in the process plant. This thickener will be used to re-circulate the liquor from the last oxidative leach tank to the first at the Casa Berardi site. This is intended so as to decrease reagent consumption as well as increase the percentage solid entering the neutralization tanks. It is to be noted that further testwork is required for final sizing of the thickeners and also to validate flocculant consumption.

17.8.1 Cyanide Leaching and CIP Circuit

The cyanide leaching area of the plant consists of six tanks of the same diameter but of different height to allow the slurry to discharge into subsequent tanks by gravity. The height difference between each of the subsequent tanks is 1 meter. The highest tank is 11.2 metres high while the shortest is 6.2 metres. The cyanidation section provides a retention time which was based on testwork results. The cyanidation feed stream was assumed at 40% solids based on typical Albion Process discharge densities.

The CIP adsorption section of the circuit consists of six 36.6 m3 tanks providing 6 hours retention time. The retention time was determined based on literature2, where it is mentioned that adsorption circuit is typically 0.75 h to 1.0 h per stage, usually with 5 to 7 stages. Further testwork has to be performed in order to determine the optimized cyanidation and adsorption retention time for the CIP circuit as well as the feed stream density.

17.8.2 Carbon Stripping and Gold Room

The existing carbon stripping and gold room currently used by the Casa Berardi operation will require some capacity increase, but will also be used to process CIP product from the Hosco material.

17.8.3 Overall Water Balance

The following figure presents the overall water balance based at the Joanna and Casa Berardi sites. The water balance was based on the objective of recycling as much water as possible.

__________________

2 Altman, K. A. & McTavish, S. (2002). CIP/CIL/CIC Adsorption Circuit Equipment Selection and Design.Mineral Processing Plant Design, Practice, and Control, Volume 2, 1652-1659.

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Figure 17.3: Water Balance for Joanna Site and Casa Berardi Sites

17.8.4 Water Balance at the Joanna Site

Approximately 910 m3/h of process water and 38 m3/h of fresh water are used in the proposed concentrator circuit. The bulk of the fresh water, about 32 m3/h, is used for gland water additions and reagents. It should be noted that the aforementioned water balance does not consider cooling water for heat exchangers nor water requirements outside the main processing plant area.

17.8.5 Water Balance at the Casa Berardi Site

At the Casa Berardi site, it is assumed that process water will be used for the re-pulping of the flotation concentrate and as make up water in the Albion circuit. Fresh water would only be used for gland water and reagent mixing. It is assumed that sufficient fresh and process water is available at the Casa Berardi Site. Total fresh water required is 8 m3/h and process water required is 19 m3/h. It can be noted that the effluent can provide sufficient process water at the off-site facility, if required.

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17.9 Other Oxidation Process Not Retained

A review of other oxidation method was conducted by BBA, and a summary table of the options considered is presented in Table 17.3.

Despite comparable metallurgical results to the Albion Process, the POX (autoclave) option was not retained due to its higher capital cost.

Table 17.3: Alternative Oxidation Process Comparison

Process	Comments	Status
Activox®	Compared to the Albion© process, Activox® requires a higher capital investment. Also, Albion© is simpler to operate and requires less security precautions.	Not retained
Bacterial Leaching	In 1987, Bacterial Leaching of flotation concentrate from the Joanna project was performed by “Centre de Recherches Minerales”. The gold recovery was poor at 40%.	Not retained
Geocoat®
This process is not well suited with Nordic climate as the employed micro organisms are either mesophiles (5 to 65°C) or thermophilics (45-80°C). They may not survive during winter where temperature can average -20°C. In addition, this process involves construction of leach pads, which may lead to issues with environmental permitting.
Not retained
Nitrox
The test carried out by Hydrochem Developments Ltd in 1987 was encouraging leading to an Au recovery higher than 90%. Nevertheless, this process has never been applied in any plant due to its complexity and high cost3.
Not retained
Roasting On-Site or Off-Site
This process leads to good recovery if the ore is carbonaceous. However, it is not as effective if the ore contains arsenic, as is the case in the Joanna project. In addition, even if the circuit itself is not as expensive as POX, the environmental treatment of the off-gases, especially to convert the SO2 to H2SO4, is costly.
Not retained

17.10 Process Design

Process Design Criteria for the Processing Plant Based on Albion Technology

The basic process design criteria for this Pre-Feasibility Study are the following:

➢	The nominal capacity of the plant is 8,500 tpd of dry, run-of-mine ore;
➢	This study is based on average ore head grade gold and sulphur content of 1.3 g/t Au and 1.3%, respectively;
➢	The Crusher Work Index (CWi) is assumed to be 10.5 kWh/t. This value will need to be confirmed with testwork prior to the Feasibility Study;

___________________

3Marsden, J.O., House, C.I., The Chemistry of Gold Extraction, SME 2006.

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➢
The Ball mill Bond Work Index (BWi) is 12.5 kWh/t and the SAG mill specific energy requirement is 10.6 kWh/t. The BWi is based on recent testwork results while the SAG mill specific energy requirement has been calculated using data obtained from Bond Ball Mill Work Index and SMC tests;

➢	Dimensioning and capacities of equipment were based on the plant operating 365 days a year with 93% equipment utilization;
➢
The SAG mill and the Ball mill were not sized based on requirements. Rather, used equipment with specifications close to the required specifications was deemed available and plant design was based on incorporating this equipment;

➢	Based on recent testwork, the flowsheet developed in this study is based on a 28% gold recovery in the gravity concentrate, with a weight recovery of 0.1%;
➢
BBA assumed that 95% of the gold in the gravity concentrate will be recovered by shaking tables and sent directly to the gold room melting furnace. The unrecovered weight fraction from the shaking tables reports to the flotation concentrate thickener;

➢
The latest locked cycle flotation test results indicate a weight recovery for flotation of 5.5% and the final flotation tailings gold content is a constant 0.11 g/t Au. Discussions with SGS indicate that the weight recovery could be decreased by optimizing the flotation circuit. For the purpose of this study, a weight recovery of 4.2% was assumed;

➢
Based on the latest testwork, BBA assumed a gold recovery in the pregnant solution after Albion treatment of 92.5%. This assumption was based on preliminary testwork results using the acidic version of the Albion Process;

➢	Based on the aforementioned design criteria, the estimated overall gold recovery is 86.8% with the Albion Process.

The average head grade for this Pre-Feasibility Study depends on the mine block model and resulting financial analysis. The gold recovery in turn is influenced by the average head grade. A relationship between overall gold and head grade was estimated based on the design criteria described and is presented in Figure 17.4.

The key source data are as follows:

➢	A - Client
➢	B - Design
➢	C - Testwork
➢	D - Calculations
➢	E - Mass and Water Balances
➢	F - Suppliers
➢	G - Literature
➢	H - In-House Data
➢	I - BBA Assumptions
➢	J - Available Used Equipment Specifications.

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Figure 17.4: Overall Estimated Recovery Based on Head Grade and Assumptions

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18- Project Infrastructure

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

18.1 Site Infrastructure

The project is based on mining/concentrator at Joanna and Albion at Casa Berardi. The project will benefit from Casa Berardi existing infrastructure including tailing disposal for high arsenic content tailings from the Albion process. At Joanna, all required infrastructure and services will be located near the open-pit mine in order to minimize the footprint and its impact on the environment and wildlife.

18.1.1 General Joanna and Casa Berardi Site Plot Plans

The general arrangement plot plan for Joanna Hosco is presented in Appendix C, indicating all major site structures, buildings, services, and other surface and underground works. At Casa Berardi, many of the existing infrastructures will be used and shared with the added processing facility for treatment of the Joanna concentrate.

18.1.2 Main Buildings and Surface Works at the Joanna Site

The main site processing and service buildings and structures consist of the following:

➢	Crusher building structure serving as an enclosure to the crusher and related equipment;
➢	Crushed ore storage silo;
➢	Main processing plant building, including maintenance shop, electrical rooms and employee facilities;
➢	Mine services building consisting of a garage for mining vehicles and light vehicles, a truck wash bay, a warehouse area and mining employee facilities.

The mine garage comprises of a pre-engineered insulated dome light structure measuring 38.1 m wide by 38.1 m long with a dome height of about 16.8 m. A wash bay will be built inside the garage.

18.1.3 Ancillary Buildings and Surface Structures at the Joanna Site

Other buildings and surface structures at the site include the following:

➢	Main electrical substation;
➢	Guardhouse;

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➢	Fresh water pump house;
➢	Process water reclaim pump house at settling basin;
➢	Sewage treatment plant;
➢	Explosives storage shed;
➢	Fuel storage and fuelling station.

18.1.4 Services and Distribution Networks at the Joanna Site

Services and distribution networks, both aboveground and underground, include the following:

➢	Main access road to site from Highway 117;
➢	On-site roadwork;
➢	Employee parking areas;
➢	Perimeter fencing;
➢	Existing railway and railway crossing for site access;
➢	Electric power lines from ‘Hydro–Québec’’, 120 kV line to main substation;
➢	On-site electrical distribution;
➢	Natural gas pipeline from ‘’Gaz Metropolitain’’ main line to plant manifold and to site buildings;
➢	Fresh water supply from underground wells or from mine dewatering;
➢	Fresh water site fire loop and fire protection system;
➢	Reclaim water pipeline;
➢	Flotation tailings disposal pipeline.

18.1.5 Main Site Stockpiling and Disposal Areas at the Joanna Site

The main Joanna site surface works include the following:

➢	The open-pit mine;
➢	Main waste rock stockpile;
➢	Secondary waste rock stockpile (containing arsenic);
➢	Low grade material stockpile;
➢	Overburden material stockpile;
➢	Flotation tailings disposal pond;
➢	Flotation tailings reclaim water settling basin.

18.1.6 Off-Site Albion Concentrate Processing at Casa Berardi

For the Albion processing plant at the Casa Berardi site many of the existing infrastructures will be used and shared with the added processing plant. The major impact of off-site Albion processing on the Joanna site infrastructure is as follows:

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➢	The main Joanna processing building will have a smaller footprint seeing that all processing areas starting at the IsaMill, including the oxygen plant, will be built at the off-site facility;
➢	Service networks such as fresh water, fire loop, electrical feed, and main substation will be built to lower capacity;
➢
All infrastructures related to the cyanide tailings, including the tailings disposal area, the cyanide tailings pond, and effluent cyanide destruction station and cyanide tailings pipeline will not be built at Joanna.

➢	In turn, the Casa Berardi location must provide the following space and services to accommodate the processing areas not built at the Joanna site:

➢
An available area to allow construction of the processing areas required to receive, stockpile, and process the Joanna concentrate. Some existing facilities at the off-site location will be shared if sufficient capacity is available or if capacity of existing equipment or areas will be increased. The main additions will be as follows:

•	Process building for IsaMill and CIP area;
•	Electrical room;
•	Outside processing area for oxidative leaching and cyanide leaching;
•	Reagent storage including lime silo and acid storage;
•	Oxygen plant and storage;
•	Cyanide tailings pipeline to tailings pond;
•	Cyanide tailings disposal cell.

➢	The Casa Berardi facility will provide the carbon stripping and refinery operation;
➢	The Casa Berardi facility will provide facilities for employees required to operate the process and maintain the equipment and facilities;
➢	The Casa Berardi facility will provide services such as power for process and building HVAC (ventilation), process water and fresh water;
➢	The Casa Berardi facility will be able to dispose of and manage the cyanide tailings generated by the Joanna material processing.

18.2 Energy Consumption

18.2.1 Electrical Energy

A breakdown of installed and operating power for the concentrator processing areas, but excludes common site infrastructure, which is not considered to be a significant addition, is presented in Table 18.1.

Table 18.1 : Summary Table of Installed and Operating Power

Description	Installed kW	Operating kW
Joanna Site	14,771	13,328
Casa Berardi Site	2,603	2,239
TOTAL	17,374	15,567

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The energy consumption per site has been established and is as follows:

Table 18.2 : Summary Table of Electric Power Consumption

Description	kW	MWh/yr
Joanna Site	9,754	85,443
Casa Berardi Site	1,803	15,795
TOTAL	11,557	101,238

18.2.2 Natural Gas

Natural gas is used for heating the concentrator buildings and the maintenance shop at the Joanna site. The Casa Berardi site uses electricity. The consumption of natural gas is a factored estimate based on building volume. The natural gas consumption is estimated to be 741,200 m3 for the concentrator buildings and 230,400 m3 for the garage. The cost of natural gas is assumed to be $0.35/m3.

18.2.3 Diesel

Diesel fuel is used for the mine equipment. A breakdown of diesel fuel consumption in kl/yr for the pre-production period through Year 8 is provided in Table18. 3: . The consumption rate of each vehicle is also provided in the table.

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Table18. 3: Diesel Fuel Consumption for Mine Equipment

Mine Equipment		Cons. (l/hr)	Pre- prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7

PRIMARY
Hydraulic Front Shovel (10 m3)		170	425	981	894	1,338	1,200	1,006	1,162	578
Front End Loader (10 m3)		116	197	394	394	394	394	394	394	394
Haul Truck (100 ton)		75	686	2,211	2,043	3,102	3,530	3,317	4,050	2,113
SECONDARY
Percussion Drill (6”1/4)		109	54	845	588	979	1,042	884	1,016	532
Track Dozer (410 hp)		57	330	659	659	659	659	659	659	659
Motor Grader (265 hp)		32	92	185	185	185	185	185	185	185
Water Truck (20,000 l)		30	87	173	173	173	173	173	173	173
AUXILIARY
Wheel Dozer (354 hp)		45	77	153	153	153	153	153	153	153
Backhoe Excavator (188 hp)		26	35	71	71	71	71	71	71	71
Hydraulic Crane Truck Mounted - 75 t		60	41	82	82	82	82	82	82	82
Fuel Truck 10,000 l.		20	20	41	41	41	41	41	41	41
Prime Mover for Low Bed 650 hp, 3 Axles Tractor		61	31	62	62	62	62	62	62	62
Service Truck 22,000 GWV, 250 hp		10	10	20	20	20	20	20	20	20
Tire Changer Truck Mounted		10	5	10	10	10	10	10	10	10
4x4 Crew Cab, Pick up	3/4 t	6	18	37	37	37	37	37	37	37
4x4 Single Cab Pick-up 3/4 t		6	18	37	37	37	37	37	37	37
Lighting Tower 4 Post of 1000 w. / Diesel Generator		10	27	54	54	54	54	54	54	54
Total Consumption			2,127	5,961	5,449	7,343	7,696	7,131	8,153	5,148

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19- Market Studies and Contracts

This section is not applicable for a gold project

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20- Environmental Studies, Permitting and Social or Community Impact

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

20.1 Environment

20.1.1 Federal Procedure

The object as well as the various steps of the federal environmental assessment and review procedure is similar to the Quebec procedure. In most cases, Quebec’s environmental review process is the only one applying to projects to be conducted within the province’s boundaries. In some cases, the federal government representatives are also involved in an environmental review of the project.

The federal environmental review procedures are dealt with in the Act to Establish a Federal Environmental Assessment Process (1992, C. 37) and its four main ensuing regulations:

➢	Law List Regulations (SOR/94-636);
➢	Inclusion List Regulations (SOR/94-637);
➢	Comprehensive Study List Regulations (SORS/94-638);
➢	Exclusion List Regulations (SORS/94-639).

According to Section 5 of the Act, one of the following conditions is required for the application of the federal procedure:

➢	A federal authority is the proponent of the project;
➢	A federal authority “has the administration of federal lands and sells, leases, or otherwise disposes of those lands or any interests in those lands,” or;
➢	A federal authority provides a financial support, i.e., “makes or authorizes payments or provides a guarantee for a loan or any other form of financial assistance to the proponent”;
➢	A federal authority issues a permit or license, grants approval, or takes any other action for the purpose of enabling the project to be carried out in whole or in part.

From our understanding of the project, the first two conditions obviously do not apply, nor does the third one since neither loan nor financial assistance has been or will be provided by a federal authority for the accomplishment of this project.

Many provisions of various federal acts and pursuant regulations have a bearing on the last condition. TheFisheries Act is one judicial element that could be a trigger.

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Section 35 of the Fisheries Act specifies that:

“(1) No person shall carry on any work or undertaking that results in the harmful alteration, disruption, or destruction of fish habitat.
(2) No person contravenes subsection (1) by causing the alteration, disruption, or destruction of fish habitat by any means or under any conditions authorized by the Minister or under regulations made by the Governor in Council under this Act.”

Under the Joanna project, a review of maps and aerial photographs showing the location of planned infrastructure suggests that no streams considered as a fish habitat will be directly affected by the project, and consequently, federal procedure will not apply. A scientific fishing campaign was performed in 2009 and has shown that no fish habitat would be directly affected by the project. Other studies will still have to be performed as part of the Feasibility Study. If some streams were to be used by some fish species, specific mitigation measures would then have to be identified. Note that for purposes of federal procedure, only streams shown on maps from Natural Resources Canada of a scale 1:50,000 are normally considered.

The Explosives Act may also be a trigger for major mining projects. Indeed, for certain large-scale mining projects, it might be cheaper to manufacture explosives directly on the mine site. However, the manufacturing of explosives requires a license issued by Natural Resources Canada, which triggers a federal environmental assessment. Under the Joanna project, there will be no on-site manufacture of explosives. These will be stored on the site of powder magazines arranged in accordance with provincial regulations on explosives. It is noteworthy that no license from Natural Resources Canada is required for the storage of explosives, given that the Province of Quebec already has legislation to this effect.

Moreover, where a trigger would cause the application of a federal environmental assessment, it would apply only to the element that triggers the procedure and not the entire project. We should also mention that in the case where federal procedure would apply, provincial and federal governments have signed a cooperative agreement for the joint review of studies of environmental impacts. This agreement applies to projects located in southern Quebec and will reduce delays related to the involvement of both levels of government. The agreement provides for the holding of joint public hearings.

20.1.2 Provincial Procedure

In southern Quebec, for an ore bearing mine, the trigger level to be provided with the Regulations on Assessment and Review of Environmental Impacts is 7,000 tpd. Under the Joanna project, the exploitation rate and treatment provided is 8,500 tpd; therefore, the evaluation process and review of environmental impacts will apply. Note also that the Quebec Mineral Strategy, released on June 29, 2009, sets a recommendation lower than 3,000 tpd of the threshold to trigger an EIS. Since the evaluation process and the review of environmental impacts apply to the Joanna project, a project notice must be sent to MDDEP, who will prepare a directive specifying the scope of the EIS. This Directive will include particular information requested in Directive 019 concerning the mining industry.

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According to the Regulation on Assessment and Review of Environmental Impacts following the filing of the notice of project, MDDEP sets 15 months as the maximum period within which the Minister must submit the application record to the government for approval. It is, however, noted that the period of 15 months does not include the time taken by the ‘’Promoter’’ to draft the impact study, the time between requests for information by the MDDEP and transmission responses by the ‘’Promoter’’, nor the time taken by the Government (Cabinet) to make its decision.

In our experience, a period of about 24 months is expected between starting to write the project notice and obtaining government permission. Figure 20.1 shows the steps of the procedure.

For the Joanna project, it seems likely that public hearings will be required given the proximity of a biodiversity reserve and residential areas as well as environmental groups which raise concerns towards the mining industry. It should be noted that Aurizon Mines Ltd. has already initiated active and participative discussions with local stakeholders and that such an approach will be continuing as the project progresses.

This approach aims at initiating a sustainable dialogue with stakeholders in order to identify specific issues associated with the project. Even if the project underwent environmental impact assessment and was issued a Government authorization pursuant to Section 31.5 of the Act, it would still be subject to Section 22 of the Environmental Quality Act and must obtain an authorization certificate as stated in Subsection 6 of the Regulation Respecting the Administration of the Environment Quality Act.

The issuance of the authorization certificate, however, should only be a formality as the certificate issued pursuant to Section 31.5 of the Act binds the Minister as to where he exercises the powers provided in Section 22, as specified in Section 31.7 of the Act.

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Figure 20.1: Steps in the Environmental Impact Assessment Procedure

Besides the government decree and the general authorization certificate to carry out the project, other specific authorizations or permits should be obtained from the MDDEP or MRNF including:

➢	Authorization certificate to collect underground water (MDDEP);
➢	Authorization certificate for septic installations (MDDEP);
➢	Authorization certificate for drinking water supply (MDDEP);
➢	Approval of the restoration plan (MRNF);
➢	Approval of the location of the concentrator and accumulation zones for mining tailings (MRNF);
➢	Request for mining lease (MRNF);
➢	Permit for operations in forest areas (MRNF).

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20.1.2.1 Cost Evaluation to Obtain Authorizations and Permits

The cost of preparing the studies for the environmental authorization applications is summarized in Table 20.1. These costs are based on Roche’s experience with similar size projects. An amount of $758,000 has been allocated for the preparation of environmental studies and authorization applications. It should be noted that the assessed costs cover only the preparation of the environmental studies and the authorization applications and the fees required under the Environmental Quality Act in force since 2008 for MDDEP analysis of files. Costs associated with engineering services, preparing the plans and specifications, and conducting geotechnical studies are not included in the below cost estimate.

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Table 20.1: Cost of Studies*
Studies				Cost
1.	Environmental Impact Study to operate a Mine
	●	Project Notice		5 000$
	●	Impact Study		400 000$
	●	Public Hearings (help and support)		75 000$
	●	Fees		123 000$
	●		Total	603 000$
●
2.	Authorization certificate to operate a mine
	●	Preparation		30 000$
	●	Fees		1 538$
	●	Compensation for wetlands losses		50 000$
			Total	81 538$

3.	Rehabiliation Plan (MRNF)			25 000$

4.	Authorization certificate to implement septic installations (MDDEP)
	●	Preparation		10 000$
	●	Fees		1 025$
			Total	11 025$

5.	Authorization certificate for drinking water supplies (MDDEP)
	●	Preparation		10 000$
	●	Fees		1 025$
			Total	11 025$

6.	Approval of the location for the concentrator and accumulation zones			10 000$
for mining residues (drilling not included) (MRNF)

7.	Mining Lease (land surveys not included) (MRNF)			8 000$

8.	Permit for operations in forest areas (MRNF)			8 000$

			Total Cost	757 588$

*
The indicated costs only cover the preparation of environmental studies and authorization applications. Costs associated with engineering services, preparing plans and specifications and conducting geotechnical studies, etc. are not included.

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20.1.3 Impact on Biodiversity

20.1.3.1 Wetlands Management

Even if the project does not directly impact streams, wetlands are ubiquitous in the Joanna property area. The operation cannot be accomplished without encroachment on the peatlands. Recently, the MDDEP demands regarding wetlands have been much stricter. The MDDEP has a wetland protection policy wherever they are in Quebec. The MDDEP approach to authorizing projects in wetlands is summarized in Table 20.2.

In situations 2 and 3 described in the table, the application shall be analyzed according to the principles of the mitigation sequence: "avoid and minimize’’.

Avoid: This stage includes the prevention of impacts on the wetland. It is a matter of choosing a replacement project or an alternate project site. If this proves impossible, then we must minimize.

Minimize: This step is acceptable only if the applicant demonstrates that no reasonable alternative exists for the project or site choice. Considered inevitable losses will be offset by respecting a compensation ratio proportional to the ecological value of wetland destroyed or disrupted. The site chosen to compensate these losses will be, in order of preference, an on-site project, or a site adjacent to the project, elsewhere in the same watershed or within the same municipality.

Moreover, in situation 3, MDDEP analysis is based on a comprehensive and territorial analysis. In the case of the Joanna mine, given the pervasiveness of wetlands, particularly peatlands, and the fact that the deposit cannot be moved, it will be easy to demonstrate that there cannot be an alternative site.

Table 20.2: MDDEP Measures for Projects in Wetlands

Situation 1	Situation 2	Situation 3
Surface area of the wetland less than 1 hectare and	Surface area of the wetland between 1 and 10 hectares and	Surface area of the wetland more than 10 hectares or
Absence of hydrological links with a stream/lake and	Absence of hydrological links with a stream/lake and	Hydrological links with a stream/lake or
Absence of endangered or designated vulnerable species	Absence of endangered or designated vulnerable species	Presence of endangered or designated vulnerable species or peatland

It is also likely that wetland encroachment will be higher than 10 hectares (ha), therefore, situation 3 will apply to the Joanna mine. It is likely that the MDDEP will require wetland losses to be compensated. It would be preferable to work with local green or specialized groups (e.g. Ducks Unlimited) to identify sites that deserve to be protected, restored or managed to increase value. The participation of Aurizon Mines Ltd. would provide funds based on the loss caused by the Joanna mine. Among the actions that could be taken, there could be participation in obtaining knowledge on the Abitibi esker, especially the one located just east of the property. Eskers are fluvio-glacial deposits typical of Abitibi which can be sensitive and which are not protected by the Environmental Quality Act and its provisions. However, wetlands and peatlands which are ubiquitous in Abitibi and Northern Quebec do enjoy a special protection under the Environmental Quality Act.

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Based on observations made in 2007 and 2009 on the main peatlands potentially impacted by the Joanna project, it appears these bogs have low ecological value. In fact, no rare or endangered plants were observed. This should greatly facilitate discussions with the MDDEP.

20.1.3.2 Impact on Streams and Fish Habitat

Fish habitat should not be affected by the project. Infrastructure as planned will not encroach on watercourses identified as fish habitat. Fishing carried out at the heads of small intermittent streams that may be affected by the project have confirmed the absence of fish. However, the effluent will need to comply with environmental discharge objectives as defined by MDDEP and Metal Mining Effluent Regulations aimed at protecting fish habitat.

20.1.3.3 Impact on Hunting Areas

The type of habitat found on the Joanna property is widely represented in the region so the project will have limited impact on wildlife. Moreover, no recognized wildlife habitats are listed in the area covered by the project. Although, the impact should be limited to the area occupied by the infrastructure, the project might impact local hunter camp owners who might have to change their site location.

20.1.3.4 Impact on Special Status Species

The CDPNQ Quebec has revealed no presence of any species protected under provincial legislation and regulations even though many wildlife and plant species can potentially be observed. Moreover, during field surveys conducted in June 2007 and 2009, no special status species were observed, despite the fact that special attention was paid to their presence.

20.1.4 Waste Rocks and Ore Characterization

20.1.4.1 Ore Characterization

Ten ore samples were tested to determine their total metal content, and were subject to leaching tests using the MA 100 Lix.com.1.0 (TCLP) procedure. The results of the analysis of total metal content and leaching tests show that the ore is acidogenic and leachable for arsenic, which is found at high levels in the ore.

20.1.4.2 Waste Rocks Characterization

Tests similar to the ore tests were carried out on 10 waste rock samples. Leaching tests simulating acid rain and water tests were also undertaken. Test results show that the waste rock samples are leachable under Directive 019 notably for arsenic.

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Aurizon Mines Ltd. has also performed twelve (12) additional leaching tests on composite samples from drill core in terms of their arsenic content. The results show that arsenic is generally leachable but at much lower level when the initial arsenic levels are low (≤ 400 ppm).

Aurizon Mines Ltd. also established a platform for testing approximately one ton of rock from drill core. This platform allows testing of harvested rainwater percolating through the rock over a period of several months and checks how much in terms of metals, including arsenic, is released in natural conditions. The results of the first seven samples have shown that criteria were respected. It is, however, too early to draw any conclusions at this stage of the monitoring program.

20.1.4.3 Impact of Cyanide

Since only the flotation step is conducted at the Joanna property, no cyanide will be used. The sulphide and gold concentrate will be treated outside the Joanna property.

20.1.5 Tailings Management

20.1.5.1 Considerations for Tailings Management

The new version of Directive 019, which came into effect in April 2005, outlines MDDEP requirements with regards to mine tailing characteristics (low risk, leachable, acid-forming, cyanide-containing, and high risk).

The requirements specify leak-proofing measures to be applied to mine tailing sites in line with the materials stockpiled and hence ensure groundwater protection. Figure 20.2 specifies the criteria to be considered in determining the leak-proofing measures.

The results of analysis of total metal content and leaching tests conducted on ore show that it is acidogenic and leachable especially for arsenic, which is found in high concentrations in the ore. Consequently, tailings produced by processing the ore are also acidic and leachable according to Directive 019.

The treatment process for this type of ore occurs in two stages. A first step is the flotation of sulphides which is associated with gold and aims at producing a sulphide concentrate. The second step is to treat sulphide concentrates by cyanidation to recover gold. Normally, the waste produced at each stage are then mixed together and placed in tailings.

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In the Joanna project, the objective is to incorporate environmental protection measures into a context of sustainable development as soon as the initial phase of the project is complete. Therefore, it has been decided to manage tailings separately. Since arsenic and sulphur are directly related to gold in the form of arsenopyrite, the goal is to produce desulphurized tailings from step flotation of sulphides (~96% of tailings) that contain little arsenic and sulphur and which may be disposed in a conventional tailings pond, which can be restored by conventional methods. The other type of tailings (~4% of tailings) is acidogenic and leachable and requires protective measures specified under Directive 019.

The goal is to avoid a small amount of tailings representing an environmental risk from making all the tailings a risk to the environment. Laboratory tests have demonstrated the feasibility of recovering gold optimally by producing both types of sulphurized and desulphurized tailings in a respective proportion of about 96% and 4%.

Results emerging from a preliminary test performed on desulphurized tailings showed very low sulphur content of 0.071% (compared to a mean 1.08% within ore) so that it is well-below the 0.3% threshold used to classify them as acidogenic. Arsenic content are also low (2.1 mg/kg compared to a mean 4,783 mg/kg within ore). Lixiviation tests (TCLP 1311 and SPLP 1312) also indicate that tailings will not represent a risk for the environment. Therefore, based on this evidence, managing desulphurized tailings will not require any specific protection measures.

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Source: Directive 019 for the mining industry - April 2005

Figure 20.2: Criteria for Determining Leak-Proofing Measures to be Applied to Tailings Accumulation Areas

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Two options were studied for treating ore from the Joanna property. The first option was to undertake sulphur flotation at the Joanna property and treat sulphide concentrates in another property with the required facilities. The second option was full ore treatment on the Joanna property and tailings disposal in two separate tailing sites, one for sulphurized tailings and another for de-sulphurized tailings. The first option was chosen by Aurizon Mines Ltd. This option has the advantage that only the de-sulphurized tailings (and hence not environmentally unfriendly) will be managed on the property, which is more inline with the social aspect of the project and makes it easier to obtain environmental permits. Arsenopyrite rich concentrate will be transported to the mining site of Casa Berardi. The mine site has an arsenic problem and also uses cyanide for ore processing. The issues are similar. Special attention will be paid to how the concentrate is transported to ensure it does not contaminate the environment along the route.

The main features of the site selected are:

➢ Approximate capacity	17.4 Mm³
➢ Surface area	2.3 km²
➢ Maximum height of the dikes	17 m
➢ Length of dikes	4,100 m
➢ Slope of the initial dikes*	1V :2.5H
➢ Slope of the additional dikes (upstream construction method)*	1V :3H
➢ Volume of dikes to be built (upstream construction method)	955,000 Mm³
➢ Crest width of dikes	6 m
➢ Freeboard	1.0 m

* Dike slope will be confirmed by geotechnical studies based on soil bearing capacity and if the upstream construction method can be used.

Given that the desulphurized tailings should not present an environmental risk, the tailings pond will be built in stages based on the upstream method and using tailings to raise the embankments. Thus, only the initial stage of construction (for about 2 years) requires borrowed materials. This method has the advantage of requiring a smaller dike volume. The tailings pond will be built in four periods, namely years 0, 2, 4, and 6 of the project based on the following scenarios:

Operating Year	Volumes of dikes to be built (m3)	Capacity of the tailings pond (Mm3)
0	380,000	4.5
2	220,000	9.0
4	175,000	13.7
6	180,000	17.4

The geotechnical characteristics of tailings will be evaluated as part of the Feasibility Study to validate their utilization as dike building materials and the possibility of raising dikes using the upstream construction method.

Figure 20.3 shows tailing capacity according to dike height.

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Figure 20.3: Capacity of the Tailings Pond According to Dike Elevation

20.1.5.2 Impact on the Tailings Pond at the Casa-Berardi Mine

The concentrate of gold, arsenic, and sulphur to be produced by ore flotation at the Joanna property will be trucked to the Casa-Berardi mine and treated using the Albion Process. The cyanide will be destroyed directly at the concentrator to reduce the cyanide content to less than 20 ppm at the tailings pond entrance. However, tailings should have characteristics of high-risk tailings under Directive 019 in terms of arsenic content. These tailings will then be stored in a separate cell that meets criteria seal Level B of Directive 019. For purposes of this assessment, and given the nature of soils at the Casa Berardi mine, the cell will be located on clay with a thickness of at least 6 meters; the bottom and walls will be protected by a synthetic membrane sealing.

Concentrate intake is estimated at 360 tpd. Furthermore, due to the oxygen (O2) in the Albion Process, which partially oxidizes the sulphur and arsenic, tailings quantities to be managed will be larger, about 390 tpd. Considering that the process will operate 350 days per year over a period of 8 years, the amount of tailings disposal is estimated at 1.1 Mt. At a density estimated at 1.2 t/m³, this represents a volume of 0.9 Mm³.

In order to optimize the space requirements and reduce the need for building materials, the cell will be square-shaped and would possibly be adjacent to an existing dike.

The main characteristics of the tailings are:

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➢ Approximate tailings capacity	0.9 Mm³
➢ Surface area of the tailings pond	118,000 m²
➢ Maximal height of dikes	10.5 m
➢ Dike volume	510,000 m3
➢ Inside slope of dikes*	1V :3.0 H
➢ Outside slope of dikes*	1V :2.5 H
➢ Crest width of dikes	6 m
➢ Freeboard	1.0 m
*Dike’s slope will be confirmed by geotechnical studies according to soil bearing capacity and geomembrane characteristics.

Surplus water from the tailings pond will be pumped and managed via the “tailings pond/mine water basin” system already in place at Casa Berardi mine. With a storage capacity of approximately 0.9 Mm3, a volume of 510,000 m3 of dikes will be required. In order to reduce initial construction costs, it is suggested to construct the tailings pond step by step. This will be done during years 0, 2, 4, and 6 of the project, as described in the following scenarios:

Operating Year	Volume of dikes to be build (m3)	Waterproofing and protection (m2)	Capacity of the tailings pond (m3)
0	64,500	91,200	206,800
2	109,400	9,900	436,000
4	162,700	10,500	688,200
6	173,400	8,100	907,400

Since tailings are considered as a risk for the environment, they cannot be used to build dams. Moreover, the upstream construction method cannot be considered to reduce the volume of the dikes.

Costs associated with the tailings pond could possibly be optimized by increasing dike slope. Geotechnical studies will however have to be performed in order to make sure this option is feasible. Costs could also be reduced by excavating the bottom of the tailings pond and using those materials to design the tailings pond.

20.1.6 Considerations for Transportation of the Concentrate

The processing of 8,500 t/day of ore at the Joanna mining site will produce about 360 t/day of concentrate to be transported by truck to the Casa Berardi mine for cyanidation processing. As this concentrate is rich in sulphur and arsenic, special attention should be paid to transportation of the concentrate to avoid environmental contamination. Indeed, truck transportation of the concentrate will involve several trucks per day over a period of approximately 8 years. Any loss, even small, can cause long-term contamination of the environment along the route.

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To this end, the following recommendations are made:

➢	Validate actual sulphur and arsenic content of the concentrate;
➢	Analyze the contamination risks along the route;
➢	Study the possibility of using trucks with water-tight boxes (tanker, closed container, etc.);
➢	Verify regulations applicable to this type of transport;
➢	Study the option of installing truck washing stations at Joanna and Casa Berardi;
➢	Verify compliance with global development principles of Aurizon Mines Ltd.

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20.1.7 Noise Impact

The main sources of noise pollution will be the movement of heavy machinery during transportation of ore, waste rocks or overburden to respective piles as well as drilling, blasting and machining at the site. However, given the site’s proximity to an airport and provincial Highway 117, it is unlikely that activities can have a significant impact with regard to noise levels. Note that for this purpose, along Highway 117 between McWatters and Joannès sector, the annual average daily flow is estimated, according to the Department of Transportation in 2006 at 4,200 vehicles and 593 trucks.

Under Directive 019, the noise level of a new mining project must be less at any time and any assessment point than the higher of the following sound levels:

➢	The maximal sound level permitted according to the zoning category;
➢	The sound level equivalent to the ambient level measured at the noise assessment point with no mining operations in progress.

A noise study will be conducted to measure the environment’s sound level and assess the noise level that will be generated by mining activities. Depending on circumstances, various measures could be implemented to reduce noise, in particular soundproof screening.

20.1.8 Impact of Vibrations

Vibration will be caused during blasting. A monitoring program at fixed intervals should be established to ensure these vibrations do not cause damage to rail facilities and increase risks to travelling on them. The airport authority will in turn be informed of the blasting schedule. Under Directive 019, for an open-pit, where the impact point is less than 1 mile, the maximum allowable speed of ground vibration due to blasting operations at the point of impact is 12.7 mm/s.

20.1.9 Impact of Dust

The mining operations and tailings could generate dust. As the prevailing winds are mostly north-west, the dust should not cause damage to electricity transmission lines to the north and the airport facility located south and west. However, prevailing winds could cause dust contribution to the biodiversity reserve of lakes, Vaudray and Joannès. The use of dust suppressants on roads should limit dust intake. Made of coarse material, the waste rock piles are unlikely to erode in the wind. Finally, the tailings pond will be kept wet by a continual supply of pulp so it should not be a major source of dust.

20.1.10 Visual Impact

Infrastructure, waste rock piles, ore piles and the tailings pond were designed to harmonize with the surrounding topography. Preliminary visual modeling at the site suggests that operations and the accumulation areas will not be visible from Highway 117. However, given the air corridor overlooking the study site, the operations will be visible from the air.

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A visual simulation study should nonetheless be carried out as part of the environmental impact study to obtain environmental permits.

20.1.11 Impact of Loose Rocks

Following preliminary discussions with the general manager of Rouyn-Noranda airport, projects around the perimeter of the airport must get through a verification process with the airport authority to gain knowledge of the projected impacts. Furthermore, some operating procedures must be followed by the mining company for mining projects. Thus, blasting hours shall be specified in writing to the airport authority. Finally, planes begin their descent to the ground within a radius of about 13 km around the airport property.

With regard to the railroad, a monitoring program at fixed intervals should be established to ensure that loose rocks do not cause damage to rail facilities and increase risk to traffic on the rails. The blasting schedule will be adjusted in line with rail traffic to avoid blasting when a train passes.

20.1.12 Climate Impact – Greenhouse Gases

The impacts of the Joanna gold project in terms of greenhouse gas emissions are not easily quantifiable. These impacts will nonetheless be further analyzed during the environmental and social impact study required at the provincial level. However, it is certain that the movement of heavy machinery, logging activities, the destruction of peatlands located on the sites selected for the pit, and the tailings ponds, as well as any other operation involving the combustion of fuels, are activities having a negative impact on the balance of greenhouse gas emissions.

However, special attention will be paid at each stage of the project to limit the scale of these impacts. Thus, the organic material constituting the bog perpendicular to the pit will be buried in the mineral thus avoiding decomposition and CO2 production. The organic matter in the pond will be covered with tailings thus storing carbon. Pond restoration will use tree species naturally growing in the area which store carbon more quickly than moss and sphagnum bogs. The use of heavy equipment and fuel will be limited to the minimum required. The deforested areas will be limited to areas necessary for successful project implementation and in this context, the limits should be clearly defined on the ground. Alternatives in terms of energy sources could be studied in order to reduce greenhouse gas emissions. For example, buildings such as offices could be built using wood instead of other less sustainable materials.

20.1.13 Surveillance Program during Construction and Operation Phases

A surveillance program, which includes monitoring plans, will be developed to monitor environmental performance according to internal objectives and regulatory requirements. The specific objectives are to monitor process emissions and effluents from industrial and mining activities and to monitor environmental conditions and compare with baseline conditions to identify trends or impacts that could be the results of natural events or project activities.

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According to the federal and provincial requirements, the following aspects have to be monitored during the construction and/or operation phases:

➢	Water quality;
➢	Final effluent;
➢	Groundwater;
➢	Geotechnical investigations (tailings pond);
➢	Fish population;
➢	Benthic invertebrate communities and;
➢	Sediment quality.

Quality assurance and quality control (QA/QC) measures will be implemented to ensure accuracy of data and results during each of the monitoring programs.

In addition to monitoring required by regulation, the following activities should be in place:

➢	Monitoring esker water (volume and quality);
➢	Monitoring water levels and the quality of groundwater along Highway 117 between the esker and the former Heva mining property using observation wells;
➢	Monitoring noise levels;
➢	Monitoring dust fall-out;
➢	Monitoring vibrations during mine blasting operation.

20.1.14 Environmental Monitoring Committee

An environmental monitoring committee will be formed to monitor the environmental protection objectives set for the Joanna project. This committee will provide a forum for dialogue and to share knowledge and values to be put forward as well as proposals on the project.

The committee will be made up of representatives of Aurizon Mines Ltd., citizens, environmental experts and other stakeholder who may join as needed for discussions.

20.2 Stakeholders Participation and Survey Considerations

20.2.1 Stakeholders Engagement Approach

20.2.1.1 Community Participation – Listen, Understand and Integrate

The objective of the public participation approach initiated in May 2009 was to listen, understand, and integrate the reflections of participants throughout the preparation of the PFS in a manner that is transparent and representative. The goal of the participation was also to include in its process numerous community participants whose interests cover various areas of global development. The participation process consisted of four steps:

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1.	Identification of the participants and presentation of the project. Thirty-five (35) stakeholders ‘’one-to-one’’ meetings were held (see Appendix D);
2.	Identification of specific and main issues;
3.
Five scenario workshops to foster informed discussion and ethical dialog on the identified issues, including the handing over of informative documents and a site visit. 175 comments were received and integrated within five (5) recommendations included in the PFS;

4.
A plenary session to discuss the integration of the reflections expressed, and to present the preliminary conclusions of the Pre-Feasibility Study. The objective of the participation was also to include in its process numerous community participants whose interests cover various areas of global development.

In order to keep the population of Abitibi-Témiscamingue informed, the community engagement process and achievement of the strategic steps were described in three (3) television and radio vignettes. At all times, an e-mail address was available to gather questions and comments from the community.

20.2.1.2 Information Meetings and Invitation to Participate to Identified Stakeholders

The goal of the first step was to present the community engagement approach to various stakeholders, validate the process strategy, and optimize this strategy according to the interests involved. The inclusive nature of the engagement process was intended to bring together the many community stakeholders with economic, technical, environmental and social interests.

Between May 11 and September 24, 2009, thirty-five (35) individual consultations were held between Aurizon Mines Ltd. and the various stakeholders. During the consultations, emphasis was placed on presenting the project under review, including the technical, economic, environmental and social risks identified to date, as well as the proposed engagement approach. The exchanges resulting from these consultations led to the inclusion of certain additional stakeholders and the development of participation-oriented workshops.

20.2.1.3 Public Meeting

A public meeting was organized on September 21, 2009, at the McWatters Municipal Centre. The meeting’s target audience consisted of fifty-five (55) residents, whose property is located within a radius of five (5) kilometres of the project. The fourteen (14) permanent and seasonal residents of Lake Bousquet, having indicated an interest in being informed about the project, were also invited to the meeting. In all, thirty (30) residents attended the meeting and shared their thoughts and concerns about the project development. The concerns related primarily to groundwater quality and the loss of quality of life that could result from the vibrations, noise, increased road traffic, and dust. The loss in value of adjacent land was also the subject of a number of comments by the residents.

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20.2.1.4 Dialog Workshops

Between September 28 and October 2, 2009, five (5) workshops were organized by Aurizon Mines Ltd. in order to foster an enlightened discussion and ethical dialogue on the issues identified during the individual consultations and the public meeting. Through the interaction of stakeholders within a group dynamic, an exchange took place on values, personal reflections, as well as scientific, historical, and cultural knowledge. The following subjects were discussed during the workshops:

➢	Resource extraction methods that are economically cost-effective and also ensure environmental sustainability and the capacity of the social environment to support the project;
➢	Options and gains associated with positioning of the surface infrastructures that integrates biodiversity and site-specific environmental aspects;
➢	The possibility of reconciling local and global scales in managing environmental aspects;
➢	The future vocation of the site and innovative preventive restoration methods;
➢	The establishment of a multi-stakeholder committee for the controlled management of technical risks associated with economic, environmental, and social aspects.

Given the specific nature of the subjects discussed, the availability of accessible and relevant information was essential for the stakeholders to participate effectively in the workshops. The information documents on the technical and governance issues addressed were distributed to the participants four (4) weeks before the workshops were held. In addition, a site visit organized by Aurizon Mines Ltd. enabled the participants to visualize the concepts being presented.

The first part of the workshops was devoted to sharing knowledge and capacity building about the various fields being addressed. In relation to the topics discussed, technical experts were invited to clarify particular data. The workshop participants also had the opportunity to benefit from knowledgeable perspectives on the issues that were the focus of discussions during the second part of the workshops.

Community interests were presented during the workshops by representatives. Participation in the dialog workshops remained constant, with between 16 and 21 participants. Each workshop was attended by stakeholders from the entire spectrum of the project development.

20.2.1.5 Development of Recommendations and Plenary Session

Through the first three (3) steps of the community engagement process, we were able to gather more than 175 comments and proposals formulated as recommendation frameworks addressing the project feasibility (see Appendix D).

The presentation of the Pre-Feasibility Study conclusions to the stakeholders took place before the final submission of the study, during a plenary session on November 30, 2009. The purpose of the public meeting, which was informal in nature, was to inform all the stakeholders about the consultation results. The recommendations included in the Pre-Feasibility Study and addressing the project feasibility were presented through dialogue and interactions between the stakeholders, within a broader group dynamic.

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20.2.2 Stakeholders Recommendations

The following paragraphs present the main points of the recommendations that were formulated.

20.2.2.1 Local and Global Environmental Issues

Although the Pre-Feasibility Study tends to favor the off-site option, the Feasibility Study must determine whether the analysis of the social, environmental and economic costs and benefits justifies the location chosen for the handling of concentrate and tailings disposal, and must assess whether, based on the “overall” costs, the on-site treatment and  disposal option should be selected instead.

20.2.2.2 Groundwater Resource Protection

The project Feasibility Study must confirm for the Ministère du Développement Durable de l’Environnement et des Parcs du Québec that it will be possible to compensate for wetland loss by characterizing the esker located at Vaudray-Joannès Lakes, that the knowledge that is acquired will be harnessed, and that groundwater resources will be protected. Knowledge acquisition and raising the awareness of the population must be based on a collaborative approach with community organizations.

20.2.2.3 Operations that Reflect Tomorrow’s Values

The Feasibility Study must be based on risk assessment tools and, when applicable, simulations that provide a knowledgeable perspective of the effects on health and safety, environmental receptors, infrastructures, and quality of life. In addition, the cumulative aspect of the overall risks must be evaluated in the Feasibility study in order to determine mitigation strategies and the necessary monitoring of controlled management.

20.2.2.4 Optimization of Restoration Scenarios

The project feasibility must validate, with specialized organizations, the possibility of integrating biodiversity corridor maintenance in the restoration plan. The plan must be developed based on an ecosystemic approach, with the aim of minimizing and gradually reducing the footprint, while at the same time meeting the needs of land users.

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20.2.2.5 Resource Management that is Responsive to Community Needs

Aurizon Mines Ltd. is responsible for ensuring resource management that is responsive to community needs, and one of the ways it must do this is by maintaining an engagement approach to the strategic steps of the project. That is, by holding specific meetings for feasibility and environmental impact assessment studies, during which the chosen options will be evaluated based on the priority of the issues.

Aurizon Mines, in collaboration with the stakeholders, must form a multi-stakeholder committee for monitoring technical issues; the members, duties and funding will be defined with the community.

Aurizon Mines must remain responsive to the residents and ensure that the establishment of an independent committee, with the goal of monitoring the project’s development, follows the community recommendations.

20.3 Site Restoration Plan

20.3.1 Mine and Facilities Closure Plan

The Mining Act (L.R.Q., C. M-13.1) is another important piece of provincial legislation concerning the management of mining activities in the Province of Quebec.

“The object of this Act is to promote prospecting, mineral exploration; development and operation of underground reservoirs, taking into account other possible uses of the land in the territory”(s.17).

Section 232.1 of the Act states that:

“Land rehabilitation and restoration work must be carried out, in accordance with the plan approved by the Minister. The obligation shall subsist until the work is completed or until a certificate is issued by the Minister under Section 232.10.”

The land rehabilitation and restoration work to be conducted must be planned and approved by the MRNF (Department of Natural Resources and Wildlife). Indeed, according to Section 232.2 of the Act: “Every person to whom Section 232.1 applies must submit a rehabilitation and restoration plan to the Minister for approval before commencing mining activities.”

Hence, as part of the project, a rehabilitation plan will have to be prepared (and approved by the MRNF). The rehabilitation and restoration plan should be elaborated in accordance with the provincial Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements (MRNF and MDDEP, 1997) which provides the proponents with the rehabilitation requirements. The financial feasibility of the project will have to take into account the costs of all the work needed for the rehabilitation of the mining site.

The focus of the rehabilitation work will be to restore the site to a satisfactory condition by:

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1.	Eliminating unacceptable health hazards and ensuring public safety;
2.	Limiting the production and circulation of substances that could damage the receiving environment, and in the long term, trying to eliminate maintenance and monitoring;
3.	Restoring the site to a condition in which it is visually acceptable to the community and;
4.	Reclaiming the areas where infrastructure are located (excluding accumulation areas) for future use.

According to the Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements, all areas affected by mining activities (building sites, tailings pond, waste rock piles, etc.) must be re-vegetated to control erosion and restore the site to its natural condition.

Moreover, the Quebec Mineral Strategy, published June 29, 2009, provides additional resources to ensure mining site restoration. Thus, it is proposed that the coverage of costs under the restoration plan pass from 70% to 100%. The scope of the financial guarantee should also be expanded to include more than the accumulation areas. The timetable for deposit of the caution payment should also be revised to accelerate the payment.

In addition, the Mineral Strategy states that restoration plans for mining sites should be included in filings made by a mining promoter of a mining project before holding BAPE hearings or public consultations. Thus, the restoration plan should be prepared together with the environmental impact study and be part of the file submitted for consultation.

The rehabilitation concept for the current project is described below in lines with the requirements set out in the Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements and current legislation.

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20.3.2 Restoration and Remediation

20.3.2.1 Buildings and Infrastructures

The walls of the buildings will be raised and the foundations covered with overburden material and then re-vegetated. Surface infrastructures will be removed. All underground services (power lines, pipelines, water and sewer pipes, etc.) shall remain in place since they are unlikely to cause any environmental damage. Openings and access to such pipelines, however, shall be sealed. The resale of the metals and equipment on the second-hand market will compensate the costs of demolishing so that a non-cost is considered for this activity.

20.3.2.2 Zones Disrupted by Mining Activities

Areas other than the accumulation areas earmarked for mining activities will be covered with a layer of 15 cm of overburden and then re-vegetated. For purposes of this assessment, an area of 20 ha has been considered.

20.3.2.3 Characterization Study

The Land Protection and Rehabilitation Regulation, which came into force on March 27, 2003, applies several provisions concerning land protection in the new Section IV.2.1 of the Environmental Quality Act. The term land also includes groundwater and surface waters. The Regulation sets limit values for a range of contaminants, and specifies the categories of targeted commercial or industrial activities. The mining industry is one of the categories governed by the Regulation.

For the mining industry, this generally entails undertaking a site characterization study within six months of the termination of mine operations. In cases where contamination exceeding the criteria set in the Regulation is observed, a rehabilitation plan specifying the environmental protection measures to be undertaken must be submitted to the MDDEP for approval.

Waste rocks and mine tailings are not soils and are not covered by the Regulation. The characterization study will address the areas that are likely to have been contaminated by human activities, specifically the handling of petroleum products.

20.3.2.4 Open-Pit

Surface exploitation of materials is very common in Quebec. Thus, many open-pits can be found scattered everywhere and especially near populated places, having been created while extracting materials or ore. Unlike quarries that are essentially exploited on rock outcrops, ore deposits are located below the soil surface in such a way that groundwater fills up the pit. Thus, in several open-pit mines, the water rises up to the overburden; this is particularly true when the overburden is thick as in the area of the Joanna pit.

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Therefore, when mining activities stop, the pit will gradually fill up to its equilibrium level given the fact that rainfall and groundwater will provide sufficient amount of water. The slope in the deposit will have been set out safely from the beginning in order to avoid any risk for workers. No special work to this effect will be required once mining activities stop.

Access roads to the pit will be closed permanently by building two-meter high embankments along with an equivalent crest line using blocks of waste rocks. A ditch two meters wide and one meter deep will be excavated in front of the embankment.

Pit rehabilitation will have to be realized according to local users’ interests. For example, the pit could be turned into a fish habitat. Indeed, the type of water body formed by the pit will be relatively deep and located on rocks that are quite rare in Abitibi, thus providing a habitat for fish other than those living in warm and turbid waters such as pike and walleye. Sports species such as lake trout, a common species at the regional level, could be introduced. Spawning grounds could be fitted with waste rocks on various levels according to fish species development. When needed, discussions should be undertaken with relevant authorities (MRNF, MDDEP and Environment Canada), environmental groups and research centers who could take part in developing the pit for fish habitat.

The water flowing along the railway will be redirected to the pit, allowing for a quicker fill up of the pit and providing regular inputs, subsequently improving the pit’s capacity to become a fish habitat. Part of the Stitchman Creek’s high-water flow could be channelled towards the pit to enable a quicker fill-up. Since water bodies attract birds, the option of creating a lake over the entire area covered by the pit would have to be integrated in the Rouyn-Noranda airport’s wildlife management plan.

20.3.2.5 Overburden

The stored material will be used to restore the tailings pond and the waste rock piles.

20.3.2.6 Waste Rock Piles

Two waste rock piles will be built on site; one waste stockpile containing low sulphur and arsenic content and another waste stockpile that may leach arsenic. The waste rock piles will be planned so as to promote re-vegetation, that is, with berms and a gentler slope than the natural slope on a rock pile, in compliance with MRNF safety criteria. No rock pile stability work will therefore be required. The restoration plan should be reviewed and approved by the authorities at Rouyn-Noranda airport. In fact, given the proximity of the airport and runway position, there may be restrictions on the maximal height of trees that may grow on the piles.

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The waste rock pile with low sulphur and arsenic content does not present a particular risk to the environment as will be demonstrated by monitoring water quality running off that pile. The restoration will involve covering the waste rock pile with a layer of about 40 cm of overburden as a substratum for re-vegetation and seeding plant species and self-sustaining nutrients.

The leachable waste rock pile may leach arsenic. The pile will be covered with a layer of clay 1.2 m thick (monolayer system) to halt the oxidation process, and then be re-vegetated. The area to be covered is estimated at 20 hectares which will require 240,000 m³ of material.

20.3.2.7 Flotation Pond (Joanna)

Stability

No intervention will be required with regard to ensuring the stability of the tailings pond dikes. These dikes will be designed in compliance with MRNF criteria. Furthermore, the water level in the pond will be lowered by at least 2 m, which will decrease pressure on the dikes.

Drainage Principle

A weir will be built in the tailings pond dike. It will be two meters below the operating level of the pond, and will be designed for a one-in-a-1,000-year flood. The sides of the weir will have a 1V:3H slope. The bottom will be lined with a geotextile membrane, protected with riprap. A ditch will be built inside the site to lower the water level and drain water. This ditch will be protected by a geotextile membrane and riprap. Given the bird hazard, it is important to reduce the areas covered by water in the long term.

Re-vegetation

Given that tailings will not pose particular risks to the environment, restoration of the tailings pond will be simple. This will involve covering the tailings with a 15 cm layer of overburden and re-vegetation through the addition of seeds of self-sufficient plants and nutrients. Some tree species will be planted later.

Given their characteristics, the tailings could be re-vegetated directly without covering them with a layer of 15 cm of overburden. This would reduce tailing restoration costs by $2 M. It is recommended to evaluate the agronomic characteristics of tailings as soon as possible.

20.3.2.8 Albion Pond (Casa Berardi)

Given that tailings from the Albion Process are considered as high risk according to Directive 019, rehabilitation should help eliminate the oxidation and arsenic release process. Hence, the tailings pond will be covered by two synthetic and water-tight membranes on top to be covered by a 60 cm thick layer of draining sand. The whole thing will be covered with 15 cm of deposits and then re-vegetated.

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Ni43-101 Technical Report - Mineral Resources Estimate - Joanna Gold Property

20.3.2.9 Environmental Monitoring

Water Quality Monitoring

Monitoring tailings pond effluent and groundwater quality (three sampling stations) will be undertaken twice yearly (spring and fall) for five years following completion of the rehabilitation work. Monitoring done during mine operations will have already shown no environmental impact.

Agronomic Monitoring

Agronomic monitoring will be undertaken once the tailings pond and waste rock piles will have been re-vegetated. This monitoring, to be done annually for five years following completion of the re-vegetation work, will consist of an evaluation in a few sample plots.

20.3.2.10 Financial Guarantee

Given the Quebec Mineral Strategy, the financial guarantee is deemed to cover 100% of restoration costs. The guarantee payment terms are not yet known but payments should be accelerated so that the whole guarantee is paid well before activity stops. For the current assessment, it is considered that the guarantee will be paid in three equal payments of $5.33 M in Year 0, 3 and 5 of the project for a total of $16 M. (see section 18.11.4.3).

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21- Capital and Operating Costs

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

21.1 Capital Cost Estimation

21.1.1 Basis of Estimate and Assumptions

Project capital costs are estimated in two components; direct costs and indirect costs. Direct costs comprise items such as equipment, buildings, infrastructure and their installation. Indirect costs comprise costs related to support of construction such as detailed engineering, EPCM services, owner’s costs and other such costs. Capital costs were estimated for the mine, processing plants (for both Joanna site and Casa Berardi site) as well as for related site infrastructure. Tailings management costs were developed by Roche and are treated independently in the financial analysis.

The following assumptions were made for estimating capital costs:

➢	The expected accuracy range of the capital cost estimates for this Pre-Feasibility Study (PFS) is ± 25%;
➢	Currencies are expressed in C$. Unless stated otherwise, all costs in this report are stated in Q1-Q2 2009 C$;
➢	Currency exchange rate is 1.1 Canadian dollars for 1 United States dollar;
➢
The capital costs of the major process equipment were first estimated based on vendor budget quotations for the given equipment. The Marshall & Swift Equipment Cost Index for mining and milling was used to index equipment cost estimates to Q1 2009 prices. To estimate the cost of equipment of a given capacity or size when the price of a larger or smaller, but similar item is already known, a cost index factor to the power of 0.7 was used as shown below:

➢	Secondary process equipment costs were estimated by either using cost data from standard estimating manuals or BBA in-house cost data from recent or current projects;
➢	Freight costs were assumed at 5% of major (new) equipment costs;
➢	License fees for the Albion Process are included in operating costs and no portion was allocated to capital costs;
➢	The working capital would be financed by the company’s internal cash flow.

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21.1.1.1 Quantity Estimate methodology

Table 21.1 shows how each commodity was estimated. A higher percentage value for engineering estimate implies a better overall estimate accuracy. A ratio estimate implies an estimate based on a percentage of a reference value (such as equipment cost, direct cost, etc.). Estimating implies an estimate done by an experienced estimator based on experience, past projects or on compiled databases.

Table 21.1: Commodity Estimation

Commodity	QTY	UoM	Engineering	Ratio	Estimating	Total
				(Note 1)	(Note 2)
Site Work		M3	5%		95%	100%
Pile Foundation		M	5%		95%	100%
Concrete		M3	5%		95%	100%
Structural Steel		MT	5%		95%	100%
Architectural		M2	5%		95%	100%
Mechanical Major Equipment		unit	70%	20%	10%	100%
Mechanical Plate Work		unit	40%	40%	20%	100%
Mechanical HVAC		Lot		100%		100%
Process Piping Large Bore		M	20%		80%	100%
Remaining Piping		M		100%		100%
Electrical Major Equipment		unit	40%	10%	50%	100%
Electrical Bulk Equipment		M	5%		95%	100%
Instrumentation		Lot	5%	95%		100%

Note 1: Ratio means % of
Note 2: Estimating ≠ measuring

Commodities and areas were estimated on the following basis of estimate:

Earthwork for Joanna site:

Earthwork quantities were estimated (not measured) from preliminary plant layout and based on the following assumptions:

➢	Topography assumption: mostly flat (peat moss, muskeg, etc.);
➢	Deforestation assumption : 20 % of the total surface;
➢	Geotechnical assumptions: based on geotechnical survey available at this point in time (Geotechnical Report by Géolab Inc. File: 07.02.221G, dated April 2007):
o	Peat moss thickness : average 2 meter thick everywhere;
o	Excavated top soil to be stockpiled (including peat moss);
o	Poor soil quality:
▪	average 12 meters of thickness overlying solid rock:
•	Pile foundations required everywhere;
•	Geo-Tex fabrics and permanent pads (average 1 m thick) of structural backfill (competent and inert) required everywhere;
•	Peripheral ditches & pumping required.
o	Plant peripheral fencing required;

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Earthwork for Casa Berardi site:

Assumed construction will be on a cleared and prepared site within existing facility leveled area;
No pile assumed – good soil quality.

Concrete:

Concrete quantities were estimated based on similar and recently undertaken projects.

➢	Concrete to be supplied by local supplier (no batch plant will be installed on site);
➢	Typical assemblies were used for:
o	Embedded steel parts (Anchors bolts, Nelson stud etc.) are included in each m3;
o	Reinforcing bar average of 75 kg/m3 included;
o	Lean concrete;
o	Building foundations (pile caps and columns);
o	Perimeter walls (non structural);
o	Perimeter walls (structural);
o	Slab on grade;
o	Structural slab;
o	Elevated slab (steel deck);
o	Large equipment foundations.

Structural steel:

Structural steel quantities were estimated based on building layout.

Average of 10 kg/m3 in the concentrator grinding area for the main structure (including platform & stairs);
Average of 8 kg/m3 in the concentrator remaining areas for the main structure (including platform & stairs);
Steel deck and grating per m2;
Building pipe racks : 5% of the main structure;
Leach, CIP and thickeners pipe/tray racks based on similar project.

Architectural:

Architectural quantities were estimated based on building layout.

➢	Roofing m2;
➢	Exterior siding m2;
➢	Concrete blocks m2;
➢	Composite walls (Gypsum) m2.

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Mechanical major equipment:

A detailed mechanical equipment list was developed with capacities, estimated weights and sizing.

Mechanical plate work:

A detailed mechanical equipment list (including plate work) was developed with sizing, estimated weights and lining requirements.

Mechanical HVAC:

Mechanical HVAC quantities were estimated by m3 based on similar building layout.

Piping:

Process large bore piping quantities were estimated based on flowsheet/General Arrangement;
Process small bore and services piping quantities were estimated by ratio (% of large bore) based on similar works or historical data;
Building piping quantities were estimated by ratio (% total process) based on similar works or historical data;
Fire protection was estimated based on similar projects.

Electrical major equipment and bulk material:

➢	A detailed electrical equipment list was developed with capacities and sizing;
➢	Major power cabling was estimated based on layout, mechanical & electrical major equipment lists;
➢	Minor cabling as services were estimated by ratio (%), ceiling surfaces based on similar works or historical data;
➢	Systems such as fire detection: a provision for fire detection systems, equipment and cabling.

Automation:

Automation was estimated by ratio (%) related to the major mechanical equipment (supply & installation).

21.1.1.2 Infrastructure

Joanna site infrastructure capital cost estimates were based on the following assumptions:

➢	Mine equipment garage is of a light structure design (Megadome);
➢	Fresh water will be supplied from underground wells or from mine dewatering;
➢	No overhead crane. Replaced by a hydraulic crane truck mounted (used or shared with mine) – 75t;
➢	Garage office and dry – pre-fabricated trailer.

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Infrastructure costs include costs for the mine garage, general plant infrastructure and tailings infrastructure. Tailings infrastructure includes only the above ground pumping system and excludes costs related to construction of the tailings pond.

21.1.1.3 Labour and Installation Estimates

Manual labour rates (crew rates) were developed by the Quebec Construction Labour Agreement and came into effect in May 2009. Project construction is based on the project management approach. All-in rates are based on a 40-hour workweek and 2.5 hours of overtime unscheduled, including fringes, contractor, distributable cost (small tools, consumables, non-manual staff, overhead and profit) and construction equipment. The costs of travel and subsistence are included with a local work force ratio of 75%.

21.1.1.4 Indirect Cost Estimates

For the purpose of this Pre-Feasibility Study (PFS), indirect costs are factored as a percentage of direct costs based on past projects of similar scope. The following factors were used for estimating indirect costs:

➢	Detailed engineering – 2%;
➢	EPCM – 10%;
➢	Owner’s costs – 3%;
➢	No temporary site installation was considered.

Indirect cost of 0% was estimated for mine mobile equipment.

21.1.1.5 Contingency

For the purpose of this Pre-Feasibility Study (PFS), contingency allowance of 13% of all direct and indirect costs was estimated for the project. Contingency has been provided to cover items which are included in the Scope of Work described in this report, but cannot be more accurately defined due to lack of detailed design information. Contingency is not intended to cover items such as major scope changes or price escalation. When budget prices were obtained from vendors, contingency was considered to be lower than when prices or costs were estimated. Budgetary pricing from vendors were obtained for major equipment.

Contingency allowance of 0% was estimated for mine mobile equipment.

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21.1.2 Mine Capital Cost Estimate

21.1.2.1 Mining Equipment

The capital costs of major mine equipment, wheel dozer and backhoe excavator, are based on budgeted price list submitted by equipment suppliers in Q3-2009. The mine equipment capital costs on other support equipment, on light vehicles and on miscellaneous equipment are based on internal database. The total initial mine equipment capital cost amounts to $17.5 M.

In order to reduce the initial capital cost, it was decided that used mobile equipment will be purchased. BBA therefore applied a 25% reduction on the unit cost of new major mine equipment, wheel dozer, and backhoe excavator.

Considering the projected life of mine of 8 years and 1 year for low grade material reclamation, no mine mobile equipment replacement cost is envisaged for the project.

BBA is in the opinion that, if Aurizon Mines Ltd. envisages new equipment for the project, a leasing contract with a supplier could bring advantages to the project and this option should be considered at the feasibility stage of the project.

21.1.2.12 Mine Pre-Production Cost

The total amount of pre-production overburden and waste material is 4.1 million tonnes and 0.97 million tonnes, respectively. Mine pre-production cost includes equipment operating cost, labor cost, blasting and different mining costs occurring during the pre-production year (Year 0). The initial pre-production cost has been increased to 30% to take into account the low productivity of overburden removal. The total mine pre-production cost is $8.8 M or $1.74/t moved with new equipment and $9.2 M or $1.81/t moved with used equipment.

21.1.3 Processing Plant Capital Cost Estimate

The processing plant capital cost estimate was developed for each site. The capital cost includes direct and indirect costs as well as contingency.

In order to reduce processing plant capital costs, some major process equipment may be purchased used. Some opportunities for used equipment have been identified and BBA believes that such equipment may be acquired at a significant net discount to new equipment prices. The full capital cost estimate for the Project processing plant was first developed based on new equipment cost and was subsequently adjusted by applying a 40% discount (on direct, indirect, and contingency costs) on the following equipment:

➢	SAG mill and ancillary equipment;
➢	Ball mill and ancillary equipment;
➢	Mill liner installation machine;
➢	Gravity concentrator;
➢	Flotation columns;
➢	VPA filter;
➢	Lime storage silo;
➢	Air compressors;
➢	Air blowers.

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This would reduce total capital costs for the process plant by about $12 M.

21.1.3.1 Joanna Site Processing Plant Capital Cost Estimate

A summary of the capital cost for the processing plant at the Joanna site is shown in Table 21.2.

Table 21.2: Joanna Site Plant Capital Costs
CAPITAL COST ESTIMATE						Prep.: LC
						Verif.: AG
Client: Mines Aurizon Ltée.		Title:	Joanna Project Concentrator			Project: 5826005
Type: Budget with contingency of:			Joanna Site			Rev.: 0
	13%					Date: 2009-10-14
DIRECT			Man-Hours	MAT + INSTAL &	EQUIPMENT
COSTS	DESCRIPTION			LABOUR		TOTAL CAD
400	Crushing Area		22,887	$3,988,500	$2,326,900	$6,315,400
500	Ore Storage Area		19,320	$3,352,300	$904,600	$4,256,900
601	Concentrator - Building		151,256	$26,285,400	$3,806,400	$30,091,800
610	Grinding Area		31,396	$4,257,400	$15,911,574	$20,169,000
615	Gravity Concentration Area		4,686	$635,400	$1,919,746	$2,555,100
621	Flotation Area		15,012	$2,035,700	$8,495,210	$10,530,900
651	Plant Electrical and Distribution		5,179	$956,200	$1,355,000	$2,311,200
655	Flotation Thickener and Pumping		6,840	$927,500	$1,634,221	$2,561,700
680	Flotation Reagents Area		1,008	$136,700	$164,500	$301,200
690	Plant Air		650	$88,200	$327,200	$415,400
691	Plant Water		960	$130,200	$293,203	$423,400
800	Main Electrical Substation		11,224	$1,681,800	$1,735,500	$3,417,300
	Freight @ 5 % on Maj equip				$1,943,700	$1,943,700
SUMMARY OF DIRECT COSTS			270,419	$44,475,300	$40,817,800	$85,293,000
INDIRECT
COSTS	DESCRIPTION					TOTAL
100	PRELIMINARY & BASIC ENGINEERING (2%)					$1,700,000
110	EPCM (10%)					$8,500,000
120	OWNER'S COSTS (3%)					$2,600,000
SUMMARY OF INDIRECT COSTS						$12,800,000

SUB-TOTAL - DIRECT AND INDIRECT COSTS						$98,093,000

	AVERAGE CONTINGENCIES:	13%				$12,673,100
TOTAL ESTIMATED COSTS						$110,770,000

The estimated processing plant capital cost presented in the table is based on the purchase of new equipment. If used equipment is purchased, the capital cost for the Joanna site would be reduced by about $12 M. Therefore, the total estimated processing plant capital cost of the Joanna site with used equipment would be $98.9 M. The breakdown is as follows:

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Direct Cost	$76.1 M
Indirect Cost	$11.4 M
Contingency	$11.4 M
Total	$98.9 M

21.1.3.2 Casa Berardi Site Processing Plant Capital Cost Estimate

A summary of the capital cost for the processing plant at the Casa Berardi site is shown inb Table 21.3.

Table 21.3: Casa Berardi Site Plant Capital Costs

CAPITAL COST ESTIMATE						Prep.: LC
						Verif.: AG
Client: Mines Aurizon Ltée.		Title:	Joanna Project Albion Circuit			Project: 5826005
Type: Budget with contingency of:			Casa Berardi Site			Rev.:
	13%					Date: 2009-10-14
DIRECT			Man-Hours	MAT + INSTAL &	EQUIPMENT
COSTS	DESCRIPTION			LABOUR		TOTAL CAD
C	Civil		1,449	$203,081		$203,100
B	Concrete		13,635	$2,186,417		$2,186,400
A	Architectural		3,664	$761,624		$761,600
S	Structural Steel		8,288	$2,426,496		$2,426,500
M	Mechanical		27,107	$3,675,776	$12,372,490	$16,048,300
T	Piping		7,455	$1,237,471		$1,237,500
E	Electrical		8,464	$1,441,027	$916,068	$2,357,100
X	Automation		4,672	$473,764	$630,000	$1,103,800

	Freight @ 5 % on Maj equip				$695,900	$695,900
	SUMMARY OF DIRECT COSTS		74,700	$12,405,700	$14,614,500	$27,020,200
INDIRECT
COSTS	DESCRIPTION					TOTAL
100	PRELIMINARY & BASIC ENGINEERING (2%)					$500,000
110	EPCM (10%)					$2,700,000
120	OWNER'S COSTS (3%)					$800,000
SUMMARY OF INDIRECT COSTS						$4,000,000

SUB-TOTAL - DIRECT AND INDIRECT COSTS						$31,000,000

AVERAGE CONTINGENCIES:		13%				$3,922,300
TOTAL ESTIMATED COSTS						$34,922,300

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21.1.3.3 Joanna Site Infrastructure Capital Cost Estimate

The Joanna site infrastructure capital cost is shown in Table 21.4.

Table 21.4: Joanna Site Infrastructure Capital Cost Estimate

CAPITAL COST ESTIMATE						Prep.: LC
						Verif.: AG
Client: Mines Aurizon Ltée.		Title:	Joanna Site Infrastructure			Project: 5826005
Type: Budget with contingency of:						Rev.:
	15%					Date: 2009-10-14
DIRECT			Man-Hours	MAT + INSTAL &	EQUIPMENT
COSTS	DESCRIPTION			LABOUR		TOTAL CAD
100	Mine Garage		17,265	$4,384,800	$1,031,500	$5,416,300
300	Plant Infrastructure		18,553	$4,826,300		$4,826,300
300	Tailling Infrastructure		5,395	$1,886,500		$1,886,500

	Freight @ 5 % on Maj equip				$51,600	$51,600
SUMMARY OF DIRECT COSTS			41,213	$11,097,600	$1,083,100	$12,180,700
INDIRECT
COSTS	DESCRIPTION					TOTAL
100	PRELIMINARY & BASIC ENGINEERING (2%)					$200,000
110	EPCM (10%)					$1,200,000
120	OWNER'S COSTS (3%)					$400,000
SUMMARY OF INDIRECT COSTS						$1,800,000

SUB-TOTAL - DIRECT AND INDIRECT COSTS						$13,980,700

	AVERAGE CONTINGENCIES:	15%				$2,043,000
TOTAL ESTIMATED COSTS						$16,023,700

21.1.4 Environmental Capital Cost Estimate

21.1.4.1 Tailings Disposal Capital Cost Estimate

Concerning the flotation pond, the tailing site cost of construction is estimated at $9.6 M. Concerning the Albion pond, the tailing site cost is estimated at of $8.1 M. In addition, the recirculation/polishing pond capital costs amount to $1.86 M.

21.1.4.2 Stockpile Management Capital Cost Estimate

The stockpile management capital cost amounts to $0.4 M.

21.1.4.3 Restoration Cost
 The total restoration cost estimate amounts to $16 M (including indirect costs and contingency). The focus of the rehabilitation work will be to restore the site to a satisfactory condition by:

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1.	Eliminating unacceptable health hazards and ensuring public safety;
2.	Limiting the production and circulation of substances that could damage the receiving environment, and in the long term, trying to eliminate maintenance and monitoring;
3.	Restoring the site to a condition in which it is visually acceptable to the community; and
4.	Reclaiming the areas where infrastructure are located (excluding accumulation areas) for future use.

21.2 Operating Cost Estimation

21.2.1 Mining Operating Costs

Mine operating costs were estimated using the list of equipment and manpower requirements presented in the preceding sections of this report. Mining operating costs include the equipment operating cost, the salaries, the cost for blasting and other services. The equipment cost and blasting cost are based on the supplier’s budgeted price and a fuel price of C$0.70 per litre of fuel. Average salaries are based on the 2008 Canadian Mine Salaries and Wages Survey results and/or similar size mining operations and include an average of 30% fringe benefits. Equipment unit operating and maintenance costs were developed from quotations received from supplier cost estimation guides and from experience and personal contacts within the mining industry; other sources of information are from an internal database on similar operation. The blasting cost, including explosives manufacturing, transport, down-the-hole service and the related labour fees, has been estimated at an average of C$0.31 per tonne of ore and C$0.24 per tonne of waste.

The average unit operating cost for the mine over the life of the mine, excluding pre-production year, is C$1.67 per tonne of material mined, using new equipment.

Mining operating costs, excluding pre-production year, are estimated to be C$1.75/t mined, using used equipment. To reflect the increase in maintenance costs for used equipment, a 10% increase has been added to the operating cost of new equipment.

21.2.1.1 Low Grade Material Transportation Cost

In order to prevent arsenic leaching, it was determined in the preceding sections of this report that the stockpiled low grade material will be milled at the end of the production life of the mine. BBA has estimated a cost of C$0.90 per tonne milled for the transportation of the low grade material from the stockpile to the crusher.

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21.2.2 General and Administration Operating Costs

The general and administration costs (GA), including administration, consulting and environmental monitoring, are estimated to be C$0.73 per tonne milled.

21.2.3 Processing Operating Costs

Table 21.5 presents a summary of processing operating costs.

Table 21.5 : Summary of Processing Operating Costs

Operating Cost Area	C$ per tonne milled
Joanna Site
Crushing & Grinding	2.66
Flotation & Gravity	1.28
Thickening & Flotation Tail Disposal	0.22
Manpower	0.79
Maintenance (2.5% of Mech. Equip.)	0.26
Natural Gas	0.15
Subtotal (Joanna Site)	5.36
Casa Berardi Site
Albion	0.96
Cyanidation/CIP Circuit	0.60
Refining & Stripping	0.11
Detox Reagent & CN Tail Disposal	0.23
Manpower	0.20
Maintenance (2.5% of equip. cost)	0.10
Subtotal (Casa Berardi Site)	2.21
Total Operating Cost	7.57

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21.2.3.1 Labour Cost

It is estimated that a total of 42 employees will be required at both the Joanna and Casa Berardi processing sites. This estimation includes the supervision staff as well as operations and maintenance crews. The Joanna and Casa Berardi process plants’ total annual labor costs are estimated at $2.44 million and $0.62 million, respectively. This corresponds to a total of $0.99 per tonne of ore milled.

21.2.3.2 Electric Power Cost

For the purpose of estimating electric power costs, all operating motors have been considered to be loaded at 75% of their rated power except for the crusher, SAG and ball mills where the specific energy requirement per tonne of processed ore have been used based on a transfer size of 1,000 µm. Power requirement for the oxygen plant was specified by the oxygen plant vendor.

The total kW power for all areas was multiplied by the plant operating time per year which corresponds to 8,145 hours at 93% availability. The power unit cost used in this estimate is $0.048 kWh based on the current Hydro-Quebec “L” Rate. The estimated total processing power cost per tonne of ore is $1.57.

21.2.3.3 Consumables and Reagents

Consumable and reagent consumptions and cost per tonne of ore were calculated based on the following assumptions:

➢	Crushing and grinding liners costs and consumptions were obtained and calculated based on Q2-2009 vendor pricing and project experience with similar operations and ore characteristics;
➢
Grinding media costs and consumptions for the SAG and ball mills were based on Q2-2009 vendor pricing for grinding media and an estimated ore abrasion index of 0.3. This is based on the Abrasion index of an ore in the same general area as the Joanna project that had a similar Bond Work Index, as well as Axb and DWi values. Abrasion testing will be required for the Joanna ore in the next phase of testing;

➢	IsaMill grinding media consumption and cost were obtained from the IsaMill supplier and a supplier of ceramic grit media suitable for the IsaMill;
➢
Reagent consumptions were estimated from laboratory test results and assumptions made by BBA in collaboration with Xstrata and SGS. Further testwork on a larger scale will be required to validate and optimize reagent consumption as part of the Feasibility Study for this project;

➢	Reagents consumption for the flotation, cyanide destruction circuit and thickening areas were estimated based on similar process plants;
➢	Reagents prices were obtained from recent vendor price lists;

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➢
Oxygen and sulphuric acid consumptions were based on Xstrata Technology’s simulation model using recent data from Albion testwork recently completed. Based on the testwork, the following assumptions were made:

a.	90% oxidation of arsenopyrite;
b.	10% oxidation of pyrite;
c.	Oxidation of arsenopyrite and pyrite produces elemental sulphur;
d.	29% of the elemental sulphur produced is oxidized to sulphate;
e.
Other oxygen consuming reactions include the oxidation of ferrous sulphate to ferric sulphate and arsenic (iii) to arsenic (v). It was assumed that 20% of the ferrous sulphate and 90% of the arsenic (iii) were converted to ferric sulphate and arsenic (v), respectively.

➢
The acidic Albion Process for the Joanna Hosco ore is a net acid consumer. The acid consuming reactions are the oxidation of arsenopyrite and pyrite, and the conversion of ferrous sulphate to ferric sulphate. The acid generating reactions are the oxidation of elemental sulphur and the precipitation of ferric sulphate and arsenic.

The estimated consumables and reagents cost per tonne of ore, including the cost of oxygen, is $4.43.

21.2.3.4 Oxygen Plant

This cost estimate is based on oxygen supply from a vendor. The vendor would supply, build and operate a 35 tpd VPSA oxygen plant on a long-term lease. The client provides a cleared area as well as foundations, power and services for the plant. The client pays a set monthly fee for a contracted quantity of oxygen.

21.2.3.5 Natural Gas

Natural gas consumption is basically for heating the facilities and building at the Joanna facility. Costs were estimated based on building volume. There is no natural gas for the process.

21.2.3.6 Albion License Fee

Core Resources owns the rights to the Albion technology. There are various formulae that they can offer to clients. For this cost estimate, BBA assumed a formula based on a minimal upfront fee and a charge of C$0.08/t milled based on assumed project profitability.

21.2.3.7 Concentrate Transportation Costs

The cost associated with off-site Albion processing is the transportation cost by truck of the flotation concentrate to Casa Berardi. Transportation costs were developed using a budgetary proposal obtained from a local transportation company using a fuel price of $0.85/l. On average, 400 tpd of wet concentrate at 8% moisture would have to be transported.

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Trucking was estimated at $0.95/t ore milled.

It should be noted that at this pre-feasibility phase transportation costs were developed assuming that no special equipment or precautions will be required. Flotation concentrate from Joanna contains relatively high levels of arsenic and may be categorized as a hazardous material. If this is the case, transportation costs can increase from what was estimated for this study.

21.2.4 Refining

BBA assumed a refining cost of C$5.00 per ounce of gold, based on similar projects.

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22- Economic Analysis

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

The purpose of this section is to assess the economic viability of the proposed mining project for two (2) different cases:

1.	The Base Case scenario is based on the use of all new equipment, e.g. mine mobile equipment and mill equipment, as described in the previous sections;
2.	The optimized scenario has assumed the purchase of used equipment for the mine and mill, also described in the previous sections.

The economic evaluation for the Joanna Hosco project is carried out by the preparation of a discounted cash flow model to which the capital and operating cost estimates as well as the production schedule developed in the mining section are input data. The Internal Rate of Return (IRR) on total investment and the Net Present Value (NPV) resulting from the net cash flow generated by the project have been calculated. The payback period is also indicated as a financial measure. A sensitivity analysis is presented for the optimized economic analysis.

22.1 Basis of Analysis and Assumptions

22.1.1 Project Timing

The economic evaluation is carried out over a total project life of 9.8 years, including 18 months of construction and pre-production, and 9 months of milling the low grade material at the end of the operation.

22.1.2 Project Financing

The economic evaluation assumes that the project will be 100%-equity financed.

22.1.3 Income Tax

The financial evaluation is carried out on a pre-tax basis.

22.1.4 Depreciation

No depreciation rate has been considered since the financial appraisal is on a pre-tax basis.

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22.1.5 Escalation and Inflation

The project financial analysis is carried out using the constant money basis.

22.1.6 Sales Revenue

The financial analysis is based on a gold price of US$825 per ounce of gold and on an exchange rate of C$1.10 per US$1.00. The sales of 887,225 oz of gold, from ore and low grade material, using a recovery of 86.8% at the mill, will generate gross revenue of C$805.2 million.

22.2 Results of Economic Evaluation

22.2.1 Results for the Base Case Economic Analysis (new equipment)

On the basis of the assumptions described above, the Internal Rate of Return (IRR) for the Base Case is 12.42%.

The Net Present Value (NPV) using various discount rates has been computed for the Base Case and the results are given in Table22.1.

Table22.1: NPV for the Base Case Using Various Discount Rates

NPV @ 0%	$127.5 M
NPV @ 5%	$62.8 M
NPV @ 7%	$42.7 M
NPV @ 10%	$17.2 M
NPV @ 12%	$2.8 M

The payback period for the Base Case is 4.3 years from start of production.

22.2.2 Results for the Optimized Scenario Economic Analysis (used equipment)

On the basis of the assumptions described above, the Internal Rate of Return (IRR) for the optimized scenario is 14.37%.

The Net Present Value (NPV) using various discount rates has been computed for the optimized scenario and the results are listed at Table22.2

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Table22.2: NPV for the Optimized Scenario Using Various Discount Rates

NPV @ 0%	$137.9 M
NPV @ 5%	$74.0 M
NPV @ 7%	$54.2 M
NPV @ 10%	$29.0 M
NPV @ 12%	$14.7 M

The payback period for the optimized scenario is 3.9 years from start of production.

22.3 Sensitivity Analysis on the Optimized Scenario

The sensitivity analysis has been produced for the optimized scenario only, e.g., used mine and mill equipment, as presented on previous sections. The four major parameters affecting the net cash flow are price of gold, gold recovery, operating costs and the initial fixed investment. The sensitivity analysis is the process whereby the IRR and NPV are computed from the variations of these input data in the financial model to determine their impact on the project profitability. The data elements are changed independently of one another.

The result of the sensitivity analysis should help to identify and focus on the strategic parameters to improve the overall performance of the project.

The sensitivity analysis on IRR and NPV @ 5% discount rate for the optimized scenario is summarized in Table 22.3.

Table 22.3: Sensitivity Analysis on IRR and NPV @ 5% Discount Rate – Optimized Scenario

				Sensitivity on IRR (%)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-2.62%	2.38%	6.76%	10.72%	14.37%	17.78%	21.00%	24.07%	27.01%
Operating cost	21.13%	19.53%	17.87%	16.15%	14.37%	12.50%	10.55%	8.49%	6.30%
Capital cost	22.33%	20.07%	18.01%	16.11%	14.37%	12.75%	11.24%	9.84%	8.52%
Gold recovery			6.80%	10.74%	14.37%	17.76%	20.97%
			Sensitivity on NPV @ 5% discount rate (M$)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-48.6	-17.93	12.74	43.41	74.08	104.75	135.42	166.08	196.75
Operating cost	139	122.77	106.54	90.31	74.08	57.84	41.61	25.38	9.15
Capital cost	116.33	105.77	95.2	84.64	74.08	63.51	52.95	42.38	31.82
Gold recovery			13.07	43.57	74.08	104.58	135.08

The results of the sensitivity analysis of the IRR for gold recovery, gold price, capital cost and operating cost and pre-tax NPV @ 5% discount rate are presented in graphical form in Figure 22.1 and Figure 22.2, respectively. The sensitivity analysis shows that while the project is quite sensitive to all parameters, it is up to a certain level more sensitive to gold recovery and gold price (revenue) than capital and operating cost.

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Figure 22.1:  Sensitivity Analysis (Before Tax) - IRR– Optimized Scenario

Figure 22.2: Sensitivity Analysis (Before Tax) – NPV @ 5% Discount Rate– Optimized Scenario

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23- Adjacent Properties

As illustrated in Figure 23.1, the Joanna property is surrounded by claims owned mostly by Agnico Eagle Mines Ltd., Iamgold-Québec Management Inc., Xstrata Plc., and Breakwater Resources Ltd. No resources are delimited on those close properties while Iamgold property owns the former Rouyn-Merger orebody.

More details on adjacent properties can be found in Geostat’s report of November 2009.

Figure 23.1: Adjacent Properties

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24- Other Relevant Data and Information

24.1 Block Modeling of Arsenic Analytical Data

A block model for the arsenic analytical data was completed with the objective of estimating the arsenic content of each block of the Hosco deposit block model. The arsenic block model will be used to manage the waste material from the open-pit mining operation planned for the Project as per BBA recommendation from the December 2009 pre-feasibility study.

Arsenic has been analysed by ALS Chemex from drill core samples using aqua regia digestion with AAS finish (analytical methodology included in Appendix B). The As analytical data used in the block model estimation come from a total of 49 Aurizon drill holes regularly drilled on 100 m sections on average. Four of the drill holes are located in the area of the potential satellite pit to the west between sections 7300 mE and 7400 mE and 45 holes are located between sections 7850 mE and 9525 mE. A total of 5286 analytical values were used to generate the composite dataset used for the As grade interpolation. Table 24.1 shows the summary statistics of the As analytical data.

Table 24.1: Summary statistics for arsenic analytical data.

	Length (m)			As Assay (ppm)
Records
	Min	Max	Mean	Std. Dev.	Min	Median	Max
5286	0.40	3.00	1093.07	2128.87	2	265	29800.00

A total of 3664 composites of 2 m in length were generated from the As analytical data using the same procedure as for the Au composites. No capping of the As grade was applied to the composites. Figure 24.1 shows the histogram of the 2 m composite data for As. Correlation analysis between Au and As composite data was completed to investigate the relation between the two datasets. Figure 24.2 shows the correlation chart between As and Au for the 2 m composite data. A correlation coefficient r of 0.5751 (coefficient of determination r2 of 0.3307) was calculated from the linear regression which can be characterised as a weak to moderate correlation. Based on the As-Au relationship, search ellipsoids of similar orientation was used for the As grade interpolation.

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Figure 24.1: Histogram of 2m arsenic composites.

Figure 24.2: Correlation chart between arsenic and gold for 2m composite data.

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Spatial analysis of the As composite data was assessed by variography. Experimental correlograms calculated from the composite data is shown in Figure 24.3.

Figure 24.3: Correlograms of the 2m arsenic composite data.

The block model extent and block size are the same as for the Au block model (see Table 16.3 for block model parameters). The grade interpolation of the As block model has been conducted using OK in two successive passes with relaxed search condition from one pass to another. The orientation of the search ellipsoid is the same as for the Au block model interpolation. In the first interpolation pass, the ellipsoid dimension was 150 m (long axis) along strike, 150 m (intermediate axis) along dip and 10 m (short axis) along the direction perpendicular to strike and dip. Search conditions required to estimate each blocks were defined by a minimum of 7 composites and a maximum of 30 composites with a maximum of 3 composites selected from each hole. A total of 4.1% of the blocks were estimated in the first pass interpolation. In the second pass, the search ellipsoid dimension was increased to 300 m by 300 m by 30 m. Minimum number of composites was decreased to 5 while the maximum increased to 50 composites with a maximum of 3 composites selected per hole. The total number of blocks estimated after the second pass interpolation is 668,060 blocks or 9.8% of the block model. The mean values calculated for the interpolated block is 772 ppm As with a Std. Dev. of 914.  As for the Au interpolation process, a visual validation of the resulting block model versus the composites was conducted as part of the verification process. Figure 24.4 shows the interpolation results on representative sections with composites (darker intercepts on drill hole traces).Figure 24.5 shows the interpolation results on representative plan levels with high grade Au wireframe envelopes (black outlines).

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Figure 24.4: Sections showing arsenic block model interpolation results.

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Figure 24.5: Level views showing arsenic block model interpolation results.

24.2 Geotechnical and Geomechanical Studies

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

24.2.1 General Description

Aurizon Mines Ltd. mandated Golder Associates to assist with the pit slope design component of the Pre-Feasibility Study. The objectives of the study were to model and predict the following, using data provided by Aurizon Mines Ltd.

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➢	Soil and rock characterization;
➢	Overburden slope configurations;
➢	Rock slope configurations;
➢	Recommendations concerning slope stability.

24.2.1.1 Soil Characterization

Golder carried out its geotechnical site investigation from October 14 to November 18, 2008 and it consisted of: (i) drilling of five inclined geotechnical holes with core orientation and packer testing, (ii) collection of rock samples for laboratory testing, and (iii) installation of three vibrating wire piezometers.

24.2.1.2 Overburden Characterization

An interpolated overburden thickness was prepared which indicated that the thickness varies from 4 to 7 m in the southern (Footwall) portion of the planned pit area, and is approximately 15 m thick in the northern (Hanging Wall) portion of the pit. The overburden consists of peat overlaying a thin layer of firm grey silt with traces of clay and sand. Underlying this layer of silt, there are predominantly varved deposits comprised of very soft to soft clayey silts. Below the varved deposits, the overburden sediments consist of compact grey silt with traces of fine sand and clay overlaying a compact mixture of coarse sand with traces of silt and gravel-size particles.

24.2.1.3 Overburden Sensitivity

Although no in-situ undrained shear strength testing was performed in a 2007 field investigation (Géolab, 2007), these varved deposits have been interpreted as having high sensitivity due to their low plasticity, soft consistency and liquidity index values of greater than 1.0. This means that these soft clayey silts have the potential to flow during excavation.

Based on the observations from four Casagrande-type piezometers (installed in 2007), the sand layer below the varved deposit will be saturated and underground water pressure, which has the potential to impact the stability of the overburden slope during excavation. Installation of a dewatering system and/or other forms of controls (such as installing a waste rock berm at the toe) will be required before and during the slope excavations.

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24.2.1.4 Contact between Overburden and Rock

The contact between the bedrock and overburden is sharp, with the bedrock along the contact showing a slight weathering profile consistent with increased fracturing and slightly weaker material. The rock within the top 10 m to 20 m of bedrock shows fair rock mass quality and has been classified as Slightly Weathered Zone.

24.2.1.5 Main Geological Features

The main geological feature that will be seen along the pit walls is the Cadillac Fault, which strikes east-west and dips northward (i.e., strike/dip = 260°/55°-63°) and is characterized by hydrothermal alteration by chlorite. There are also some N-S to NE-SW diabase dykes and the Minor Fault located to the north of the Cadillac Fault.

24.2.2 Geotechnical Study

24.2.2.1 Overburden Slope Configuration

The pit slope recommendations for the overburden are:

➢	Maximum slope height of 15 m;
➢	Vertical bench separation is 3 m to 4 m;
➢	Bench face (or batter) angles of 22° (1V:2.5H) and 27° (1V:2H) for the peat and lower layers of silt and sands, respectively;
➢
Bench face angles of 19° (1V:3H) should generally be suitable within the varved deposits when the thickness is ≤ 6 m. For a thickness of between 6 m and 10 m, the bench face angles should be flattened to 14° (1V:4H). Slopes in varved deposits greater than 10 m thick should be further analyzed with proper soil information.

The excavability, workability and trafficability of the overburden during the pit development and the stability of the overburden slopes are strongly dependent upon the location of the phreatic surface/groundwater level in each of the main soil units.

Adequate drainage of overburden slopes, both during and after excavation, is necessary to minimize pore pressures in the slope face and maintain slope stability.

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Figure 24.6: Proposed Overburden Slope Configurations

24.2.2.2 Recommendation Concerning Overburden Slope Stability

➢
Waste rock berms are recommended at the toe of the slopes mainly where overburden thickness is ≥ 15 m. Furthermore, clean rockfill toe berms, with a filter material or geotextile, should be placed at the toe of the sandy till slopes to minimize the potential for piping and washout of the overburden slopes;6 m to 8 m wide safety catch berms should be provided at the base of the overburden in the southern (FW) and northern (HW) slopes, respectively. The Figure 24.6 presents the proposed overburden slope configurations;

➢
The recommended overburden slope configuration considers that, for the long-term conditions, appropriate and effective groundwater control and dewatering within the overburden, particularly in the sands, will have occurred prior to the start of overburden excavation;

➢	Drainage ditches should be installed along the outside perimeter of the pit in order to collect and survey surface water away from the pit slopes;
➢
Considerations should be given for advancing the excavation from bottom-up using tracked loading equipment (excavator or backhoe) in order to improve safety of the equipment and personnel as compared to an excavation from top to down.

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24.2.3 Geomechanical Study

24.2.3.1 Rock Slope Configuration

For the rock slope configurations, the planned Joanna pit was divided into five (5) main design sectors, depending on the orientation of the slope face, with two main sectors of the rock slopes within the Hanging Wall and three (3) main sectors in the Footwall.

Within the Fresh Bedrock Zone, the main consideration for rock slope failure mechanisms would be to structurally control mechanisms (kinematics), including planar, wedge and toppling. Kinematic analyses were carried out to estimate stable pit slope geometries for each design sector of the Footwall and Hanging Wall pit walls.

The recommended pit slope configurations for the Footwall and Hanging Wall design sectors for the Slightly Weathered and Fresh Bedrock Zones are shown in Figure 24.7.

These slope angles with 20 m (double) high benches are considered achievable (or optimal) based on available data for design under the present Pre-Feasibility Study. As indicated in Figure 24.7 within the design sectors FW.I, FW.IIa, and FW.IIb, the mean dip of the foliation set, FO1, is 59°±18°.

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Figure 24.7: Achievable Rock Slopes

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24.2.3.2 Recommendation Concerning Rock Slope Stability

➢
Although it is strongly recommended not to undercut this structure by the bench face angle, it is recognized that there is a large scatter of the measured foliation data with variations in the N-S and E-W directions. As a result, for this Pre-Feasibility Study, a bench face angle (BFA) of 65° was adopted, yielding an inter-ramp angle (IRA) of 49°;

➢
It was agreed with Aurizon Mines Ltd. that additional geotechnical investigation will be carried out during the Feasibility Study to better estimate the dip of the foliation (or bedding within the greywacke) and, eventually, optimize this BFA for the FW (or southern) slopes;

➢
At the current study level, it would not be appropriate to apply the recommended slope angles over extended wall heights due to the uncertainty regarding fabric continuity inherent in slope designs based upon drill hole information. It is therefore recommended that flexibility be added to the designs by the sub-division of the final and phase walls into a series of bench stacks, no greater than 120 m high, separated by either haul road traverses or the inclusion of “geotechnical” berms at 100 m – 120 m vertical intervals. The geotechnical berms should be at least 15 m wide and will also act to protect personnel from potential major rock falls, allow for horizontal drain hole water controls, provide some flexibility in wall development and allow for periodic clean-up.

24.2.3.3 Opportunity on Benching Arrangement

Aurizon Mines Ltd. (following the advice from BBA) also requested that Golder includes the consideration of 24 m high benches formed by using either double 12 m high benches or triple 8 m high benches.

Triple 8 m high benches may be possible if clean and stable bench faces are developed in such a way that would enable safe drilling and excavation of a third bench.

24 m high benches can be used for the slopes to be excavated within the Fresh Bedrock Zone of the Joanna project provided that:

➢	The minimum width of the catch berm is increased to 9 m;
➢	The bench face angles presented in Figure 24.7 are respected;
➢	Best practice controlled blasting procedures will be successfully applied and;
➢
Certain pit domains or zones, such as when mining around the Cadillac Fault in sector HW.I, should have single benches only, as double (12 m high) benching to create 24 m vertical bench intervals would likely expose miners to hazards associated with rock fall that are considered manageable for the < 12 m high bench.

24.3 Hydrology (Water Study)

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

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Aurizon Mines Ltd. mandated SNC-Lavalin to perform a hydrology study of the Joanna mine site for the present Pre-Feasibility Study. The objectives of the study were to model and predict the following, using data provided by Aurizon Mines Ltd.:

➢	Mine dewatering;
➢	The impact of operations on residential water wells;
➢	The impact of operations on the esker located 3 km east.

24.3.1 Mine Dewatering

The hydrology model indicates that the mine dewatering flow rate attributable to entrained water in the pit is very low at 175 m3 per day. This is much lower than the mine dewatering flow rate attributable to precipitation in the pit, which is estimated at 1,500 m3 per day. The entrained water can easily be handled by the mine and would not necessitate an increased capacity of the dewatering equipment.

24.3.2 Impact of Operations on Residential Water Wells

Dewatering impact on residential wells is sensitive to stakeholders. Based on preliminary studies, the current small amount of water might have little effect on residential water wells. Based on recommendations received from stakeholders, detailed baseline study and simulation studies will be performed during the Feasibility stage.

Aurizon Mines Ltd. proposes to reduce the potential impact on water wells caused by water contamination risks by the installation of monitoring wells and a follow up of the underground water flow and quality.

24.3.3 Impact of Operations on the Esker

A north-south trending esker is located 3 km east of the future pit location representing a potential link between the two protected land areas, a resource of fresh water not documented, and the contingency plan for the water source of the Rouyn-Noranda community.

As a result, the possible impact of the operation on the esker is a sensitive point for the stakeholders.

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The operation should not have an impact on the esker as:

➢	The esker is upstream from the operation;
➢	The project is located close to the Abitibi watershed divide. All infrastructure and future pit operations are currently located along a different watershed than the esker.

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24.4 Labour Force

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

24.4.1 Organizational Structure

The Joanna site operations will be organized into two areas; mine and concentrator. Each area will be managed by their respective superintendents. The Val d’Or office will provide technical services and organize the administrative structure.

The Feasibility will review the improvement of the existing technical team in order to provide the appropriate support for an open-pit operation.

The Feasibility will also review the improvement of the existing administrative team in order to provide the appropriate support for a full hourly employee working in an open-pit operation. Currently, there is no hourly employee active for Aurizon.

The operations added to the Casa Berardi facility will be integrated within the Casa Berardi management structure. Some additional direct labour is planned; however, much of the existing supervision and support resources at Casa Berardi will be shared with no additional resources added.

The Feasibility will review the improvement of the existing supervision, technical and administrative team in order to provide the appropriate support.

The average total labour force over the life of mine is 160 employees. The maximum labour force occurs during Year 6 and amounts to 171 employees.

24.4.2 Mine Hourly Staff Headcount

The hourly staff schedule is based on a mining operation operating on a 7-day schedule with two 12-hour shifts scheduled per day. The mine hourly labour is shown in Table 24.2. The blasting crew is included in the contractor’s cost, and therefore, is not included in the next table. The Feasibility will validate if this schedule is in line with active operations in the area.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 231

 Table 24.2: Mine Hourly Labour

Mine Hourly Staff		Pre-prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8

Open-Pit Operations
Shovel / Loader Operator		8	8	8	8	8	8	8	8	8
Haul Truck Operator		11	18	17	25	28	27	32	17	15
Drill Operator		1	6	4	7	7	6	7	4	3
Wheel Dozer Operator		4	4	4	4	4	4	4	4	4
Track Dozer Operator		6	6	6	6	6	6	6	6	6
Grader Operator		4	4	4	4	4	4	4	4	4
Water Truck Operator		4	4	4	4	4	4	4	4	4
Other Auxiliary Equipment		4	4	4	4	4	4	4	4	4
General Labor		4	4	4	4	4	4	4	4	4
Janitor		2	2	2	2	2	2	2	2	2
	Subtotal	48	60	57	68	71	69	75	57	54
Mine Maintenance
Field General Mechanic		2	2	2	2	2	2	2	2	2
Field Welder		2	2	2	2	2	2	2	2	2
Field Electrician		2	2	2	2	2	2	2	2	2
Shovel Mechanic		2	2	2	2	2	2	2	2	2
Shop Mechanic		2	2	2	2	2	2	2	2	2
Mechanic Helper		2	2	2	2	2	2	2	2	2
Welder-Machinist		2	2	2	2	2	2	2	2	2
Lube/Service Truck		2	2	2	2	2	2	2	2	2
General Labor		2	2	2	2	2	2	2	2	2
Janitor		2	2	2	2	2	2	2	2	2
Tool Crib Attendant		2	2	2	2	2	2	2	2	2
	Subtotal	22	22	22	22	22	22	22	22	22
Total Hourly Labor		70	82	79	90	93	91	97	79	76

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 232

24.4.3 Mine Salaried Staff Headcount

Aside from the shift foreman, the drill and blast foreman, and the dispatcher, the salaried staff follows a standard 40-hour work week. The mine salaried staff is presented in Table 24.3.

Table 24.3 : Mine Salaried Staff

MINE SALARIED STAFF	No.

Open-Pit Operations
Mine Superintendent	1
Mine Shift Foreman	4
Drill & Blast Foreman	2
Dispatcher	2
Production / Mine Clerk	1

Mine Maintenance
Maintenance Superintendent	1
Maintenance Planner	1
Maintenance Foreman	2
Maintenance Clerk	1

Mine Engineering
Chief Engineer	1
Senior Mine Planning Engineer	1
Pit Engineer	1
Env. / Water Management Eng.	1
Technician (Mining Software)	1
Surveyor	2
Clerk	1

Geology
Chief Geologist	1
Geologist	1
Grade Control Geologist	1
Technician	1
Sampler	4
Clerk	1

TOTAL	32

24.4.4 Processing Plant Employees Headcount

The processing plant salaried staff and hourly labour is shown in Table 24.4.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 233

Table 24.4 : Processing Plant Salaried and Hourly Staff Deployment

SALARIED STAFF (Joanna Site)	No.

Concentrator Superintendent	1
Chief Metallurgist	1
Chief Assayer	1
General Foreman	1
Sub-Total	4

HOURLY LABOR (Joanna Site)

Crushing Operator	4
Grinding Operator	4
Flotation Operator	4
Helper	2
Assayer	4
Metallurgical Technician	3
Maintenance	6
Electrician	2
Sub-Total	29

HOURLY LABOR (Casa Berardi)

Leach/Cyanidation/CIP Operator	4
Maintenance / Mechanical	2
Electrical	1
Assayer	1
Helper	1
Sub-Total	9
TOTAL	42

24.5 Site Security, Health and Safety

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

24.5.1 Employee Health and Safety

Aurizon Mines Ltd. has developed and approved a health and safety company policy. Employee health and safety is always a concern for Aurizon who achieves its objectives by mobilizing the resources required to develop and implement the appropriate programs.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 234

Aurizon Mines Ltd. will therefore provide a general health and safety guideline for all phases of the Joanna project i.e. construction, development and operation, and restoration.

This general guideline requires that a procedure be developed for each Aurizon site or project which demonstrates the company’s commitment to the following:

➢	Ensure that each activity, however important it may be, be performed in a safe manner;
➢	Provide a clean environment and safe working conditions;
➢	Provide information and training to ensure that all personnel perform their work in a safe and responsible manner;
➢	Promote leadership in safety and prevention to stimulate personal commitment at all levels;
➢	Include health and safety aspects in the planning and decision process throughout the life cycle of a site or project;
➢	Develop and implement programs related to prevention and health and safety covering risk management and control in the workplace;
➢	Comply with all applicable rules and regulations with regard to health and safety;
➢	Ensure that an external verification and control process is implemented.

24.5.2 Quality of Life

The closest residences are located 1.7 km south-west and 2.3 km east of the pit. The location of the following infrastructures/activities will therefore need to take this into account:

➢	Tailings site, waste dumps in relation to the prevailing winds;
➢	Crusher, plant and blasting in relation to the noise and vibration levels;
➢	Blasting in relation to the noise and vibration levels.

Flight time in the air corridor is also taken into consideration when dynamiting is required.

24.5.3 Mine Safety and Mine Rescue

According to the Occupational Health and Safety Regulations which apply to the mines (S-2.1, r.19.1), the presence of a mine rescue team is not required for open-pit mines. It is only required for underground mines.

Article 17.01 :“À la demande de la Commission de la santé et de la sécurité du travail, des postes d'appareils de sauvetage pour les mines souterraines doivent être organisés, équipés et entretenus”.

A fire brigade will therefore be preferred.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 235

24.5.4 Fire Brigade

The Joanna project is situated on the territory covered by the fire department of the city of Rouyn-Noranda; the latter will provide services in case of emergency.

Rouyn-Noranda has a fire station located at McWatters, which is 14 km from the Joanna Hosco mine. The emergency response time is approximately 20 minutes.

An internal fire brigade, four (4) members per shift, will be required to deal with a fire outbreak while waiting for the Rouyn-Noranda brigade.

The fire protection system must protect the equipment and respect the requirements associated with each one.

➢	The trucks used for material extraction from the pit as well as other production equipment must be equipped with a fire protection system with manual and automatic release;
➢
The plant will require cabinets equipped with 1½ inch fire hoses located such that the fire fighting personnel may reach all sectors of the plant. Some specific equipment such as internal conveyors and oil lubrication units will be protected by sprinkler systems;

➢	The laboratory will be protected by a sprinkler system;
➢	The offices, dryers, dining rooms and control rooms will be equipped with a sprinkler system and hose cabinets;

The main transformer room requires a sprinkler protection system. Manual fire extinguishers will be installed in electrical rooms that do not require a sprinkler system.

24.5.5 Secure Access to Site

Aurizon Mines Ltd. has established a set of rules related to property access, visits, protection of people and goods, use of facilities, searches, parking, circulation on the premises, vehicle utilization as well as other rules applicable on their properties.

24.5.6 Gold Room and Gold Handling Security

A secure Gold Room will be constructed at Joanna to melt gold from the gravity concentrator. Concentrate from Joanna will be delivered to the Casa Berardi site, where refining will be carried out. The Casa Berardi mining site already has a complete security system for gold handling.

The company selected for concentrate transportation must have liability insurance covering the cost of the product.

A risk analysis to determine the procedures to be implemented for secure transfer will be performed later on according to the transportation method used.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 236

24.5.7 Environmental Emergency Plan

For the Joanna project, the main risks of environmental accidents linked to mining activity will mostly consist of a break in the tailings pond dike and a spill of any hazardous substances (chemical products, oil-based products, etc.). Another major risk is the spillage of gold and arsenopyrite concentrate during transportation to the Casa Berardi mining site. Very strict safety measures will be implemented among employees and a responsibility structure will facilitate prompt and effective intervention in case of accident.

To demonstrate its commitment towards environmental protection, Aurizon Mines Ltd. has developed an environmental policy requiring that management of each facility be responsible for complying with this policy.

Therefore, Joanna Management will establish internal standards and will conduct audits in order to confirm compliance with the standards, provincial and national laws, relevant municipal by-laws as well as codes of industrial practices.

An environmental emergency plan, in conjunction with the emergency response plan will be implemented. The plan will ensure that proper actions are taken in case of a disaster and therefore minimize contamination and impact on environment and health.

The environmental emergency plan will include the following sections:

➢	Implementation of environmental emergency measures (scope of plan, responsibility, organization chart);
➢	Information regarding the current environmental hazards (nature of the risks, type of product, inventory, storage area, etc.) and their consequences in case of an incident;
➢	Intervention management (control center, coordination center, information center, news agency and media group, etc.);
➢	Alarms and mobilization;
➢	Roles and responsibilities of internal and external responders;
➢	Specific intervention plans for each of the environmental risks defined (spill, leakage, embankment, etc.);
➢	Supply and equipment, machinery, etc.;
➢	Circulation and access control;
➢	Internal and external communication plan;
➢	Training, simulation and drill;
➢	Directory of internal and external resources;
➢	Plans of the site and installations.

The emergency plan will specify the responsibilities of the people in charge, the actions to be taken in the event of an accident and the phone numbers and persons to contact in a predetermined order of priority.

In summary, the intervention should include the following stages:

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 237

➢	Employees: First-line response should limit the damage through fast action. Any spill should be reported to the immediate superior;
➢	Senior Officer: Should inform the environmental officer and coordinate the work to limit the damage until the environmental officer arrives;
➢
Environmental Officer: Will be responsible for operations after arriving on site. For major accidents, the Environmental Officer should inform the municipality and MDDEP Emergency-Environment intervention team of the situation as soon as possible to minimize consequences. The Emergency-Environment team can be reached at all times by dialling toll free 1-866-694-5454. The environmental office should also advise the mine director of the severity of the accident.

➢	Mine Director: Should ensure that the intervention plan is adequate and should follow up on any corrective action after an accident.

24.5.8 Environmental Management System

SNC-Lavalin has been mandated to develop a corporate environmental management system. The implementation of this system should be completed in the second quarter 2010.

With the implementation of the environmental management system, Aurizon Mines Ltd. wishes to achieve the following objectives:

➢	Systematize the company’s environmental practices and improve some of them in order to limit environmental incidents;
➢	Determine which environmental aspects are significant for the company and assess them;
➢	Establish good relationships with the communities involved and the general public in order to be aware of their priorities;
➢	Maintain good relationships with the employees, governmental, municipal and local authorities;
➢	Include social responsibility in activity management;
➢	Improve the company tools to face crisis and emergency situations;
➢	Identify benefits that show the advantages of adopting sound management practices;
➢	Ensure that employees, suppliers and subcontractors are aware of the environmental aspect of their work;
➢	Implement a procedure for the preparation of performance reports;
➢	Improve the releasing process of results for transparency purposes;
➢	Integrate global development questions into the decision-making process of the mine;
➢	Implement an audit procedure;
➢	Contribute to the social and economical development of the communities.

The implementation of the environmental management system will first include an environmental analysis.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 238

25- Interpretation and Conclusions

25.1 SGS Geostat Interpretations and Conclusions

As part of the independent verification program, the author conducted a review of the exploration methodology used by the Company including sampling methodology, sample preparation and analysis, and QA/QC protocol. Data verification consisting of validation of the digital database used for the Project and collection of independent duplicate samples from recent mineralized core samples drilled by the Company was also completed as part of the verification program.

SGS Geostat completed an updated mineral resource estimate of the Hosco deposit based on additional surface diamond drilling done by the Company since the last mineral resource estimate of June 2011. The previous mineral resource estimate completed by SGS Geostat has been disclosed in the Company press release dated June 13, 2011. The new mineral resource estimate for the Hosco deposit is now defined based on two distinct mining scenarios, open-pit and underground, using distinct base case gold cut-off grade. Also as described in the June 13, 2011 Company press release, the mineral resources of the Heva deposit were not updated at that time but were restated using a modified cut-off grade for the mineral resources located below 300 m from surface. The re-statement of the Heva deposit mineral resource disclosed on June 13, 2011 was made to better reflect the reasonable prospect of economic extraction in relation to the advanced stage of exploration of the Hosco deposit located to the east.  The restated mineral resource estimate for the Heva deposit disclosed in June 2011 is used in this report. As described in the Company’s June 13, 2011 news release, as the updated resource outline of the Hosco deposit disclosed in the news release crossed over the Alexandria claim boundary, all the resources of the Alexandria sector were restated.  However, the Alexandria resource estimate was not updated in June 2011.  The restated mineral resource estimate for the Alexandria sector disclosed by the Company on June 13, 2011 is used in this report.

The final updated mineral resources for the Hosco deposit are as follows: The in-pit mineral resources using a base case cut-off grade of 0.33 g/t Au totals 30,690,000 tonnes grading 1.33 g/t Au for 1,311,000 oz Au in the measured category; 27,150,000 tonnes grading 1.18 g/t Au for 1,033,000 oz Au in the indicated category with an additional 7,050,000 tonnes grading 1.18 g/t Au for 267,000 oz Au in the inferred resources category. The U/G mineral resources using a base case cut-off grade of 2.0 g/t Au totals 50,000 tonnes grading 2.65 g/t Au for 5,000 oz Au in the indicated category with an additional 590,000 tonnes grading 2.54 g/t Au for 48,000 oz Au in the inferred resources category. Table 25.1Table 25.2summarise the in-pit and underground mineral resources respectively of the Hosco deposit using cut-off grades of 0.33 g/t Au (base case), 0.5 g/t Au and 1.0 g/t Au for the in-pit scenario and cut-off grades of 2.0 g/t Au (base case), 2.5 g/t Au and 3.0 g/t Au for the underground scenario.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 239

Table 25.1: September 2011 updated mineral resources for the Hosco Deposit (in-pit)

Grade Cut-off (Au g/ t)	Category	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)
	Measured (M)	30,690,000	1.33	1,311,000
0.33	Indicated (I)	27,150,000	1.18	1,033,000
(Base Case)	Total (M+I)	57,840,000	1.26	2,344,000
	Inferred	7,050,000	1.18	267,000
	Measured (M)	29,460,000	1.37	1,295,000
	Indicated (I)	26,410,000	1.21	1,024,000
0.5
	Total (M+I)	55,870,000	1.29	2,319,000
	Inferred	6,950,000	1.19	266,000
	Measured (M)	20,370,000	1.62	1,058,000
	Indicated (I)	15,130,000	1.51	736,000
1.0
	Total (M+I)	35,500,000	1.57	1,794,000
	Inferred	4,520,000	1.39	201,000

Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty
Historical production of 9,704 oz has not been removed from mineral resources

Table 25.2: September 2011 updated mineral resources for the Hosco Deposit (underground)

Grade Cut-off	Category	Tonnage (t) (t)	Grade (g/ t)	AuMetal** (oz)
2.0	Indicated (I)	50,000	2.65	5,000
(Base Case)	Inferred	590,000	2.54	48,000
	Indicated (I)	20,000	3.33	2,000
2.5
	Inferred	180,000	3.39	19,000
	Indicated (I)	10,000	3.90	1,000
3.0
	Inferred	100,000	4.00	12,000

Updated:  September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

The Hosco deposit updated resources represent an increase in ounces of 4% for the measured and indicated categories and a 6% decrease in the inferred category compared to the previous resources stated in the June 13th, 2011 Company press release. This is mainly due to the 21 additional drill holes completed as infill drilling on the western part (Hosco West) of the deposit between 7065 mE and 7650 mE. The author also updated the variogram affecting the whole deposit but the changes in resources estimation in the entire deposit is considered to be negligible. Table 25.3 and Table 25.4 detail the Hosco in-pit and underground mineral resources compared to the May 31, 2011 resources.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 240

Table 25.3: Hosco Deposit mineral resources comparison (in-pit)

		June 2011			Septembre 2011
Grade Cut-off(Au g/ t)	Category	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)

0.33 (Base Case)	Measured (M)	29,490,000	1.35	1,283,000	30,690,000	1.33	1,311,000
	Indicated (I)	25,840,000	1.18	977,000	27,150,000	1.18	1,033,000
	M + I	55,330,000	1.27	2,260,000	57,840,000	1.26	2,344,000
	Inferred	7,730,000	1.15	285,000	7,050,000	1.18	267,000
0.5	Measured (M)	28,840,000	1.37	1,275,000	29,460,000	1.37	1,295,000
	Indicated (I)	25,300,000	1.19	970,000	26,410,000	1.21	1,024,000

	M + I	54,140,000	1.29	2,245,000	55,870,000	1.29	2,319,000
	Inferred	7,670,000	1.15	284,000	6,950,000	1.19	266,000
1.0	Measured (M)	20,460,000	1.60	1,054,000	20,370,000	1.62	1,058,000
	Indicated (I)	14,710,000	1.47	697,000	15,130,000	1.51	736,000

	M + I	35,170,000	1.55	1,750,000	35,500,000	1.57	1,794,000
	Inferred	4,910,000	1.33	210,000	4,520,000	1.39	201,000

Updated: September 22, 2011- *Rounded to nearest 10k- * *Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

Table 25.4: Hosco Deposit mineral resources comparison (underground)

		June 2011			Septembre 2011

Grade Cut-off (Au g/ t)	Category	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)	Tonnage* (t)	Grade (g/ t)	Au metal** (oz)
2.0	Indicated (I)	60,000	2.52	5,000	50,000	2.65	5,000
	Inferred	350,000	2.26	25,000	590,000	2.54	48,000
2.5	Indicated (I)	20,000	3.48	2,000	20,000	3.33	2,000
	Inferred	50,000	2.78	5,000	180,000	3.39	19,000
3.0	Indicated (I)	10,000	3.92	1,000	10,000	3.90	1,000
	Inferred	10,000	3.34	1,000	100,000	4.00	12,000

Updated: September 22, 2011- *Rounded to nearest 1k- **Rounded to 1k
Relative density used: 2.75t/m3
CIM Definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

In comparison to the resources reported in the previous technical report of August 17, 2010, the Hosco deposit updated resources represent an increase in ounces of 36% for the measured and indicated categories and a 30% decrease in the inferred category. The previous report is available at www.SEDAR.com for comparison purposes only. Please consider the following table and the resources estimation section information stated in this report as the most current information on the property.

The new NI 43-101 compliant mineral resources for the Joanna property, which include the updated mineral resources estimated for the Hosco sector and the restated November 2009 NI 43-101 mineral resources for the Heva and Alexandria deposits of the Property, is summarised Table 25.5.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 241

Table 25.5: Final updated mineral resources for the Joanna Property

Sector	Resource Depth	Resource Category	Cut-off Grade (g/ t)	Tonnage* (t)	Au Grade (g/ t)	Au Metal** (oz)
Hosco	In-pit	Measured	0.33	30,690,000	1.3	1,311,000
Hosco	In-pit	Indicated	0.33	27,150,000	1.2	1,033,000
Heva	Above 4,700m Elev.	Indicated	0.5	4,410,000	1.9	270,000
Joanna	In-pit/ Above 4,700m Elev.	Total M + I		62,250,000	1.3	2,614,000
Hosco	In-pit	Inferred	0.33	7,050,000	1.2	267,000
Heva	Above 4,700m Elev.	Inferred	0.5	7,680,000	1.7	421,000
Alexandria	Above 4,700m Elev.	Inferred	0.5	980,000	1.2	37,000
Joanna	In-pit/ Above 4,700m Elev.	Total Inferred		15,710,000	1.4	725,000
Hosco	U/G	Indicated	2.0	50,000	2.6	5,000
Joanna	U/ G - Below 4,700 m Elev.	Total Indicated		50,000	2.6	5,000
Hosco	U/G	Inferred	2.0	590,000	2.5	48,000
Heva	Below 4,700 m Elev.	Inferred	2.0	650,000	2.8	59,000
Joanna	U/ G - Below 4,700 m Elev.	Total Inferred		1,240,000	2.7	107,000

*Rounded to nearest 10k - **Rounded to nearest 1k
Updated: September 22, 2011
CIM definitions were followed for mineral resources
Mineral resources which are not mineral reserves do not have demonstrated economic viability
Historical production of 9,704 oz (Hosco) and 10,700 oz (Heva) has not been removed from mineral resources

The updated mineral resources of the Hosco deposit were estimated from two distinct block models: one for high grade gold mineralization and one for the low grade mineralization, most of which is located in the surroundings of the high grade model. The high grade block model has been interpolated from 2m interval composite data constrained within 3D wireframe solids defined from the channel and drill holes mineralized intercepts. The low grade block model was estimated from composite data of similar length located outside the defined high grade wireframe solids. Both block models are defined by a block size of 8m (E-W) by 5m (N-S) by 8m (vertical) and cover an area located with sections 7050mE to 10,000mE of the Project to a maximum depth of more than 980m below surface. The interpolation of the block grades was completed using OK methodology with multiple passes using search ellipsoids that increased in size from one interpolation pass to another. The final updated mineral resources correspond to the estimated blocks from both block models located below the bedrock-overburden interface as well as outside known barren late intrusive units observed in the deposit area. The updated mineral resources were finally classified into measured, indicated and inferred using an automated classification process followed by a manual smoothing to produce coherent mineral resource categories. A bulk density of 2.75 t/m3 was used to calculate the final tonnages of the mineral resources based on the volumetric estimates of the block models.

SGS Geostat validated the core sampling and QA/QC procedures used by Aurizon as part of an independent verification program and concluded that the drill core handling, logging and sampling protocols used by the Company, including the insertion control samples into the sample stream for the Project, are at conventional industry standard and conform to generally accepted best practices. The author and SGS Geostat are confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

As part of the verification program, SGS Geostat validated the Project’s digital database and conducted independent sampling of mineralised core duplicates from recent drill holes done by the Company. The author and SGS Geostat are in the opinion that the final database, dated August 26, 2011 is valid and the data is acceptable for estimation of mineral resources.

There are no known factors or issues related to environment, permitting, legal, mineral title, taxation, marketing, socio-economic or political settings that could materially affect the mineral resource estimate.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 242

25.2 PFS Interpretations and Conclusions

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

The PFS completed in December 2009 by BBA has reported mineral reserves, after dilution and mine recovery, of 23.6 million tonnes of ore in the proven and probable categories. With a production rate of 8,500 tpd, the pit life is expected to last 7.6 years. When the pit is depleted, an additional 0.7 years is anticipated to process 2.4 million tonnes of low grade material.

The Joanna Hosco Gold Project is technically and financially viable. The estimated initial capital cost amounts to $192.5 M and an internal rate of return of 14.37% is expected. According to the economical evaluation of the project, the net present value using a discount rate of 5% amounts to $74 M and the payback period after the start of commercial production is 3.9 years, before taxes. The level of accuracy of the capital and operating costs is +/- 25%.

25.2.1 Risks and Opportunities

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

The Joanna Hosco project is subject to risks and opportunities potentially impacting results of the present Pre-Feasibility Study. Table 25.6 presents the following:

➢	Possible risks of the project as well as the impact of those risks on the project;
➢	Possible opportunities of the project.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 243

Table 25.6: Risks and Opportunities of the Joanna Gold Project

Description	Risk	Impact on Project	Opportunity
Gold price C$	Lower	Impact revenue Impact profit margin	Currently higher than project
Capital Cost	Used mill equipment not available	Higher capital costs	Search for used equipment or global sourcing of major equipment
Optimize plant layout
Process on site
Synergies with tailings management at Casa
Operating Cost	Higher consumption of reagents than expected	Higher operating costs
	Underestimation of labor force	Higher operating costs
Technical	Albion recovery less than anticipated	Reduction of production, higher costs	Optimize flotation to reduce concentrate quantity
	Albion is non proven technology	Reduction of production, higher costs
Transport to Casa Berardi	Transport restriction due to level of arsenic content in the concentrate	Higher transport costs	Optimize flotation to reduce quantity to transport
Process on site
Contract Mining			Contract mining scenario
Mineral Resources			Continue exploration activities to increased mineral resources (including the Heva sector)
	Lower grade than estimated	Impact revenue	Higher grade than estimated
Higher grade core for start up pit
Commercial	Licensing agreement with Xstrata for Albion	Higher operating costs
Operations	Achieving target production of 8,500 tpd	Higher operating costs, lower annual revenue	Synergy with Casa Berardi
Use Albion to recover gold from current Casa Berardi tailings (sulfide ore)
Use Albion to recover gold from historical Casa Berardi tailings
Environmental	Waste and tailings management	Higher operating and closure costs	Tailing management with Casa Berardi
	Underestimation of % of arsenide leaching in waste pile	Higher restoration cost
Schedule	Environmental permitting	Delay project	Fast track project containing some detailed engineering during Feasibility Study
	Procurement of lead items	Delay project

SGS Canada Inc.

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26- Recommendations and Project Update

26.1 PFS Recommendations

The information contained in this section was derived from the Pre-Feasibility Study and has not been updated.  Please see the important information under the heading “Cautionary Note Regarding the Pre-Feasibility Study” at sub-section 2.5 of this report.

In December 2009, based on the results of the PFS, BBA recommended the following:

1.	Concerning the schedule of the project:

➢	Proceed with the Feasibility Study;
➢	Produce a detailed project schedule including milestones.

Early in the Feasibility:

➢	Complete a block model on the arsenic content of waste material;
➢	Do geotechnical and hydrological characterization of the site;
➢	Proceed with long lead time metallurgical testing;
➢	Conduct a larger topographic survey;
➢	Initiate search for used equipment opportunities;
➢	Explore possibilities of leased equipment;
➢	Initiate process on environmental permitting;
➢	Finalize decision of processing all at Joanna vs. Albion at Casa Berardi.

2.	Concerning the mineral resources and mineral reserve:

➢	Mineral resources update for east/west extension of the proposed pit design;
➢	Mineral resources update for the Heva sector.

3.	Concerning mining issues:

➢	Review of cut-off grade strategy for marginal grade material;
➢	Update of mining plan with satellite deposits following completion of additional drilling;
➢	Evaluate the possibility of contract mining.

4.	Concerning metallurgical testing:

For the Feasibility Study, it is recommended that the following test work be conducted:

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 245

➢
Grindability testwork – including JK drop weight and SMC tests, Bond rod mill and Bond ball mills tests, Bond low-energy impact tests for crusher sizing, abrasion, Jk SimMet simulations of the grinding circuit;

➢	Extended Gravity Recoverable Gold (E-GRG) test to evaluate the optimum conditions for gravity separation;
➢	Locked-cycle flotation tests to optimize the flotation circuit and generate sufficient concentrate for the optimization stage of the Albion test program;
➢	Optimization Albion tests on a larger scale, preferably on 1-kg samples, to establish optimum lime and cyanide consumptions and the optimum degree of oxidation and acid consumption;
➢	Cyanide destruction testing – including method selection, sizing, and reagent consumption testwork;
➢	Equipment sizing tests – including sedimentation testwork for thickener sizing, filtration tests, bulk density tests for ore and concentrate, ultimate tails density tests;
➢	Pilot plant scale testing of the Albion process;
➢	Provision should be made for additional environmental testing.

A licensing agreement for the Albion Process should be negotiated prior pilot scale testing of the Albion Process.

5.	Concerning environmental issues, Roche recommends for the Feasibility Study:

➢
Carry out preliminary geotechnical studies nearby the waste rock piles, the tailings pond and the concentrator to evaluate the bearing capacity of the soils and validate the height of the waste rock piles and tailings pond dikes as well as the slopes;

➢	Given the pit’s proximity to the railway, carry out a geotechnical study to make sure the pit excavation presents no risk to the railroad;
➢	Determine the geotechnical characteristics of the tailings to validate their use as material to raise the tailings pond dikes;
➢	Determine the agronomic characteristics of the tailings to verify if they can be placed directly on the vegetation without adding a 15 cm thick layer of arranged deposit;
➢	Validate with Rouyn-Noranda airport the height the waste rock piles can reach including once they are restored with trees growing on top;
➢	Carry out a hydrogeological study to verify the impact of the drawback of the water table on residential wells along Highway 117;
➢	Check the possibility of pouring into the pit the tailings produced by processing low-grade ore in the last year of the mine’s lifespan;
➢	Check with MDDEP regarding the possibility of compensating the loss of wetlands by a study on esker, especially the one located to the east of the property;
➢	Continue works to characterize waste rocks to confirm or deny the risks of arsenic release;
➢	Check the best solution for greenhouse gases between separate storage of organic matter (peat) or covering by mineral soil;
➢	Validate the option of turning the open pit into a salmonidae habitat;
➢	Carry out a noise study, especially along Highway 117;
➢	Perform a visual simulation of the mining facilities from Highway 117;

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 246

➢	Complete the biological inventories (flora and fauna) around the projected infrastructures;
➢	Check the possibility of putting waste rock piles with high arsenic content into the pit under production;
➢	Concerning the tailings pond (Albion) at the Casa Berardi mining site, the following actions are recommended:
➢	Check the possibility of increasing dike slope in order to reduce its volume;
➢	Check the possibility of building one side of the tailings pond against an existing dike in order to reduce dike volume;
➢	Check the possibility of excavating the bottom of the tailings pond and of using those materials to build the tailings pond in order to reduce costs.

6.	Concerning the transport of concentrate to the Casa Berardi mine, the following actions are recommended:

➢	Validate the actual sulphur and arsenic contents of the concentrate;
➢	Analyze the risk of contamination along the truck routes;
➢	Study the possibility of using trucks with water-tight boxes (tanker, container, etc.);
➢	Check regulations applicable to this type of transport;
➢	Check the possibility of installing truck washing stations in Joanna and Casa Berardi;
➢	Verify compliance with the global development principles of Aurizon Mines Ltd.

26.2 Project Update:

As announced in Company’s news releases dated November 11, 2009, July 5, 2010, September 14, 2010 and August 11, 2011, Aurizon has mandated BBA to undertake a feasibility study on the Hosco deposit of the Joanna property, which incorporates the increased mineral resource estimate of 57.8 million tonnes at an average grade of 1.26 grams of gold per tonne or 2,344,000 ounces of gold, together with results of metallurgical pilot tests, geotechnical and optimization plan.

26.3 Drilling Recommendations

The drilling programs completed by Aurizon since the last reported mineral resource estimate successfully outlined additional resources in the measured and indicated categories mostly located below the open pit shell defined in the prefeasibility study but including a new small mineral resources core located near surface between sections 7225mE and 7425mE. Based on the Project’s updated Hosco deposit mineral resources and discussions with Aurizon personnel, SGS Geostat recommends the following exploration work in the Hosco and the other sectors of the Property:

1) Delineation drilling – Hosco West sector:
-	Increase the inferred resources (50m X 50m drill pattern) from surface to 200m below surface between sections 7000mE and 7800mE.
-	Complete the conversion of inferred resources into measured and indicated resources (25m X 25m drilling pattern) to 200m below surface around significant results.
-	Delineation drilling: 15,000m (2.1M$ budget).

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 247

2) Exploration and delineation drilling – Heva sector:
-	Increase inferred resources (100m X 100m drill pattern) from surface to a depth of 200m below surface between sections 4200mE and 5000mE and between sections 5500mE and 7000mE; 14,000m of drilling.
-
Complete the conversion of inferred resources into indicated resources around significant results (50m X 50m drill pattern) from surface to a depth of 200m below surface between sections 4200mE and 7000mE; 30,000m of drilling.

-	Exploration and delineation drilling: 44,000m (6.2M$ budget).

3) Exploration drilling – Hosco sector:
-
Build a comprehensive structural model of the higher grade mineralization identified in the South and North Zones to help the planning of deeper drilling with the objective of defining potential underground mineral resources.

-	Increase inferred resources (100m X 100m drill pattern) between 300m to 600m below the surface to test higher grade for potential underground mineral resources.
-	Exploration drilling: 12,000m (1.7M$ budget).

4) Exploration drilling – Alexandria:
-	Investigating the continuity at depth and in the extension of showings discovered in 2009-2010 during prospection and drilling program.
-	Compilation of historical works (drilling, geophysics survey, and mapping) with the objective to generate new targets overall the Alexandria sector.
-	Exploration drilling: 10,000m (1.4M$ budget).

5) Exploration drilling and field works – Henriksen:
-	Investigating the continuity in the extension of significant results from 2008 drilling program.
-	Increase understanding of gravimetric survey (2010) in order to generate new drilling targets.
-	Surface mapping and sampling in “oreille ouest” sector to understand structural and mineralization controls of the area.
-	Exploration drilling (5000m) and field works (0.8M$ budget).

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 248

27- References

27.1 History

Barbe, P., and Demers, M., 2010: Sommaire des travaux d’exploration 2007-2009, Propriété Henriksen, Mines Aurizon ltée, C.P. 487, Val d’or, J9P 4P5, 59 p.

Boudreault A., 2009: Compilation Propriété Joanna, Secteur La Pause. Services Technominex Inc., 20 p.

Canova E. And Keita M., 2007: Technical Report on the Joannes Property: Mapping, Prospecting and Drill Program at the Joannes Property, Joannes Township, Quebec for Alexandria Minerals Corp., 37 p.

Davis C., 2004: Review and Assessment of the Hosco-Heva Gold Property.

Descarreaux J., 1985: Report on the Hosco Property.

Ladouceur, S., St-Cyr., 2010: R.D., Rapport de travaux statutaires 2009-2010, Propriété Joanna, Secteur Bousquet, Mines Aurizon ltée, C.P. 487, Val d’or, J9P 4P5, 32 p.

27.2 Geological Setting and Mineralization

Aurizon Mines Ltd., 2011: Annual Information Form for the Fiscal Year ended December 2010. Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. 63 p.

Daigneault R., Mueller W.U. and Chown E.H., 2002: Oblique Archean Subduction: Accretion and Exhumation of an Oceanic Arc during Dextral Transpression, Southern Volcanic Zone, Abitibi Subprovince Canada, Precambrian Research 115, pp. 261-290.

Gouthier J., Ayer J. and Thurston P., 2007: Synthèse Lithologique et Stratigraphique de la Sous-province de l’Abitibi, MS Powerpoint presentation, 35 slides.

Lafrance B., Davis D.W., Gouthier J., Moorhead J., Pilote P, Mercier-Langevin P., Dubé B., Galley A. and Mueller W.U., 2005: Nouvelles Datations Isotopiques dans la Portion Québecoise du Groupe de Black River et des Unités Adjacentes, MRNQ, RP 2005-01, 15p.

Mortensen J.K., 1993: U-Pb Geochronology of the Eastern Abitibi Subprovince, Canadian Journal of Earth Sciences 33, pp. 967-980.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 249

Mueller W.U., Daigneault R., Mortensen J.K. and Chown E.H., 1996: Archean Terrane Docking: Upper Crust Collision Tectonics, Abitibi Greenstone Belt, Quebec, Canada, Tectonophysics 265, pp. 127-150.

SGS Lakefield Research Ltd, 2008: A Deportment Study of Gold in Master Comp #1 from the Joanna Project prepared for Aurizon Mines Ltd, October 14, 2008, 25 p.

27.3 Deposit Type

Consorem, 2010: Geochemical Study of the Mineralised Zones at Hosco, Joanna Property, MS PowerPoint presentation, 19 slides.

Renou, 2009 : Étude Pétrographique – Caractérisation des Lithologies, Altérations et Minéralisation - Propriété Joanna, Mines Aurizon Ltée, 84 p.

27.4 Mineral Resource and Mineral Reserve Estimates

SGS Geostat Ltd, 2009: Technical Report – Mineral Resource Estimation – Joanna Gold Deposit, Aurizon Mines Ltd, November 9, 2009 Update, 112 p.

SGS Geostat Ltd, 2009: Technical Report – Resource Modeling and Estimation Update – Joanna Gold Deposit, Aurizon Mines Ltd, April 7, 2009 Update, 112 p.

SGS Geostat Ltd, 2010: NI 43-101 Technical Report – Mineral Resource Estimation – Joanna Gold Project, Aurizon Mines Ltd., August 17, 2010 Update, 107 p.

Geostat Systems International Inc., 2007: Technical Report – Resource Modeling and Estimation Update – Joanna Gold Deposit, Aurizon Mines Ltd, 108 p.

27.5 Advanced Property Sections 13, 15-22, 24 and Other Relevant Data and Information

BBA, 2009: Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project (Rouyn-Noranda, Quebec) for Aurizon Mines Ltd, 280 p.

SGS Canada Inc.

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28- Date and Signature

This report ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011, was prepared and signed by the following authors.
Signed and sealed “Maxime Dupéré” P.Geo.
Signed in Blainville, Québec on March 14th, 2012
Maxime Dupéré P. Geo
Geologist
SGS Canada Inc.

Signed and sealed “Patrice Live”
Signed in Montréal, Québec on March 14th, 2012
Patrice Live Eng.
Manager
BBA Inc.

Signed and sealed “Enzo Palumbo”
Signed in Montréal, Québec on March 14th, 2012
Enzo Palumbo Eng.
Metallurgist
BBA Inc.

Signed and sealed “Angelo Grandillo”
Signed in Montréal, Québec on March 14th, 2012
Angelo Grandillo Eng.
Project Manager
BBA Inc.

Signed and sealed “Martin Magnan”
Signed in Shawinigan, Québec on March 14th, , 2012
Martin Magnan Eng.
Project Manager
Roche Inc.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 251

29- Certificate of Qualified Person

29.1 Certificate of Maxime Dupéré

To accompany the Report entitled: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011:

I, Maxime Dupéré, P. Geo., do herby certify that:
1.	I am a geologist with SGS Canada Inc. – Geostat with an office at 10, Blvd de la Seigneurie East, Suite 203, Blainville, Quebec, Canada, J7C 3V5;
2.	I am a graduate from the Université de Montréal, Quebec in 1999 with a B.Sc. in geology and I have practiced my profession continuously since 2001.
3.	I am a registered member of the Ordre des Géologues du Québec (#501),
4.
I have 10 years experience in mining exploration in diamonds, gold, silver, base metals, and Iron Ore. I have prepared and made several mineral resource estimations for different exploration projects at different stages of exploration. I am aware of the different methods of calculation and the geostatistics applied to metallic and non metallic projects as well as industrial mineral projects.

5.	I am an independent “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
6.
I am responsible for parts 1 to 12, 14, 23, 24, 25.1, 26.2, 26.3, 27, 28 and 29.1 of the report: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011.

7.	I visited the Joanna Property from August 24th to August 26th, 2011.
8.	I have had no prior involvement with the property that is the subject of this technical report.
9.	I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.
10.
Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Aurizon Mines Ltd., or any associated or affiliated entities.

11.
Neither I, nor any affiliated entity of mine, own directly or indirectly, nor expect to receive, any interest in the properties or securities of Aurizon Mines Ltd., or any associated or affiliated companies.

12.
I have read NI 43-101 and Form 43-101F1 and have prepared and read the report entitled: : ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011, in compliance with NI 43-101 and Form 43-101F1.

13.
To the best of my knowledge, information and belief,  as of the effective date of the technical report, the parts I am responsible for in this technical report contain all scientific and technical information that is required to be disclosed to make this  technical not misleading.

Signed at Blainville, Quebec this March 14th, 2012

Signed and Sealed

Maxime Dupéré, P.Geo.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 252

29.2 Certificate of Patrice Live

I, Patrice Live, Eng., do hereby certify that:

1.	I am currently employed as Manager – Mining in the consulting firm:

BBA Inc.
630 René-Lévesque Blvd. W.
Suite 2500
Montréal, Quebec
Canada H3B 1S6

2.	I graduated from Laval University of Québec, Canada with a B. Sc. in Mining in 1976.

3.	I am in good standing as a member of the Order of Engineers of Québec (#38991).

4.	I have practiced my profession continuously since my graduation.

5.
I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the sections: 2.5, 15, 16, 18.2, 19, 21.1.2, 21.2.1, 21.2.2, 22, 24.2, 24.3, and 24.4 of the report: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011.

7.	I have visited the property on June 16 and 17, 2009.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 and section 1.5 of the Companion Policy to NI 43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

“Signed and sealed”

Signed on the 14th of March, 2012
Patrice Live, Eng.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 253

29.3 Certificate of Enzo Palumbo

I, Enzo Palumbo, do hereby certify that:

1.	I am currently employed as Metallurgist in the consulting firm:

BBA Inc.
630 René-Lévesque Blvd. W
Suite 2500
Montréal, Québec
Canada H3B 1S6

2.	I graduated from McGill University of Montreal with a B. Eng in Metallurgy in 1981, and M.Eng in 1986.

3.
I am a member of the Canadian Institute of Mining, Metallurgy, and Petroleum and a member of The Minerals, Metals & Materials Society (TMS) of the American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc.

4.	I have practiced my profession continuously since my graduation.

5.
I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the sections: 13, 17, 18.1, 18.2, 22, and 24.4 of the report: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011.

7.	I have not visited the property.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 and section 1.5 of the Companion Policy to NI 43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

“Signed and sealed”

Signed on the 14th of March, 2012
Enzo Palumbo, Metallurgist

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 254

29.4 Certificate of Angelo Grandillo

I, Angelo Grandillo, do hereby certify that:

1.	I am currently employed as a Project Manager in the consulting firm:

BBA Inc.
630 René-Lévesque Blvd. W
Suite 2500
Montréal, Québec
Canada H3B 1S6

2.	I graduated from McGill University of Montreal with a B. Eng in Metallurgy in 1981, and M.Eng. in 1988.

3.	I am in good standing as a member of the Order of Engineers of Québec (#38342).

4.	I have practiced my profession continuously since my graduation.

5.
I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the sections: 20.2, 21.1.1, 21.1.3, 21.2.3, 21.2.4, 24.5, 25.2, 26.1, and 26.2 of the report: ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011.

7.	I have not visited the property.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 and section 1.5 of the Companion Policy to NI 43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

“Signed and sealed”

Signed on the 14th of March, 2012
Angelo Grandillo, Eng.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 255

29.5 Certificate of Martin Magnan

I, Martin Magnan, Eng., do hereby certify that:

1.	I am currently employed as Project Manager – Environment in the consulting firm:

Roche ltée, Groupe-Conseil
3075, ch. des Quatre-Bourgeois
Bureau 300
Québec (Québec)  G1W 4Y4
CANADA

2.	I graduated from Laval University of Québec, Canada with a B. Sc. A. in Geological Engineering in 1990 and from Université du Québec à Chicoutimi of Québec, Canada with a M. Sc. A in Geology in 1994.

3.	I am in good standing as a member of the Ordre des Ingénieurs du Québec (#126033).

4.	I have practiced my profession continuously since my graduation.

5.
I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have not visited the Joanna Property.

7.
I am responsible for sections 16.1.6.1, 16.1.6.2, 16.1.7, 20.1, 20.3 and 21.1.4 of this Technical Report : ″Ni 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project Rouyn-Noranda, Quebec Aurizon Mines Ltd. September 2011 Update ″ Effective Date: December 31st, 2011.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and aforementioned sections of the Technical Report has been prepared in compliance with that instrument and form.

Prepared in Shawinigan, Québec, March 14st 2012

“Signed and sealed”

Martin Magnan Eng.

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 256

Appendix A: List of Claims

SGS Canada Inc.

Ni43-101 Technical Report – Mineral Resources Estimate – Joanna Gold Property	Page 257

NTS	Township	RANG	LOT	Title	Entry Date	Expiry Date	Renewal Date	Area (Ha)	Credits	Mining Right	Work Required	Renewals
32D02	Joannes	0006	0042	CDC1094818	27/05/2002	26/05/2012	26/03/2012	42.63	$13,574.78	$53.00	$1,800.00	4
32D02	Joannes	0006	0043	CDC1094819	27/05/2002	26/05/2012	26/03/2012	42.65	$17,601.28	$53.00	$1,800.00	4
32D02	Joannes	0006	0044	CDC1094820	27/05/2002	26/05/2012	26/03/2012	42.66	$-	$53.00	$1,800.00	4
32D02	Joannes	0006	0055	CDC1121309	08/04/2003	07/04/2013	05/02/2013	42.81	$-	$53.00	$1,800.00	4
32D02	Joannes	0006	0056	CDC1121310	08/04/2003	07/04/2013	05/02/2013	42.82	$-	$ 53.00	$1,800.00	4
32D02	Joannes	0006	0057	CDC1121311	08/04/2003	07/04/2013	05/02/2013	42.82	$35,416.70	$53.00	$1,800.00	4
32D02	Joannes	0006	0058	CDC1121312	08/04/2003	07/04/2013	05/02/2013	42.84	$-	$53.00	$1,800.00	4
32D02	Joannes	0006	0059	CDC1121313	08/04/2003	07/04/2013	05/02/2013	42.86	$-	$53.00	$1,800.00	4
32D02	Joannes	0006	0060	CDC1121314	08/04/2003	07/04/2013	05/02/2013	42.88	$-	$53.00	$1,800.00	4
32D02	Joannes	0008	0009	CDC2037886	07/12/2006	06/12/2012	06/10/2012	42.57	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0010	CDC2037887	07/12/2006	06/12/2012	06/10/2012	42.56	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0011	CDC2037888	07/12/2006	06/12/2012	06/10/2012	42.56	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0012	CDC2037889	07/12/2006	06/12/2012	06/10/2012	42.56	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0013	CDC2037890	07/12/2006	06/12/2012	06/10/2012	42.55	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0014	CDC2037891	07/12/2006	06/12/2012	06/10/2012	42.56	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0042	CDC2130556	17/10/2007	16/10/2013	16/08/2013	42.55	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0044	CDC2130557	17/10/2007	16/10/2013	16/08/2013	42.52	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0046	CDC2130558	17/10/2007	16/10/2013	16/08/2013	42.54	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0041	CDC2130559	17/10/2007	16/10/2013	16/08/2013	42.52	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0043	CDC2130560	17/10/2007	16/10/2013	16/08/2013	42.52	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0045	CDC2130561	17/10/2007	16/10/2013	16/08/2013	42.49	$-	$53.00	$1,200.00	2
32D02	Joannes	0008	0047	CDC2208070	26/02/2010	25/02/2014	26/12/2013	42.49	$-	$53.00	$1,200.00	1
32D02	Joannes	0007	0044	CDC50082	14/01/2005	13/01/2013	13/11/2012	42.6	$-	$53.00	$1,800.00	3
32D02	Joannes	0007	0045	CDC50083	14/01/2005	13/01/2013	13/11/2012	42.6	$-	$53.00	$1,800.00	3
32D02	Joannes	0007	0046	CDC50084	14/01/2005	13/01/2013	13/11/2012	42.6	$-	$53.00	$1,800.00	3
32D02	Joannes	0006	0038	CL 3181861	16/11/1971	29/10/2012	29/08/2012	20	$34,162.56	$27.00	$1,000.00	11
32D02	Joannes	0006	0037	CL 3181862	16/11/1971	29/10/2012	29/08/2012	20	$43,118.96	$27.00	$1,000.00	11
32D02	Joannes	0006	0036	CL 3181863	16/11/1971	29/10/2012	29/08/2012	20	$43,118.96	$27.00	$1,000.00	11
32D02	Joannes	0006	0039	CL 3206811	16/11/1971	29/10/2012	29/08/2012	20	$28,291.47	$27.00	$1,000.00	11
32D02	Joannes	0007	0039	CL 3206961	16/11/1971	30/10/2012	30/08/2012	20	$41,523.15	$27.00	$1,000.00	11
32D02	Joannes	0007	0038	CL 3206962	16/11/1971	30/10/2012	30/08/2012	20	$41,523.15	$27.00	$1,000.00	11
32D02	Joannes	0007	0037	CL 3206963	16/11/1971	30/10/2012	30/08/2012	20	$41,523.15	$27.00	$1,000.00	11
32D02	Joannes	0007	0036	CL 3206964	16/11/1971	30/10/2012	30/08/2012	20	$34,323.15	$27.00	$1,000.00	11
32D02	Joannes	0006	0026	CL 3209271	08/02/1972	22/01/2013	22/11/2012	40	$164,103.98	$53.00	$2,500.00	11
32D02	Joannes	0006	0027	CL 3209272	08/02/1972	22/01/2013	22/11/2012	40	$164,103.98	$53.00	$2,500.00	11
32D02	Joannes	0007	0040	CL 3540201	05/01/1976	28/11/2012	28/09/2012	20	$41,678.03	$27.00	$1,000.00	11
32D02	Joannes	0007	0041	CL 3540202	05/01/1976	28/11/2012	28/09/2012	20	$44,078.03	$27.00	$1,000.00	11
32D02	Joannes	0006	0040	CL 3540203	05/01/1976	28/11/2012	28/09/2012	20	$22,193.42	$27.00	$1,000.00	11

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NTS	Township	RANG	LOT	Title	Entry Date	Expiry Date	Renewal Date	Area (Ha)	Credits	Mining Right	Work Required	Renewals
32D02	Joannes	0006	0041	CL 3540204	05/01/1976	28/11/2012	28/09/2012	20	$45,278.03	$27.00	$1,000.00	11
32D02	Joannes	0006	0028	CL 3705201	01/11/1977	15/10/2013	15/08/2013	20	$18,409.47	$27.00	$1,000.00	11
32D02	Joannes	0006	0029	CL 3705202	01/11/1977	15/10/2013	15/08/2013	20	$18,409.47	$27.00	$1,000.00	11
32D02	Joannes	0006	0030	CL 3705203	01/11/1977	15/10/2013	15/08/2013	20	$18,409.47	$27.00	$1,000.00	11
32D02	Joannes	0006	0031	CL 3705204	01/11/1977	15/10/2013	15/08/2013	20	$18,409.47	$27.00	$1,000.00	11
32D02	Joannes	0006	0032	CL 3705211	01/11/1977	15/10/2013	15/08/2013	20	$18,532.96	$27.00	$1,000.00	11
32D02	Joannes	0006	0033	CL 3705212	01/11/1977	15/10/2013	15/08/2013	20	$18,532.96	$27.00	$1,000.00	11
32D02	Joannes	0006	0034	CL 3705213	01/11/1977	15/10/2013	15/08/2013	20	$18,532.96	$27.00	$1,000.00	11
32D02	Joannes	0006	0035	CL 3705221	01/11/1977	16/10/2013	16/08/2013	20	$18,498.72	$27.00	$1,000.00	11
32D02	Joannes	0006	0036	CL 3705222	01/11/1977	16/10/2013	16/08/2013	20	$18,498.72	$27.00	$1,000.00	11
32D02	Joannes	0006	0037	CL 3705223	01/11/1977	16/10/2013	16/08/2013	20	$18,498.72	$27.00	$1,000.00	11
32D02	Joannes	0006	0038	CL 3705224	01/11/1977	16/10/2013	16/08/2013	20	$18,498.72	$27.00	$1,000.00	11
32D02	Joannes	0006	0039	CL 3705231	01/11/1977	16/10/2013	16/08/2013	20	$18,095.97	$27.00	$1,000.00	11
32D02	Joannes	0006	0040	CL 3705232	01/11/1977	16/10/2013	16/08/2013	20	$18,495.97	$27.00	$1,000.00	11
32D02	Joannes	0006	0041	CL 3705233	01/11/1977	16/10/2013	16/08/2013	20	$18,495.97	$27.00	$1,000.00	11
32D02	Joannes	0007	0026	CL 3707441	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0027	CL 3707442	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0030	CL 3707443	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0031	CL 3707444	15/02/1978	27/01/2013	27/11/2012	40	$6,339.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0024	CL 3707591	15/02/1978	27/01/2013	27/11/2012	40	$3,239.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0025	CL 3707592	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0028	CL 3707593	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0029	CL 3707594	15/02/1978	27/01/2013	27/11/2012	40	$5,639.85	$53.00	$2,500.00	11
32D02	Joannes	0006	0032	CL 3707621	15/02/1978	29/01/2013	29/11/2012	20	$22,839.82	$27.00	$1,000.00	11
32D02	Joannes	0006	0033	CL 3707622	15/02/1978	29/01/2013	29/11/2012	20	$22,839.82	$27.00	$1,000.00	11
32D02	Joannes	0006	0034	CL 3707623	15/02/1978	29/01/2013	29/11/2012	20	$22,839.82	$27.00	$1,000.00	11
32D02	Joannes	0006	0035	CL 3707624	15/02/1978	29/01/2013	29/11/2012	20	$10,339.82	$27.00	$1,000.00	11
32D02	Joannes	0006	0028	CL 3707651	15/02/1978	29/01/2013	29/11/2012	20	$64,814.99	$27.00	$1,000.00	11
32D02	Joannes	0006	0029	CL 3707652	15/02/1978	29/01/2013	29/11/2012	20	$67,214.99	$27.00	$1,000.00	11
32D02	Joannes	0006	0030	CL 3707653	15/02/1978	29/01/2013	29/11/2012	20	$67,214.99	$27.00	$1,000.00	11
32D02	Joannes	0006	0031	CL 3707654	15/02/1978	29/01/2013	29/11/2012	20	$65,608.33	$27.00	$1,000.00	11
32D02	Joannes	0006	0020	CL 3708001	15/02/1978	27/01/2013	27/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0006	0021	CL 3708002	15/02/1978	27/01/2013	27/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0006	0022	CL 3708003	15/02/1978	27/01/2013	27/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0006	0023	CL 3708004	15/02/1978	27/01/2013	27/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0032	CL 3708141	15/02/1978	28/01/2013	28/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0033	CL 3708142	15/02/1978	28/01/2013	28/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0034	CL 3708143	15/02/1978	28/01/2013	28/11/2012	20	$18,389.85	$27.00	$1,000.00	11

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NTS	Township	RANG	LOT	Title	Entry Date	Expiry Date	Renewal Date	Area (Ha)	Credits	Mining Right	Work Required	Renewals
32D02	Joannes	0007	0035	CL3708144	15/02/1978	28/01/2013	28/11/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0006	0023	CL3717651	12/06/1978	13/05/2013	13/03/2013	20	$90,230.26	$27.00	$1,000.00	11
32D02	Joannes	0006	0022	CL3717652	12/06/1978	13/05/2013	13/03/2013	20	$97,430.26	$27.00	$1,000.00	11
32D02	Joannes	0006	0021	CL3717653	12/06/1978	13/05/2013	13/03/2013	20	$77,630.26	$27.00	$1,000.00	11
32D02	Joannes	0007	0032	CL3887691	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0033	CL3887692	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0034	CL3887693	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0035	CL3887694	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0036	CL3887701	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0037	CL3887702	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0038	CL3887703	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0039	CL3887704	17/11/1980	28/10/2012	28/08/2012	20	$18,389.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0040	CL3951391	17/11/1980	29/10/2012	29/08/2012	20	$18,039.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0041	CL3951392	17/11/1980	29/10/2012	29/08/2012	20	$18,039.85	$27.00	$1,000.00	11
32D02	Joannes	0007	0042	CL3951393	17/11/1980	29/10/2012	29/08/2012	40	$8,439.85	$53.00	$2,500.00	11
32D02	Joannes	0007	0043	CL3951394	17/11/1980	29/10/2012	29/08/2012	40	$8,439.85	$53.00	$2,500.00	11
32D02	Joannes	0006	0052	CL5109718	25/08/1995	24/08/2013	24/06/2013	40	$-	$53.00	$2,500.00	8
32D02	Joannes	0006	0054	CL5109719	25/08/1995	24/08/2013	24/06/2013	40	$-	$53.00	$2,500.00	8
32D02	Joannes	0006	0053	CL5109720	25/08/1995	24/08/2013	24/06/2013	40	$-	$53.00	$2,500.00	8
32D02	Joannes	0006	0045	CL5110884	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0046	CL5110885	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0047	CL5110886	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0048	CL5111706	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0049	CL5111708	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0050	CL5111709	18/09/1993	17/09/2013	18/07/2013	40	$-	$53.00	$2,500.00	9
32D02	Joannes	0006	0051	CL5111710	20/07/1995	19/07/2013	19/05/2013	40	$-	$53.00	$2,500.00	8
32D02	Joannes	6	25	CL5215033	06/12/1999	01/07/2012	01/05/2012	42.55	$154,928.30	$53.00	$1,800.00	4
32D02	Joannes	6	24	CL5215038	06/12/1999	01/07/2012	01/05/2012	42.6	$125,661.29	$53.00	$1,800.00	4
32D02	Joannes	0007	0023	CL5217916	30/04/1998	29/04/2012	28/02/2012	40	$58,749.11	$53.00	$2,500.00	6
32D02	Joannes	0007	0017	CL5217917	25/06/1999	24/06/2013	24/04/2013	40	$8,312.99	$53.00	$2,500.00	6
32D02	Joannes	0007	0010	CL5217918	30/04/1998	29/04/2012	28/02/2012	40	$-	$53.00	$2,500.00	6
32D02	Joannes	0007	0011	CL5217919	30/04/1998	29/04/2012	28/02/2012	40	$-	$53.00	$2,500.00	6
32D02	Joannes	0007	0018	CL5219048	30/04/1998	29/04/2012	28/02/2012	40	$-	$53.00	$2,500.00	6
32D02	Joannes	0007	0019	CL5219049	30/04/1998	29/04/2012	28/02/2012	40	$-	$53.00	$2,500.00	6
32D02	Joannes	0007	0020	CL5219050	30/04/1998	29/04/2012	28/02/2012	40	$-	$53.00	$2,500.00	6
32D02	Joannes	0007	0021	CL5219051	30/04/1998	29/04/2012	28/02/2012	40	$5,098.31	$53.00	$2,500.00	6
32D02	Joannes	0007	0022	CL5219052	30/04/1998	29/04/2012	28/02/2012	40	$5,098.30	$53.00	$2,500.00	6
32D02	Joannes	0007	0016	CL5226673	25/06/1999	24/06/2013	24/04/2013	40	$40,177.48	$53.00	$2,500.00	6

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NTS	Township	RANG	LOT	Title	Entry Date	Expiry Date	Renewal Date	Area (Ha)	Credits	Mining Right	Work Required	Renewals
32D02	Joannes	0007	0015	CL 5226674	21/09/1999	20/09/2013	21/07/2013	40	$25,978.07	$53.00	$2,500.00	6
32D02	Joannes	0007	0014	CL 5226675	21/09/1999	20/09/2013	21/07/2013	40	$27,767.38	$53.00	$2,500.00	6
32D02	Joannes	0007	0013	CL 5226676	21/09/1999	20/09/2013	21/07/2013	40	$1,302.22	$53.00	$2,500.00	6
32D02	Joannes	0007	0012	CL 5226677	21/09/1999	20/09/2013	21/07/2013	40	$11,481.07	$53.00	$2,500.00	6
32D02	Bousquet	0029	0013	CL 5271785	04/03/2009	03/03/2013	01/01/2013	16	$3,323.48	$27.00	$500.00	1
32D02	Bousquet	0030	0014	CL 5271786	04/03/2009	03/03/2013	01/01/2013	16	$2,839.10	$27.00	$500.00	1
32D02	Bousquet	0030	0015	CL 5271787	04/03/2009	03/03/2013	01/01/2013	16	$2,977.49	$27.00	$500.00	1
32D02	Bousquet	0029	0014	CL 5271788	04/03/2009	03/03/2013	01/01/2013	16	$4,430.66	$27.00	$500.00	1
32D02	Bousquet	0029	0015	CL 5271789	04/03/2009	03/03/2013	01/01/2013	16	$3,531.09	$27.00	$500.00	1
32D02	Bousquet	0029	0016	CL 5271790	04/03/2009	03/03/2013	01/01/2013	16	$5,468.65	$27.00	$500.00	1
32D02	Bousquet	0028	0015	CL 5271791	04/03/2009	03/03/2013	01/01/2013	16	$3,392.69	$27.00	$500.00	1
32D02	Bousquet	0030	0006	CL 5275542	04/03/2009	03/03/2013	01/01/2013	16	$2,908.29	$27.00	$500.00	1
32D02	Bousquet	0030	0005	CL 5275543	04/03/2009	03/03/2013	01/01/2013	16	$2,700.71	$27.00	$500.00	1
32D02	Bousquet	0030	0004	CL 5275544	04/03/2009	03/03/2013	01/01/2013	16	$2,631.50	$27.00	$500.00	1
32D02	Bousquet	0029	0004	CL 5275545	04/03/2009	03/03/2013	01/01/2013	16	$2,977.50	$27.00	$500.00	1
32D02	Bousquet	0029	0003	CL 5275546	04/03/2009	03/03/2013	01/01/2013	16	$2,562.30	$27.00	$500.00	1
32D02	Bousquet	0030	0003	CL 5275547	04/03/2009	03/03/2013	01/01/2013	16	$2,562.30	$27.00	$500.00	1
32D02	Bousquet	0030	0002	CL 5275548	04/03/2009	03/03/2013	01/01/2013	16	$2,562.30	$27.00	$500.00	1
32D02	Bousquet	0029	0002	CL 5275549	04/03/2009	03/03/2013	01/01/2013	16	$3,115.89	$27.00	$500.00	1
32D02	Bousquet	0029	0001	CL 5275550	04/03/2009	03/03/2013	01/01/2013	16	$2,977.50	$27.00	$500.00	1
32D02	Bousquet	0028	0014	CL 5276061	04/03/2009	03/03/2013	01/01/2013	11.2	$2,404.79	$27.00	$500.00	1
32D02	Bousquet	0030	0007	CL 5276062	04/03/2009	03/03/2013	01/01/2013	16	$3,600.27	$27.00	$500.00	1
32D02	Bousquet	0029	0007	CL 5276063	04/03/2009	03/03/2013	01/01/2013	16	$3,254.28	$27.00	$500.00	1
32D02	Bousquet	0028	0007	CL 5276064	04/03/2009	03/03/2013	01/01/2013	16	$3,115.89	$27.00	$500.00	1
32D02	Bousquet	0027	0007	CL 5276065	04/03/2009	03/03/2013	01/01/2013	16	$3,185.08	$27.00	$500.00	1
32D02	Bousquet	0026	0007	CL 5276066	04/03/2009	03/03/2013	01/01/2013	16	$3,185.08	$27.00	$500.00	1
32D02	Bousquet	0030	0008	CL 5276067	04/03/2009	03/03/2013	01/01/2013	16	$3,531.08	$27.00	$500.00	1
32D02	Bousquet	0029	0008	CL 5276068	04/03/2009	03/03/2013	01/01/2013	16	$4,015.45	$27.00	$500.00	1
32D02	Bousquet	0028	0008	CL 5276069	04/03/2009	03/03/2013	01/01/2013	16	$3,669.46	$27.00	$500.00	1
32D02	Bousquet	0027	0008	CL 5276070	04/03/2009	03/03/2013	01/01/2013	16	$3,185.07	$27.00	$500.00	1
32D02	Bousquet	0026	0008	CL 5276071	04/03/2009	03/03/2013	01/01/2013	16	$2,908.28	$27.00	$500.00	1
32D02	Bousquet	0030	0009	CL 5276072	04/03/2009	03/03/2013	01/01/2013	16	$3,600.27	$27.00	$500.00	1
32D02	Bousquet	0029	0009	CL 5276073	04/03/2009	03/03/2013	01/01/2013	16	$3,185.07	$27.00	$500.00	1
32D02	Bousquet	0028	0009	CL 5276074	04/03/2009	03/03/2013	01/01/2013	16	$3,046.68	$27.00	$500.00	1
32D02	Bousquet	0027	0009	CL 5276075	04/03/2009	03/03/2013	01/01/2013	16	$2,631.49	$27.00	$500.00	1
32D02	Bousquet	0026	0009	CL 5276076	04/03/2009	03/03/2013	01/01/2013	16	$3,115.88	$27.00	$500.00	1
32D02	Bousquet	0030	0010	CL 5276078	04/03/2009	03/03/2013	01/01/2013	16	$2,977.49	$27.00	$500.00	1
32D02	Bousquet	0029	0010	CL 5276079	04/03/2009	03/03/2013	01/01/2013	16	$2,977.49	$27.00	$500.00	1

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Appendix B: ALS Minerals (Chemex) Analytical Protocols

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Fire Assay Procedure – Au-AA23 & Au-AA24

Fire Assay Fusion, AAS Finish

Sample Decomposition:	Fire Assay Fusion (FA-FUS01 & FA-FUS02)
Analytical Method:	Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA23	Gold	Au	ppm	30	0.005	10.0	Au-GRA21
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

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Fire Assay Procedure – Ag-GRA21, Ag-GRA22, Au-GRA21 and Au-GRA22
Precious Metals Gravimetric Analysis Methods

Sample Decomposition:	Fire Assay Fusion (FA-FUSAG1, FA-FUSAG2, FA-FUSGV1 and FA-FUSGV2)
Analytical Method:	Gravimetric

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Method Code	Element	Symbol	Units	Sample Weight (g)	Detection Limit	Upper Limit
Ag-GRA21	Silver	Ag	ppm	30	5	10,000
Ag-GRA22	Silver	Ag	ppm	50	5	10,000
Au-GRA21	Gold	Au	ppm	30	0.05	1000
Au-GRA22	Gold	Au	ppm	50	0.05	1000

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Geochemical Procedure – ME-AA45
Atomic Absorption Spectroscopy – Aqua Regia Digestion

Sample Decomposition:	HNO3 – HCl Aqua Regia Digestion (GEO-AR01)
Analytical Method:	Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 g) is digested with aqua regia for 45 minutes in a graphite heating block.  After cooling, the resulting solution is diluted to 12.5 mL with demineralised water, mixed and analysed by atomic absorption spectrometry.

Note: Although some base metals may dissolve quantitatively in the majority of geological matrices, data reported from an aqua regia digestion should be considered as representing only the leachable portion of a particular analyte. The recovery percentage of many analytes from more resistive minerals can be very low, but the acid leachable portion can be an excellent exploration too.

Element	Symbol	Units	Lower Limit	Upper Limit	Default Overlimit Method
Silver	Ag	ppm	0.2	100	Ag-AA46
Arsenic	As	ppm	5	10000	As-AA46
Cobalt	Co	ppm	1	10000	Co-AA62
Copper	Cu	ppm	1	10000	Cu-AA46
Molybdenum	Mo	ppm	1	10000	Mo-AA46
Nickel	Ni	ppm	1	10000	Ni-AA62
Lead	Pb	ppm	1	10000	Pb-AA46
Zinc	Zn	ppm	1	10000	Zn-AA46

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Assay Procedure – ME-AA46
Evaluation of Ores and High Grade Materials by Aqua Regia Digestion – AAS

Sample Decomposition:	Aqua Regia Digestion (ASY-AR01)
Analytical Method:	Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4) g is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250) mL with demineralised water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

Element	Symbol	Units	Lower Limit	Upper Limit	Default Over Limit Method
Silver	Ag	ppm	1	1500	Ag-GRA21
Arsenic	As	%	0.01	30
Bismuth	Bi	%	0.001	30
Cadmium	Cd	%	0.0001	10
Cobalt	Co	%	0.001	50
Copper	Cu	%	0.001	50
Iron	Fe	%	0.01	100
Manganese*	Mn	%	0.01	50
Molybdenum	Mo	%	0.001	10
Nickel	Ni	%	0.001	50
Lead	Pb	%	0.001	30
Antimony	Sb	%	0.01	20
Zinc	Zn	%	0.001	60
   * Element generally reported as oxide.

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Appendix C: General arrangement plot plan of the Joanna Site

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Appendix D: Stakeholders Participation to the Possible Development of the Joanna Project

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PRE-FEASIBILITY STUDY RECOMMENDATIONS

MINES AURIZON LTD

November 2009

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Stakeholders participation

Stakeholders	Individual meeting	Dialogue workshops (from 09/09/28 to 09/10/02)					Plenary session (09/11/30)
Ecologist groups	Action boréale de l'Abitibi-Témiscamingue - ABAT	09/05/2012			X			X
	Coalition pour que le Québec ait meilleure mine !	09/06/2025				X	X	X
Socio-environmental concertation groups	Conseil régional en environnement de l'Abitibi-Témiscamingue - CREAT	09/05/2011	X	X				X
	Groupe Éco citoyen de Rouyn-Noranda - GECO	09/05/2013	X			X	X	X
	Regroupement d'éducation populaire de l'Abitibi-Témiscamingue - REPAT	09/09/2009				X		
Socio-economical groups	Conférence régionale des élus de l'Abitibi-Témiscamingue - CRÉ	09/06/2026	X	X	X		X	X
	Table régionale sur les ressources minérales - TRRM	09/06/2026	X	X	X	X	X	X
Land users and residents	Abitibiwinni First Nation Council	09/04/2022						
	Long Point First Nation	09/06/2017						
	McWatters and Bousquet lake residents	09/09/2021	X					X
	Vaudray-Joannès lakes association of residents, executive committee	09/06/2011	Site visit					X
	Vaudray-Joannès lakes association of residents, Joanna project committee	09/06/2011	X	X	X	X	X	X
Municipal authorities and services	Mayors and municipal councillors - Abitibi region	09/09/2008						X
	Rouyn-Noranda territory management service	09/06/2023		X	X	X	X	
	Rouyn-Noranda watershed management service	09/09/2001	X	X		X		X
	Rouyn-Noranda regional airport service	09/08/2020						
Governmental authorities and services	Provincial and federal authorities - Abitibi Region	09/04/2010						X
	Ministère du Développement durable de l'Environnement et des Parcs - MDDEP	periodic		X				X
	Ministère des Ressources naturelles et de la Faune - MRNF Regional office	09/08/1931			X			
	Ministère des Ressources naturelles et de la Faune - MRNF	periodic	X					X
	Ministère des Transports du Québec - MTQ Regional office	09/08/2026						
	Environnement Canada	-	Site visit					
Economical groups	Centre local de développement de Rouyn-Noranda - CLDRN	09/08/2020						
	Chambers of commerce - Abitibi Region	periodic						X
Mining Industry	Association minière du Québec - AMQ	periodic						
	Association minière du Québec - Environment - AMQ	periodic			X			
	Association de l'exploration minière du Québec - AEMQ	09/06/2008						
	Réseau d'expertise en innovation minière - MISA	09/06/2019						X
Scientific research institutions	Unité de recherche et de services en technologie minérale - URSTM	09/05/2025				X	X	X
	Institut des sciences de l'environnement - UQAM	-			X			
	Université du Québec en Abitibi-Témiscamingue - UQAT	09/06/2023			X			X
	Geological survey of Canada - GSC	-			X			
	Société des eaux souterraines en Abitibi-Témiscamingue - SESAT	-	X	X	X		X	X
Lead advisors	BBA – Pre-feasibility study	ongoing	X	X				
	Groupe Roche – Environmental advisor	ongoing	X	X	X	X	X	X
Aurizon Mines	Board of Directors	ongoing						
	Technical team	ongoing	X	X	X	X	X	X
	Employees	ongoing	X					X
	Global development committee	ongoing	X	X	X	X	X	X
	Direction	ongoing	X	X	X	X	X	X

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1.           Local and Global Environmental Issues
-Treatment and containment of sulphide tailings

-	Heard and understood that Hosco deposit ore processing involves the flotation of arsenic sulphides followed by processing of the concentrate obtained.

-	Heard and understood that concentrate tailings processing may have the potential of acid mine drainage and arsenide leaching.

-	Heard and understood that desulphurized tailings have a lower potential of acid drainage and leaching.

-
Heard and understood that to minimize these impacts, mine waste management provides for disposal in two ponds: a large low-risk pond for low sulphide tailings and a smaller pond for reactive arsenic and sulphide tailings.

-	Heard and understood that the risks associated with a small covered tailings pond can be managed more easily.

-	Heard and understood that the choice of the location of the covered tailings pond should consider the use of the impermeability of clay deposits for improved waterproofing.

-
Heard and understood that during the operations, pumping of underground water, sidetracking of surface water and follow-up of the water quality criteria will ensure adequate risk management of the water table.

-	Heard and understood that the containment of sulphide tailings will require improved management during and after the operations.

-
Heard and understood that the physical characteristics on the Hosco and Casa Berardi sites, including clay deposit impermeability and the location of operations in a topographic valley, diminishes the risks associated with the treatment and containment of concentrate tailings.

-	Heard and understood that the monitored management of the sulphide tailings pond can be done on or off site and the choice of pond location must be based on site characteristics.

-	Heard and understood that Aurizon’s Casa Berardi site has an arsenide tailings pond.

-	Heard and understood that Hosco is located in an environmentally sensitive area with a biodiversity corridor and an esker, which require more thorough characterization.

- Local and general considerations

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Heard and understood that the off-site management of sulphide tailings would require transporting them over a distance and involve increased risks of accidents and spillage along the way and the need to comply with specific transport standards.

Heard and understood that a study of options for transporting the concentrate, which include using the existing rail network, conveyors, the construction of a pipeline and trucking, has been conducted.

Heard and understood that transporting sulphide rich concentrate by truck would follow Highway 117 and in particular along Côte Joanna, which is considered a dangerous segment by the area residents.

Heard and understood that transporting sulphide rich concentrate by truck would lead to increased traffic on Highway 117 and put an additional 10 to 15 trucks on the road per day.

Heard and understood that all the costs must be considered while analyzing transportation options, including increased danger, environmental noise, speed of road deterioration and greenhouse gas emissions.

Heard and understood that the decision between impacting a new site or transporting the higher arsenide concentrate within the region must take into account "overall" costs, including all the social, environmental, and economic costs and benefits from project concept through post-remediation.

Heard and understood that the long-term geochemical performance of sulphide tailings remains to be discovered and research trends in centres in Abitibi-Témiscamingue are going in this direction.

Recommendation #1 - Local and global environmental issues

Although the Pre-Feasibility Study tends to favour the off-site option, the Feasibility Study must determine whether the analysis of the social, environmental and economic costs and benefits justifies the location chosen for the handling of concentrate and tailings disposal, and must assess whether, based on the “overall” costs, the on-site treatment and disposal option should be selected instead.

2.           Groundwater Resource Protection

- Potential risks to the groundwater resource

Heard and understood that the project is located 3 kilometres downstream from the Vaudray-Joannès esker.

Heard and understood that the regional underground water flows from east to west except around the esker where it flows from north to south.

Heard and understood that the esker's water table is higher than that in the sector for the proposed pit.

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Heard and understood that local hydrogeological parameters will be modified as the project advances.

Heard and understood that the operations provide for the closed-circuit recirculation of the process water, thus limiting the draw-off of fresh water from the area.

Heard and understood that the dewatering around the pit during mineral excavation requires pumping underground water before and during mining operations.

Heard and understood that the end of mining operations will signify the end of pumping underground water and the pre-existing hydrogeological conditions will gradually be restored to their normal balance.

Heard and understood that there is a sand and gravel horizon similar to the material normally found in eskers at the bottom of the superficial deposit above the proposed pit and this layer of granular material could be connected to the esker.

Heard and understood that the possible connectivity between the aggregate base and the Vaudray-Joannès esker may pose a potential risk to the flow and quality of water from the esker.

Heard and understood that the esker water may be contaminated by human activities as the esker's permeable deposits are well exposed over a long distance.

Heard and understood that the esker containment and supply conditions make it a good quality underground water reservoir and the esker would possibly drain a potable water source.

Heard and understood that it is a requirement to characterize the esker's hydrogeological properties and to proceed with the evaluation of the project's impact on the flow, drainage and quality of underground water.

-Groundwater resource protection

Heard and understood that 67% of the population of the Abitibi-Témiscamingue region draws potable water from underground water sources.

Heard and understood that eskers in the Abitibi region are an integral part of the environmental heritage and a source of regional pride.

Heard and understood that the residents demand to be kept aware of, and informed about, issues concerning underground water protection.

Heard and understood that a specific agreement on the development of underground water resources in the Abitibi-Témiscamingue region allows local organizations to make long-term commitments in research and governance issues.
Heard and understood that the recent mining strategy undertaken by the Ministère des Ressources Naturelles et de la Faune du Québec is geared towards the protection of eskers in the Abitibi region.

Heard and understood that the exhaustive characterization of eskers is a prerequisite for the protection of underground water resources.

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-Loss of wetlands

Heard and understood that wetlands cover 10 to 20% of the Abitibi region.

Heard and understood that pumping underground water, the sidetracking of surface water and the use of the area for infrastructure will lead to the loss of a wetland and affect a sizeable part of a peat bog.

Heard and understood that the environmental characterization and ecological value of the peat bog must be documented exhaustively before the environment is modified.

Heard and understood that ecological inventories carried out todate have not shown that any flora is endangered or vulnerable or likely to be so designated.

Heard and understood that the current regulation established by the Ministère du Développement durable, de l'Environnement et des Parcs du Québec stipulates that the loss of wetlands must be compensated.

Recommendation #2 - Groundwater resource protection

The project Feasibility Study must confirm for the Ministère du Développement durable de l’Environnement et des Parcs du Québec that it will be possible to compensate for wetland loss by characterizing the esker located at Vaudray-Joannès Lakes,that the knowledge that is acquired will be harnessed, and that groundwater resources will be protected.Knowledge acquisition and raising the awareness of the population must be based on a collaborative approach with community organizations.

3.           Operations that Reflect Tomorrow’s Values

- Participation of stakeholders in risk identification

Heard and understood that the attainment of social, environmental and economic gains requires the region to support the mining development and to bear the environmental risks.

Heard and understood that the current status of environmental receptors, including soils, sediments and underground and surface water must be characterized and documented exhaustively to determine the pre-existing conditions and their ability to withstand environmental risks.

Heard and understood that the identified risks involving pumping underground water target the direction of flow, recharge and quality of water from the esker, residential wells and the McWatters municipal well.

Heard and understood that the identified risks relate to blasting operations and the potential effects of rock fissure on the flow and quality of water in residential wells, vibration on ground stability, the railway and the structural foundations of homes in the area, as well as the safety aspects for the air corridor.

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Heard and understood that the stakeholders have identified risks related to noise impact from the mining operations and increased heavy vehicle traffic on Highway 117.

Heard and understood that the risk of increased danger on Highway 117 in the area around Côte Joanna is associated with the off-site transportation of concentrate and the movement of workers.

Heard and understood that the identified risks related to the dominant wind blowing dust are linked to the contamination of surface water, sediment, soil and peat bog as well as the bioaccumulation of dust by plant species which are subsequently ingested by wildlife.

Heard and understood that the dust mainly comes from blasting operations, crushing and grinding, erosion of tailings ponds, trucking and site access roads and the dust may contain traces of metal.

Heard and understood that the risk of contamination by industrial waters has been identified and will be the subject of a more exhaustive evaluation covering the potential impacts on the quality of water in residential wells, peat bogs and local waterways.

Heard and understood that the large-scale contamination of surface water will be mitigated by concentrating operations within one watershed.

Heard and understood that the risk associated with the weight of waste piles and infrastructure on the stability of organic material and clay deposits has been raised and the impact on the flow of surface water to other watersheds has to be studied.

Heard and understood that the regional topography and vegetation density currently serve as natural visual screens and the project concept should consider the use of natural landscape features in order to mitigate the visual impact of the operations.

Heard and understood that the project development might affect the value of neighbouring properties and local residents have identified the loss of the quality of life as one of the major social risks.

Heard and understood that the risks identified (including visual impact, noise and vibration aspects, contamination of environmental receptors, loss of wildlife habitat and quality of life) can be controlled when managed individually.

Heard and understood that the cumulative effect of identified risks (including visual impact, noise and vibration aspects, contamination of environmental receptors, loss of wildlife habitat and quality of life) could lead to unforeseen events and it is necessary to have a contingency plan.

Heard and understood that the effect of climatic fluctuations must be integrated into the site management and that based on the current assessment of major environmental concerns, this management would be a major issue.
Heard and understood that the energy requirements will have to be quantified for each phase of development and energy efficient alternatives should be considered in order to minimize greenhouse gas emissions, among other things.

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Heard and understood that stakeholders have identified stock market fluctuations of gold prices as a likely risk of abandoning the project during the construction or production phase and a potential risk of non-compliance with commitments.

Heard and understood that depositing the full financial guarantee necessary to restore the pit and other affected areas would contribute to diminishing these risks.

-           Participation of stakeholders in risk evaluation

Heard and understood that all the social, environmental and economic risks related to the Joanna development must include short-, medium- and long-term analyses.

Heard and understood that the evaluation of identified risks must involve all stakeholders.

Heard and understood that the active participation of stakeholders in the evaluation of identified risks requires a clear vision of the cumulative effects of the risks.

Heard and understood that whenever applicable, modeling methods will facilitate the assessment of all the risks associated with the project based on time, space and critical factors.

Heard and understood that stakeholders should be able to use simulated evaluation tools to analyze the identified risks related to underground water, noise and visual impacts, dust dispersal, vibration, soil stability and danger on Highway 117.

Heard and understood, in the face of knowledge of the risks involved, the implementation of adequate mitigation measures and continuous information follow-up will allow for a secure management of individual risks.

-           Heard and understood that controlled risk management should take into account all immediate and cumulative effects while making contingency plans so that the latter respond to all situations effectively.

Heard and understood that the current regulation, design criteria, operators’ accountability and controlled management will lead to better risk and impact management.

-           Participation of stakeholders in risk management

Heard and understood that the participation of stakeholders in the development's strategic phases, including the evaluation and environmental impact assessment procedures, would result in optimized decision making.

Heard and understood that stakeholders’ participation should enable the traceability of decisions concerning priority issues and selected options.

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Heard and understood that the priority issues are based on current and future regional needs that require an exchange of information and the acquisition of knowledge through the development of evaluation tools and follow-up.

Heard and understood that adequate funding should be allocated to the development of tools and financing participation to enable organizations and stakeholders concerned with the project to participate independently.

Heard and understood that environmental knowledge and awareness building fall within the notion of social gain.

Recommendation #3 - Operations that reflect tomorrow’s values

The Feasibility Study must be based on risk assessment tools and, when applicable, simulations that provide a knowledgeable perspective of the effects on health and safety, environmental receptors, infrastructures, and quality of life. In addition, the cumulative aspect of the overall risks must be evaluated in the feasibility study in order to determine mitigation strategies and the necessary monitoring of controlled management.

4.           Optimization of Restoration Scenarios

- Biodiversity considerations

Heard and understood that the protected area around Vaudray-Joannès lakes is an officially recognized biodiversity reserve and its northern boundary lies 1 kilometre south of the project site.

Heard and understood that the Aiguebelle National Park is located 20 kilometres north of the project and rocky escarpments, lakes, peat bogs and forest sites are part of the protected ecosystem.

Heard and understood that a natural link ensuring the movement of species between the protected area to the south and the Aiguebelle Park to the north form a biodiversity corridor and satellite image observations suggest that it follows the relief created by the Vaudray-Joannès esker.

Heard and understood that the peat bog impacted by the project could be used as a wildlife passage within the biodiversity corridor and consequently, the project development may change the path of the corridor.

Heard and understood that a biodiversity corridor is not permanent and the routes followed by animals change regularly.

Heard and understood that biodiversity conservation calls for connectivity between habitats.

Heard and understood that the surface infrastructure must be laid out in a way that minimizes the territorial footprint and prevents habitat fragmentation.

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Heard and understood that the loss of biodiversity on the site during operations is inevitable due to disruptions occasioned by mine development.

Heard and understood that the results of experimental fishing conducted in 2007 and 2009 as well as information gathered from reviewing aerial maps and photographs suggest that no waterways that constitute fish habitat will be directly affected by the project execution.

Heard and understood that a change in the local hydrography and a drop in the underground water level would disrupt the regional ecosystem.

Heard and understood that the many waterways and wetlands in the region are potential nesting and reproduction areas for waterfowl.

-           Heard and understood that the Rouyn-Noranda Airport has a wildlife management plan developed to deal with bird strike hazard and noise from mining operations could affect wildlife behaviour in the region.

Heard and understood that biodiversity conservation must be harmonized with the existing ecosystems and wildlife management plans.

Heard and understood that the assessment of the environmental value of the affected region, and all aspects related to the conservation of common ecosystems, should be incorporated into the site management plan from concept through post-restoration.

Heard and understood that the loss of biodiversity could be compensated by protecting habitats located outside the project limits and within the biodiversity corridor.

Heard and understood that the creation of protected areas on private or public land may go towards compensating the loss of land for future generations and fit into the broad notion of environmental gain.

Heard and understood that investment in the conservation of the biodiversity corridor itself would be beneficial to the region and the sustainability of the link between the national park to the north and the biodiversity reserve to the south could fit into the broad notion of environmental gain.

-           Restoration options

Heard and understood that the site restoration plan should involve local participation in order to avoid land use conflicts.

Heard and understood that the primary function of the sector of around Côte Joanna calls for biodiversity conservation and protection of the underground water resource.

Heard and understood that the area has a real attractiveness as a holiday, hunting and recreational fishing destination.

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Heard and understood that the peak of the Côte Joanna is an exceptional geo-touristic site and one of the highest observation points in the region.

Heard and understood that restoring the pit and creating an ecosystem upstream of a watershed is an interesting challenge.

Heard and understood that the development of the pit could incorporate the creation of a fish habitat in a rocky area by introducing non-native species that belong to the common ecosystem.

Heard and understood that the hydrographical conditions and the control of water geochemical properties are a major challenge to enable the establishment of a fish habitat and the analysis of the social, environmental and economic costs and benefits of the post-restoration follow-up is necessary.

Heard and understood that the creation of a permanent stream to the pit at the end of mining operations should be harmonious with the airport wildlife management plan.

Heard and understood that the complete flooding or filling of the pit are not the only solutions and different options will have to be considered.

Heard and understood that the potential of reclaiming excavated material should be considered with a view to progressively minimizing and reducing the footprint.

Heard and understood that superficial deposits and organic soil will be available for site restoration.

Heard and understood that the excavation left by the pit could be used for controlled management of tailings and tailings containing material with high arsenic content whose long-term geochemical behaviour is unknown.

Heard and understood that low-grade ore and potentially, tailings with high arsenide levels, can be processed at the end of the mine life in order to float the sulphides and increase long-term stability.

Heard and understood that the complete filling of the pit will produce greenhouse gas emissions and an analysis of the overall costs should be carried out.

Heard and understood that the excess material that cannot be reclaimed during the progressive site restoration or filling of the pit can be part of an evaluation study for other usage.

Heard and understood that the accumulation areas will be re-vegetated and a continuous restoration approach will contribute to reducing the territorial footprint.

Heard and understood that the creation of a stream, whose features and usage are yet to be determined, is provided for in the pit restoration during the pre-feasibility phase.

Heard and understood that the restoration of the pit and affected areas must be in keeping with the landscape, the needs of local users, respect of ecosystems and should ideally contribute to biodiversity conservation.

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Recommendation #4 - Optimization of restoration scenarios

The project feasibility must validate, with specialized organizations, the possibility of integrating biodiversity corridor maintenance in the restoration plan. The plan must be developed based on an ecosystemic approach, with the aim of minimizing and gradually reducing the footprint, while at the same time meeting the needs of land users.

5.           Resource Management that is Responsive to Community Needs

- Responsibility and commitment

Heard and understood that the participatory approach has made it possible to identify a range of issues, including technical aspects that are directly or indirectly applicable to the Joanna project, operational management issues that may target the company and regional organizations and organizational issues targeting coordinating authorities.

Heard and understood that the decisions affecting site-specific technical and operational management issues shall take into consideration, inter alia, the position of coordinating authorities who will be responsible for the site after the post-closure stage.

Heard and understood that the stakeholders have made known that Aurizon Mines must develop framework recommendations for the pre-feasibility study and incorporate comments received during the hearing sessions.

Heard and understood that the stakeholders made 177 comments and proposals based on the twelve global development principles during the hearings.

Heard and understood that recommendations that fall outside the company's jurisdiction should be forwarded to the relevant authorities and regional organizations.

Heard and understood that technical and management decisions should be handled separately and must comply with the same traceability criteria.

-           Participation in operational management decisions

Heard and understood that the stakeholders have not demonstrated an interest in setting up a technical monitoring committee during this project phase.

Heard and understood that the stakeholders have, on the other hand, demonstrated an interest in continuing the participatory approach during the project's strategic development phases.

Heard and understood that preparation of the environmental impact study could be done in conjunction with the stakeholders and the firm commissioned to conduct the study.

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Heard and understood that the step-by-step participation could take place outside the committee.

Heard and understood that the performance indicators could be developed with local involvement and the results for each measured indicator should be released to the public.

Heard and understood that the awareness raising, information and knowledge acquisition phase should be implemented in collaboration with the local community to ensure accessibility.

-Technical monitoring committee

Heard and understood that the stakeholders have expressed the need to set up a multilateral monitoring committee that will assist the Aurizon Mines team in the management of technical risks after obtaining permits from the relevant government authorities.

Heard and understood that the monitoring committee could evaluate, inter alia, the parameters for the quality of surface and underground water, maintenance of quality of life, the performance of impact mitigation measures and the advancement of progressive restoration immediately after the creation of the committee.

Heard and understood that the information, result dissemination and awareness rising phase may then fall within the mandate of the multilateral technical monitoring committee.

Heard and understood that the environmental performance indicators and the control of the quality of measurement acquisition methods may be made public.

-Independent committee

Heard and understood that the residents along Highway 117 in the area of the project and around the Vaudray-Joannès and Bousquet lakes have confirmed an interest in the creation of an independent committee.

Heard and understood that the main objective of the independent committee would be to monitor the project development from start of construction through site closure.

Heard and understood that there are mixed opinions as to the relevance of creating an independent committee as soon as possible and the option of waiting for the start of construction work.

Heard and understood that the relevance of establishing an independent committee as soon as possible lies in the need for residents to receive correct information to allow them to address their recommendations.

Heard and understood that the independent committee should have a mechanism for introducing new members.

Heard and understood that a representative of Aurizon Mines could sit on the committee to ensure information sharing.

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-           Regional operational issues

Heard and understood that some values formulated during the hearings are outside the purview of the Joanna project and revolve around major social issues.

Heard and understood that the participation of local residents in the technical evaluation of resource development projects comes with an increased financial burden.

Heard and understood that a mechanism providing for consultation among regional stakeholders increases the credibility of innovative products and promotes integrated resource management.

Heard and understood that mine exploration, production and restoration projects represent a big share of the region's economic development.

Heard and understood that the development players could envisage a regional economy based on ore processing and thus maximize the benefits to the host community.

Heard and understood that the setup of a mine tailings upgrade and treatment centre could contribute to the expansion of regional expertise.

Recommendation #5 - Resource management that is responsive to community needs

Aurizon Mines Ltd. is responsible for ensuring resource management that is responsive to community needs, and one of the ways it must do this is by maintaining an engagement approach to the strategic steps of the project. That is, by holding specific meetings for feasibility and environmental impact assessment studies, during which the chosen options will be evaluated based on the priority of the issues.

Aurizon Mines Ltd., in collaboration with the stakeholders, must form a multi-stakeholder committee for monitoring technical issues; the members, duties and funding will be defined with the community.

Aurizon Mines Ltd. must remain responsive to the residents and ensure that the establishment of an independent committee, with the goal of monitoring the project’s development, follows the community recommendations.

Finally, there should be an accessible communication channel to publicize and document the participatory approach to ensure it is anchored in the regional development policy.

Stakeholder’s Comments and Propositions Regrouped within the Twelve Global Development Principles

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1.	Responsible Production and Consumption

Which avoids waste and optimizes the use of raw materials, energy and mineral resources

-Technical aspects

-Le mode d'extraction en fosse laissera-t-il une empreinte considérable dans le paysage?
-Avez-vous étudié la possibilité de transporter le minerai par train?
-Envisagez-vous le recyclage des stériles et des résidus?
-Est-ce que l’équipement minier serait réutilisé à la fin des opérations?
-Quel est le pourcentage visé pour le recyclage de l’eau de procédé?
-Y a-t-il un emplacement intermédiaire pour recevoir le concentré?
-Avez-vous considéré l’utilisation du bois dans la construction de vos infrastructures?

-Governance aspects

-	Tout ceci est en réponse aux audiences publiques sur l’environnement!
-	Est-ce qu’Aurizon a l’Abitibi-Témiscamingue à cœur?
-	C’est un discours de marketing, une campagne de séduction!
-	Est-ce qu’on accordera autant d’importance aux risques à moyen et long terme qu’aux risques à court terme?
-	Est-ce qu’Aurizon fera vraiment ce qu’elle dit?
-	Les pôles social et environnemental sont-ils vraiment considérés de façon égale au pôle conomique?
-	Il faut éviter une surexploitation de la ressource en eau souterraine, la gérer correctement et la protéger.

2.              Economic prosperity

That is conducive to social progress and respectful of the environment

-Technical aspects

-	Les retombées économiques doivent rester en région!
-	À combien se chiffreraient les retombées économiques pour Rouyn-Noranda?
-	Est-ce que la fluctuation du prix de l’or pourrait occasionner l’abandon soudain du site?
-	Est-ce que le transport du minerai hors site pourrait accélérer le développement/amélioration du réseau ferroviaire?
-	Une politique interne influençant le pouvoir d’achat local est nécessaire;
-	Est-ce que le démarrage du projet pourrait être retardé face à un manque de connaissance technologique pouvant assurer le respect de l’environnement?

-Regional aspects

-	La mise sur pied d’un centre de traitement régional des résidus pourrait profiter à l’industrie minière;
-	Pourrions-nous envisager une économie de transformation?
-	Si le projet minier agit comme effet levier, qu’engendra-t-il comme gain socio-économique dans la communauté d'accueil?
-	Il faut respecter le fait que nous vivons dans une région ressource;
-	Les retombées économiques doivent rester en région!

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3.           « Coût global »

The value of all goods and services must reflect all the costs they generate for society during their complete life cycle, from design to consumption and disposal

-Technical aspects

-	Quel sera l’effet du projet sur la valeur de mon terrain et de ma maison?
-	Est-ce que la zone Heva est mise de côté seulement pour des questions environnementales?
-	Les stériles pourraient être valorisés en étant utilisés à d’autres fins;
-	Le transport du concentré de minerai par camions va contribuer à la détérioration de la route 117;

-Governance aspects

-	Les calculs des coûts/bénéfices pour la société, de chacune des options étudiées, devraient influencer la prise de décision;
-	La courte durée de vie des opérations justifie-t-elle la prise de décision?
-	La priorité des enjeux et le choix des options doivent être évalués en fonction de la marge de profit disponible;
-	Sur quelle échelle de temps les alternatives seront-elles étudiées et envisagez-vous d’annexer d’autres projets en cours de développement?
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La création d’aires protégées sur des terres privées contribuerait à compenser la perte de territoires naturels pour les générations futures et pourrait représenter une option valable pour un gain environnemental;

-	Si des mesures de compensation des gaz à effet de serre sont entreprises, tel que le transport en autobus de vos employés, le camionnage du concentré me paraît préférable;
-	Le transport et le traitement du concentré d’arsénopyrite ne feraient que déplacer le problème;
-	Considérez-vous la possibilité d’investir dans un fonds pour compenser vos émissions de gaz à effet de serre?
-	Avez-vous l’intention de mettre en garantie, dès le démarrage, les montants couvrant l’ensemble des dommages pouvant être portés aux propriétés et aux puits des résidents?
-	Qu’est-ce que Joanna peut engendrer pour demain?
-	Le coût environnemental du remblaiement de la fosse est élevé;
-	Comment pensez-vous engendrer un gain environnemental?

 -Regional aspect

Opérer Joanna en fosse à ciel ouvert ne répondra peut-être pas aux valeurs de demain?

4.              Environmental Protection

Operations, development and exploration activities have to emphases at all level on the environmental protection of air, water and soil

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-Technical aspects

-	Si le projet démarre, ça va causer une perturbation importante d’un milieu humide!
-	Le minerai contenant de l’arsénopyrite serait traité hors site, mais va-t-il rester de l’arsenic dans les stériles et le parc à résidus minier?
-	Si oui, le contenu en sulfures est-il susceptible de générer un potentiel de drainage minier acide ainsi qu'une lixiviation à long terme des métaux?
-	Le pompage des eaux souterraines est-il susceptible d’avoir un impact sur la qualité, le volume et l’écoulement de l’eau de l'esker?
-	Les eaux industrielles risquent-elles de contaminer les eaux de surface et souterraines et d’affecter les puits d’eau potable?
-	Comment intégrer les changements climatiques dans la gestion du parc à résidus?
-	Restreindre les activités à un seul bassin versant est une bonne mesure;
-	Un certain contrôle du panache des poussières pourrait être assuré en profilant les haldes àstériles;
-	Dans quelle direction se draineront les eaux chargées en matières en suspension du grand parc à résidus?
-	Qu’arrivera-t-il avec les effluents à traiter suite à la fermeture?
-	Prévoyez-vous creuser des puits d’observation pour suivre la qualité de l’eau souterraine?
-	La provenance des éléments contaminants existants devrait être documentée;
-	Il faut minimiser l’érosion des chemins d’accès sur le site pour le contrôle des poussières;
-	Une attention particulière doit être portée à la qualité de l’eau de l’esker de Joanna, l’aquifère est exposé sur une grande distance;
-	Le secteur à l’étude est en aval de l’esker;
-	Les poussières reliées au transport du concentré par camions pourraient contaminer les sols et l’eau de surface;

-Governance aspects

-	Sans la capacité de support environnemental d’un milieu, les autres pôles ne peuvent subsister, l’environnement soutient tout!
-	La protection de la qualité de l’eau souterraine devrait être priorisée;
-	Il faut éviter de perturber un site non impacté;
-	Avez-vous prévu des moyens pour compenser la perte d’une tourbière?
-	Si le minerai est traité hors site, le transport par camion vers un autre site de traitement va augmenter les émissions de gaz à effet de serre!
-	Nous avons confiance en votre capacité de gérer les résidus, mais le risque environnemental dû à un évènement exceptionnel persiste;
-	Un suivi environnemental a-t-il été effectué suivant les travaux d’exploration?

5.           Biodiversity Preservation

For the benefit of present and future generations.

-Technical aspects

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-	Connaissons-nous les impacts potentiels sur les écosystèmes incluant l’aire protégée, les tourbières, les lacs et cours d’eau, le corridor de biodiversité, les milieux forestiers, etc.?
-	Le développement du projet pourrait causer la destruction probable d’un habitat de poisson!
-	La tourbière a-t-elle été caractérisée avant les travaux de forage?
-	Retrouve-t-on des plantes rares?
-	La valeur écologique (côté exceptionnel) de la tourbière doit être déterminée;
-	Avec la modification des écosystèmes, d’autres espèces peuvent être attirées sur le site et s’exposer à la contamination;
-	Sur quelle superficie le pompage affecterait la tourbière autour de la fosse?
-	Un suivi des poussières est nécessaire pour connaître leur effet sur les espèces;
-	Les cervidés pourraient être affectés par la dispersion des poussières, les lichens, dont ils se nourrissent, ont la capacité de bioaccumuler les métaux;
-	Une zone tampon formée d’épinettes capterait les poussières et contribuerait à diminuer la dispersion;
-	Il faut déterminer quelles espèces empruntent les corridors de biodiversité et harmoniser les opérations avec les périodes de reproduction;
-	Les espèces floristiques subiront les effets des modifications apportées à l’hydrographie locale;
-	La création d’un secteur boisé changera l’écosystème et par conséquent la destruction d’habitats;
-	Le corridor de biodiversité n’est pas une zone fixée et permanente, il faut y favoriser le passage des espèces et empêcher la fragmentation d’habitats;
-	Connaissez-vous l’effet des ondes à basse fréquence utilisées dans les campagnes géophysiques sur la faune?
-	Le défi d’implanter un habitat de truite grise dans la fosse restaurée serait intéressant;
-	Le péril aviaire augmenterait avec la création d’un lac avec la fosse;
-	En ensemençant la fosse, elle deviendra un petit lac de pêche qui se videra rapidement;

-Governance aspects

-	Toutes les composantes de la biodiversité (espèces, habitats, etc.) doivent être caractérisées avant la modification du milieu!
-	Est-ce que nous devons maintenir la biodiversité ou pouvons-nous l’améliorer?
-	Comment harmoniser la préservation de la biodiversité avec le plan d’aménagement et de développement de la ville de Rouyn-Noranda?
-	La réglementation sur la protection des milieux humides est formulée pour s’appliquer au sud du Québec, les milieux humides sont abondants en Abitibi;
-	Advenant l’impossibilité de générer un gain sur la biodiversité du secteur, celui-ci pourrait être envisagé à l’extérieur du site;

6.           Protection of Cultural Heritage

Cultural heritage components needs to be identified, protected and reinforce.

-Governance aspects

-	Il est important d’inclure les valeurs traditionnelles dès le début du projet!

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-	La vocation du secteur Hosco est essentiellement vouée à la chasse;
-	Les camps de chasse ne serviront plus, le bruit des opérations fera fuir le gibier!
-	Les activités minières vont perturber un site exceptionnel de la région!
-	La réserve de biodiversité constitue une partie importante du patrimoine culturel;
-	L’aire protégée des lacs Vaudray et Joannès est reconnue par le milieu et les instances gouvernementales comme étant une réserve de biodiversité;
-	La population est fière et conscientisée envers la ressource d’eau souterraine, il faut miser sur cette valeur;

7.           Risks Mitigation and Accident Prevention

-Technical aspects

-	Les infrastructures minières seraient situées dans le corridor aérien, est-ce qu’il y a un danger face au dynamitage?
-	Les plans d’eau attirent les oiseaux, avez-vous pensé au péril aviaire?
-	Est-ce que la fosse serait clôturée?
-	Avec le poids des infrastructures, est-ce que la tourbe risque de s’enfoncer et quelles seraient les conséquences sur la stabilité et la direction d’écoulement des eaux de surface?
-	Si oui, est-ce les eaux de surface risqueraient de s’écouler en direction du lac Joanne?
-	Les risques d’accidents et de déversements associés au camionnage du concentré d’arsénopyrite ne sont pas négligeables considérant l’ajout de ± 10 camions par jour sur le réseau routier;
-	Les normes de transport d’une matière dangereuse par camion pourraient assurer un contrôle du risque, elles doivent par contre être assez sévères (ex. : BPC);
-	Les caractéristiques du site Hosco diminuent les risques associés au traitement et au confinement du concentré;
-	Le risque majeur pour le transport du concentré consiste en l’accumulation de pertes accidentelles tout au long du trajet emprunté;
-	Est-ce que l’étanchéité des sols recevant les haldes à stériles devra être augmentée?
-	Un suivi de la qualité de l’eau de la tourbière pourrait permettre le contrôle des risques dû aux infrastructures;

-Governance aspect

-	Un plan B devrait être mis au point en cas de bris de digue!
-	Le transport du concentré sur une distance de 250km (Casa Berardi) est aberrant;
-	Il serait souhaitable de préconiser un moyen de transport sécuritaire et moins polluant;
-	La gestion des risques associée à une cellule de confinement est contrôlable;
-	Il est préférable de concentrer les résidus dans un seul site, car le risque à long terme est réel;
-	En empruntant une route moins achalandée, le transport du concentré vers un autre site de traitement serait envisageable;
-	En considérant l’aspect des effets cumulatifs dans la planification des mesures d’atténuation du risque, vous serez mieux préparés à gérer les crises;

8.           Health and Improved Quality of Life

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-Technical aspects

-	Dans quelle direction irait la poussière considérant des vents dominants en provenance du nord-ouest?
-	Des mesures seraient-elles mises en place pour minimiser l'impact acoustique des opérations face au dynamitage, au broyage, au concassage?
-	Et plus particulièrement, que ferez-vous pour pallier au bruit causé jour et nuit par l’augmentation du nombre de camions sur la route 117?
-	Il faut connaître l'impact des vibrations résultant du dynamitage sur la stabilité du chemin de fer, des terrains et des solages des maisons et sur la recharge en eau des puits des résidents!
-	Il y a une possibilité que des fragments rocheux soient éjectés lors du dynamitage!
-	Quels seraient les impacts visuels du projet? (infrastructures, haldes à stériles, parc à résidus, etc.)
-	Sur quelle distance seront étudiés les impacts sur l’eau des puits?
-	Est-ce que le projet va faire dévier le corridor aérien?
-	Allez-vous dévier la route 117?
-	Quel effet aurait le pompage sur l’alimentation en eau potable du puits municipal de McWatters?
-	Une bande d’arbres devrait être laissée afin de minimiser l’aspect visuel du projet;
-	Le bruit relié à la circulation des véhicules lourds sur la route 117 nous importune déjà, alors qu’est-ce ça sera avec la venue du projet?

-Governance aspects

-	Va-t-on être expropriés?
-	Nous vivons au lac Joannès pour la quiétude de l’endroit;

-Regional aspects

-	Est-ce que le projet va amener l’accès à internet haute vitesse?
-	L’arrondissement de Mc Watters est situé dans un milieu humide, ce secteur n’est pas nécessairement privilégié pour le développement résidentiel;
-	Les approches de développement doivent s’effectuer au sein de limites prédéterminées afin d’éviter les conflits d’usage du territoire;

9.           Participation and Commitment of Citizens

-Governance aspects

-	Allez-vous vraiment tenir compte des commentaires des intervenants?
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Il serait souhaitable que le comité ait un fonds suffisant pour soutenir les organismes et les personnes préoccupées par le projet dans le but de les aider à participer avec toute l'indépendance nécessaire!

-	Est-ce qu’Aurizon ferait partie du comité?
-	Il serait approprié que le comité formé soit en fonction tout au long du cycle de vie du projet minier!
-	L’importance de la participation publique est bien ancrée au projet;
-	Les intervenants souhaitent participer à la caractérisation de l’esker Vaudray-Joannès et connaître le lien entre le développement du projet et les effets sur l’esker;

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-Regional aspect

-	Certains idéaux vont au-delà des limites du projet générant des attentes auxquelles Aurizon ne peut peut-être pas répondre;

10.           Social Equity and Solidarity

-Technical aspect

-	Sur quelle base Aurizon calcule le 2% remis en dons, commandites et fonds?

-Governance aspects

-	Les retombées économiques doivent être réparties équitablement dans la communauté!
-	Les opinions des experts et des citoyens sont complémentaires et doivent donc être considérées à parts égales;
-	La cohabitation entre le projet Joanna et la société semble possible!
-	Même si nous ne poursuivons pas tous les mêmes buts, nous pouvons nous parler de façon civilisée;
-	La démarche nous permet de nous expliquer et de faire valoir nos opinions;
-	Il faut montrer une écoute particulière aux résidents immédiats et déterminer leurs besoins face au développement du projet;

-Regional aspects

-	Le développement minier doit aussi correspondre avec les besoins des utilisateurs actuels et futurs du territoire!
-	En concertant les organismes du milieu, il est possible d’augmenter la crédibilité d’une idée nouvelle;
-	La démarche de participation sociale est un gain pour Aurizon et pourrait l’être pour l’industrie minière;
-	La discussion continue entre les utilisateurs du territoire assure la gestion intégrée des ressources;

11.           Encourage Access to Training and Education

-Technical aspects

-	Est-ce que les dimensions de la fosse risquent de tripler dans le temps?
-	Est-ce qu’il va y avoir d’autres fosses?
-	Est-ce qu’une opération souterraine est encore envisagée?
-	Qu’est-ce qui détermine la limite entre les types de ressources?
-	Qu’est-ce qui définit un camp minier?
-	Toutes les questions ont été posées, on attend les réponses!

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-Governance aspects

-	L'information doit être accessible et pertinente afin de garantir la compréhension des enjeux par le grand public et permettre la participation effective des intervenants concernés!
-	Advenant que le projet ne soit pas économique, pourrait-il démarrer comme projet pilote?
-	Nous ne sommes pas contre le projet, nous voulons être pertinemment informés!
-	La connaissance et la conscientisation environnementales entrent dans la notion de gain social;
-	Rencontrer les intervenants tôt dans le processus permet à Aurizon d’apprendre;
-	Il est important de valoriser et de véhiculer l’acquisition de connaissances sur l’esker;

12.                      Historical Legacy

Improving any historical legacy of previous mining and exploration activity associated with any mineral property in which the Company has an interest

-Technical aspects

-	Avez-vous pensé à profiler les haldes à stériles avec le relief du paysage?
-	En cours d’opérations et lors de la planification de la fermeture, il faudrait prendre en considération le plan de gestion de la faune de l’aéroport de Rouyn-Noranda!
-	Existe-t-il un parc orphelin à proximité approprié pour recevoir le type de résidus de Joanna?
-	La restauration du site doit s’effectuer en respectant les écosystèmes communs du secteur;
-	Le suivi de la cellule de confinement serait plus complexe après la fermeture du site qu’en cours d’opérations;
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Il faudrait s’assurer du suivi de la qualité de l’eau souterraine lors de l’arrêt du pompage, car les conditions de drainage préférentiel dans l’esker et l’infiltration dans le roc fracturé vont reprendre;

-	Est-ce envisageable de remettre tout le matériel dans la fosse?
-	C’est un avantage de bien connaître les propriétés des différents empilements de stériles et de les gérer de façon distincte;
-	L’empreinte sur le territoire pourrait être diminuée en épaississant les résidus miniers et en utilisant la fosse comme lieu de gestion des stériles potentiellement lixiviables;
-	Le traitement du concentré et le confinement des résidus sur le site semblent sécuritaires considérant l’imperméabilité du sol argileux les technologies de pointe disponibles.

-Governance aspects

-	La restauration devrait s’harmoniser avec le plan d’aménagement et de développement du territoire de la ville de Rouyn-Noranda!
-	L’ennoiement de la fosse et le remblayage complet ne sont pas les seules solutions!
-	Le dépôt de la totalité de la garantie financière nécessaire à la restauration démontrerait votre engagement;
-	Le passif peut être défini comme un héritage environnemental comme il peut être considéré comme un bilan environnemental négatif;
-	Serait-il bénéfique pour Aurizon de restaurer un site abandonné?

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Les avantages de la restauration progressive résident dans l’élaboration de méthodes et d’essais éprouvés en fonction des conditions du site, la connaissance des coûts de restauration ainsi que la diminution des risques environnementaux;

-	L’évolution des connaissances technologiques va peut-être démontrer que ce qui est sécuritaire ne le sera plus demain;

-Regional aspect

-	Comment la population percevrait le transfert d’un résidu à partir d’un milieu rural vers un milieu urbain?

SGS Canada Inc.